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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on December 28, 2017

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IHS Towers Limited
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

Cayman Islands (State or other Jurisdiction of Incorporation or Organization)	3669 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

25 Sackville Street
London W1S 3AX
United Kingdom
+44 (0)20 3542 1061
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Benjamin J. Cohen, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Roxane F. Reardon, Esq. Jonathan R. Ozner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

             Emerging growth company.    ☒

             If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Ordinary shares, par value $0.001 per share	$	$

(1)
Includes the aggregate offering price of additional ordinary shares that may be acquired by the underwriters if the underwriters' option to purchase additional ordinary shares is exercised.

(2)
Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

             The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated                      , 2017.

             Shares

IHS Towers Limited

Ordinary Shares

          This is the initial public offering of ordinary shares of IHS Towers Limited. We are selling             of our ordinary shares, and certain of our existing shareholders identified in this prospectus, or the Selling Shareholders, are selling             of our ordinary shares in this offering. We will not receive any proceeds from the sale of ordinary shares being sold by the Selling Shareholders.

          The underwriters may also exercise their option to purchase up to             additional ordinary shares from us and an additional             ordinary shares from the Selling Shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

          Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $             and $             . We intend to apply to have our ordinary shares listed on                      under the symbol "             ."

          We are both an "emerging growth company" and a "foreign private issuer" under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See "Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer."

          See "Risk Factors" on page 19 to read about factors you should consider before buying our ordinary shares.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

(1)
We refer you to "Underwriting" for additional information regarding underwriting compensation.

          The underwriters expect to deliver the shares against payment in New York, New York on                      , 2017.

Goldman Sachs & Co. LLC	Citigroup	Morgan Stanley

Prospectus dated                      , 2017.

          Through and including           , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

          We are incorporated in the Cayman Islands, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a "foreign private issuer." As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

          We are responsible for the information contained in this prospectus. Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing

i

prospectuses we have prepared, and neither we, the Selling Shareholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the Selling Shareholders, and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

ABOUT THIS PROSPECTUS

          We have historically conducted our business through IHS Holding Limited and its subsidiaries, but prior to the consummation of this offering we will engage in the Reorganization Transactions described in "Prospectus Summary — The Reorganization Transactions" pursuant to which the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited, an exempted company with limited liability incorporated under the Companies Law (2016 Revision) of the Cayman Islands, as amended and/or restated from time to time, or the Companies Law. Except where the context otherwise requires or where otherwise indicated, the terms "IHS Towers," "the Company," "the Group," "we," "us," "our," "our company" and "our business" refer, prior to the Reorganization Transactions discussed below, to IHS Holding Limited and, after the Reorganization Transactions, to IHS Towers Limited, in each case together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

          We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. We have historically conducted our business through IHS Holding Limited and its subsidiaries, and therefore our historical consolidated financial statements present the financial position and results of operations of IHS Holding Limited on a consolidated basis. Prior to the consummation of this offering, we will engage in the Reorganization Transactions described in "Prospectus Summary — The Reorganization Transactions" pursuant to which the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited, a newly formed holding company. Following the Reorganization Transactions and this offering, our financial statements will present the financial position and results of operations of IHS Towers Limited and its consolidated subsidiaries.

Use of Non-IFRS financial measures

          Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage Ratio.

          We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment expense, insurance claims, exceptional income and expense items and other non-operating income and expenses. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

          We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

          We believe that Adjusted EBITDA is an indicator of the financial performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

          Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

          Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

          Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

  •
  they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;

  •
  some of the exceptional items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

  •
  the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

          Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

          We define our Net Leverage Ratio as total borrowings less loans from non-controlling interest, finance lease liabilities and cash and cash equivalents as of year end, divided by Adjusted EBITDA for the year.

          We believe Net Leverage Ratio is an important measure of balance sheet strength given the capital intensive nature of the telecommunications infrastructure sector and our strategy of pursuing targeted incremental inorganic revenue. We use our Net Leverage Ratio to monitor our capital structure with a view to reducing our overall cost of capital. Net Leverage Ratio is not a measure defined by IFRS. Net Leverage Ratio has limitations as an analytical tool, including that it is not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider Net Leverage Ratio in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

v

 MARKET AND INDUSTRY DATA

          We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. Certain industry, market and competitive position data as described under "Industry" and information extracted from that section referred to elsewhere in this prospectus is based on third-party data from Analysys Mason, who in turn have relied on data sourced from other third parties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our internal estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable.

          Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under "Risk Factors." These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

 TRADEMARKS, SERVICE MARKS AND TRADENAMES

          We have proprietary rights to trademarks used in this prospectus, which are important to our business, many of which are registered under applicable intellectual property laws.

          Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies' trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

 CERTAIN DEFINED TERMS

          Unless the context provides otherwise, references herein to:

  •
  "Churn" refers to the loss of tenancies when services provided by us are terminated, a tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period.

  •
  "Colocation" refers to the installation of equipment on existing towers for a new tenant alongside current tenants.

  •
  "Colocation Rate" refers to the average number of tenants per tower that is owned or operated across a tower portfolio at a given point in time, excluding Managed Services.

  •
  "Contracted Tenant Lease Revenue" refers to lease fees to be received from the existing tenants of Key Customers for the remainder of each tenant's current contractual site lease term, as at a specified date. In aggregating Contracted Tenant Lease Revenue, we have assumed a constant foreign exchange rate (being the current contract exchange rates as of June 30, 2017), no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants added, no new lease amendments, no amendments to our existing MLA terms and no churn such as tenant terminations or early withdrawals.

  •
  "Dollar" or "$" refer to U.S. dollars.

  •
  "EMEA" refers to Europe, the Middle East and Africa.

  •
  "ERP" refers to enterprise resource planning.

  •
  "9mobile" refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.

  •
  "9mobile Acquisitions" refers collectively to acquisitions of 2,671 towers from 9mobile, which was comprised of 2,116 towers in 2014 and 555 towers in 2015.

  •
  "euro" or "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

  •
  "GSM" refers to Global System for Mobiles communications technologies for our large MNO customers, which comprise the most prevalent type of technology on our towers to date.

  •
  "HTN Towers" refers to Helios Towers Nigeria Limited, now known as IHS Towers NG Limited.

  •
  "HTN Towers Acquisition" refers to the acquisition of 100% of the share capital of HTN Towers in 2016, which included the acquisition of 1,211 towers, of which 925 were towers with at least one tenant. An additional 368 towers were operated under a Managed Service agreement at the time of acquisition, which was subsequently terminated in April 2017.

  •
  "INT Towers" refers to INT Towers Limited, which is one of our operational subsidiaries in Nigeria. We currently own 100% of INT Towers and minority investors have the right to purchase up to 1.56%.

  •
  "Key Customers" refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d'Ivoire S.A., or Orange Côte d'Ivoire, 9mobile, Airtel Networks Limited, or Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, and Tigo Rwanda Limited, or Tigo Rwanda.

  •
  "lease amendments" refers to the installation of additional equipment on a site or the provision of ancillary services for an existing tenant.

  •
  "LTE" refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this prospectus.

  •
  "Managed Services" refers to when MNOs outsource the day-to-day operations of their owned towers, including maintenance, security and power supply.

  •
  "MLA" refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.

  •
  "MLL" refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.

  •
  "MNOs" refers to mobile network operators.

  •
  "MTN Acquisition" refers collectively to the acquisition of 8,850 towers from MTN Nigeria Limited, or MTN Nigeria, signed in December 2014, of which we closed tranche one of the acquisition comprising 4,154 towers in December 2014 and tranche two of the acquisition comprising 4,696 towers in July 2015. The business resulting from this acquisition is INT Towers.

  •
  "MTN Customers" refers to MTN Nigeria, MTN Côte d'Ivoire S.A., or MTN Côte d'Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, and MTN Rwandacell Limited, or MTN Rwanda.

  •
  "MTN Group" refers to MTN Group Limited, which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in each of the African countries in which we currently operate.

  •
  "Naira" and "

  " refer to the lawful currency of the Federal Republic of Nigeria.

  •
  "new sites" refers to towers constructed through build-to-suit arrangements.

  •
  "OEM" refers to original equipment manufacturer.

  •
  "sites" refers to towers that are owned or operated by us.

  •
  "SLAs" refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.

  •
  "subscribers" refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided. For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.

  •
  "towers" refers to ground-based towers, in-building solutions, rooftop and wall-mounted towers and cells-on-wheels, each of which are constructed to support wireless transmission equipment. We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. Once we acquire or construct towers, we receive revenue from tenants and we are also responsible for future capital expenditures and costs of sales related to those towers.

PROSPECTUS SUMMARY

          This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our historical consolidated audited and condensed consolidated unaudited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Overview

Our Business

          We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure, or tower operators, in the world. We provide critical telecommunications infrastructure to our customers and facilitate mobile communications coverage for over 260 million people, currently across five countries. We are the largest independent tower operator in Africa and EMEA and the third largest independent multinational tower operator globally, in each case by tower count. As of June 30, 2017, we operated 22,728 telecommunication towers across five countries in Africa. We are the largest tower operator in each of our markets and the only tower operator in four of our markets. More recently, we have signed but not yet closed an agreement to acquire approximately 1,613 towers in Kuwait through a controlling investment, which supports our strategy of expanding to geographies that meet our investment criteria.

Largest Independent Tower Companies by Tower Count

Africa Tower Companies	EMEA Tower Companies	Global, Multinational Tower Companies

Source: Company information and TowerXchange.

Note: Data as of September 30, 2017. "AMT" refers to American Tower Corporation, "HTA" refers to Helios Towers Africa Limited, "Eaton" refers to Eaton Towers Limited, "Cellnex" refers to Cellnex Telecom, S.A. and "SBA" refers to SBA Communications Corporation.

(1)
Pro forma for acquisition in Kuwait, which we have signed but not yet closed. See "— Recent Developments."
(2)
Pro forma for acquisitions in India, Mexico and the United States.
(3)
Pro forma for acquisitions.

          For the year ended December 31, 2016, we generated revenue of $906 million, loss for the year of $941 million and Adjusted EBITDA of $383 million. In 2016, we had a loss margin of 104% and our Adjusted EBITDA Margin was 42%. See "— Summary Consolidated Financial and Operating Data" for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure.

          For the year ended December 31, 2016 compared to the year ended December 31, 2015, we realized year-over-year, or YoY, growth of 25% for revenue, 87% for loss and 38% for Adjusted

EBITDA. As of June 30, 2017, our owned and operated tower portfolio supported 34,742 tenants with a combined Colocation Rate of 1.53x.

Revenue ($ millions)	Profit/(Loss) ($ millions) and Profit/(Loss) Margin (%)	Adjusted EBITDA ($ millions) and Adjusted EBITDA Margin (%)

          Our core business is providing shared telecommunications infrastructure services to MNOs and other communications service providers, who in turn provide wireless voice and data services to their end users. We also provide our customers with opportunities to install active equipment on existing towers alongside current tenants, known as colocation, and we provide opportunities for customers to commission the construction of new sites to their specifications. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for towers owned by third parties.

          To support the telecommunications infrastructure needs of our customers, we enter into long-term contracts that provide the framework for our services. MLAs are typically 5 to 15 years in tenor and have historically yielded strong renewal rates. The average remaining length of our existing contracts with our Key Customers, who represented 87% of our tenants as of June 30, 2017, is 9.0 years. Additionally, our Key Customers represented 94% of our revenue for the six months ended June 30, 2017, with aggregate Contracted Tenant Lease Revenue of $9.2 billion as of June 30, 2017.

          Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the six months ended June 30, 2017, the year ended December 31, 2016 and the year ended December 31, 2015, 69%, 69% and 70%, respectively, of our revenues were linked to the U.S. dollar or euro. Foreign currency-linked elements of our contracts aim to help provide protection against potentially adverse movements in local currency.

          Our primary customers are the leading MNOs and other communications service providers in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 14 transactions, building a footprint that currently covers Nigeria, Côte d'Ivoire, Cameroon, Rwanda and Zambia.

 IHS Towers Overview by Country

				Market Share

Country	Population (millions)	Subscriber Base (millions)	# of IHS Towers	Outsourced Towers	Total Towers	IHS Towers Market Position

Africa
Nigeria	188	154	15,469	69%	47%	#1
Côte d'Ivoire	24	27	2,493	100%	74%	#1
Cameroon	25	19	2,239	100%	51%	#1
Zambia	16	12	1,730	100%	59%	#1
Rwanda	12	9	797	100%	72%	#1

Africa Total	264	221	22,728	77%	50%	#1
Middle East
Kuwait	4	8	1,613	100%	27%	#1

Middle East Total	4	8	1,613	100%	27%	#1
IHS Towers Total	268	229	24,341	78%	48%	#1

Note: Tower counts as of June 30, 2017. We have signed but not yet closed an agreement to acquire towers in Kuwait. See "— Recent Developments."

Source: Analysys Mason, IDB, C-GID, National Institute of Statistics Rwanda and Company information

          We have historically increased the number of our owned and operated towers through a combination of constructing new sites as well as through acquisitions of tower portfolios from MNOs and an independent tower company. Subsequent to entering new markets, we commence the construction of new sites shortly thereafter. Since our inception, we have completed 14 transactions for more than 19,000 towers and built over 4,000 new sites.

          We offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strength of our market positions in each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:

  •
  a large and scalable platform that provides critical infrastructure to help drive telecommunications activity and broader economic progress;

  •
  long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;

  •
  well-defined expansion strategy designed to enter carefully selected markets with compelling underlying fundamentals; and

  •
  comprehensive commitment towards contributing to the well-being of our communities and environments where we operate.

          Our successful performance is the result of many years of building, acquiring, operating, managing, and owning telecommunications infrastructure. As pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, a deep bench of operational talent, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets.

          We believe that the underlying trends in telecommunications will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued colocation, lease amendments, new site construction and acquisition activity. With an average age of our tower portfolio of 3.5 years, based on the date of integration of sites, and a Colocation Rate of 1.53x tenants per tower, we believe that we have a young portfolio with ample capacity to continue growing organically as well as to realize further gains on operating margins from operational efficiencies.

Our Industry

Macroeconomic Overview

          Several key macroeconomic trends influence the propensity to adopt wireless telecommunication services, and thereby drive the expected long-term demand for telecommunications infrastructure and network capacity. We seek out markets that demonstrate these trends and that we believe will provide long-term growth and appropriate risk-adjusted returns.

          Population Growth:    Our markets exhibit high population growth rates. Today, there are approximately 268 million people in our current markets, including Kuwait, and analysts estimate that number could reach approximately 302 million by 2021. The compound annual growth rate, or CAGR, of the population in our markets has averaged 2.5% from 2010 to 2016 and the population is forecasted to grow at 2.4% from 2016 to 2021, which exceeds the global average.

          Population Age:    In our markets, including Kuwait, approximately 53 million people are between the ages of 15 and 24. The median age across our markets is approximately 18 years old compared with the global median age of 30 years old. In addition, approximately 15% of the total population in our markets, or approximately 40 million people, is between the ages of 25 to 34. With many "high demand" users, our markets could continue to see increasing voice penetration and strong demand increases for data. This segment represents a key portion of the expanding middle-class, who tend to find wireless telecommunications services to be critical to their day-to-day lives.

          Increasing Urbanization:    Countries with a higher degree of urbanization typically have higher mobile penetration rates, higher average revenue per user, or ARPU, and more rapid deployment of next generation wireless technology and networks, which drive demand for additional telecommunications infrastructure. Many of our markets have urban populations that are approaching or exceed 50% of the total population, while certain of our other markets, such as Rwanda and Zambia, have urbanization levels that are lower, but growing rapidly.

          GDP Growth and Wireless Telecommunications as a Core Driver:    The markets in which we operate demonstrate high GDP growth relative to more developed markets. Higher GDP growth generally translates into a larger middle class with higher disposable incomes to consume wireless telecommunications, as compared to when such markets were less developed. Mobile subscribers are expected to continue to use their handsets for increasingly integrated communications, social, entertainment and business applications. More businesses are leveraging the productivity benefits of enhanced telecommunications services and individuals are demanding more and better communications services, which in turn contributes to further GDP growth. The resulting impact on GDP growth has a positive impact on broader economic development and creates steady demand for increased telecommunications infrastructure.

Telecommunications and Towers Industry

Large and Growing Wireless Telecommunications Industry

          Wireless is the main form of telecommunications:    In our markets, wireless services and networks are the primary and preferred method of telecommunications due to a lack of fixed line infrastructure.

          Large addressable market for wireless telecommunications services:    The wireless markets in which we operate are amongst the fastest growing in the world. In aggregate, total mobile revenues in our markets, including Kuwait, were $13 billion as of 2016 with the total number of wireless subscribers estimated to increase from 229 to 339 million and 3G/4G penetration to increase from 34% to 87% from 2016 to 2027. The number of mobile subscribers is expected to increase by 39 million from 2016 to 2021, which at current utilization rates could require approximately 8,000 additional towers, in addition to the additional coverage and capacity already needed in our markets. We believe these growth trends may continue given the favorable macroeconomic and demographic factors mentioned previously.

          Multiple MNOs competing in the market:    Within our markets several MNOs compete, which tends to create healthy competition in the broader telecommunications market. Telecommunications infrastructure providers typically benefit from this dynamic. MNOs are expanding services, especially around data, that could require investment in the latest technologies, as well as more space on towers. Since a large portion of wireless subscribers in our markets are on prepaid packages and more prone to switching service providers, network quality is critical. To compete, MNOs must continually invest in their networks and service offerings. Whether they deploy advanced wireless networks or increase network densification, both should increase demand for telecommunications infrastructure.

Attractive Opportunity for Telecommunications Infrastructure Providers

          Well-established contractual framework between MNOs and telecommunications infrastructure providers:    We believe that the outsourced tower management model is mutually beneficial to MNOs, telecommunications infrastructure providers and ultimately subscribers. MNOs benefit from their agreements with telecommunications infrastructure providers in multiple ways, including reduced operating and capital expenditures. Such outsourcing typically enables MNOs to dedicate more time and resources to enhancing service quality and innovation, customer service and marketing, as well as to realize capital proceeds from their tower disposals. Outsourcing allows telecommunications infrastructure providers to use their specialized focus and relationships with MNOs and suppliers across the value chain to better manage towers.

          Consistent track record of telecommunications infrastructure outsourcing:    As a result of outsourcing benefits and increasing MNO competition, MNOs in Africa have increasingly outsourced their tower ownership to third-party operators, although we believe further outsourcing opportunities remain on the continent. The shift in tower ownership is in its infancy in the Middle East, and could provide growth opportunities for tower companies. We believe that this trend is similar to the ones that have played out across Europe and the United States.

          Need for additional telecommunications infrastructure:    Many emerging and some more developed markets are underinvested in telecommunications infrastructure. High demand for new technologies and data services is increasing the utilization on existing towers and driving the demand for new towers. For example, some African wireless networks are supporting nearly two times the number of subscribers per tower site as in the United States. The higher utilization significantly impacts network quality and is unsustainable for lower frequency data networks.

          Favorable regulatory environment for telecommunications infrastructure:    National telecommunications regulators encourage improved capacity and expanded coverage. Growing populations and wireless usage, as well as quality of service and roll-out obligations, requires MNOs to invest in both existing and new communications equipment and tower companies are filling the need to host this equipment. Tower companies play a role in helping implement regulators' policy objectives on improving coverage and mitigating down-time and continue to support their efforts in this regard. Favorable regulation contributes to encouraging investment in new infrastructure and sharing among the MNOs.

          High barriers to entry:    Significant resources are required to build or buy regional or national tower footprints at our scale in our markets. We have had a first mover advantage in the markets in which we operate as we have completed the first tower-MNO deals in such markets. In addition to building our scale, we have also developed significant operating expertise, which includes a local presence, tower management, site selection, development and acquisition capabilities, experience navigating regulatory processes and management of energy supply contracts.

Our Competitive Strengths

          We believe the following strengths have positioned us to generate strong financial returns and growth:

We are a distinct leader in our markets supported by high quality assets.

          Significant Market Scale.    We are the number one tower operator in all of our markets. We have a 69% market share of independently owned or operated sites in Nigeria, which is the largest telecommunications market in Africa, and we are the only independent tower operator in all of our other markets. In the Middle East, we will be the first significant tower company to enter the region and will begin by acquiring approximately 1,613 towers in Kuwait through a controlling investment, upon the closing of the Kuwait Acquisition (as defined below). As a leader in each of our markets, we benefit from operational efficiencies that help drive financial performance.

          Substantial and Defensible Market Share.    We believe that in Nigeria we have provided approximately 70% of estimated demand for new site deployments in the market over the two-year period ending June 30, 2017, while we are the only independent tower operator in our other markets. Our market position is backed by long-term contracts that we have a history of successfully maintaining. We continue to provide quality service and take a partnership approach to radio frequency planning. In certain instances, we also benefit from government regulations that restrict towers and masts from being built within a certain radius of each other. These factors underpin the sustainability of our market leadership.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

          Proven business model coupled with recurring revenues and long-term contracts.    Infrastructure and tower sharing allows MNOs to focus on their core business. We offer reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high switching costs and we historically have had a track record of successfully renegotiating and extending our contracts.

          Structurally favorable unit economics enable us to achieve returns.    The absence of competing infrastructure in the vicinity of our towers helps ensure a strong demand from existing customers and serves as the preferred location for potential new demand. Time to market advantages, cost to build considerations and in some cases regulatory restrictions create natural and high barriers to entry into our markets. Each additional tenant and lease amendment allows us to improve our margins and helps accelerate our payback period on our initial capital investment. We believe that we use reasonable amounts of leverage to further enhance our return on capital invested. When we add additional tenants, we generally incur limited incremental costs and do not provide second tenant discounts.

          We have contractual protections against macroeconomic volatility.    For the six months ended June 30, 2017 and year ended December 31, 2016, 69% and 69%, respectively, of our revenues were linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.

We have an established history of delivering high quality service to our customers.

          Long-Term Relationships with Leading MNOs.    We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our sites are, for most of our clients, the only or the primary tower infrastructure that supports their operations, making us a key long-term partner of our clients. Through these partnerships, we have developed deep ties with our customers' key decision makers.

We have one of the most modern and efficient operational management platforms globally.

          We have differentiated ourselves over time through our advanced network operations centers, bespoke remote monitoring at 55% of sites (with remote monitoring at more sites when including those with third-party network operations centers), site acquisition and maintenance teams, as well as a network of partners in the field of security, power management equipment, site deployment / construction and diesel supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio.

We have a track record of growth through acquiring, executing, consolidating and integrating tower portfolios.

          Since our inception, we have completed 14 transactions for more than 19,000 towers across five countries. These acquisitions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business.

We have a founder-led, experienced management team with a differentiated operational skillset and track record, supported by committed, seasoned investors.

          Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.    Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have added to our leadership team over the years and together, we have deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions.

          We have benefited from the consistent commitment of experienced, long-term investors that actively support our management.    From our inception, we established an investor-friendly framework, focused on corporate governance and have provided a platform that combines the strong fundamentals of the towers business with attractive growth potential. Our global shareholder base has included strategic and financial investors, such as Goldman Sachs, Singapore's GIC, Korea Investment Corporation, Wendel, Emerging Capital Partners, Investec, FMO, AIIM, UBC, MTN Group and the International Finance Corporation, or IFC, among others.

          Our governance and control frameworks underpin our dedication to operational best practices.    We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management.

Our Strategy

          Since our inception in 2001, we have established a reputation as a leader in the emerging markets telecommunication infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical infrastructure, which also benefits the broader communities in our markets. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:

Increase revenue and improve margins and free cash flows by maximizing the use of our existing network infrastructure and driving organic growth through colocation, lease amendments and new sites

          Our primary strategy is to expand our revenue-generating asset base, and improve utilization on new and existing towers. We have multiple organic and inorganic paths to increase revenue. We aim to drive organic revenue through colocation, lease amendments, contractual lease fee escalations and new site construction. In addition, we believe strong operating leverage and initiatives, such as decommissioning, will help us drive margins and increase free cash flows.

Seek attractive rates of return through disciplined investment

          We intend to continue investing capital at attractive rates of return. We pursue investments in existing markets and have a strong track record of value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth.

          In new markets, we seek either an attractive macroeconomic environment or contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for telecommunications infrastructure services. In part, markets are considered attractive if we believe we can achieve significant scale and even more so if we can leverage relationships with multi-national MNOs with whom we have existing relationships in other markets.

          In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we see the potential for new and related services that will help enhance our value proposition to our customers, reduce their operating costs and help improve their quality of service.

Leverage our people and new technology to maintain and enhance our leadership positions while improving our impact on the environment and our communities

          We plan to continue to deliver high levels of performance to our clients in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly leveraging new technology to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions helps reduce our operating costs and is more environmentally friendly. We intend to continue supporting local schools, health clinics and other programs as part of our corporate, sustainability and responsibility program that is focused on helping to improve the communities in which we operate and further contribute to the growth and development of our markets.

Recent Developments

          Consistent with our growth and expansion strategy, on October 10, 2017, we announced that we had entered into an agreement with Mobile Telecommunications Company K.S.C.P., or Zain Kuwait, for the sale and leaseback of its tower portfolio of approximately 1,613 towers and management of a further 126 towers. We will acquire and/or operate these towers through an operating entity to be incorporated in Kuwait, of which a newly formed holding company, IHS Netherlands GCC B.V., or IHS Netherlands GCC, will own 70%, with Zain Kuwait owning the remaining 30%. Although we currently own 100% of IHS Netherlands GCC, we may permit minority investors to acquire an equity interest in this entity in the future. We refer to this transaction as the Kuwait Acquisition. The Kuwait Acquisition is currently expected to close in the first quarter of 2018.

          The consummation of the Kuwait Acquisition is subject to customary closing conditions, including regulatory and statutory approvals. There can be no assurance that the Kuwait Acquisition will close in the time period or on the terms described herein or at all. See "Risk Factors — We may not complete the Kuwait Acquisition within the time frame we anticipate or at all which could adversely affect our business, prospects, financial condition and/or results of operations."

The Reorganization Transactions

          We have historically conducted our business through IHS Holding Limited, a private company limited by shares incorporated in Mauritius, and its subsidiaries. On December 12, 2017, we formed IHS Towers Limited, an exempted company with limited liability incorporated under the Companies Law, with nominal initial capital for purposes of effectuating our initial public offering.

          Prior to the consummation of this offering, the outstanding options and warrants of IHS Holding Limited will be converted into shares, and in turn all the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited. As a result of the Reorganization Transactions, which will occur immediately prior to the consummation of this offering, our business will be conducted through IHS Towers Limited and its subsidiaries. In this prospectus, we refer to all of these events as the "Reorganization Transactions."

Corporate Information

          We were incorporated in the Cayman Islands on December 12, 2017 as an exempted company with limited liability under the Companies Law. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Pursuant to a group reorganization as described in the section entitled "— The Reorganization Transactions," which will be completed immediately prior to the consummation of this offering, we will become the holding company of IHS Holding Limited and its subsidiaries.

          Our principal executive offices are located at 25 Sackville Street, London W1S 3AX, United Kingdom. Our telephone number at this address is +44 (0)20 3542 1061. Our website address is www.ihstowers.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks Associated With Our Business

          Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the "Risk Factors" section of this prospectus in deciding whether to invest in our securities. These important risks include, but are not limited to, the following:

  •
  a significant portion of our revenue is derived from a small number of MNOs;

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  we may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices;

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  our current and future markets involve additional risks compared to more developed markets;

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  we and our customers face foreign exchange risks, which may be material;

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  we may not successfully execute our business strategy or manage our growth;

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  we rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to maintain our tower infrastructure effectively;

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  our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results;

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  any increase in operating expenses, particularly increased costs for diesel or an inability to pass through increased diesel costs, could erode our operating margins;

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  inability to renew and/or extend our ground leases, or protect our rights to the land under our towers;

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  ability to construct new sites;

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  risks relating to the markets in which we operate; and

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  risks related to our status as a foreign private issuer.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

          We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

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  the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

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  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

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  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

          We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our ordinary shares less attractive because we may rely on these exemptions. The result may be a less active trading market for our ordinary shares, and the price of our ordinary shares may become more volatile.

          Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

          We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

          Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

          Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

 THE OFFERING

Ordinary shares offered by us	ordinary shares
Ordinary shares offered by the Selling Shareholders	ordinary shares
Ordinary shares to be outstanding after this offering	ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us and the Selling Shareholders in full)
Option to purchase additional shares

We and the Selling Shareholders have granted the underwriters an option to purchase up to             additional ordinary shares from us and an additional             ordinary shares from the Selling Shareholders within 30 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes. See "Use of Proceeds."
We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
Dividend policy

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. See "Dividend Policy."

Listing	We intend to apply to list our ordinary shares on , or , under the symbol " ."
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

          The number of our ordinary shares to be outstanding after this offering is based on                  ordinary shares outstanding as of                  , 2017 and excludes               ordinary shares reserved for future issuance under our employee share option programs as described in "Management — Share Incentive Plans."

          Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

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  no exercise by the underwriters of their option to purchase additional ordinary shares in this offering; and

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  an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

          We have historically conducted our business through IHS Holding Limited and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of IHS Holding Limited. Prior to the consummation of this offering, we will engage in the Reorganization Transactions, pursuant to which IHS Towers Limited, a newly formed holding company with nominal assets and liabilities, which will not have conducted any operations prior to the consummation of this offering, will become the holding company of IHS Holding Limited and its subsidiaries. Following the Reorganization Transactions and the consummation of this offering, our financial statements will present the results of operations of IHS Towers Limited and its consolidated subsidiaries. IHS Towers Limited's financial statements will be the same as IHS Holding Limited's financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in IHS Towers Limited's earnings per share calculations. See "— The Reorganization Transactions."

          We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented as of and for the years ended December 31, 2015 and 2016 has been derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus. Our historical consolidated financial statements for the years ended December 31, 2015 and 2016 have been restated. See Notes 2.1.1 and 34 to our historical consolidated financial statements for the years ended December 31, 2015 and 2016 included elsewhere in this prospectus.

          The summary historical consolidated financial information presented as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 has been derived from the unaudited condensed consolidated interim financial statements of IHS Holding Limited included elsewhere in this prospectus, which, in the opinion of our management, include all adjustments necessary to present fairly the results of operations and financial condition at the date and for the periods presented. The results for the six months ended June 30, 2016 and 2017 are not necessarily indicative of the results of operations that you should expect for the entire year ending December 31, 2017 or any other period.

          The unaudited pro forma financial information set forth below is derived from the audited and unaudited consolidated financial statements of IHS Holding Limited appearing elsewhere in this prospectus and is based on assumptions as explained in the notes to the tables below.

          All operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

          The financial data set forth below should be read in conjunction with, and are qualified by reference to, "Prospectus Summary — The Reorganization Transactions," "Presentation of Financial and Other Information," "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and interim condensed consolidated financial statements of IHS Holding Limited, including the notes thereto, included elsewhere in this prospectus.

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands, except share and per share data)
IHS Holding Limited Statements of Income and Comprehensive Income Data:
Revenue	726,743	905,605	474,516	541,450
Cost of sales	(570,578)	(685,920)	(350,111)	(384,356)

Administrative expenses	(253,270)	(267,259)	(153,547)	(75,083)
Other income	4,407	55,217	54,205	1,594
Operating profit/(loss)	(92,698)	7,643	25,063	83,605
Finance income	40,286	78,048	30,700	116,250
Finance costs	(410,210)	(1,202,718)	(909,702)	(114,658)

Profit/(loss) before income tax	(462,622)	(1,117,027)	(853,939)	85,197
Income tax (expense)/benefit	(41,454)	176,278	268,357	(14,218)

Profit/(loss)	(504,076)	(940,749)	(585,582)	70,979

Profit/(loss) attributable to
Owners of the Group	(435,648)	(826,392)	(477,528)	67,069
Non-controlling interests	(68,428)	(114,357)	(108,054)	3,910
Earnings/(loss) per share — basic	(0.00398)	(0.00690)	(0.00403)	0.00048
Earnings/(loss) per share — diluted	(0.00398)	(0.00690)	(0.00403)	0.00047
Weighted average number of shares outstanding — basic	109,438,399	119,700,839	118,482,772	139,800,842
Weighted average number of shares outstanding — diluted	154,990,205	145,051,339	160,545,549	141,847,925

	Year ended December 31,		Six months ended June 30,

	2015	2016	2016	2017

IHS Towers Pro Forma Data(1):
Pro forma earnings per share
Basic
Diluted
Pro forma weighted average number of shares outstanding(2)
Basic
Diluted
IHS Towers Pro Forma As Adjusted Data(1):
Pro forma as adjusted earnings per share
Basic
Diluted
Pro forma as adjusted weighted average number of shares outstanding(2)
Basic
Diluted

	As of December 31,	As of December 31,	As of June 30,

	2015 (restated)	2016 (restated)	2017

	($ in thousands)
IHS Holding Limited Statement of Financial Position Data:
Cash and cash equivalents	619,326	476,078	538,101
Total assets	4,624,890	4,052,415	4,292,407
Non-current borrowings	1,357,470	1,904,792	1,835,423
Total borrowings	1,482,298	2,003,787	2,118,835
Stated capital	3,289,592	3,487,965	4,518,502
Total equity	2,495,000	1,497,142	1,612,145

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands)
IHS Holding Limited Statement of Cash Flows:
Net cash generated from operating activities	249,510	415,513	302,148	211,288
Net cash used in investing activities	(1,453,277)	(805,882)	(478,438)	(134,443)
Net cash (used in)/generated from financing activities	903,635	349,527	3,079	(15,582)

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands, except ratio and operating data)
IHS Holding Limited Other Financial and Operating Data:
Adjusted EBITDA(3)	276,950	382,960	204,410	278,417
Adjusted EBITDA Margin(4)	38.1%	42.3%	43.1%	51.4%
Net Leverage Ratio(5)	2.2x	3.3x
Number of towers (at period end)	21,132	22,425	22,141	22,728
Colocation Rate (at period end)	1.36x	1.52x	1.46x	1.53x

(1)
Prior to the consummation of this offering, all of the outstanding options and warrants of IHS Holding Limited will be converted into shares, and in turn all the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited pursuant to the Reorganization Transactions. The pro forma data represents the impact of retroactively reflecting the Reorganization Transactions as if they were consummated at the beginning of the referenced period. Subsequent to the Reorganization Transactions, previously reported historical earnings per share will be given retrospective effect for the exchange of previously outstanding shares during those periods. The conversion and exchange of options and warrants prior to the consummation of this offering will be treated prospectively. See "— The Reorganization Transactions."

Pro forma as adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions; (b) the issuance and sale of             ordinary shares by us in this offering at a price equal to $             per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the use of proceeds from this offering as described under "Use of Proceeds."

(2)
The pro forma and pro forma as adjusted weighted average ordinary shares issued and outstanding has been calculated as if the ownership structure resulting from the Reorganization Transactions were consummated at the beginning of the referenced period.

(3)
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment expense, insurance claims, exceptional income and expense items and other non-operating income and expenses. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

We believe that Adjusted EBITDA is an indicator of the financial performance of our core business. We believe Adjusted EBITDA is useful to investors and is used by our management for measuring profitability and allocating resources, because it excludes the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA as reported by us to Adjusted EBITDA as reported by other companies. Adjusted EBITDA has not been prepared in accordance with IFRS.

Adjusted EBITDA is not a measure of performance under IFRS and you should not consider Adjusted EBITDA as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are: (i) it does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; (iii) some of the exceptional items we eliminate in calculating Adjusted EBITDA reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and (iv) the fact that other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.

  Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA.

  The following is a reconciliation of Adjusted EBITDA to profit/(loss) for the periods presented:

	For the year ended December 31,		For the six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands)
Profit/(loss)	(504,076)	(940,749)	(585,582)	70,979
Add back:
Income tax expense/(benefit)	41,454	(176,278)	(268,357)	14,218
Finance costs	410,210	1,202,718	909,702	114,658
Finance income	(40,286)	(78,048)	(30,700)	(116,250)
Depreciation and amortization	184,668	271,570	134,371	143,269
Impairment of property, plant and equipment and prepaid land rent(a)	—	—	—	30,582
Net (profit)/loss on sale of assets	—	4,518	116	(136)
Share-based payment expense(b)	94,330	88,364	90,624	12,467
Insurance claims(c)	(342)	(2,055)	(1,335)	(805)
Exceptional items income(d)	—	(50,958)	(50,958)	—
Exceptional items expense(e)	91,278	63,902	6,604	9,437
Other non-operating income and expenses	(286)	(24)	(75)	(2)

Adjusted EBITDA	276,950	382,960	204,410	278,417

(a)
Represents an impairment charge in 2017 following the decommissioning of sites.

(b)
Represents non-cash charges related to share-based compensation, which vary from period to period depending on timing of awards.

(c)
Represents insurance claims included as non-operating income.

(d)
Exceptional items income contains items of income that have been shown separately due to the significance of their nature, size or incidence of occurrence. For the year ended December 31, 2016 and the six months ended June 30, 2016, exceptional items income related to the Visafone exit fee of $51.0 million.

(e)
Exceptional items expense contains items of expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. For the periods presented, exceptional items expense related to the following:

	For the year ended December 31,		For the six months ended June 30,
	2015 (restated)	2016 (restated)	2016	2017
	($ in thousands)
One-off decommissioning provision	—	3,475	—	—
Impairment of withholding tax receivables	—	21,760	—	—
Business combination transaction costs	83,782	20,909	1,173	393
Aborted transaction costs	883	1,393	1,041	—
Redundancy costs	—	3,676	2,129	176
Other expenses(i)	6,613	12,689	2,261	8,868

Exceptional items expense	91,278	63,902	6,604	9,437

(i)
Other expenses for the year ended December 31, 2016 included $8.9 million in costs and incentives related to the Notes issuance. Other expenses for the six months ended June 30, 2017 included $7.4 million in relation to site safety, structural integrity and compliance review. See Note 11 to each of our historical consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding other expenses.

(4)
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

(5)
We define our Net Leverage Ratio as total borrowings less loans from non-controlling interest, finance lease liabilities and cash and cash equivalents as of year end, divided by Adjusted EBITDA for the year. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

	As of December 31,

	2015 (restated)	2016 (restated)

	($ in thousands, except ratio data)
Total borrowings	1,482,298	2,003,787
Less:
Loans from non-controlling interest(a)	(244,809)	(281,650)
Finance lease liabilities	(471)	—
Cash and cash equivalents	(619,326)	(476,078)

Numerator	617,692	1,246,059

Denominator (Adjusted EBITDA)	276,950	382,960

Net Leverage Ratio	2.2x	3.3x

(a)
Represents a loan from MTN Nigeria Towers SPV B.V., a subsidiary of MTN Group, initially received in connection with the MTN Acquisition.

RISK FACTORS

          You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to our Business

A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could adversely affect our business, prospects, financial condition and/or results of operations.

          A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for both the six months ended June 30, 2017 and the year ended December 31, 2016, revenue from the top three customers in each of our markets of operation collectively accounted for over 85% of our revenue generated in each of those markets, with MTN Nigeria and 9mobile each accounting for 47% and 15%, respectively, of our consolidated revenue for the six months ended June 30, 2017, and 46% and 17%, respectively, of our consolidated revenue for the year ended December 31, 2016. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform under their lease agreements with us.

          Due to the long-term nature of our MLAs (usually 5 to 15 years with subsequent renewal provisions), we are dependent on the continued financial strength of our customers. In addition, some customers may operate with substantial leverage and/or rely on capital raising to fund their operations, and such customers may not have credit support or the ability to raise capital. Furthermore, some of our customers may become subject to regulatory or other action, which may result in unanticipated levies or fines. For example, MTN Nigeria was fined 1,040 billion by the Nigerian Communications Commission in October 2015 for failing to deactivate unregistered mobile users in a timely manner, which was later reduced to 330 billion (equivalent to approximately $1.1 billion using an exchange rate of 305 to $1.00 as of June 30, 2017). Any fines levied against our customers, inability to fund their operations or other financial difficulties experienced by our customers could negatively affect their demand for tower space or their ability to perform under their lease agreements with us, and in turn could adversely affect our business, prospects, financial condition and/or results of operations.

          In addition, if any of our customers are unwilling or unable to perform their obligations under the relevant tower lease agreements, our revenues, financial condition and/or results of operations could be adversely affected. In the ordinary course of our business, we do occasionally experience disputes with our customers, generally regarding the interpretation of terms in our lease agreements. Historically, we have sought to resolve these disputes in an amicable manner and such disputes have not had a material adverse effect on our customer relationships or us. However, it is possible that such disputes could lead to a termination of our lease agreements with customers, a material modification of the terms of those lease agreements or a failure to obtain new business from existing customers, any of which could adversely affect our business, prospects, financial condition and/or results of operations. In addition, if we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, resulting in a corresponding adverse effect on our business, prospects, financial condition and/or results of operations.

          In addition, no assurance can be given that customers will renew their tower lease agreements upon expiration of those agreements or that customers will not request amendments to existing agreements, which would be unfavorable to us. No assurance can be given that we will be successful in negotiating favorable terms with these customers. Any failure to obtain renewals of existing tower lease agreements or failure to successfully negotiate favorable terms for such renewals or for amendments to existing agreements (if sought) could result in a reduction in revenues and, accordingly, could adversely affect our business, prospects, financial condition and/or results of operations.

We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.

          Our contractual invoicing cycle is typically quarterly in advance with the contractual payment cycle on average 30 to 60 days post invoice. As of June 30, 2017, we had $99.9 million, which was 120 days or more overdue from our customers. While we may continue to pursue our contractual rights in collecting relevant outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay any such sums due to us under their MLAs with us, which could adversely affect our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers, which could adversely affect our business, prospects, financial condition and/or results of operations.

Our current and future markets involve additional risks compared to more developed markets, which could adversely affect our business, prospects, financial condition and/or results of operations.

          We and our customers operate in various international markets, particularly in emerging markets such as in Africa, and upon consummation of the Kuwait Acquisition, the Middle East. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including risks of:

  •
  general political and/or economic conditions, including any deterioration thereof, including inflation, impacting our existing or anticipated markets of operation;

  •
  terrorist acts, armed hostilities, war and civil disturbances;

  •
  acts of piracy or vandalism;

  •
  significant governmental influence over many aspects of local economies;

  •
  telecommunications regulatory systems and/or competition regimes regulating our or our customers' services;

  •
  laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

  •
  laws or regulations that restrict foreign investment;

  •
  changes to existing or new tax laws or fees directed specifically at the ownership and operation of towers or our international acquisitions, which may also be applied or enforced retroactively;

  •
  changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites;

  •
  expropriation or governmental regulation restricting foreign ownership or requiring divestiture;

  •
  actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;

  •
  material site security issues;

  •
  significant license or permit surcharges;

  •
  increases in the cost of labor (as a result of unionization or otherwise);

  •
  seizure, nationalization or expropriation of property or equipment;

  •
  repudiation, nullification, modification or renegotiation of contracts;

  •
  limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;

  •
  political unrest;

  •
  local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations;

  •
  changes in foreign currency exchange rates;

  •
  price setting or other similar laws for the sharing of passive infrastructure;

  •
  complications associated with repairing and replacing equipment in remote locations;

  •
  import-export quotas, wage and price controls, imposition of trade barriers;

  •
  U.S. and foreign sanctions or trade embargoes;

  •
  restrictions on the transfer of funds into or out of countries in which we operate, or lack of availability of foreign currency;

  •
  failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;

  •
  failure to comply with anti-bribery or anti-corruption laws and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti-bribery or anti-corruption laws, or Office of Foreign Assets Control requirements;

  •
  uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;

  •
  regulatory or financial requirements to comply with bureaucratic actions;

  •
  changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;

  •
  other forms of government regulation and economic conditions that are beyond our control; and

  •
  governmental corruption.

          Any of these or other risks could adversely impact our customers' and/or our operations, which, in turn, could adversely affect our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a substantial portion of our revenues are currently derived from our Nigerian operations (75% of our revenues for the six months ended June 30, 2017), and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

          Operations in international markets, including emerging markets and the Middle East, also subject us to numerous additional and different laws and regulations affecting our business, such as those related to labor, employment, unions, health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-bribery, corruption and money laundering. Our employees, subcontractors and agents could take actions that violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could adversely affect our business, prospects, financial condition and/or results of operations.

          Our expansion into new geographic markets, such as Kuwait and other markets we may enter in the future, may present competitive, distribution, regulatory and other challenges that differ from the challenges we face in our existing markets. In addition, we may be less familiar with the customers, competitive dynamics and regulatory environment in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. To the extent we rely upon expanding into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our business, prospects, financial condition and/or results of operations could be adversely affected. See "Risks Relating to the Markets in which We Operate."

We and our customers face foreign exchange risks, which may be material.

          For the six months ended June 30, 2017, 69% of our revenues were linked to the U.S. dollar or in euro-pegged currencies. The manner in which these revenues are linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.

          Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset quarterly, semi-annually or annually. As a result, in the event of devaluation, such as the one that occurred in June 2016 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted, upward, including in the case of the June 2016 devaluation in Nigeria. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore adversely affect our business, prospects, financial condition and/or results of operations.

          Certain of our other MLAs have revenue components linked to hard currencies, such as the U.S. dollar or the euro, because the MLAs are in local currencies that maintain a fixed exchange rate, or are "pegged," to such currencies, such as those in Côte d'Ivoire and Cameroon. If such fixed exchange rates are not maintained or "de-pegged," it could result in fluctuations and/or devaluations of these currencies, which could adversely affect our business, prospects, financial condition and/or results of operations.

          In addition, even though our MLAs may have foreign currency-linked revenue components, or have use fees expressed in foreign currencies, the actual currency of settlement of a significant portion of our revenue is in local currencies, and we therefore remain exposed to foreign exchange risks.

          Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our $800 million 9.5% Senior Notes due 2021, or the Notes, were issued in 2016 in U.S. dollars. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, but is paid for in local currency. See "— Any increase in operating expenses, particularly increased costs for diesel or an inability to pass through increased diesel costs, could erode our operating margins and adversely affect our business, prospects, financial condition and/or results of operations."

          We hold U.S. dollar cash balances in some of our jurisdictions of operation and/or convert local currencies to the relevant foreign currencies for payment obligations. Accordingly, we are subject to fluctuations in the rates of currency exchange between the local currencies and the relevant foreign currency as well as availability to source the relevant foreign currency in the jurisdictions in which we operate, and such fluctuations and/or availability may adversely affect our business, prospects, financial condition and/or results of operations. See also "Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities."

          In addition, our major customers may also face foreign exchange risks where their revenues are denominated in local currency, but their costs are denominated in, or linked to, a foreign currency such as the U.S. dollar or euro, including the fees they pay to us. When the local currency depreciates against the relevant foreign currency (such as the significant depreciation of the Naira against the U.S. dollar, from approximately 196.5 to $1.00 as of January 1, 2016 to 305.4 to $1.00 as of June 30, 2017, based on the official rate published by the Central Bank of Nigeria), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms with us prior to the relevant MLA end date.

          Fluctuations in exchange rates, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, as required, could adversely affect our business, prospects, financial condition and/or results of operations. See "— Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility."

We may not successfully execute our business strategy or manage our growth, which depend on various factors, many of which are outside our control.

          The existing and future execution of our strategic and operating plans will, to some extent, be dependent on external factors that we cannot control, such as changes in the tower infrastructure industry or the telecommunications industry, particularly in the various jurisdictions in which we operate and may seek to operate in the future, changes in budgets of or demand from our current or potential customers for tower infrastructure services, international legislative and regulatory changes, changes in regional security or the economy of the countries in which we operate, changes in fiscal and monetary policies and the availability of additional tower portfolios for acquisition. For example, high tariffs charged to users in the countries in which we operate compared to certain other countries in which we do not operate, may impede or slow the growth of the telecommunications industries in the countries in which we operate.

          We may be unable to implement our strategy relating to the construction of new sites. See "— Our ability to construct new sites depends on a number of factors, many of which are outside of our control."

          If the development or implementation of our business strategy is not successful, we may not achieve the revenues, margins or earnings that we need to grow or to offset the impact of any adverse economic conditions that may develop in the future.

          In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. The failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans, could adversely affect our business, prospects, financial condition and/or results of operations.

          Further, successful execution of our business plan will require effective management of growth. The management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls may not be sufficient. If we are unable to grow as anticipated or manage our growth effectively, it could adversely affect our business, prospects, financial condition and/or results of operations.

We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to maintain our tower infrastructure effectively.

          We engage third-party contractors to provide various services in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions at some of our sites to third-party contractors. These power management functions include the supply of diesel to certain sites and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. We are exposed to the risk that the services rendered by our third-party contractors will not always be available, satisfactory or match our and/or our customers' targeted quality levels, as well as the risk that they may otherwise be unable to perform their obligations to some extent or at all, including to the extent they become insolvent. As a result, our customers may be unsatisfied with our services and we may be required to pay certain financial penalties under our contracts, or our customers may terminate their contracts in the event of a material breach, either of which could adversely affect our reputation, and brand as well as our business, prospects, financial condition and/or results of operations.

          In addition, if third-party contractors do not meet execution targets for both financial and operational performance, or are unable to perform to some extent or at all, we may have to step in and complete the process. If we are required to undertake this work ourselves, it could require extensive time and attention from our management and lead to increased future operating costs while the work is carried out, which could in turn adversely affect our business, prospects, financial condition and/or results of operations.

          We also rely on third parties for our supply of diesel, which is critical given that most of the markets we currently operate in have limited or unreliable power grid connectivity, thereby resulting in a heavy reliance on alternatives such as diesel-powered generators. This supply could be disrupted by events that are beyond our control. While we maintain planning, monitoring and logistics systems aimed at providing a consistent supply of diesel to sites, scarcity of diesel, lack of available trucks, personnel strikes, queues and other issues at fuel depots and security concerns at certain sites, among other things, have in the past and may in the future, cause this supply to be disrupted. Disruption in the supply of diesel would impede our ability to continue to power our sites and adversely affect uptimes. Widespread or long-term disruption in the supply of diesel may result in us being unable to meet the service level agreement targets under our MLAs, and in some cases we would be required to shoulder resultant financial penalties (subject to typical force-majeure protection), which could adversely affect our business, prospects, financial condition and/or results of operations.

Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.

          Our Contracted Tenant Lease Revenue disclosed in this prospectus represents our estimate of the lease fees to be received from the existing tenants of Key Customers for the remainder of each tenant's current contractual site lease term as of June 30, 2017. Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions, such as a constant foreign exchange rate (being the current contract exchange rates as of June 30, 2017), no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants added, no new lease amendments, no amendments to our existing MLA terms and no churn such as tenant terminations or early withdrawals, some or all of which may not materialize. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate.

Any increase in operating expenses, particularly increased costs for diesel or an inability to pass through increased diesel costs, could erode our operating margins and adversely affect our business, prospects, financial condition and/or results of operations.

          Our primary operating expenses include diesel, ground lease rent, site maintenance and security, salaries of engineers and security personnel, permits and insurance. In addition, the continued development, expansion and maintenance of our tower site infrastructure require ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to the customers. For example, we require a substantial amount of diesel to power our tower site operations. In the six months ended June 30, 2017, the cost of power generation, which includes diesel, haulage and electricity, accounted for 26% of cost of sales.

          Diesel prices, which are paid in local currencies, have fluctuated over time, due to country-specific factors as well as fluctuations in the international price of oil. Under the terms of certain of our contracts, we are permitted to pass through a small component of the diesel costs at our sites to our customers. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduce profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. Further, our attempts to reduce power costs through the deployment of DC generators, hybrid batteries and solar technologies may not be successful in the future.

          Our ground lease rents are for a fixed duration, typically a 5 to 15 year term, and most of them are paid for in advance for a one, five or ten year portion of the overall term of the lease. Approximately 31% of our ground leases are due for renewal before the end of 2019. The renewal of a large proportion of our tower portfolio ground leases within a particular year requires a significant upfront rent payment made upon such renewal, which in turn could reduce our operating cash flows for that particular year. Any increases in operating expenses referred to above would reduce our operating margins and could adversely affect our business, prospects, financial condition and/or results of operations.

If we are unable to renew and/or extend our ground leases, or protect our rights to the land under our towers, it could adversely affect our business and operating results.

          Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of June 30, 2017, approximately 90% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 54% of the ground leases for these sites have a final expiration date before the end of 2022 and, as of June 30, 2017, the average remaining life of our ground leases was approximately 5.4 years.

          For various reasons, landowners or lessors may be unable to or may not want to renew their ground leases, seek substantially increased rents, lose their rights to the land or transfer their land interests to third parties, which could affect our ability to renew ground leases on commercially viable terms or at all. In addition, we may not have the required available capital to extend these ground leases at the end of the applicable period. In the event that we cannot extend these ground leases, we will be required to dismantle or relocate these towers and may lose the cash flows derived from such towers, which could adversely affect our business, prospects, financial condition and/or results of operations.

          Real property interests relating to towers consist primarily of leasehold interests, which in some cases relate to sites for which special access arrangements may be required, such as towers located on or near airports, government facilities or rooftops. For various reasons, we may not always have the ability to access, analyze and verify all information regarding title and other issues prior to entering into a ground lease for a tower site, or we may be unable to contractually agree to amendments in relation to sensitive site access issues, all of which could affect the rights to access and operate the site. From time to time, we may also experience disputes with lessors regarding the terms of ground leases for sites, which could affect our ability to access and operate a tower site. The termination of a ground lease for a particular site may interfere with our ability to operate and generate revenues from the tower. If this were to happen at a material number of sites, it could adversely affect our business, prospects, financial condition and/or results of operations.

Our ability to construct new sites depends on a number of factors, many of which are outside of our control.

          Our ability to construct new sites can be affected by a number of factors beyond our control, including the availability of suitable land that meets the requirements of the customer and the availability of construction equipment and skilled construction personnel and the ability to obtain necessary permits or other regulatory approval. Delays brought on by a number of factors could also adversely affect our ability to deliver new sites in a timely and cost-effective manner, particularly in connection with timelines contractually agreed with customers. There can be no assurance that:

  •
  every individual new site will be commercially viable or meet our investment criteria;

  •
  we will be able to overcome setbacks to new construction, including local opposition;

  •
  we will be able to maintain relationships with the regulatory authorities and to obtain any required governmental approvals for new construction;

  •
  the number of towers planned for construction will be completed in accordance with the requirements of customers;

  •
  that there will be a significant need for the construction of new sites;

  •
  we will be able to finance the capital expenditures associated with new site activity; or

  •
  we will be able to import the equipment necessary for the construction of new sites.

          We are continuously examining the merits, risks and feasibility of and searching for strategic new site opportunities, and such effort may or may not result in profitable new sites.

We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation.

          If we were to experience a loss of tenancies when services provided by us were terminated, a tenant were to not renew its contract or we were to cease recognizing revenue on a site, we would face what is known as churn. For example, tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A tenant may churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or the customer is acquired or switches to a competing tower company. Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced churn of 476 tenants for the six months ended June 30, 2017, and of 243 tenants for the year ended December 31, 2016. Other than a customer churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to churn certain tenancies. If customers terminate or fail to renew tower lease agreements with us (either on commercially acceptable terms, or at all), are acquired or become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could adversely affect our business, prospects, financial condition and/or results of operations.

          Also, as is customary in tower infrastructure acquisitions, purchase agreements sometimes allow the purchaser of a site, such as us, to unwind sites when legal title has not been transferred by a date falling a number of months post-completion of the acquisition, or the Long-Stop Date, unless extended by mutual consent of the parties. In the event that such unwind takes place, which is typically at the option of the purchaser, the seller would reimburse the purchaser for the price paid for the unwind sites and the seller, such as the relevant MNO, would stop paying the lease fee for those sites. Failure to transfer the legal title of acquired sites, including in respect of prior acquisitions where the Long-Stop Date has been extended, or future acquisitions, could adversely affect our business, prospects, financial condition and/or results of operations.

          Further, consolidation among our customers could result in a reduction in their demand for base transmission sites and/or colocation, as certain base transmission sites may become redundant or additional tower spaces could be acquired through consolidation, and our customers may therefore choose not to renew their contracts and lease agreements. In addition, consolidation among our customers may result in a reduction in their future capital expenditures, including as a result of their expansion plans being similar or if their requirements for additional sites decreases on a consolidated basis. We believe consolidation may occur in certain of our markets in order to achieve both the scale and economic models necessary for long-term growth. Customer consolidation may also result in increased customer concentration. See "— A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could adversely affect our business, prospects, financial condition and/or results of operations." Our contracts and lease agreements may be unable to protect us adequately from a reduction in tenancies due to consolidations and we may be unable to renew contracts or lease agreements on favorable terms, or at all. If a significant number of contract or lease terminations occur due to industry consolidation, our revenue and cash flow could be adversely affected, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

A slowdown in the growth of, or reduction in demand for, wireless communications services could adversely affect the demand for tower space and could adversely affect our business, prospects, financial condition and/or results of operations.

          Demand for tower space is dependent principally on demand from wireless communications carriers, which, in turn, is dependent on subscriber demand for wireless services. Most types of wireless services currently require ground-based network facilities, including communications sites for transmission and reception. The extent to which wireless communications carriers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the availability of spectrum frequencies, the financial condition and access to capital of such carriers, changes in telecommunications regulations and general economic conditions, as well as factors such as geography and population density. In addition, if our customers or potential customers do not have sufficient funds from operations or are unable to raise adequate capital to fund their business plans, they may reduce their capital spending, which could adversely affect demand for space on our towers, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

          In addition, while tower sharing is currently seen by wireless telecommunications providers as a cost-effective way to satisfy their passive infrastructure needs, any slowdown in the growth of or reduction in demand for wireless telecommunications services, or any failure of tower sharing to continue to develop as a way to meet the requirements of wireless telecommunications providers in the countries in which we operate, may adversely affect the demand for sites and could adversely affect our business, prospects, financial condition and/or results of operations.

          Further, there can be no assurances that 3G, 4G, including LTE, advanced wireless services in any other spectrum bands or other new wireless technologies, such as 5G, will be deployed or adopted as rapidly as estimated or that these new technologies will be implemented in the manner anticipated or at all. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated, particularly in emerging and Middle Eastern markets such as those in which we operate. These factors could adversely affect our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated, which could adversely affect our business, prospects, financial condition and/or results of operations.

New technologies designed to enhance the efficiency of wireless networks and potential active sharing of the wireless spectrum could reduce the need for tower-based wireless services and could make our tower infrastructure business less desirable to or necessary for tenants and result in decreasing revenues.

          The development and implementation of new technologies designed to enhance the efficiency of wireless networks or the implementation by MNOs of active sharing technologies (including national roaming) could reduce the use and need for tower-based wireless services transmission and reception and could have the effect of decreasing demand for tower space and ancillary services we provide. Examples of such new technologies that may reduce the demand for tower-based antenna space might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain sites. MNOs in European markets have implemented active sharing technologies in which MNOs share the wireless spectrum and, therefore, need fewer of their own antennas and less tower space for such equipment. Moreover, the emergence of alternative technologies could reduce the need for tower-based wireless services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could adversely affect demand for our antenna space, or certain alternative technologies could cause radio interference with older generation tower-based wireless services transmission and reception. As a result, the development and implementation of alternative technologies to any significant degree could adversely affect our business, prospects, financial condition and/or results of operations.

Increased competition in the tower infrastructure industry may adversely affect our business.

          Although we are a leading independent provider of telecommunications tower infrastructure in our markets, competition in the tower infrastructure industry exists and customers have alternatives for leasing tower space, including:

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  other independent tower companies which operate large site portfolios, such as AMT;

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  telecommunications operators which own and lease their own tower portfolios;

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  in certain circumstances, owners of alternative site structures, such as building rooftops, outdoor and indoor distributed antenna system networks, billboards and electric transmission towers; and

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  OEMs who may increasingly build sites for MNOs in our countries of operation.

          We believe that competition in the tower infrastructure industry in emerging and Middle Eastern markets is based on, among other things, tower location, relationships with telecommunications operators, tower quality and height, pricing, ability to offer additional services to tenants and operational performance, as well as the size of a company's site portfolio. For example, since 2014, MTN Nigeria, 9mobile and Airtel Nigeria have concluded sale and lease back transactions of their owned site portfolios in Nigeria with us and certain of our competitors. These transactions have led to the emergence of other tower companies in Nigeria, such as AMT, as competitors within our markets. Additionally, while large MNOs in our markets of operation historically have tended not to extensively lease sites owned by their direct competitors, the sale of the site portfolios to our competitors could also result in increased competition for colocation given that such sites are no longer owned by the MNOs. We may also compete to a lesser extent with telecommunications operators who have retained and continue to manage their own towers that they make available for colocation.

          Competitive pressures could increase, and materially adversely affect lease fees and services income, which could result in existing customers not renewing their leases, or new customers leasing towers from our competitors rather than from us. In addition, we may not be able to renew existing customer leases or enter into new customer leases, either on commercially acceptable terms or at all, which could adversely affect our results of operations and growth rate. Increasing competition could also make the acquisition of attractive tower portfolios more costly, or limit acquisition opportunities altogether.

          Any of the foregoing could adversely affect our business, prospects, financial condition and/or results of operations.

We may not successfully identify or integrate acquired towers or businesses into our operations or be able to fully recognize the anticipated benefits of towers or businesses that we acquire.

          A key element of our growth strategy has been to increase our tower portfolio through acquisitions, and we expect to continue to make acquisitions in the future, including in new geographic markets. We have entered into an agreement to acquire approximately 1,613 towers and manage a further 126 towers in Kuwait through a controlling investment. See "Prospectus Summary—Recent Developments." There can be no assurance that we will be able to identify suitable acquisition candidates in the future or acquire them on acceptable terms, including due to increased competition for attractive acquisition opportunities in the relevant markets. Additionally, we rely on our due diligence of the acquired towers or business and the representations and financial records of the sellers and other third parties to establish the anticipated revenues and expenses and whether the acquired towers or business will meet our internal guidelines for current and future potential returns. Given the nature of the individual assets which are numerous and geographically diverse, it can be difficult to conduct effective physical diligence on the towers, which is typically conducted by way of a sample site audit.

          Moreover, we may incur significant costs during the pursuit of such acquisitions, which are often conducted through competitive auction processes. Tower portfolio acquisitions typically take a considerable period of time to sign and close and usually close in stages, but involve up-front investments that cannot be recovered regardless of whether the transaction is successfully completed. Tower portfolio acquisitions, including pursuant to the Kuwait Acquisition, are subject to certain customary conditions precedent and closing these transactions will generally depend on whether certain conditions precedent are satisfied, such as regulatory approvals. In the event that conditions precedent are not satisfied, we may be unable to acquire certain tower portfolios, including pursuant to the Kuwait Acquisition, and may incur associated transaction costs. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers. The condition of the towers can also deteriorate significantly during the period prior to closing (and after physical site audits) because sellers may reduce operating and capital expenditure on such towers.

          We may be required to rely on the financial and operational representations, warranties and undertakings (including any indemnity) of sellers. If: (i) records with respect to the acquired assets are not complete or accurate, (ii) we do not have complete access to, or use of, the land underlying the acquired towers, (iii) we discover that the towers have structural issues (such as overloading) (iv) the towers do not achieve the financial results anticipated, or (v) there are historic liabilities attaching to the acquired assets that we are unable to successfully recover under an indemnity, it could adversely affect our business, prospects, financial condition and/or results of operations.

          In addition, the process of integrating acquired towers or businesses into our operations may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. These risks may be exacerbated in material acquisitions. Further, such material acquisitions may exacerbate the risks inherent with our growth strategy, such as (i) an adverse impact on our overall profitability if the acquired towers or business does not achieve the financial results estimated in our valuation models, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing customer relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention. Furthermore, our international expansion initiatives are subject to additional risks such as complex laws, regulations and business practices that may require additional resources and personnel. There can be no assurance that we will be successful in integrating acquisitions, including the Kuwait Acquisition, into our existing business or be able to fully recognize the anticipated benefits of towers or businesses that we acquire, and failure to do so could adversely affect our business, prospects, financial condition and/or results of operations.

We may not complete the Kuwait Acquisition within the time frame we anticipate or at all, which could adversely affect our business, prospects, financial condition and/or results of operations.

          On October 10, 2017, we announced that we had entered into an agreement with Zain Kuwait for the sale and leaseback of its tower portfolio of approximately 1,613 towers and management of a further 126 towers. We will acquire and/or operate these towers through an operating entity to be incorporated in Kuwait, of which a newly formed holding company, IHS Netherlands GCC, will own 70%, with Zain Kuwait owning the remaining 30%. Although we currently own 100% of IHS Netherlands GCC, we may permit minority investors to acquire an equity interest in this entity in the future. The Kuwait Acquisition is currently expected to close in the first quarter of 2018. We can provide no assurance that we will be able to successfully negotiate or execute definitive documentation to sell any equity interests in our newly formed holding company.

          The consummation of the Kuwait Acquisition is subject to customary closing conditions, including regulatory and statutory approvals. In the event that conditions precedent are not satisfied, we may be unable to complete the Kuwait Acquisition and may incur associated transaction costs, including the loss of advanced payment of consideration. There can be no assurance that the Kuwait Acquisition will close in the time period or on the terms described herein or at all.

We rely on key management personnel and our business may be adversely affected by any inability to recruit, train, retain and motivate key employees.

          We believe that the current management team contributes significant experience and expertise to the management and growth of the business. The continued success of the business and our ability to execute our business strategies in the future will depend in large part on the efforts of key personnel. There is also a shortage of skilled personnel in the telecommunications infrastructure industry in the markets in which we operate, which we believe is likely to continue. As a result, we may face increased competition for skilled employees in many job categories from tower companies, telecommunications operators and new entrants into the telecommunications infrastructure industry and this competition is expected to intensify. Although we believe our employee salary and benefit packages are generally competitive with those of our competitors, if our competitors are able to offer more generous salary and benefit packages in the future, we may face difficulties in retaining skilled employees. An inability to successfully integrate, recruit, train, retain and motivate key skilled employees could adversely affect our business, prospects, financial condition and/or results of operations.

We have incurred and may continue to incur losses.

          We incurred profits/(losses) of $71 million, $(586) million, $(941) million and $(504) million for the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016 and 2015, respectively. Our losses were principally due to depreciation and amortization and finance costs, which includes realized and unrealized losses from foreign exchange movements, in such periods. As a result of our acquisitions and exposure to foreign exchange movements, we expect our depreciation and amortization and finance costs to continue to be significant and may increase as a result of our planned growth strategy or foreign exchange volatility. If we incur losses in the future, it could adversely affect our business, prospects, financial condition and/or results of operations.

We do not always operate with the required approvals and licenses for some of our sites, particularly where it is unclear whether a certain license or permit is required or where there is a significant lead time required for processing the application, and therefore may be subject to reprimands, warnings and fines for non-compliance with the relevant licensing and approval requirements.

          Although we generally seek and obtain the requisite federal, national, state and local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and in some circumstances local authorities have imposed permit requirements retrospectively. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may therefore, in limited instances, proceed with and complete tower construction and base transmission sites installation for tenants before all required approvals and licenses have been formally issued by local authorities.

          Although we believe these practices are customary in the telecommunications industry in the countries in which we operate, there can be no assurance that the relevant authorities will issue the licenses or approvals, if required, or that they will be issued in a timely manner or as expected. If such approvals and licenses are required and not obtained, the local authorities may impose penalties, such as reprimands, warnings and fines, for non-compliance with the relevant licensing and approval requirements. In addition, in some jurisdictions federal, national, state and local authorities charge taxes and levies in relation to similar services, for example tenement rates and environmental permits for our sites. This leads to confusion over which authority should be paid the relevant levy and in many cases we must wait for a demand to be made before we can make the payment.

          Additionally, certain authorities have recently become more aggressive in setting of permit fees, the enforcement of permits and collection of payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. If we are required to pay additional levies, penalties or fees, or relocate a material number of our towers and cannot locate replacement sites that are acceptable to our customers, this could adversely affect revenue and cash flow, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

Our business is subject to regulations governing telecommunications, as well as the construction and operation of towers, and any changes in current or future laws or regulations could restrict our ability to operate our business.

          Our business, and that of our customers, is subject to national, state and local regulations governing telecommunications as well as the construction and operation of towers. These regulations and opposition from local zoning authorities and community organizations against construction in their communities could delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site, or site upgrades, thereby limiting our ability to respond to customer demands and requirements. In addition, certain licenses and permits for the operation of towers may be subjected to additional terms, conditions or fees/ levies (including, for example, imposition of new and unexpected fees or levies (including, for example, as a consequence of a perceived increase in a business's profile or growth) or new permits imposed for existing sites) with which we cannot comply. As public concern over tower proliferation has grown in recent years, including as a result of concerns about alleged health risks, some communities now also try to restrict tower construction, delay granting permits or require certain towers to be dismantled and relocated. Existing regulatory policies and changes in such policies may adversely affect the associated timing or cost of such projects and additional regulations may be adopted which increase delays, or result in additional costs, or that prevent completion of projects in certain locations. Any imposition of new regulations, fees or levies, or failure to complete new tower construction, modifications, additions of new antennas to a site, or site upgrades, could harm our ability to add additional site space and maintain or grow our business, which could adversely affect our business, prospects, financial condition and/or results of operations.

We may seek to raise financing to fund future growth opportunities or operating expense reduction strategies and the inability to do so may adversely affect our ability to implement our business strategy.

          We may seek to raise financing to fund future growth opportunities, or operating expense reduction strategies, including debt and equity financing. Our ability to secure future debt or equity financing in amounts sufficient for strategic growth or cost reduction opportunities could be adversely affected by many factors. If our revenues decline, we may not be able to raise additional funds through debt or equity financing (or any debt or equity financing may not be on acceptable terms). Moreover, restrictive debt covenants under current and future indebtedness may limit our ability to make strategic acquisitions. Additionally, political instability, a downturn in the economy and/or disruption in the financial and credit markets, foreign currency fluctuations, social unrest or changes in the regulatory environment could increase the cost of borrowing or restrict our ability to obtain financing for future acquisitions and other growth or cost reduction opportunities.

          There can be no assurance that we will be successful in obtaining financing from banks and other financial institutions and/or capital markets or that the cost of such financing or the other applicable terms of such financing will not make such financing more onerous than under the facilities available to us at present. If we are unable to raise the necessary financing, we may have to revise our business strategy or forgo certain strategic growth opportunities or operating expense reduction strategies, which could adversely affect our business, prospects, financial condition and/or results of operations.

Towers with MLL agreements are subject to termination risk.

          As of June 30, 2017, we operated 1,913 towers under license to lease agreements in Cameroon and Côte d'Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties or if we fail to comply with specified obligations in the agreements. If we are unable to protect our rights under, or extend, the MLL agreements or they are terminated, we will lose the cash flows derived from such towers, which could adversely affect our business, prospects, financial condition and/or results of operations.

Our inability to successfully manage the implementation of a group-wide ERP system could adversely affect our business and/or operating results.

          We are in the process of implementing a group-wide ERP system that is intended to be implemented in a phased roll-out, which began in October 2017. The ERP system will replace many of our existing operating and financial systems, which is a major undertaking from a financial management and organizational perspective. Should the ERP system not be implemented successfully and within budget and on time, or if the system does not perform in a satisfactory manner, it could be disruptive and adversely affect our operations, including our potential ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting; our ability to purchase supplies from and pay our contractors; and our ability to bill and collect receivables from our customers. In addition, we have put together a team of employees who are taking the lead on the implementation of the ERP system. To the extent that this team or key individuals are not retained through the implementation period, the success of our implementation could be compromised and the expected benefits would not be realized. If the ERP system is not successfully implemented, it could adversely affect our business, prospects, financial condition and/or results of operations.

Our sites contain sensitive and fragile equipment and indemnities obtained from suppliers and contractors may be inadequate to cover any losses or damages to our customers' property.

          Our sites host sensitive and fragile telecommunications equipment, which could be damaged by actions of our maintenance subcontractors, suppliers or the OEMs who may be present on our sites during the course of their duties. While we strive to obtain contractual indemnities from our maintenance subcontractors and suppliers with respect to damage to our property and those of our customers, such contractual rights to indemnity may not adequately cover all losses and/or we may not be able to collect due to protracted litigation, defenses successfully raised by the counterparty and/or insolvency of the subcontractor or supplier, which may lead to increased costs and in turn could adversely affect our business, prospects, financial condition and/or results of operations

We rely on key information technology systems, which may be vulnerable to damage, security breaches or cyber-attacks that could adversely affect our reputation as well as our business, prospects, financial condition and/or results of operations.

          Information technology helps us efficiently and accurately provide services to our customers and monitor our operations, including via operation of our network operations centers, which is key to our site maintenance and performance management, and the implementation of an ERP system. While we seek to apply best practice policies and devote significant resources to network security and other security measures to protect our information technology and communications systems and data, these security measures cannot provide absolute security. Some of these networks are also managed by third-party service providers and are not under our direct control. Despite existing security measures, certain of our wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. The performance of our information technology systems may also be impacted by certain operating conditions in our jurisdictions of operation, including lack of reliable power supply as well as general security conditions. An attack attempt or security breach, such as a distributed denial of service attack, or damage caused by other means could potentially result in interruption or cessation of certain of our services to our customers, our inability to meet expected levels of service or data transmitted over our customers' networks being compromised.

          We cannot guarantee that our security and power back-up measures will not be circumvented or fail, resulting in customer network failures or interruptions that could impact our customers' network availability, potentially resulting in penalties for failure to meet targeted quality levels, as well as otherwise having an adverse effect on our business, reputation, financial condition and/or operational results. We may be required to spend significant resources to protect against or recover from such threats. In addition, as we implement new information technology systems, we cannot guarantee that our new security measures will be sufficient. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. Our employees or external actors operating in any geography may commit these attacks. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to our reputation, negative market perception, or costly response measures, which could adversely affect our business, prospects, financial condition and/or results of operations.

We are subject to environmental laws, the compliance with which can be onerous and require material expenditures.

          Our operations are subject to the requirements of various environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and waste. As the owner, lessee or operator of telecommunications infrastructure sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. Many of these laws and regulations contain information reporting and record keeping requirements, which may be burdensome for us or have high costs associated with compliance, which could adversely affect our business, prospects, financial condition and/or results of operations.

          We cannot assure potential investors that we are or will be in full compliance with all environmental requirements at all times. For example, at the time of acquisition, certain towers acquired from other companies may not be compliant with environmental regulations or may lack certain environmental permits. We may be subject to potentially significant fines, penalties or criminal sanctions if we fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that liabilities will arise in the future in a manner that could adversely affect our business, prospects, financial condition and/or results of operations.

Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated.

          Public perception of possible health risks, including any perceived connection between radio frequency emissions associated with cellular and other wireless communications technology and certain negative health effects, could interrupt or slow the growth of wireless companies. In particular, negative public perception of, and regulations regarding, these perceived health risks could increase opposition to the development and expansion of sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed around the world against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, which could adversely affect our business, prospects, financial condition and/or results of operations. We do not maintain any significant insurance with respect to these matters.

We may experience local community opposition to some of our sites.

          It is normal in our industry to experience and we may in the future experience, local community opposition to our existing sites or the construction of new towers for various reasons, including concerns about alleged health risks and noise or nuisance complaints. See "— Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated." We could be required by the local authorities to dismantle and relocate certain sites if we experience local community opposition. If we are required to relocate certain sites and cannot locate replacement sites that are acceptable to our customers, it could adversely affect our revenue and cash flow, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

Our insurance may not provide adequate coverage for natural disasters and other unforeseen events.

          We may not carry insurance for all categories of risk that our business may encounter. Our business assets are subject to risks associated with natural disasters, such as windstorms, floods, hurricanes, as well as theft, particularly of diesel or batteries, vandalism, terror attacks and other unforeseen damage. In addition, in the event a tower has been constructed in a substandard manner, is overloaded or has not been properly maintained, it may be at risk of collapse or damage. Any damage or destruction to our towers as a result of these or other risks would impact our ability to provide services to our customers. While we maintain insurance to cover the cost of replacing damaged towers, business interruption insurance and general liability insurance to protect ourselves in the event of an accident involving a tower, we might have claims that exceed our coverage under our insurance policy or claims may be denied and, as a result, the insurance may not be adequate. Insurance may not adequately cover all lost revenues, including revenues lost from new tenants that could have been added to the towers but for the damage. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to renew or obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Any significant uninsured losses or liabilities may require us to pay substantial amounts, which would reduce our working capital and adversely affect our business, financial condition and/or results of operations. If we are unable to obtain adequate insurance coverage or provide services to our customers as a result of damage to our towers, it could lead to customer loss, which could adversely affect our business, prospects, financial condition and/or results of operations.

Maintenance of towers could subject us to liability for property damage or other accidents.

          There are risks inherent in the maintenance and use of towers. Upon acquisition of a new tower, we update and conduct maintenance to bring such towers into compliance with our operational and safety standards. The collapse of a tower, or portion of a tower, due to known or unforeseen defects, before we are able to update it properly, or due to improper maintenance or otherwise, could cause injury to or death of individuals or damage to surrounding property. Further, maintenance work on towers is inherently dangerous and accidents could result in injury to or death of maintenance workers or other parties. Any such damage or accident could subject us to third-party claims regarding our potential liability, even in cases where we have outsourced maintenance work to third parties. We could incur significant costs defending any such claims and, if we were found liable, paying any resulting claims, either of which could adversely affect our business, prospects, financial condition and/or results of operations.

We may become party to disputes and legal, tax and regulatory proceedings or actions.

          In the ordinary course of business, we may be named as a defendant, subject or interested party in legal and/or regulatory actions, proceedings, claims and disputes in connection with our business activities, which may increase as a result of any perceived higher profile of our business as we grow and develop. Any such investigations, actions, litigation, disputes or proceedings, as well as lawsuits initiated by us for the collection of payables, may be costly, may in certain circumstances require us to dismantle sites, may be harmful to our reputation and may divert significant management attention and other resources away from the business which could adversely affect our business, prospects, financial condition and/or results of operations.

          Similarly, any other material litigation could have adverse financial consequences for our business and we may not have established adequate provisions for any potential losses associated with litigation not otherwise covered by insurance, which could adversely affect our business, prospects, financial condition and/or results of operations. Additionally, any negative outcome with respect to any legal actions in which we are involved in the future could adversely affect our business, prospects, financial condition and/or results of operations.

          It is possible that disputes with customers could lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could adversely affect our business, prospects, financial condition and/or results of operations. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, resulting in a corresponding adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations. In addition, given that we are, and aim to be, the leading provider of passive infrastructure services in the markets in which we operate, a regulator may determine that we are in a dominant position in the market and, in an effort to ensure that there is no abuse of market position, may commence a regulatory inquiry or action.

There could be adverse tax consequences for our shareholders in the United States if we are classified as a "passive foreign investment company" for United States federal income tax purposes.

          Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretation. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under "Material Tax Considerations — Material United States Federal Income Taxation Considerations."

Changes in our rates of taxation, and audits, investigations and tax proceedings could adversely affect our financial condition and/or results of operation.

          We are subject to direct and indirect taxes in numerous jurisdictions. We calculate and provide for such taxes in each tax jurisdiction in which we operate. The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We will seek to run IHS Towers Limited in such a way that it is and remains tax resident in the United Kingdom. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities.

          Although we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes.

          We are subject to ongoing tax audits in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgments. We regularly assess the likely outcomes of these audits to determine the appropriateness of our tax liabilities. However, our judgments might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in the types of markets in which we operate (such as emerging markets), and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could adversely affect our business, prospects, financial condition and/or results of operations.

We are exposed to the risk of violations of anti-bribery and anti-corruption laws, sanctions or other similar regulations.

          We operate and conduct business in various emerging and Middle Eastern markets, and we are expanding into additional markets, which at times experience high levels of fraud, bribery and corruption. We have policies and procedures designed to assist compliance with applicable anti-bribery laws and regulations including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the UK Bribery Act 2010, or the Bribery Act. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, and political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we are regularly required to deal with regulators, government ministries, departments and agencies to obtain permits and licenses to operate our business. The employees of these entities or organizations may be considered government officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of government officials and create offences in relation to commercial bribery. These provisions are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the Bribery Act (unlike the FCPA) does not require proof of corrupt intent to be established in relation to bribery of a public official and also creates offences for being bribed as well as bribing another person. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the Bribery Act introduced a new offence applicable to corporate entities and partnerships which carry on part of their business in the UK that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This offence can render parties criminally liable for the acts of their agents, joint venture, or commercial partners even if done without their knowledge.

          We maintain internal compliance policies and make efforts to ensure their effectiveness. However, we can make no assurance that the policies and procedures, even if enhanced, will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, bribery and corruption. We receive reports relating to such matters by whistle-blowers from time to time, which we investigate using internal and external resources and taking appropriate measures in line with our policies. We can make no assurances that whistle-blower reports will not be made in the future or that violations of applicable anti-bribery laws will not occur, including in relation to our outsourced personnel. As a result, we could be subject to potential civil or criminal penalties under the relevant applicable law, which may adversely affect our business, prospects, financial condition and/or results of operations if we fail to prevent any such violations or are the subject of investigations into potential violations. In addition, such violations could also negatively impact our reputation and consequently, our ability to win future business. Any such violation by competitors, if undetected, could give them an unfair advantage when bidding for contracts. The consequences that we may suffer due to the foregoing could adversely affect our business, prospects, financial condition and/or results of operations.

We are subject to certain export controls, trade and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability for noncompliance.

          Our business activities may, at times, be subject to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Commerce Department's Export Administration Regulations, the trade and economic sanctions programs of the U.S. Treasury Department's Office of Foreign Assets Control, or OFAC, and the U.S. State Department's Nonproliferation Sanctions, collectively, Trade Controls. Such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries that are the subject of comprehensive embargoes, or Sanctioned Countries, as well as with individuals or entities that are the subject of Trade Controls-related prohibitions and restrictions, collectively, Sanctioned Parties. Further, our sales and services to certain clients may at times trigger reporting requirements under applicable Trade Controls.

          Although we have implemented compliance measures designed to prevent prohibited transactions Sanctioned Countries and Sanctioned Parties, our failure to successfully comply with applicable Trade Controls may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm, which could adversely affect our business, prospects, financial condition and/or results of operations.

Our risk management policies and procedures may not be fully effective in achieving their purposes.

          Our policies, procedures, controls and oversight to monitor and manage our enterprise risks may not be fully effective in achieving their purpose and may leave us exposed to identified or unidentified risks. Past or future misconduct by our employees or contractors could result in our violations of law, regulatory sanctions and/or serious reputational harm or financial harm. We monitor our policies, procedures and controls; however, we cannot assure you that our policies, procedures and controls will be sufficient to prevent all forms of misconduct. We review our compensation policies and practices as part of our risk management program, but it is possible that our compensation policies could incentivize management and other employees to subject the Company to inappropriate risk or to engage in misconduct. If such inappropriate risks or misconduct occurs, it is possible that it could adversely affect our business, prospects, financial condition and/or results of operations.

We engage in transactions with certain related parties, and if their support and backing does not continue or a conflict of interest arises, our ability to deliver certain services could be harmed and our results of operations could be adversely affected.

          MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in each of the African countries in which we currently operate. While such customers collectively accounted for 61% and 60% of our revenue for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. While we currently have effective working relationships with the relevant entities in each operating country, there can be no assurance that conflicts of interest, inherent in related party transactions, may not arise in the future, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could adversely affect our business, prospects, financial condition and/or results of operations. See "Related Party Transactions."

Risks Relating to the Markets in which We Operate

          Our current operations are conducted in, and many of our customers are located in emerging markets. Accordingly, our business, prospects, financial condition and/or results of operations depend significantly on the economic and political conditions prevailing in such markets, particularly Nigeria, which is currently our largest market of operation.

Our current and potential markets are subject to greater risks than more developed markets, and financial turmoil in such markets (including those in which we operate) could disrupt our business and cause the price of our ordinary shares to decline.

          Investing in securities of issuers in emerging and Middle Eastern markets generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets. These risks include, but are not limited to, the following:

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  greater political risk, and changes in, and instability of, the political and economic environment;

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  civil strike, acts of war, terrorism and insurrection;

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  government interventions;

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  potential adverse or unforeseen changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;

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  trade barriers;

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  difficulties in staffing and managing operations;

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  lack of well-developed legal systems, which could make it difficult for us to enforce contractual rights and intellectual property;

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  security and safety of employees;

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  risk of uncollectible accounts and long collection cycles;

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  adverse currency fluctuations, restrictive foreign exchange regulations and illiquidity in the foreign exchange markets;

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  consequences of corrupt practices on the economy in general or particular industries or companies;

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  logistical and communications challenges;

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  changes in labor conditions; and

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  higher volatility of our ordinary share price.

          Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in securities of issuers operating in emerging and Middle Eastern markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisers before making an investment in our ordinary shares. Investors should also note that emerging and Middle Eastern markets such as those in which we operate are subject to rapid change and that the information set forth in this prospectus may become outdated relatively quickly.

          Moreover, financial turmoil in any emerging market or Middle Eastern country tends to adversely affect prices in financial markets of such markets, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in other emerging economies could dampen foreign investment in the countries in which we operate and adversely affect the economies of such countries. In addition, during such times, companies that operate in emerging or Middle Eastern markets can face severe liquidity constraints as foreign funding sources, including availability of credit or debt financing, are withdrawn. Thus, even if the economies of the countries in which we operate remain relatively stable, financial turmoil in any emerging market or Middle Eastern country could adversely affect our business, prospects, financial condition and/or results of operations.

We may make acquisitions in emerging, Middle Eastern and less developed markets, and investments in emerging, Middle Eastern and less developed markets are subject to greater risks than developed markets and could adversely affect our business, prospects, financial condition and results of operations.

          To the extent that we acquire assets in other emerging, Middle Eastern and less developed markets, additional risks may be encountered that could adversely affect our business. Such markets tend to have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions.

          Emerging and less developed markets are still in relatively early stages of their development and accordingly may not be highly or efficiently regulated. Moreover, emerging, Middle Eastern and less developed markets tend to be shallower and less liquid than more established markets which may adversely affect our ability to realize profits from our assets in these markets when we desire to do so or receive what we perceive to be their fair value in the event of a realization. In some cases, a market for realizing profits from an investment may not exist locally. In addition, companies based in emerging, Middle Eastern and less developed markets are not generally subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to companies based in more developed countries, thereby potentially increasing the risk of fraud and other deceptive practices. Settlement of transactions may be subject to greater delay and administrative uncertainties than in developed markets and less complete and reliable financial and other information may be available to investors in emerging, Middle Eastern and less developed markets than in developed markets. In addition, economic instability in such markets could adversely affect the value of our assets subject to leases in such countries, or the ability of our lessees or customers, which operate in these markets, to meet their contractual obligations. As a result, lessees or customers that operate in emerging, Middle Eastern and less developed market countries may be more likely to default under their contractual obligations than those that operate in developed countries. Liquidity and volatility limitations in these markets may also adversely affect our ability to dispose of our assets at the best price available or in a timely manner.

          As we have and may continue to acquire assets located in emerging and less developed markets throughout the world, we may be exposed to any one or a combination of these risks, which could adversely affect our business, prospects, financial condition and/or results of operations.

Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages.

          Successfully managing telecommunications towers in many of the types of markets in which we currently, or may in the future, operate (including emerging markets) is dependent on operational competency in power management, and unreliability of grid power presents significant challenges to managing our sites, uptimes and delivering quality service to customers. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers and sabotaging activities of pipeline and infrastructure vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Failure to sustain and improve power generation, transmission and distribution infrastructure could lead to lower gross domestic product, or GDP, growth and hamper the development of economies, as well as increase the underlying costs of operating in such markets, many of which may not be recoverable. Slow growth in the economies in which we operate may also lessen consumers' propensity to spend, which would negatively affect our customers. These, in turn, could adversely affect our business, prospects, financial condition and/or results of operations.

          Unlike telecommunication towers businesses in developed markets, such as the United States and the European Union, where the electricity grid is comparatively reliable, successfully managing telecommunications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, grid electricity is not used as a key source of power for our towers, with 47% of towers operated only with generators and 53% operated with generators and solar power systems. In our other African markets, grid availability on a blended basis was 78% for the six months ended June 30, 2017, with 82% of towers connected to the grid as of June 30, 2017. The unreliability of the grid power presents significant challenges to managing our sites, uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers and/or increase our operating costs, which, in turn could adversely affect our business, prospects, financial condition and/or results of operations.

Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.

          The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenues from such commodities could adversely affect the economies of the markets in which we operate, and in turn on our and our customers' business and our results of operations. Revenues from commodities are a function of the level of the relevant commodity's production in the relevant country and prevailing world commodity prices and demand. Commodity prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodity, market uncertainty and a variety of additional factors that are beyond the control of the relevant country. These factors include, but are not limited to, political conditions in other relevant regions, internal and political decisions of any regional or international bodies or organizations relating to such commodities, such as OPEC, and other nations producing the relevant commodity as to whether to decrease or increase production, domestic and foreign supplies of the commodity, consumer demand, weather conditions, domestic and foreign government regulations, transport costs, the price and availability of alternatives and overall economic conditions.

          Declines in commodity prices and/or revenues on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue, as well as significant budgetary constraints, leading to less investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenues from such commodities or related products or otherwise, may lead to a devaluation of our revenues which are received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See "— Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility" and "— Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities."

          Commodities production in the relevant economies may also fluctuate significantly as a result of a decline in global prices, which may affect the economic viability of certain producing assets. The activities of vandals (such as in the Niger Delta region of Nigeria, in relation to the oil industry) may lead to significant disruptions in the production of commodities on which such economies or businesses there rely upon. Any long-term shift away from certain commodities (such as fossil fuels) including from developed economies seeking to develop alternative sources, could adversely affect commodity prices and demand and the resulting commodity-related revenue of economies in which we operate. Damage to such economies as a result of such downturns may harm our customers and increase costs (such as diesel costs), which could adversely affect our business, prospects, financial condition and/or results of operations.

Failure to adequately address the significant infrastructure deficiencies in emerging and Middle Eastern markets could adversely affect their economies and growth prospects, and companies operating in emerging and Middle Eastern markets may face logistical and operational difficulties.

          Decades of under-investment have resulted in significant deterioration of public infrastructure and the absence of, or persistent problems with, basic infrastructure to support and sustain growth and economic development in many emerging and Middle Eastern markets, including some of those in which we operate. In addition to power generation, transmission and distribution deficiencies, emerging and Middle Eastern markets may also suffer from deteriorating road networks, congested ports and obsolete rail infrastructure, which have all severely constrained socioeconomic development, including restricting the movement of people and goods within those regions, thereby increasing the time it takes to mobilize workforces and deliver supplies or equipment. The power sectors of emerging and Middle Eastern markets may suffer from numerous problems, such as limited access to infrastructure, low connection rates, inadequate power generation capacity, lack of capital for investment, insufficient transmission and distribution facilities, high technical losses and vandalism. Many businesses therefore rely on alternative electricity and water supplies, adding to overall business costs. See "— Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages."

          Although significant advances have been made in the areas of telecommunications and internet facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. Failure to significantly improve the infrastructure in such markets could adversely affect their economies and growth prospects, including their ability to meet GDP growth targets which, in turn, could adversely affect our business, prospects, financial condition and/or results of operations.

          The lack of reliable infrastructure also limits our ability, and that of our commercial partners, contractors, customers and suppliers, to respond quickly to unforeseen situations, which can lead to delays and production stoppages. We may also face operational and logistical challenges as a result of outbreaks of infectious diseases in the regions in which we operate. The occurrence of any of the above could adversely affect our business, prospects, financial condition and/or results of operations.

          Furthermore, certain areas/regions in which we operate periodically experience adverse weather conditions and natural disasters, mainly in the form of high winds, floods and erosion, which further limit the use of available infrastructure, particularly during the rainy season in such regions, when the likelihood of delays increases. In addition, flooding in the areas in which we operate has also led to outbreaks of disease which, coupled with the ongoing security concerns in those regions, may affect our ability to staff our operations with qualified individuals.

High inflation could adversely affect the economies in which we operate.

          The markets in which we operate are exposed to the risk of high inflation. For example, for the six months to June 30, 2017, the Nigerian inflation rate was at an average rate of 17% according to the Nigeria Bureau of Statistics. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs. There can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators. Significant inflation could also adversely affect the economies of the countries in which we operate, which as a result could adversely affect our business, prospects, financial condition and/or results of operations.

Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.

          There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also "— Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products" and "— Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility." For example, there has been a significant shortage of U.S. dollar liquidity in Nigeria. The Central Bank of Nigeria has also imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market, which negatively impacted certain sectors of the Nigerian economy. Should such controls and foreign currency liquidity shortages continue and/or occur in the markets in which we operate, we may face difficulties accessing foreign currency from foreign exchange markets or otherwise which would impact our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility.

          Central banking authorities in the countries in which we operate may intervene in the currency markets by drawing on external reserves (such as, most recently, in Nigeria, where a substantial portion of our operations are based), or adopting policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. Fluctuations in an economy's external reserves, its high dependence on certain foreign-currency revenue streams (such as those related to commodities such as oil, or other exports) and high levels of key imports in foreign currency, could result in local currencies remaining or becoming vulnerable to external shocks.

          In addition, the currencies of the countries in which we operate are subject to volatility. Our operations are conducted in Nigeria, Côte d'Ivoire, Cameroon, Zambia and Rwanda, and the functional currency of our operating subsidiaries are the Nigerian Naira ( ), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW) and Rwandan Franc (RWF), respectively. The operating subsidiaries' financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira to U.S. dollar exchange rate depreciated significantly in 2016, but has since remained flat over the period to June 30, 2017, during which time we have experienced appreciation on the XAF, XOF and ZMW currencies. The reduction of foreign currency reserves in Nigeria, which triggered speculative currency trading, coupled with the reduction in oil prices and the June 2016 decision of the Central Bank of Nigeria to allow the Naira to float more freely on the interbank market led to a depreciation of the Naira against the U.S. dollar, from approximately 196.5 to $1.00 as of January 1, 2016 to 305.4 to $1.00 as of June 30, 2017, based on the official rate published by the Central Bank of Nigeria. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from approximately 6.5:1 to over 12:1 during 2015.

          Central banks or monetary authorities in economies where the local currency is subject to such pressures may take various administrative measures aimed at stabilizing the foreign exchange market, including restricting access to the official foreign exchange market or prohibiting the use of foreign currencies in domestic transactions or by other means.

          The depreciation or volatility of local currencies of the countries in which we operate may negatively affect their respective economies, any of which may adversely affect our and our customers' business, prospects, financial condition and/or results of operations as well as our liquidity and cash flows. See "We and our customers face foreign exchange risks, which may be material."

Failure to adequately address actual and perceived risks of corruption may adversely affect the economies of the countries in which we operate, or may operate, and their ability to attract foreign investment.

          Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and Middle Eastern markets. For example, Nigeria and Cameroon are ranked 136 and 145, respectively, out of 176 countries in Transparency International's 2016 Corruption Perceptions Index and placed 169 and 166, respectively, out of 190 in the World Bank's Ease of Doing Business 2017 rankings. Despite efforts at reform, corruption continues to be a serious problem impacting some of the countries in which we operate, including certain high profile convictions. Failure to address these issues, continued corruption in the public sector and any future allegations of, or perceived risk of, corruption in the markets in which we operate could have an adverse effect on their respective economies and may have a negative effect on the ability of these countries to attract foreign investment and, as a result, could adversely affect our and our customers' business as well as our financial condition, prospects and/or results of operations.

The policies and reforms of the political administrations in the countries in which we operate may result in political instability or changes in regulatory or other government policies.

          Many emerging and Middle Eastern markets, including those in which we operate, face periods of political and economic uncertainty, particularly around the times leading up to elections and/or other political change, including uncertainty as to the manner in which the relevant governing authorities would seek to address the issues facing the relevant country and whether they would alter or reverse certain reforms and actions taken by predecessors or even by incumbents seeking to garner increased favor. Such issues may give rise to uncertainty in the investing community and is likely to reduce inbound investment. Moreover, some planned reforms may disadvantage certain existing stakeholders, who may seek to curtail such reforms. For example, planned privatization of state-owned enterprises have in some cases been met with strikes or threats of strikes in anticipation of job losses and price increases. Any significant changes in the political climate in the countries in which we operate, including changes affecting the stability of the government or involving a rejection, reversal or significant modification of policies against nationalization or expropriation of privately owned assets, favoring the privatization of state-owned enterprises, reforms in the telecommunications, power, banking and oil and gas sectors or other reforms, may have negative effects on the economy, government revenues or foreign reserves and, as a result, could adversely affect our business, prospects, financial condition and/or results of operations.

There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and Middle Eastern markets.

          Our operations are exposed to the political and social environment of the emerging and Middle Eastern markets in which we operate, which have the potential for civil and political unrest, contributing to an uncertain operating environment. For example, in Nigeria, corruption, policy uncertainty and collapsing infrastructure, as well as terrorist acts by Boko Haram and insecurity in the Niger Delta, present significant risks to business operations in parts of Nigeria. Cameroon has also recently faced similar issues, including with terrorism as well as increasing instances of unrest as a result of the tensions between the "Anglophone" and "Francophone" regions of Cameroon.

          Instances of terrorist activities or other political and/or social unrest can create a challenging environment for companies operating in the relevant regions. While such activity may be targeted within certain regions or at certain types of industry (such as oil and gas companies), the security situation in such regions can be volatile and may also have an impact on our operations, such as attacks on sites by militant or other groups in order to disrupt communications, and can generally create instability, impacting the relevant regions and economies.

          Unless resolved by the government, such conflicts may adversely affect the political and economic stability of emerging and Middle Eastern markets in which we operate, which may, in turn, further adversely affect our business, prospects, financial condition and/or results of operations.

The taxation and customs systems in emerging and Middle Eastern markets may be subject to changes and inconsistencies.

          The government policies and regulations of emerging and Middle Eastern market economies, such as those in which we operate, on taxation, customs and excise duties may change from time to time as considered necessary for the development of the economy. In addition, taxes, customs and excise duties may increasingly be viewed as major sources of revenue, particularly where other previously prominent sources of revenue (such as those derived from commodities) may have reduced, and including by means of imposition of new taxes or levies where none previously existed (or were not imposed). Further, the interpretation by the relevant tax authorities of, or decision with respect to, certain sections of tax laws may differ on a case by case basis, including potentially, against sectors or companies such as ours in the event of a perceived increase in profile or growth. Changes in government policies on taxation, customs and excise duties, as well as inconsistencies in the interpretation of and decisions relating to tax laws may adversely affect our cash flows and liquidity as well as our business, prospects, financial condition and/or results of operations, and on the tax liability of holders of our ordinary shares.

Inefficiencies and corruption in the judicial systems may create an uncertain environment for investment and business activity and affect the ability of investors to find remedies through the relevant jurisdictions' judicial systems.

          The legal systems in certain emerging and Middle Eastern markets, such as the ones in which we operate, are still in their growing phase, and the laws and regulations in such jurisdictions continue to undergo development and face a number of challenges, including corruption and delays in the judicial process since most cases take a considerable period of time to be concluded. Similarly, the enforcement of judgments and/or security in such jurisdictions may be affected by inefficiencies in the judicial system and can result in uncertain positions. Slow and uncertain judicial process may sometimes affect the enforceability of judgments obtained, or result in judgments or extra-judicial action that may be inconsistent with the expected or applicable legal process, rules or procedures. Those and other factors that have an impact on the legal systems of the markets in which we operate make an investment in our ordinary shares subject to greater risks and uncertainties than an investment in a country with a more mature legal system.

Risks Relating to our Indebtedness

Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position.

          As of June 30, 2017, we had $2,119 million of total borrowings. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness and may not prohibit us from doing so. Thus, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures. As a result, the risks normally associated with debt financing could adversely affect our cash flows and liquidity as well as our business, prospects, financial condition and/or results of operations because:

  •
  our level of indebtedness may, together with the financial and other restrictive covenants in the agreements governing our indebtedness, significantly limit or impair our ability in the future to obtain financing, refinance any of our indebtedness, sell assets or raise capital on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;

  •
  a downgrade in our credit rating could restrict or impede our ability to access capital markets at attractive rates and increase our borrowing costs;

  •
  our level of indebtedness may increase the difficulty for us to satisfy our debt, including our ability to pay interest when due and/or the principal amount due under such indebtedness at maturity;

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  our level of indebtedness may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise;

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  a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

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  our level of indebtedness may place us at a competitive disadvantage relative to competitors that have lower leverage or greater financial resources than we have and restrict us from pursuing our strategy (including acquisitions) or exploiting certain business opportunities; and

  •
  our level of indebtedness could make us more vulnerable to downturns in general economic or industry conditions or in our business.

          In addition, market conditions and monetary restrictions may lead to foreign currency liquidity shortages and we may face difficulties in obtaining sufficient quantities of the relevant foreign currency when required to meet our contractual and indebtedness obligations denominated in U.S. dollars or other foreign currencies. See "— Risks Relating to the Markets in which We Operate — Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility" and "— Risks Relating to the Markets in which We Operate — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities." Such shortages or lack of availability could increase our borrowing costs and interest expenses, which could adversely affect our business, prospects, financial condition and/or results of operations as well as cash flows and liquidity. Such issues or increases could also adversely affect our cash flows and our ability to service our debt or meet interest payments in the longer term. Shortages in the availability of foreign currency may restrict our ability to satisfy our foreign currency-denominated obligations. Although we may seek to enter into agreements to reduce our risk related to access to foreign currencies and applicable exchange rates, we are under no obligation to do so and we cannot assure you that such arrangements would ensure our access to foreign currencies which we need on commercially acceptable terms or at all, or that we will be able to enter into such arrangements on commercially acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

          We are a holding company and conduct limited operations of our own. Repayment of indebtedness, including under the IHS Holding Revolving Credit Facility, the Notes and the FinCo Notes, is dependent on the ability of our operating companies to make cash available to us. See "— IHS Towers Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any."

          In addition, our ability to draw funds from our existing and future local facilities may be adversely affected by the relatively high or increasing levels of non-performing loans in the relevant local banking sector. Local banks with a lack of geographic diversification or that have substantial exposure to certain industries which are not performing as well, may see the overall quality of their loan portfolio deteriorate or their provisioning costs increase, which may also impact their net interest income and margins. Any regional or local economic downturn that affects the local banking sector may in turn impact our ability to draw funds from any current and future undrawn facilities and could adversely affect our business, prospects, financial condition and/or results of operations.

We are subject to restrictive debt covenants and our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could adversely affect our financial condition and/or results of operations.

          We are party to a credit agreement that governs the IHS Holding Revolving Credit Facility, an indenture that governs the Notes issued by IHS Netherlands Holdco B.V. and credit agreements governing our facilities at our operating subsidiaries, each as further described under Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness," and therefore are subject to the restrictive covenants under those agreements. A breach of any of those covenants, ratios, tests or restrictions, including as a result of events beyond our control, could result in an event of default that could adversely affect our financial condition and/or results of operations. The instruments governing our indebtedness contain a number of restrictive covenants, including restrictions on our ability to, among other things:

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  incur or guarantee additional debt or issue preferred stock;

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  pay dividends on, redeem or repurchase share capital, or make other distributions;

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  purchase equity interests or reimburse or prepay subordinated debt prior to maturity;

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  create or incur liens;

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  make certain investments;

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  agree to limitations on the ability of our subsidiaries to make distributions;

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  engage in sales of assets and subsidiary stock;

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  enter into transactions with affiliates;

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  guarantee other debt; and

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  transfer all or substantially all of our assets or enter into merger or consolidation transactions.

          The restrictions contained in our debt instruments could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, these restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. Should market conditions deteriorate or fail to improve, or our operating results decrease in the future and we may have to request amendments and/or waivers to the covenants and restrictions to which we are subject. There can be no assurance that we will be able to obtain such relief should it be needed in the future. A breach of any of these covenants or restrictions could result in a default and acceleration that would permit our creditors to declare all amounts incurred to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant creditors to make further extensions of credit could be terminated.

          If we breach certain of our debt covenants, creditors could require us to pay the then outstanding debt immediately, and, in the case of any future secured debt, creditors could sell the property securing such debt if we are unable to pay the outstanding debt immediately. If we default on the payments required by our existing indebtedness, we could trigger cross-default or cross-acceleration provisions under other debt agreements or instruments that could make such indebtedness payable on demand, and we may not have sufficient funds to repay all of our debts. The breach of covenants and the exercise by the relevant creditors of their rights under the various financing agreements could adversely affect our business, prospects, financial condition and/or results of operations.

We are exposed to interest rate risks as certain of our borrowings bear interest at floating rates that could rise significantly, increasing our interest cost and reducing cash flow.

          Advances under certain of our existing credit facilities would bear interest at rates which vary depending on certain underlying or reference rates, such as the London Interbank Offered Rate, or LIBOR, the European interbank offered rate, or EURIBOR, or the Nigerian Interbank Offered Rate, or NIBOR. Increases in such reference rates increase our interest expense, which could adversely affect our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also adversely affect our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future. The applicable interest rates could rise significantly in the future, thereby increasing our interest expenses associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our indebtedness. Although we may hedge the interest rates with respect to certain of our existing credit facilities, we are under no obligation to do so under the documents governing our indebtedness and we may not be able to obtain such hedges, or replace such hedges on terms that are acceptable to us, and any such hedge may not be fully effective, which would expose us to interest rate risk.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

          Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and working capital requirements depends on our future performance and ability to generate cash, which is subject, among other things, to the success of our business strategy, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these "Risk Factors," many of which are beyond our control.

          We can make no assurances that we will be able to generate a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or that future borrowings will be available to us in an amount sufficient to enable us to service our other indebtedness or to fund our other liquidity needs. If we default on the payments required by any future indebtedness, that indebtedness, together with debt incurred pursuant to debt agreements or instruments that contain cross-default or cross-acceleration provisions may become payable on demand, and we may not have sufficient funds to repay all of our debts.

          Furthermore, if our cash flows and capital resources are insufficient to service our debt obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness, any of which will depend on our cash needs, our financial condition at such time, the then prevailing market conditions and the terms of our then existing debt instruments, which may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations, and there can be no assurances that any assets which we could be required to dispose of could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales could be on acceptable terms.

Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

          Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

          As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2018. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of                      . As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a "foreign private issuer" and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                       corporate governance requirements.

          As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of                       , provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this "foreign private issuer exemption" with respect to the                      requirements to have the audit committee appoint our external auditors, the                      rules for shareholder meeting quorums and record dates and                       rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                      corporate governance requirements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

          Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.

          The initial public offering price of our ordinary shares is substantially higher than the net tangible book deficit per ordinary share. Therefore, if you purchase our ordinary shares in this offering, you will pay a price per ordinary share that substantially exceeds our pro forma net tangible book deficit per ordinary share after this offering. Based on the initial public offering price of $         per ordinary share, you will experience immediate dilution of $                      per ordinary share, representing the difference between our pro forma net tangible book deficit per ordinary share after giving effect to this offering and the initial public offering price. We also have a number of outstanding options to purchase ordinary shares with exercise prices that are below the initial public offering price of our shares. To the extent that these options are exercised, you will experience further dilution. See "Dilution" for more detail.

We cannot assure you that a market will develop for our ordinary shares or what the price of our ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their ordinary shares at or above the initial public offering price.

          Before this offering, there was no public trading market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our ordinary shares will trade. The initial public offering price for our ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ordinary shares may decline, possibly materially.

Our operating results and ordinary share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.

          Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.

          In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our ordinary shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our ordinary shares may fluctuate in response to various factors, including the risks described above.

          These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our ordinary shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the market price and liquidity of ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors because we may rely on these exemptions.

          We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our ordinary share price may be more volatile.

A significant portion of our total issued and outstanding ordinary shares are eligible to be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

          Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the Reorganization Transactions and the sale of ordinary shares in this offering, we will have             ordinary shares outstanding (or                  if the                  underwriters exercise their option to purchase additional ordinary shares in full). The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up             arrangements and for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

          We, our executive officers, directors and existing holders of substantially all of the company's existing ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our ordinary shares after this offering.

          We also intend to enter into a registration rights agreement upon consummation of this offering, pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders who combined will hold                      % of our ordinary shares after giving effect to this offering, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. See "Related Party Transactions — Registration Rights Agreement."

          In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

          As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                      and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

          We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

          We are not currently required to comply with the rules of the Securities and Exchange Commission implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the Securities and Exchange Commission's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Management has identified material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis.

          We have historically been a private limited company, and as such, have not been subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act or an audit performed in accordance with auditing standards issued by the PCAOB. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

          In connection with the audit of our consolidated financial statements for the years ended December 31, 2015, and 2016, we identified material weaknesses in our internal control over financial reporting. Under the PCAOB standards, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

          The material weaknesses identified relate to (i) an insufficient number of accounting personnel, and (ii) the lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations, warrants, asset retirement (decommissioning) obligations and other complex, judgmental areas. This resulted in the restatement of our previously issued private company financial statements for (i) recognition of foreign exchange gains and losses on goodwill, other intangible assets and other fair value adjustments relating to the MTN Acquisition and HTN Towers Acquisition in 2015 and 2016, (ii) the recognition of liabilities in respect of warrants, (iii) the recognition of fair value adjustments on a loan from non-controlling interest as part of the original MTN Acquisition accounting and (iv) asset retirement (decommissioning) obligations.

          We are working to remediate the material weaknesses as quickly and efficiently as possible. However, at this time we cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses or if we identify additional material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations.

          If the material weaknesses are not remediated as of the balance sheet date of our first Form 20-F, the material weaknesses will be disclosed in Item 15(a) of our Form 20-F (Disclosure Controls and Procedures) and we would expect that our principal executive and principal financial officers would be required to report that our Disclosure Controls and Procedures are not effective at the balance sheet date.

          Until the end of the fiscal year for which we will file our second annual report on Form 20-F after becoming a public company, we will not be required to make a formal assessment of the effectiveness of our internal control over financial reporting. Even after an assessment that the internal controls over financial reporting are effective, our management cannot guarantee that our internal control over financial reporting will prevent all possible errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

          For as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect deficiencies in our internal controls over financial reporting that our management's assessment might not. Should we no longer qualify as an "emerging growth company," we will be subject to the auditor reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

          If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the stock exchange on which our ordinary shares are listed. As a result of misstatements or restatements in our financial statements or an adverse assessment by management or auditors about the effectiveness of our internal controls, there could be an adverse reaction to the financial statements or the Company due to a loss of confidence in the reliability of our financial statements which could adversely affect our business, prospects, financial condition and/or results of operations, and could also cause the price or trading volume of our ordinary shares to decline and there could be a delay in delivering financial statements, which may result in a default under agreements governing our indebtedness.

Because we have no current plans to pay regular cash dividends on our ordinary shares following this offering, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

          We do not anticipate paying any regular cash dividends on our ordinary shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ordinary shares is solely dependent upon the appreciation of the price of our ordinary shares on the open market, which may not occur. See "Dividend Policy" for more detail.

Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

          Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our ordinary shares. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. We are also subject to certain provisions under Cayman Islands law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ordinary shares. See "Description of Share Capital."

There may be difficulties in enforcing foreign judgments against our management or us.

          Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons' assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See "Enforcement of Civil Liabilities."

          In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or management as well as against the selling shareholders predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Cayman Islands or any other applicable jurisdictions courts against us or our directors or officers as well as against the selling shareholders predicated upon the securities laws of the United States or any state in the United States.

IHS Towers Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

          As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding Revolving Credit Facility, the Notes, the FinCo Notes and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

          The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ordinary shares to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements, which include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including those that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as "believe," "may," "will," "expect," "estimate," "could," "should," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

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  our future financial performance (including our revenue, Contracted Tenant Lease Revenue, operating expenses, results of operations and our ability to make or maintain profitability);

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  our strategies, plans, objectives, goals, acquisitions and targets;

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  our expectations regarding the development of our business, our industry and the competitive environment in which we operate;

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  future developments in the markets in which we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate; and

  •
  our use of the net proceeds from the sale of ordinary shares by us in this offering.

          By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

          We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industries in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this prospectus. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

  •
  non-performance under or termination, non-renewal or material modification of our customer agreements;

  •
  a reduction in the creditworthiness and financial strength of our customers;

  •
  the business, legal and political risks in the countries in which we operate;

  •
  general macroeconomic conditions in the countries in which we operate;

  •
  foreign exchange risks;

  •
  our inability to successfully execute our business strategy, including our ability to attract additional colocation tenants and construct new sites;

  •
  reliance on third-party contractors;

  •
  increases in operating expenses, including increased costs for diesel;

  •
  failure renew or extend our ground leases, or protect our rights to the land under our towers;

  •
  loss of customers;

  •
  a reduction in demand for our services;

  •
  the introduction of new technology reducing the need for tower infrastructure;

  •
  an increase in competition in the telecommunications tower infrastructure industry;

  •
  our failure to integrate recent or future acquisitions;

  •
  reliance on our senior management team and on key employees;

  •
  failure to obtain required approvals and licenses for some of our sites or comply with applicable regulations;

  •
  environmental liability;

  •
  inadequate insurance coverage, property loss and unforeseen business interruption;

  •
  violations of anti-corruption laws, sanctions and regulations;

  •
  fluctuations in global prices for diesel or other materials;

  •
  disruptions in our supply of diesel or other materials;

  •
  a deterioration in the economic environment in the markets in which we operate;

  •
  legal and arbitration proceedings;

  •
  reliance on shareholder support and related party transaction risks;

  •
  risks related to the markets in which we operate;

  •
  risks related to our status as a foreign private issuer; and

  •
  other factors discussed under "Risk Factors."

          The forward-looking statements made in this prospectus speak only as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering will be approximately $                  , assuming an initial public offering price per share of $                  , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

          Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $                  , assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $                  million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

          We intend to use the net proceeds from this offering for general corporate purposes. Pending their use, we plan to hold the net proceeds from this offering in cash and cash equivalents.

          The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

          We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

 DIVIDEND POLICY

          We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

          The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

          Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments. The ability of certain of our subsidiaries to pay dividends is currently restricted by the terms of the Notes and certain of our other debt agreements and instruments and may be further restricted by any future indebtedness we or they incur. See Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness."

          We have not proposed or paid dividends in the years ended December 31, 2015 and 2016.

 CAPITALIZATION

          The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

  •
  of IHS Holding Limited and its subsidiaries on an actual basis; and

  •
  of IHS Towers and its subsidiaries on a pro forma as adjusted basis to give effect to (i) the Reorganization Transactions, (ii) the issuance and sale of                          ordinary shares in this offering at the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds therefrom as described in "Use of Proceeds."

          Investors should read this table in conjunction with our audited financial statements included in this prospectus, as well as "Use of Proceeds," "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2017

	IHS Holding Limited Actual		IHS Towers Pro Forma As Adjusted(1)

	($ in thousands)
Cash and cash equivalents	$538,101	$

Total borrowings, including current portion(2)	$2,118,835	$
Equity:
Stated capital	4,518,502
Retained losses	(1,464,617)
Other reserves	(1,441,740)

Total equity	1,612,145

Total capitalization	$3,730,980	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, retained losses, total equity and total capitalization by approximately $                  million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, retained losses, total equity and total capitalization by approximately $                  million, assuming no change in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)
For more information regarding our total borrowings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness." As of June 30, 2017, the IHS Holding Revolving Credit Facility was undrawn and had $120 million in available borrowing capacity.

 DILUTION

          If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

          At June 30, 2017, we had a historical net tangible book value of $                  million, corresponding to a net tangible book value of $                  per share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding, after giving effect to the Reorganization Transactions.

          After giving effect to the sale by us of                  ordinary shares in this offering at the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2017 would have been approximately $                  million, representing $                  per share. This represents an immediate increase in pro forma net tangible book value of $                  per share to existing shareholders and an immediate dilution in net tangible book value of $                  per share to new investors purchasing ordinary shares in this offering at the assumed initial public offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

          The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

$
Assumed initial public offering price
Pro forma net tangible book value per share
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share
Dilution per share to new investors

          If the underwriters exercise their option to purchase additional ordinary shares from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $                  per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $                  per share to existing shareholders and immediate dilution of $                  per share in pro forma as adjusted net tangible book value per share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

          Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $                  per share and the dilution per share to new investors in the offering by $                  per share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          The following table summarizes, as of June 30, 2017, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ordinary shares in this offering:

	Shares Purchased			Total Consideration	Average Price Per Share

	Number			Percent	Number			Percent

Existing shareholders		%	$			%	$
New investors

Total	100%				100%		$

          Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to                          , or approximately         % of the total number of ordinary shares outstanding after the offering.

          If the underwriters exercise their option to purchase additional ordinary shares in full, the following will occur:

  •
  the percentage of our ordinary shares held by existing shareholders will decrease to approximately         % of the total number of our ordinary shares outstanding after this offering; and

  •
  the percentage of our ordinary shares held by new investors will increase to approximately         % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

          We have historically conducted our business through IHS Holding Limited and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of IHS Holding Limited. Prior to the consummation of this offering, we will engage in the Reorganization Transactions, pursuant to which IHS Towers Limited, a newly formed holding company with nominal assets and liabilities, which will not have conducted any operations prior to the consummation of this offering, will become the holding company of IHS Holding Limited and its subsidiaries. Following the Reorganization Transactions and the consummation of this offering, our financial statements will present the results of operations of IHS Towers Limited and its consolidated subsidiaries. IHS Towers Limited's financial statements will be the same as IHS Holding Limited's financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in IHS Towers Limited's earnings per share calculations. See "Prospectus Summary — The Reorganization Transactions."

          We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected historical consolidated financial information presented as of and for the years ended December 31, 2015 and 2016 has been derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus. Our historical consolidated financial statements for the years ended December 31, 2015 and 2016 have been restated. See Notes 2.1.1 and 34 to our historical consolidated financial statements for the years ended December 31, 2015 and 2016 included elsewhere in this prospectus.

          The selected historical consolidated financial information presented as of June 30, 2017 and for the six months ended June 30, 2016 and 2017 has been derived from the unaudited condensed consolidated interim financial statements of IHS Holding Limited included elsewhere in this prospectus, which, in the opinion of our management, include all adjustments necessary to present fairly the results of operations and financial condition at the date and for the periods presented. The results for the six months ended June 30, 2016 and 2017 are not necessarily indicative of the results of operations that you should expect for the entire year ending December 31, 2017 or any other period.

          The unaudited pro forma financial information set forth below is derived from the audited and unaudited consolidated financial statements of IHS Holding Limited appearing elsewhere in this prospectus and is based on assumptions as explained in the notes to the tables below.

          All operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

          The financial data set forth below should be read in conjunction with, and are qualified by reference to, "Prospectus Summary — The Reorganization Transactions," "Presentation of Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and interim condensed consolidated financial statements of IHS Holding Limited, including the notes thereto, included elsewhere in this prospectus.

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands, except share and per share data)
IHS Holding Limited Statements of Income and Comprehensive Income Data:
Revenue	726,743	905,605	474,516	541,450
Cost of sales	(570,578)	(685,920)	(350,111)	(384,356)

Administrative expenses	(253,270)	(267,259)	(153,547)	(75,083)
Other income	4,407	55,217	54,205	1,594
Operating profit/(loss)	(92,698)	7,643	25,063	83,605
Finance income	40,286	78,048	30,700	116,250
Finance costs	(410,210)	(1,202,718)	(909,702)	(114,658)

Profit/(loss) before income tax	(462,622)	(1,117,027)	(853,939)	85,197
Income tax (expense)/benefit	(41,454)	176,278	268,357	(14,218)

Profit/(loss)	(504,076)	(940,749)	(585,582)	70,979

Profit/(loss) attributable to Owners of the Group	(435,648)	(826,392)	(477,528)	67,069
Non-controlling interests	(68,428)	(114,357)	(108,054)	3,910
Earnings/(loss) per share — basic	(0.00398)	(0.00690)	(0.00403)	0.00048
Earnings/(loss) per share — diluted	(0.00398)	(0.00690)	(0.00403)	0.00047
Weighted average number of shares outstanding — basic	109,438,399	119,700,839	118,482,772	139,800,842
Weighted average number of shares outstanding — diluted	154,990,205	145,051,339	160,545,549	141,847,925

	Year ended December 31,		Six months ended June 30,

	2015	2016	2016	2017

IHS Towers Pro Forma Data(1):
Pro forma earnings per share
Basic
Diluted
Pro forma weighted average number of shares outstanding(2)
Basic
Diluted
IHS Towers Pro Forma As Adjusted Data(1):
Pro forma as adjusted earnings per share
Basic
Diluted
Pro forma as adjusted weighted average number of shares outstanding(2)
Basic
Diluted

	As of December 31,	As of December 31,	As of June 30,

	2015 (restated)	2016 (restated)	2017

	($ in thousands)
IHS Holding Limited Statement of Financial Position Data:
Cash and cash equivalents	619,326	476,078	538,101
Total assets	4,624,890	4,052,415	4,292,407
Non-current borrowings	1,357,470	1,904,792	1,835,423
Total borrowings	1,482,298	2,003,787	2,118,835
Stated capital	3,289,592	3,487,965	4,518,502
Total equity	2,495,000	1,497,142	1,612,145

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands)
IHS Holding Limited Statement of Cash Flows:
Net cash generated from operating activities	249,510	415,513	302,148	211,288
Net cash used in investing activities	(1,453,277)	(805,882)	(478,438)	(134,443)
Net cash (used in)/generated from financing activities	903,635	349,527	3,079	(15,582)

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands, except ratio and operating data)
IHS Holding Limited Other Financial and Operating Data:
Adjusted EBITDA(3)	276,950	382,960	204,410	278,417
Adjusted EBITDA Margin(4)	38.1%	42.3%	43.1%	51.4%
Net Leverage Ratio(5)	2.2x	3.3x
Number of towers (at period end)	21,132	22,425	22,141	22,728
Colocation Rate (at period end)	1.36x	1.52x	1.46x	1.53x

(1)
Prior to the consummation of this offering, all of the outstanding options and warrants of IHS Holding Limited will be converted into shares, and in turn all the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited pursuant to the Reorganization Transactions. The pro forma data represents the impact of retroactively reflecting the Reorganization Transactions as if they were consummated at the beginning of the referenced period. Subsequent to the Reorganization Transactions, previously reported historical earnings per share will be given retrospective effect for the exchange of previously outstanding shares during those periods. The conversion and exchange of options and warrants prior to the consummation of this offering will be treated prospectively. See "Prospectus Summary — The Reorganization Transactions."

Pro forma as adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions; (b) the issuance and sale of                  ordinary shares by us in this offering at a price equal to $             per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the use of proceeds from this offering as described under "Use of Proceeds."

(2)
The pro forma and pro forma as adjusted weighted average ordinary shares issued and outstanding has been calculated as if the ownership structure resulting from the Reorganization Transactions were consummated at the beginning of the referenced period.

(3)
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment expense, insurance claims, exceptional income and expense items and other non-operating income and expenses. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

We believe that Adjusted EBITDA is an indicator of the financial performance of our core business. We believe Adjusted EBITDA is useful to investors and is used by our management for measuring profitability and allocating resources, because it excludes the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA as reported by us to Adjusted EBITDA as reported by other companies. Adjusted EBITDA has not been prepared in accordance with IFRS.

Adjusted EBITDA is not a measure of performance under IFRS and you should not consider Adjusted EBITDA as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are: (i) it does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; (iii) some of the exceptional items we eliminate in calculating Adjusted EBITDA reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and (iv) the fact that other companies in our industry may calculate Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA.

The following is a reconciliation of Adjusted EBITDA to profit/(loss) for the periods presented:

	For the year ended December 31,		For the six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ in thousands)
Profit/(loss)	(504,076)	(940,749)	(585,582)	70,979
Add back:
Income tax expense/(benefit)	41,454	(176,278)	(268,357)	14,218
Finance costs	410,210	1,202,718	909,702	114,658
Finance income	(40,286)	(78,048)	(30,700)	(116,250)
Depreciation and amortization	184,668	271,570	134,371	143,269
Impairment of property, plant and equipment and prepaid land rent(a)	—	—	—	30,582
Net (profit)/loss on sale of assets	—	4,518	116	(136)
Share-based payment expense(b)	94,330	88,364	90,624	12,467
Insurance claims(c)	(342)	(2,055)	(1,335)	(805)
Exceptional items income(d)	—	(50,958)	(50,958)	—
Exceptional items expense(e)	91,278	63,902	6,604	9,437
Other non-operating income and expenses	(286)	(24)	(75)	(2)

Adjusted EBITDA	276,950	382,960	204,410	278,417

(a)
Represents an impairment charge in 2017 following the decommissioning of sites.

(b)
Represents non-cash charges related to share-based compensation, which vary from period to period depending on timing of awards.

(c)
Represents insurance claims included as non-operating income.

(d)
Exceptional items income contains items of income that have been shown separately due to the significance of their nature, size or incidence of occurrence. For the year ended December 31, 2016 and the six months ended June 30, 2016, exceptional items income related to the Visafone exit fee of $51.0 million.

(e)
Exceptional items expense contains items of expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. For the periods presented, exceptional items expense related to the following:

	For the year ended December 31,
			For the six months ended June 30,
	2015 (restated)	2016 (restated)
			2016	2017
	($ in thousands)
One-off decommissioning provision	—	3,475	—	—
Impairment of withholding tax receivables	—	21,760	—	—
Business combination transaction costs	83,782	20,909	1,173	393
Aborted transaction costs	883	1,393	1,041	—
Redundancy costs	—	3,676	2,129	176
Other expenses(i)	6,613	12,689	2,261	8,868

Exceptional items expense	91,278	63,902	6,604	9,437

(i)
Other expenses for the year ended December 31, 2016 included $8.9 million in costs and incentives related to the Notes issuance. Other expenses for the six months ended June 30, 2017 included $7.4 million in relation to site safety, structural integrity and compliance review. See Note 11 to each of our historical consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding other expenses.
(4)
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

(5)
We define our Net Leverage Ratio as total borrowings less loans from non-controlling interest, finance lease liabilities and cash and cash equivalents as of year end, divided by Adjusted EBITDA for the year. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

	As of December 31,

	2015 (restated)	2016 (restated)

	($ in thousands, except ratio data)
Total borrowings	1,482,298	2,003,787
Less:
Loans from non-controlling interest(a)	(244,809)	(281,650)
Finance lease liabilities	(471)	—
Cash and cash equivalents	(619,326)	(476,078)

Numerator	617,692	1,246,059

Denominator (Adjusted EBITDA)	276,950	382,960

Net Leverage Ratio	2.2x	3.3x

(a)
Represents a loan from MTN Nigeria Towers SPV B.V., a subsidiary of MTN Group, initially received in connection with the MTN Acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data," our historical consolidated financial statements and the related notes, and the unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

          Our historical consolidated financial statements for the years ended December 31, 2015 and 2016 have been restated. See Notes 2.1.1 and 34 to our historical consolidated financial statements for the years ended December 31, 2015 and 2016 included elsewhere in this prospectus.

          On December 12, 2017, IHS Towers Limited was incorporated under the laws of the Cayman Islands to become the holding company of IHS Holding Limited and its subsidiaries in connection with this offering pursuant to the Reorganization Transactions. See "Prospectus Summary — The Reorganization Transactions" for a complete description of the Reorganization Transactions. IHS Towers Limited has engaged solely in operations and activities incidental to its formation, the Reorganization Transactions and the initial public offering of our ordinary shares. Accordingly, financial information for IHS Towers Limited and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the Reorganization Transactions would not be meaningful and are not presented. Following the Reorganization Transactions, the historical consolidated financial statements of IHS Towers Limited will be retrospectively adjusted to include the historical consolidated financial results of IHS Towers Limited and its consolidated subsidiaries for all periods presented.

Overview

          We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world. We provide critical telecommunications infrastructure to our customers and facilitate mobile communications coverage for over 260 million people, currently across five countries. We are the largest independent tower operator in Africa and EMEA and the third largest independent multinational tower operator globally, in each case by tower count. As of June 30, 2017, we operated 22,728 telecommunication towers across five countries in Africa. We are the largest tower operator in each of our markets and the only tower operator in four of our markets. More recently, we have signed but not yet closed an agreement to acquire approximately 1,613 towers in Kuwait through a controlling investment, which supports our strategy of expanding to geographies that meet our investment criteria.

          Our core business is providing shared telecommunications infrastructure services to MNOs and other communications service providers, who in turn provide wireless voice and data services to their end users. We also provide our customers with opportunities to install active equipment on existing towers alongside current tenants, known as colocation, and we provide opportunities for customers to commission the construction of new sites to their specifications. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for towers owned by third parties.

          To support the telecommunications infrastructure needs of our customers, we enter into long-term contracts that provide the framework for our services. MLAs are typically 5 to 15 years in tenor and have historically yielded strong renewal rates. The average remaining length of our existing contracts with our Key Customers, who represented 87% of our tenants as of June 30, 2017, is 9.0 years. Additionally, our Key Customers represented 94% of our revenue for the six months ended June 30, 2017, with aggregate Contracted Tenant Lease Revenue of $9.2 billion as of June 30, 2017.

          Our primary customers are the leading MNOs and other communications service providers in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 14 transactions, building a footprint that currently covers Nigeria, Côte d'Ivoire, Cameroon, Rwanda and Zambia.
Reportable Segments

          Our operations are currently organized on a country geographical basis, and are engaged in the business of owning, operating and developing shared telecommunications infrastructure.

          Our operations that have similar economic characteristics have been aggregated for reporting purposes. Our operating segments in Nigeria, Rwanda and Zambia have been aggregated into the Nigeria & Southern Africa reportable segment, and the Cameroon and Côte d'Ivoire operating segments have been aggregated into the West & Central Africa reportable segment.

          We use revenue and Adjusted EBITDA to assess the performance of our reportable segments. Adjusted EBITDA, a measure not defined by IFRS, is our principal segment measure of profitability. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

Our Revenue

          We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

          Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described below). Specifically, organic revenue captures the impact of (i) new colocation and lease amendments; (ii) changes in pricing including from contractual lease fee escalation and foreign exchange resets; (iii) new site construction; and (iv) any impact of churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new colocation and lease amendments or changes in pricing, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

          Inorganic revenue captures the impact on revenue from existing tenants of new tower portfolios or businesses that we have acquired. Where tower portfolios or businesses were acquired during the current fiscal year under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in the current period. Where tower portfolios or businesses were acquired during the previous fiscal year, inorganic revenue is calculated as the full period impact from those acquisitions compared to the prior year period.

          Non-core revenue captures the impact of movements primarily in foreign exchange, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

          The organic and non-core components of our revenue cannot be considered independent from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

          Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset quarterly, semi-annually or annually. The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, such as the one that occurred in June 2016 in Nigeria, there is a delay between the timing of the devaluation and the next contractual reset. During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward. For example, in the case of the June 2016 devaluation of the Naira, we booked lower revenues in U.S. dollars terms in the second half of 2016 post-devaluation and prior to the majority of our contractual resets, and then booked higher revenues in U.S. dollars terms in the first half of 2017 after the majority of contractual resets had been applied. The higher revenues in first half of 2017 were accounted for as incremental organic revenue; however, such incremental organic revenue would not have been the same had there been no devaluation, likewise the negative impact of non-core foreign exchange impact would not have been the same in the second half of 2016.

Factors affecting our financial condition and results of operations

          Our financial condition and results of operations have been, and will continue to be affected by a number of important factors, including the following:

New colocation and lease amendments

          Colocation and lease amendments are key drivers of incremental organic revenue in telecommunications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease amendments involve adding additional equipment or providing ancillary services at existing sites for existing customers. Examples of lease amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G or 4G, taking more space on the ground surrounding the tower for its equipment, consuming power in excess of the contractual limit, adding additional microwave transmission or fiber infrastructure services, as well as other ancillary services. A lease amendment increases revenue by a proportionally lower amount than a colocation given such equipment typically consumes less space and power than a colocation. However, gross margin contribution of a lease amendment is generally comparable to a colocation.

          Colocation and lease amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver colocation or lease amendments is $4,000 to $8,000 in one-off augmentation capital expenditure. Additionally, the main incremental ongoing cost for colocation is power cost for the additional equipment or services. We continually seek to increase colocation and lease amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

          The demand for colocation and lease amendments from MNOs is driven by multiple telecommunication industry characteristics within our individual markets. These characteristics include the MNOs' need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. See "Industry" for further description of the fundamentals driving our industry.

Contractual lease fee escalation and foreign exchange resets

          Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

          Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to "— Our Revenue."

New site construction

          New site construction is a key driver of incremental organic revenue through the customer revenue we invoice upon completion of the new site. New site construction is also a component of discretionary capital expenditure. Building new sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of new sites increases our capital expenditures and cost of sales. We pursue construction of new sites as a key strategy in growing our tower portfolio and providing future capacity for colocation and lease amendments. We do not engage in speculative building and only construct new sites after obtaining a commitment for a long-term lease with an initial tenant and if we are aware of, or believe there is, commercial potential for colocation.

          New sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop towers and cells-on-wheels. These new sites always begin operations with at least a single tenant, with colocation and lease amendments expected at future dates. Consequently, the construction of new sites has a positive effect on revenue, and as colocation and lease amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

          Churn refers to the loss of tenancies when services provided by us are terminated, a tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a tenant may churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or the customer is acquired or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty. Since the beginning of 2015, we have experienced churn of approximately 830 tenancies, made up of 1% of opening tenants in 2015, 1% in 2016 and 1% for the six months ended June 30, 2017, which includes the churn of 308 Visafone Communications Limited, or Visafone, tenants following the acquisition of Visafone by MTN Nigeria.

Decommissioning

          In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate tenants from one tower onto a nearby tower as an additional colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is on average approximately $20,000 to $30,000. Since the beginning of 2015, we have decommissioned 628 towers and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios

          The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios result in the immediate increase in the size of our overall portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the tenants and lease amendments on such sites and we are responsible for future capital expenditures and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

          Our operations are conducted by subsidiaries in Nigeria, Côte d'Ivoire, Cameroon, Zambia and Rwanda, and the functional currency of our operating subsidiaries are the Nigerian Naira ( ), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW) and Rwandan Franc (RWF), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

          Our operating subsidiaries' financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

          As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. For example, the Naira to U.S. dollar exchange rate depreciated significantly in 2016, but has since remained flat over the period to June 30, 2017. During the six months ended June 30, 2017, we experienced appreciation of the XAF, XOF and ZMW currencies compared to the U.S. dollar. The reduction of foreign currency reserves in Nigeria led to a depreciation of the Naira against the U.S. dollar from approximately 196.50 to $1.00 as of January 1, 2016 to 305.40 to $1.00 as of June 30, 2017. During the year ended December 31, 2016, mainly due to the significant devaluation of the Naira, we experienced a net foreign exchange loss of $912.0 million, reflected in financing costs. The revaluation loss resulted because the functional currency of our Nigerian operating subsidiary is the Naira, but the loans at such operating subsidiaries are denominated in U.S. dollars. During the year ended December 31, 2015, we experienced a net foreign exchange loss of $243.1 million, also primarily due to depreciation of the Naira against the U.S. dollar.

Maintenance of sites and refurbishments

          We incur capital expenditure in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fitting and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks.

          Typically, when we acquire a tower portfolio, we may incur refurbishment capital expenditures on those towers in order to upgrade them to a similar standard to the rest of our portfolio. Refurbishment capital expenditures typically involve the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditures are one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements. Refurbishment capital expenditure is a component of non-discretionary capital expenditure. The capital expenditure associated with refurbishment varies from market to market and tower to tower. Our recent refurbishment project in Nigeria related to approximately 8,200 towers that received a combination of new power solutions, such as solar systems, battery strings and deep cycle generators, which we believe will help improve site uptime, as well as our gross margins, operating margins and cash flows.

Cost and consumption of diesel

          Power is our largest single operating expense and, in particular, the impact of diesel pricing. The largest impact is in our Nigerian operations due to low grid availability in that country. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices will lower our costs, with the degree of reduction dependent on both foreign exchange effects (given that we pay for diesel in local currencies) and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. To help mitigate against fluctuations in the price of diesel, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems. See "Business — Operations — Power and Power Management."

Cost of ground leases

          The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance for a one or five-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 15% and 40%

for each five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land. See "Business — Real Property Leases."

Factors affecting comparability of results of operations

Acquisitions

          The acquisition of tower portfolios from MNOs and an independent tower company will impact comparability of our operating results from period to period. In connection with acquisitions of towers, we have realized significant increases in revenue and incurred significant operating costs, including acquisition-related expenses, acquisition costs, depreciation of towers and related equipment and amortization of intangible assets. In connection with the HTN Towers Acquisition in June 2016, we acquired 1,211 towers of which 925 were towers with at least one tenant, and we assumed a contract pursuant to which we provided Managed Services on 368 towers until April 2017. We also acquired 555 towers from 9mobile in August 2015, which at the time were operated by us under an MLL agreement, and we completed the second tranche of the MTN Acquisition of 4,696 towers in July 2015. In addition, in 2015 we completed the acquisitions of Airtel's tower portfolios in Zambia comprising 949 towers and in Rwanda of 200 towers.

Pioneer Status and Revenue Withholding Tax in Nigeria

          Pioneer Status is administered by the Nigerian Investment Promotion Commission under the Nigerian Investment Promotion Commission Act 1995 and (i) grants companies carrying out certain approved activities an exemption from corporate income tax for a period of up to five years, (ii) enables customers to pay lease fees free of withholding tax which is otherwise applicable at the revenue withholding tax rate of 10% and (iii) allows dividends to be paid free of withholding tax. Two of the main operating subsidiaries within our Nigerian business, IHS Nigeria Limited, or IHS Nigeria, and INT Towers, had both previously been granted Pioneer Status. IHS Towers NG Limited (which we acquired pursuant to the HTN Towers Acquisition) has never been awarded Pioneer Status.

          IHS Nigeria was granted Pioneer Status for a five-year period, which expired on May 31, 2016. Since this expiration, customers are responsible for deducting revenue withholding tax equal to 10% of applicable revenues from payments to IHS Nigeria. INT Towers was granted Pioneer Status for a three-year period, which expires on December 31, 2017. INT Towers is in the process of seeking a further two-year extension of Pioneer Status up to December 31, 2019.

          In principle, revenue withholding tax is an advance payment of income tax and may be recoverable through an offset against future corporate income tax liabilities of these Nigerian companies. Because revenue withholding tax is recoverable under certain circumstances, it is recorded as a receivable. The timing of the recovery of this receivable is reviewed at each balance sheet date, and an impairment is recorded where the recovery is considered to be uncertain. The deduction of the withholding tax by customers does not reduce our recognition of revenue.

          At December 31, 2016 and June 30, 2017, the revenue withholding tax for IHS Nigeria arising from June 1, 2016 onwards was considered to be recoverable as of such date.

          The revenue withholding tax receivable for IHS Towers NG Limited was impaired in full at December 31, 2016, leading to an impairment charge of $21.8 million.

Key Financial and Operational Performance Indicators

          We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Net Leverage Ratio, the number of towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted

EBITDA, Adjusted EBITDA Margin and Net Leverage Ratio are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period. Adjusted EBITDA, Adjusted EBITDA Margin and Net Leverage Ratio are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

          We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

          We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment expense, insurance claims, exceptional income and expense items and other non-operating income and expenses. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence.

          In addition, Adjusted EBITDA is our principal segment measure of profitability for our two reportable segments.

          We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage. See "Presentation of Financial and Other Information" for further details on these non-IFRS measure.

Non-discretionary capital expenditure

          Non-discretionary capital expenditure is non-cash flow generating in nature and relates to capital expenditure required to run ordinary course operations, including the delivery of our contracted service level agreements to customers. It consists primarily of maintenance capital expenditure, as well as general corporate capital expenditure, which consists primarily of spending on IT infrastructure.

Net Leverage Ratio

          We believe Net Leverage Ratio is an important measure of balance sheet strength given the capital intensive nature of the telecommunications infrastructure sector and our strategy of pursuing targeted incremental inorganic revenue.

          We define our Net Leverage Ratio as total borrowings less loans from non-controlling interest, finance lease liabilities and cash and cash equivalents as of year end, divided by Adjusted EBITDA for the year. We use our Net Leverage Ratio to monitor our capital structure with a view to reducing our overall cost of capital. Net Leverage Ratio is not a measure defined by IFRS. Net Leverage Ratio has limitations as an analytical tool, including that it is not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider Net Leverage Ratio in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Towers

          We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building new sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

          We define Colocation Rate as the average number of tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Our Colocation Rate is an important metric for assessing utilization and capacity on existing towers, as well as potential for future growth. Our Colocation Rate is a key driver of our gross margins and operating margins, as the addition of further tenants to existing towers increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is attractive to our customers as it provides them with shorter deployment times for their equipment compared to new site construction arrangements.

Explanation of key line items in the historical consolidated statements of income

Revenue

          Our revenue is derived from fees paid by our customers for services from our colocation business and its ancillary managed services. The colocation business involves the lease of space on our owned and leased towers, which are shared by various MNOs and other communication service providers. Revenue is generated on towers owned by us, either from initial tenants or colocation tenants from the time when they install equipment on towers. A portion of colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IAS 17 Leasing. A portion of colocation arrangements for the provision of services and energy charges is within the scope of IAS 18 Revenue as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. Non-lease revenues are recognized as services are performed.

Cost of sales

          Cost of sales consists of power generation (including diesel costs), which is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between three and five years, depending on the equipment.

Administrative expenses

          Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets, loss from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Other income

          Other income includes one-off termination fees received from customers, gains from the sale of assets and proceeds from insurance claims.

Finance income and costs

          Finance income consists of interest income from bank deposits and realized and unrealized net foreign exchange gains arising from financing arrangements. Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and realized and unrealized net foreign exchange losses arising from financing arrangements.

Taxation

          Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2% on taxable profits determined on a basis similar to income tax.

          Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2016, in Nigeria and certain other jurisdictions in which have operating losses, deferred tax assets are recognized only to the extent of deferred tax liabilities. This level of recognition is based upon an analysis of the utilization of tax losses according to a five-year projection of future cash flows.

Results of operations

          The table below shows our consolidated results of operations for the years ended December 31, 2015 and 2016, as well as the six months ended June 30, 2016 and 2017.

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ thousands)
Revenue	726,743	905,605	474,516	541,450
Cost of sales	(570,578)	(685,920)	(350,111)	(384,356)

Administrative expenses	(253,270)	(267,259)	(153,547)	(75,083)
Other income	4,407	55,217	54,205	1,594

Operating profit/(loss)	(92,698)	7,643	25,063	83,605
Finance income	40,286	78,048	30,700	116,250
Finance costs	(410,210)	(1,202,718)	(909,702)	(114,658)

Profit/(loss) before income tax	(462,622)	(1,117,027)	(853,939)	85,197
Income tax (expense) / benefit	(41,454)	176,278	268,357	(14,218)

Profit/(loss)	(504,076)	(940,749)	(585,582)	70,979

Comparison of six months ended June 30, 2017 and 2016

Revenue

          Our revenue was $541.5 million for the six months ended June 30, 2017 compared to $474.5 million for the six months ended June 30, 2016. Revenue increased by $66.9 million, or 14.1%, due to organic revenue growth from our existing sites and new site construction, as well as inorganic revenue growth from our newly acquired sites, which was partially offset by non-core foreign exchange impact.

          Revenue increased organically by $167.2 million, or 35.2%, during the six months ended June 30, 2017, as compared to the six months ended June 30, 2016. This growth was primarily due to (i) the price impact of CPI escalation mechanisms applied in most of our contracts, as well as foreign exchange reset mechanisms, largely in Nigeria where the use fees of the three main MNOs reset compensating for the June 2016 devaluation, (ii) the impact from 2,028 new colocation tenants and 6,010 new lease amendments and (iii) the impact of 916 new towers constructed. This increase was partially offset by the discount on the decommissioning and consolidation of 297 sites, as well as the churn of 476 tenants, including the churn of 308 Visafone tenants following the acquisition of Visafone by MTN Nigeria.

          Revenue increased inorganically by $28.0 million, or 5.9%, for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, due to the acquisition of 925 towers in the HTN Towers Acquisition in June 2016.

          The $167.2 million organic increase in revenue and $28.0 million inorganic increase in revenue were partially offset by non-core foreign exchange impact of $(128.2) million over the same period mainly in Nigeria from the Naira devaluation in June 2016.

Cost of Sales

          Our cost of sales was $384.4 million for the six months ended June 30, 2017 compared to $350.1 million for the six months ended June 30, 2016. Cost of sales increased by $34.2 million, or 9.8%, primarily due to a net increase of 587 sites in our portfolio. Power generation costs decreased by $13.7 million as a result of diesel consumption savings and a decrease in diesel prices, which was partially offset by our organic growth of 2,028 colocation tenants and 6,010 new lease amendments. Power generation represented 26.2% of cost of sales for the six months ended June 30, 2017, compared to 32.7% for the six months ended June 30, 2016. Depreciation and amortization increased by $10.6 million following property, plant and equipment additions during the period. There was also a $30.6 million impairment in property, plant and equipment and related prepaid rent in Nigeria related to decommissioning of 455 sites in the six months ended June 30, 2017, a $7.2 million increase in site regulatory permits and a $6.1 million increase in tower repairs and maintenance, primarily due to inflation indexation of contracts and outsourcing.

Administrative Expenses

          Our administrative expenses were $75.1 million for the six months ended June 30, 2017 compared to $153.5 million for the six months ended June 30, 2016. Administrative expenses decreased by $78.5 million, or 51.1%, primarily due to a share-based payment expense of $12.5 million for the six months ended June 30, 2017 compared to $90.6 million for the six months ended June 30, 2016.

Other Income

          Other income was $1.6 million for the six months ended June 30, 2017 compared to $54.2 million for the six months ended June 30, 2016. Other income decreased by $52.6 million, or

97.1%, primarily due to the non-recurring Visafone contract termination fees of $51.0 million paid in January 2016.

Net Finance Income/Costs

          Our net finance income was $1.6 million for the six months ended June 30, 2017 compared to $879.0 million in net finance costs for the six months ended June 30, 2016. Net finance costs decreased by $880.6 million, primarily due to a net $803.4 million of foreign exchange loss in the six months ended June 30, 2016 and a net $104.6 million of foreign exchange gains in the six months ended June 30, 2017. Exchange losses from financing primarily arose on the retranslation of U.S. dollar denominated loans held by our subsidiaries where the functional currency is the subsidiary's local currency. The largest impact was driven by U.S. dollar denominated commercial debt and loans held by our Nigerian subsidiaries. Collectively, they held $2,213 million and $2,492 million in principal amount of U.S. dollar debt at June 30, 2016 and 2017 respectively.

Income Tax

          Our income tax expense was $14.2 million for the six months ended June 30, 2017 compared to $268.4 million of income tax benefit for the six months ended June 30, 2016. Income tax expense increased by $282.6 million, primarily from deferred tax movements. Deferred tax assets of $274.9 million were recognized in the year ended December 31, 2016 following impairment of assets.

Profit/(loss)

          Our profit was $71.0 million for the six months ended June 30, 2017 compared to a loss of $585.6 million for the six months ended June 30, 2016. Profit increased by $656.6 million primarily due to an $880.6 million decrease in net finance costs offset by a $282.6 million increase in income tax expenses.

Segment Results

          Revenue for each of our reportable segments was as follows:

	Six months ended June 30,

	2016	2017	Change

	($ thousands)		($ thousands)%
Nigeria & Southern Africa	391,722	452,631	60,909	15.5%
West & Central Africa	82,794	88,819	6,025	7.3%

Nigeria & Southern Africa

          Revenue for our Nigeria & Southern Africa segment increased by $60.9 million, or 15.5%, to $452.6 million for the six months ended June 30, 2017 compared to $391.7 million for the six months ended June 30, 2016. Revenue increased organically by $158.3 million, or 40.4%, and inorganically by $28.0 million, or 7.1%, which was offset by non-core foreign exchange impact of $(125.4) million, mainly in Nigeria due to the devaluation that occured in June 2016.

West & Central Africa

          Revenue for our West & Central Africa segment increased by $6.0 million, or 7.3%, to $88.8 million for the six months ended June 30, 2017 compared to $82.8 million for the six months ended June 30, 2016. Revenue increased organically by $8.9 million, or 10.7%, which was offset by non-core foreign exchange impact of $(2.9) million.

          Profit/(loss) before income tax for each of our reportable segments was as follows:

	Six months ended June 30,

	2016	2017	Change

	($ thousands)		($ thousands)%
Nigeria & Southern Africa	(753,110)	138,212	891,322	118.4
West & Central Africa	8,449	4,383	(4,066)	(48.1)

Nigeria & Southern Africa

          Our profit before income tax for our Nigeria & Southern Africa segment was $138.2 million for the six months ended June 30, 2017 compared to a loss before income tax of $753.1 million for the six months ended June 30, 2016. Profit before income tax for our Nigeria & Southern Africa segment increased by $891.3 million, or 118.4%, primarily due to a $897.5 million decrease in net finance costs.

West & Central Africa

          Our profit before income tax for our West & Central Africa segment was $4.4 million for the six months ended June 30, 2017 compared to $8.4 million for the six months ended June 30, 2016. Profit before tax for our West & Central Africa segment decreased by $4.1 million, or 48.1%, primarily due to a $5.2 million increase in depreciation and amortization.

          Adjusted EBITDA for each of our reportable segments was as follows:

	Six months ended June 30,

	2016	2017	Change

	($ thousands)		($ thousands)%
Nigeria & Southern Africa	176,652	251,929	75,277	42.6%
West & Central Africa	40,551	42,697	2,146	5.3%

Nigeria & Southern Africa

          Adjusted EBITDA for our Nigeria & Southern Africa segment was $251.9 million for the six months ended June 30, 2017 compared to $176.7 million for the six months ended June 30, 2016. Adjusted EBITDA for our Nigeria & Southern Africa segment increased by $75.3 million, or 42.6%, primarily due to the impact of the revenue growth stated above and power generation cost reduction of $14.3 million.

West & Central Africa

          Adjusted EBITDA for our West & Central Africa segment was $42.7 million for the six months ended June 30, 2017 compared to $40.6 million for the six months ended June 30, 2016. Adjusted EBITDA for our West & Central Africa segment increased by $2.1 million, or 5.3%, primarily due to the impact of the revenue growth stated above partially offset by an increase of tower repairs and maintenance and site regulatory permits of $3.7 million.

Comparison of years ended December 31, 2016 and 2015

Revenue

          Our revenue was $905.6 million for the year ended December 31, 2016 compared to $726.7 million for the year ended December 31, 2015. Revenue increased by $178.9 million, or 24.6%, due to organic revenue growth from our existing sites and new site construction as well as inorganic revenue growth from our newly acquired sites, which was partially offset by non-core foreign exchange impact.

          Revenue increased organically by $186.1 million, or 25.6%, during the year ended December 31, 2016, compared to the year ended December 31, 2015. This growth was primarily due to (i) the price impact of CPI escalation mechanisms applied in most of our contracts in January 2016 or at their anniversary date, as well as foreign exchange reset mechanisms, (ii) the impact from 2,706 new colocation tenants and 4,489 new lease amendments and (iii) the impact from 743 new towers constructed. The increase was partially offset by the discount on the decommissioning and consolidation of 411 sites, as well as the churn of 243 tenants.

          Revenue increased inorganically by $154.6 million, or 21.3%, for the year ended December 31, 2016, compared to the year ended December 31, 2015 due to the acquisition of 925 towers acquired in the HTN Towers Acquisition in June 2016, as well as the full year impact of 2015 acquisitions.

          The $186.1 million organic increase in revenue and $154.6 million inorganic increase in revenue were partially offset by non-core foreign exchange impact of $(161.9) million over the same period, mainly in Nigeria from the Naira devaluation in June 2016.

Cost of Sales

          Our cost of sales was $685.9 million for the year ended December 31, 2016 compared to $570.6 million for the year ended December 31, 2015. Cost of sales increased by $115.3 million, or 20.2%, primarily due to the addition of 1,293 sites to our portfolio. Power generation increased by $17.1 million, primarily as a result of organic growth of 3,788 colocation tenants and 5,095 new lease amendments, partially offset by diesel consumption savings and a decrease in diesel prices. Power generation represented 32.7% of cost of sales for the year ended December 31, 2016 compared to 36.3% for the year ended December 31, 2015. Depreciation and amortization increased by $79.9 million during the period, following property, plant and equipment additions. The cost of site regulatory permits also increased by $5.1 million for the year ended December 31, 2016, compared to the year ended December 31, 2015, following increases in the cost of new permits and increases in site numbers year-on-year.

Administrative Expenses

          Our administrative expenses were $267.3 million for the year ended December 31, 2016 compared to $253.3 million for the year ended December 31, 2015. Administrative expenses increased by $14.0 million, or 5.5%, primarily due to (i) a $21.8 million impairment of withholding tax receivable, (ii) an $8.7 million increase in the allowance for bad and doubtful debts, (iii) a $3.5 million increase in decommissioning provision relating to dormant towers acquired through the HTN Towers Acquisition, (iv) a $4.5 million loss from the disposal of property, plant and equipment, (v) a $7.0 million increase in depreciation and amortization, (vi) a $5.3 million increase in rent and facilities costs and (vii) a $14.2 million increase in staff costs, the latter two driven by growth in the business, partially offset by a $6.0 million reduction in share-based payment expense and a $54.6 million reduction in business combination costs.

Other Income

          Other income was $55.2 million for the year ended December 31, 2016 compared to $4.4 million for the year ended December 31, 2015. Other income increased by $50.8 million, primarily due to Visafone contract termination fees of $51.0 million paid in January 2016.

Net Finance Income/Costs

          Our net finance costs were $1,124.7 million for the year ended December 31, 2016 compared to $369.9 million for the year ended December 31, 2015. Net finance costs increased $754.7 million, or 204.0%, primarily due to a net $912.0 million foreign exchange loss on financing for the year ended December 31, 2016 compared to a net $243.1 million foreign exchange loss for the year ended December 31, 2015. Exchange losses from financing primarily arose on the retranslation of U.S. dollar denominated loans held by our subsidiaries where the functional currency is the subsidiary's local currency. The largest impact was driven by U.S. dollar denominated commercial debt and loans held by our Nigerian subsidiaries. Collectively, they held $2,164 million and $2,362 million in principal amount U.S. dollar debt at December 31, 2015 and 2016 respectively.

Income Tax

          Our income tax benefit was $176.3 million for the year ended December 31, 2016 compared to a $41.5 million income tax expense for the year ended December 31, 2015. Income tax benefit increased by $217.7 million, primarily due to the deferred tax assets recognized in the year ended December 31, 2016, following the impairment of assets, as well as a larger benefit from higher levels of income not subject to tax, due to Pioneer Status, arising in our Nigeria business.

Profit/(loss)

          Our loss was $940.7 million for the year ended December 31, 2016 compared to $504.1 million for the year ended December 31, 2015. Loss increased by $436.7 million, or 86.6%, primarily due to a $754.7 million increase of net finance costs, offset by a $217.7 million increase of income tax gain.

Segment Results

          Revenue for each of our reportable segments was as follows:

	Year ended December 31,

	2015	2016	Change

	($ thousands)		($ thousands)%
Nigeria & Southern Africa	579,929	735,919	155,990	26.9
West & Central Africa	146,814	169,686	22,872	15.6

Nigeria & Southern Africa

          Revenue for our Nigeria & Southern Africa segment increased by $156.0 million, or 26.9%, to $735.9 million for the year ended December 31, 2016, compared to $579.9 million for the year ended December 31, 2015. Revenue increased organically by $162.6 million, or 28.0%, and inorganically by $154.6 million, or 26.7%, which was offset by non-core foreign exchange impact of $(161.2) million, mainly in Nigeria due to the devaluation that occured in June 2016.

West & Central Africa

          Revenue for our West & Central Africa segment increased by $22.9 million, or 15.6%, to $169.7 million for the year ended December 31, 2016, compared to $146.8 million for the year ended December 31, 2015. Revenue increased organically by $23.6 million, or 16.0%, which was offset by non-core foreign exchange impact of $(0.6) million.

          Profit/(loss) before income tax for each of our reportable segments was as follows:

	Year ended December 31,

	2015	2016	Change

	($ thousands)		($ thousands)%
Nigeria & Southern Africa	(262,586)	(961,344)	(698,758)	266.1
West & Central Africa	19,037	12,994	(6,043)	(31.7)

Nigeria & Southern Africa

          Our loss before income tax for our Nigeria & Southern Africa segment was $961.3 million for the year ended December 31, 2016 compared to $262.6 million for the year ended December 31, 2015. Loss before income tax for our Nigeria & Southern Africa segment increased by $698.8 million, or 266.1%, primarily due to a $772.1 million increase in net finance costs.

West & Central Africa

          Our profit before income tax for our West & Central Africa segment was $13.0 million for the year ended December 31, 2016 compared to $19.0 million for the year ended December 31, 2015. Profit before tax for our West & Central Africa segment decreased by $6.0 million, or 31.7%, primarily due to a $26.0 million increase in depreciation and amortization.

          Adjusted EBITDA for each of our reportable segments was as follows:

	Year ended December 31,

	2015	2016	Change

	($ thousands)		($ thousands)%
Nigeria & Southern Africa	230,489	329,597	99,108	43.0
West & Central Africa	67,938	81,743	13,805	20.3

Nigeria & Southern Africa

          Adjusted EBITDA for our Nigeria & Southern Africa segment was $329.6 million for the year ended December 31, 2016 compared to $230.5 million for the year ended December 31, 2015. Adjusted EBITDA for our Nigeria & Southern Africa segment increased by $99.1 million, or 43.0%, primarily due to the impact of revenue growth stated above, partially offset by an increase of power generation costs and site regulatory permits of $33.7 million.

West & Central Africa

          Adjusted EBITDA for our West & Central Africa segment was $81.7 million for the year ended December 31, 2016 compared to $67.9 million for the year ended December 31, 2015. Adjusted EBITDA for our West & Central Africa segment increased by $13.8 million, or 20.3%, primarily due to the impact of revenue growth stated above, partially offset by an increase of power generation costs and site regulatory permits of $4.9 million.

Liquidity and capital resources

Overview

          We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large-scale new site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings from a mixture of local and international banks and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

          As of June 30, 2017, we had $658.1 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $538.1 million and availability under the IHS Revolving Credit Facility (as defined below) of $120.0 million. Our cash and cash equivalents are distributed around the consolidated group, within our operating subsidiaries and held at IHS Holding Limited. Our centralized treasury team supervises our cash management. As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. See "Risk Factors — Risks Relating to our Business — IHS Towers Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any."

          We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the "Risk Factors" section of this prospectus. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all. See "Risk Factors — Risks Relating to our Indebtedness — Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position."

Statements of cash flows

	Year ended December 31,		Six months ended June 30,

	2015 (restated)	2016 (restated)	2016	2017

	($ thousands)
Net cash generated from operating activities	249,510	415,513	302,148	211,288

Net cash used in investing activities	(1,453,277)	(805,882)	(478,438)	(134,443)

Net cash (used in)/generated from financing activities	903,635	349,527	3,079	(15,582)

Net increase/(decrease) in cash and cash equivalents	(300,132)	(40,842)	(173,211)	61,263
Cash and cash equivalents at beginning of the period	967,042	619,326	619,326	476,078
Effect of movements in exchange rates on cash	(47,584)	(102,406)	(88,500)	760

Cash and cash equivalents	619,326	476,078	357,615	538,101

Net cash generated from operating activities

          Net cash generated from operating activities consists of cash received from our customers, payments to suppliers, payments to employees and cash inflows and outflows reflecting receipts and payments of tax.

          Net cash generated from operating activities decreased to $211.3 million in the six months ended June 30, 2017 from $302.1 million in the six months ended June 30, 2016, primarily due to an $119.1 million decrease in working capital, including an increase of $72.2 million in receivables and a decrease of $62.4 million of payables. Net cash generated from operating activities was also impacted by the Visafone exit fee of $50.1 million paid in January 2016 and expiration of pioneer tax status of IHS Nigeria.

          Net cash generated from operating activities increased to $415.5 million in the year ended December 31, 2016 from $249.5 million net cash used in the year ended December 31, 2015, primarily due to a $100.3 million increase of operating profit, partly driven by the exceptional receipt of the Visafone exit fee of $50.1 million and by the overall increase in operating activity.

Net cash used in investing activities

          Net cash used in investing activities consists primarily of our additions of towers and related assets, such as new site construction and replacement or maintenance of power solutions, and our purchase and lease of land. Included within investing activities is the net cash consideration for the purchase of the 555 towers from 9mobile in the year ended December 31, 2015.

          Net cash used in investing activities decreased to $134.4 million in the six months ended June 30, 2017 from $478.4 million in the six months ended June 30, 2016, primarily due to business combination consideration of $219.7 million for the six months ended June 30, 2016, and a decrease in amounts spent on property, plant and equipment of $187.2 million mainly due to lower refurbishment capital expenditures as our significant Nigerian power equipment upgrade program nears completion.

          Net cash used in investing activities decreased to $805.9 million in the year ended December 31, 2016, from $1,453.3 million in the year ended December 31, 2015, primarily due to business combination consideration of $219.7 million related to the acquisition of 925 towers in the HTN Towers Acquisition in the year ended December 31, 2016, compared to $796.4 million related to the acquisitions of Airtel Zambia's 949 towers and Airtel Rwanda's 200 towers, the acquisition of an additional 555 towers from 9Mobile and tranche two of the MTN Acquisition comprising 4,696 towers in the year ended December 31, 2015.

Net cash generated from/(used in) financing activities

          Net cash from/(used in) financing activities consists primarily of net inflows from debt drawn down and interest payments on debt.

          Net cash used in financing activities decreased to $15.6 million in the six months ended June 30, 2017, from net cash generated from financing activities of $3.1 million in the six months ended June 30, 2016, primarily due to a $27.0 million increase in interest paid including on the Notes and $20.4 million of margins deposited at the contracting bank for non-deliverable forward contracts entered into to manage Naira to U.S. dollar devaluation risk, offset by a $31.6 million increase in loans received.

          Net cash generated from financing activities decreased to $349.5 million in the year ended December 31, 2016, from $903.6 million in the year ended December 31, 2015, following lower levels of debt and capital raising in 2016.

Capital expenditure

          Our business operations require ongoing capital expenditure, which we categorize as either non-discretionary capital expenditure or discretionary capital expenditure. Non-discretionary capital expenditure is non-cash flow generating in nature, and consists primarily of maintenance capital expenditure, as well as general corporate capital expenditure, which consists primarily of spending on IT infrastructure.

          Discretionary capital expenditures are those made with respect to activities that we believe exhibit sufficient potential to enhance long-term growth. This includes amounts incurred for the construction of new sites, the addition of colocation tenants and lease amendments, the purchase of land and the decommissioning and rationalization of towers. We include the cost of these items on our balance sheet when we take ownership and/or control of the asset.

          We made payments for capital expenditures of $669.7 million and $597.7 million for the years ended December 31, 2015 and 2016, respectively, and $265.0 million and $137.6 million for the six months ended June 30, 2016 and 2017, respectively. Our future capital expenditures are a function of new site construction, maintenance of sites, augmentation of existing sites to accommodate new tenants and any decommissioning of towers. We expect our 2018 total capital expenditures will be between $              million and $              million.

Contractual obligations and commitments

          The following table summarizes our contractual obligations as of December 31, 2016 ($ in thousands):

Obligation	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Long-term debt obligations(1)	214,658	579,649	1,415,727	709,609	2,919,643
Operating lease obligations	17,138	41,326	31,002	49,572	139,038
Decommissioning and site restoration obligations	—	—	—	50,849	50,849
Purchase commitments(2)	95,400	—	—	—	95,400

Total	327,196	620,975	1,446,729	810,030	3,204,930

(1)
Long-term debt obligations include future interest payments.

(2)
Purchase commitments relate to the supply of property, plant and equipment.

Indebtedness

IHS Holding Revolving Credit Facility

          On August 25, 2016, IHS Holding Limited entered into a revolving credit facility, as amended from time to time, or the IHS Holding Revolving Credit Facility, with Citibank, N.A., London Branch, Goldman Sachs International and Standard Chartered Bank, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent, Citibank N.A. London Branch, as security agent and the financial institutions listed therein as the lenders. The IHS Holding Revolving Credit Facility is denominated in U.S. dollars and is governed by English law. Each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, Tower Infrastructure Company Limited, IHS Towers Netherlands FinCo NG B.V., IHS Netherlands NG2 B.V. and IHS Nigeria Limited are guarantors under the IHS Holding Revolving Credit Facility.

          The interest rate per annum applicable to loans made under the IHS Holding Revolving Credit Facility is equal to LIBOR plus a margin of 3.5% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, fees for utilization and fees to the agents.

          Funds borrowed under the IHS Holding Revolving Credit Facility can be applied towards general corporate purposes including, but not limited to, the financing of (a) new site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

          Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the IHS Holding Revolving Credit Facility by giving three business days' prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the IHS Holding Revolving Credit Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Revolving Credit Facility; and (ii) upon the occurrence of a change of control as defined in the credit agreement governing the IHS Holding Revolving Credit Facility.

          The credit agreement governing the IHS Holding Revolving Credit Facility contains customary information and negative covenants (including, without limitation, a negative pledge, subject to certain agreed exceptions and materiality carve-outs). The IHS Holding Revolving Credit Facility is secured by charges over certain bank collection accounts of IHS Holding Limited. The credit agreement governing the IHS Holding Revolving Credit Facility requires us to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the IHS Holding Revolving Credit Facility contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

          The IHS Holding Revolving Credit Facility will terminate in August 2019. As of June 30, 2017, the IHS Holding Revolving Credit Facility was undrawn and had $120 million in available borrowing capacity.

IHS Netherlands Holdco B.V. Notes

          Our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $800 million of 9.5% Senior Notes due 2021 which are guaranteed by IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Tower Infrastructure Company Limited and IHS Netherlands FinCo NG B.V. The Notes mature on October 27, 2021, pay interest semi-annually and the principal is repayable in full on maturity. At any time prior to October 27, 2018, IHS Netherlands Holdco B.V. may redeem up to 40% of the notes at a redemption price equal to 109.500% of the principal amount of the notes redeemed from cash proceeds of certain equity offerings. In addition, IHS Netherlands Holdco B.V. may redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a "make-whole" premium. On or after October 27, 2018, 2019 and 2020, IHS Netherlands Holdco B.V. may redeem all or a part of the Notes at 104.750%, 102.375% and 100.000%, respectively.

          The indenture governing the Notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

          We used the proceeds from the Notes to repay the $500 million of outstanding indebtedness under our syndicated loan facility at IHS Nigeria and the related interests and fees and $236.9 million of the $250 million 8.375% Senior Guaranteed Notes due 2019 issued by IHS Towers Netherlands FinCo NG B.V. and the related interest and fees.

IHS Towers Netherlands FinCo NG B.V. Notes

          On July 15, 2014, IHS Towers Netherlands FinCo NG B.V. (formerly Helios Towers Finance Netherlands B.V.) issued $250 million of 8.375% Guaranteed Senior Notes due 2019, or the FinCo Notes. The FinCo Notes rank in right of payment at least pari passu with the claims of all IHS Towers Netherlands FinCo NG B.V.'s other present and future unsecured and unsubordinated creditors. The FinCo Notes are guaranteed by IHS Towers NG Limited and Tower Infrastructure Company Limited and the guarantees rank at least pari passu with the claims of all such guarantors' other present and future unsecured and unsubordinated creditors. The FinCo Notes are constituted by, and are subject to and have the benefit of, a trust deed dated July 15, 2014, between IHS Towers Netherlands FinCo NG B.V., as issuer, IHS Towers NG Limited and Tower Infrastructure Company Limited, as guarantors, and Citibank N.A., London Branch, as trustee, as amended or supplemented from time to time, the "FinCo Notes Trust Deed." The FinCo Notes and the FinCo Notes Trust Deed are governed by English law.

          The terms of the FinCo Notes contain customary events of default. On or after July 15, 2017, IHS Towers Netherlands FinCo NG B.V. may redeem the FinCo Notes, in whole or in part, at a redemption price equal to 104.188% (on or after July 15, 2017 but prior to July 15, 2018), 102.094% (on or after July 15, 2019 but prior to July 15, 2019) or 100% (on or after July 15, 2018).

          On October 27, 2016, IHS Netherlands FinCo B.V. redeemed $236.9 million of the existing FinCo Notes. As of June 30, 2017, $13.1 million of FinCo Notes were outstanding.

NGN Credit Facility

          On September 24, 2016, IHS Nigeria entered into a facilities agreement with Ecobank Nigeria Limited, United Bank for Africa PLC and First City Monument Bank Limited with a total commitment of 26.5 billion with an uncommitted option to increase the facility to 46.5 billion, or the NGN Credit Facility. The interest rate per annum applicable to loans made under the NGN Credit Facility is equal to NIBOR plus a margin of 2.50% per annum. The NGN Credit Facility contains customary information and negative covenants and requires IHS Nigeria to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Nigeria maintain specified leverage ratios, interest coverage ratios and debt to contributed capital ratios, each as defined in the NGN Credit Facility. The NGN Credit Facility will expire in October 2021 unless the Notes are fully prepaid or mature, in which case the NGN Credit Facility will also become due for repayment. In February 2017, we received additional commitments to the facility of 6.4 billion from Standard Chartered Bank and fully drew down the amount. As of June 30, 2017, a total of 32.9 billion had been drawn under the NGN Credit Facility.

INT Towers Facility

          On December 6, 2014, INT Towers entered into a facilities agreement, as amended from time to time, with ABSA Bank Limited, Citibank N.A., London Branch, Ecobank Nigeria Limited, FirstRand Bank Limited, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, The Standard Bank of South Africa Limited, Stanbic IBTC Bank PLC, Standard Chartered Bank and United Bank for Africa PLC, with a total commitment equivalent to $800 million, split into a $560 million commitment, or Facility A, and a Naira equivalent of $240 million commitment, or Facility B, collectively the INT Towers Facility. Facility A was issued at an interest rate of 5.25% plus LIBOR, and Facility B was issued at an interest rate of 1.75% plus NIBOR. The INT Towers Facility contains customary information and negative covenants and requires INT Towers to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that INT Towers maintain specified debt to equity ratios, leverage ratios and interest coverage ratios, each as defined in the INT Towers Facility. The INT Towers Facility will expire in December 2021. As of June 30, 2017, a total of $459 million (Facility A) and 31.3 billion (Facility B) had been drawn.

IHS Cameroon S.A. Facility

          On June 30, 2015, IHS Cameroon S.A. entered into a credit agreement with Ecobank Cameroun, Ecobank Congo, Ecobank Gabon, Société Générale Cameroun, Société Générale Congo, Société Générale de Banques en Guinée Equatoriale, Citibank, N.A., London Branch and Standard Chartered Bank, split into one tranche with a total commitment of €43 million, or the IHS Cameroon Euro Tranche, and one tranche with a total commitment of XAF 42 billion, or the IHS Cameroon XAF Tranche, collectively the IHS Cameroon S.A. Facility. The IHS Cameroon Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR, and the IHS Cameroon XAF Tranche was issued at an interest rate of 6.5%. The IHS Cameroon S.A. Facility contains customary information and negative covenants and requires IHS Cameroon S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Cameroon S.A. maintain specified net debt to EBITDA ratios, debt to equity ratios and interest coverage ratios, each as defined in the IHS Cameroon S.A. Facility. The IHS Cameroon S.A. Facility will expire in June 2020. This facility was fully drawn down in 2015.

IHS Côte d'Ivoire S.A. Facility

          On June 30, 2015, IHS Côte d'Ivoire S.A. entered into a credit agreement with Citibank Côte d'Ivoire, Ecobank Côte d'Ivoire, Société Générale de Banques en Côte d'Ivoire, The Standard Bank of South Africa Limited and Standard Chartered Bank, split into one tranche with a total commitment of €29 million, or the IHS Côte d'Ivoire Euro Tranche, and one tranche with a total commitment of XOF 441.3 billion, or the IHS Côte d'Ivoire XOF Tranche, collectively the IHS Côte d'Ivoire S.A. Facility. The IHS Côte d'Ivoire Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR, and the IHS Côte d'Ivoire XOF Tranche was issued at an interest rate of 6%. The IHS Côte d'Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d'Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d'Ivoire S.A. maintain specified net debt to EBITDA ratios, debt to equity ratios and interest coverage ratios, each as defined in the IHS Côte d'Ivoire S.A. Facility. The IHS Côte d'Ivoire S.A. Facility will expire in June 2020. This facility was fully drawn down in 2015.

IHS Zambia Limited Facility

          On March 6, 2014, IHS Zambia Limited entered into a credit agreement with Standard Chartered Bank, BMCE Bank International Plc, Investec Africa Credit Opportunities, certain Investec Credit Opportunities Funds, Federated Project and Trade Finance Core Fund and CDC Group plc, as amended and restated, from time to , including in September 2015, with a total commitment of $120 million or the IHS Zambia Limited Facility. The IHS Zambia Limited Facility was issued at an interest rate of 5.50% plus LIBOR. The IHS Zambia Limited Facility contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios debt to equity ratios, debt to contributed capital ratios and receivables coverage ratios, each as defined in the IHS Zambia Limited Facility. The IHS Zambia Limited Facility will expire in 2021. This facility was fully drawn down in 2015.

IHS Rwanda Limited Facility

          On May 31, 2014, IHS Rwanda Limited entered into a common terms agreement, or the CTA, with IFC, FMO, Access Bank (Rwanda) Ltd, Ecobank Rwanda Limited, Guaranty Trust Bank (Rwanda) Ltd, I&M Bank (Rwanda) Limited and KCB Bank Rwanda, or collectively the Commercial Lenders. Pursuant to the CTA, IHS Rwanda Limited entered into the following credit agreements: a credit agreement with IFC with a total commitment of up to $25 million, or the IFC Facility, a credit agreement with FMO with a total commitment of up to $20 million, or the FMO Facility, and a credit agreement with the Commercial Lenders with a total commitment of up to RWF 13.8 billion, or the RWF Facility, together with the IFC Facility and the FMO Facility, collectively, the IHS Rwanda Limited Facility. As of June 30, 2017, the IHS Rwanda Limited Facility was only partially utilized as follows: $15.7 million was utilized of the IFC Facility, $12.6 million was utilized of the FMO Facility and RWF 8.7 billion was utilized of the RWF Facility. The remainder of the IHS Rwanda Limited Facility was cancelled. The IFC Facility and FMO Facility were issued at an interest rate of 6.5% plus LIBOR, and the RWF Facility was issued at an interest rate of 16.0%. The IHS Rwanda Limited Facility contains customary information and negative covenants and requires IHS Rwanda Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Rwanda Limited maintain specified net debt to EBITDA ratios, prospective debt service coverage ratios and financial debt to contributed capital ratios, each as defined in the CTA governing the IHS Rwanda Limited Facility. The IHS Rwanda Limited Facility will expire in June 2022.

Off-balance sheet arrangements

          We have no off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

          Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange rates, interest rates and counterparty credit risks. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency risks arising from our operations and sources of financing. We do not enter into derivative financial instruments for speculative purposes.

          The following discussion and analysis only addresses our market risk and does not address other financial risks we face in the normal course of business, including credit and liquidity risk. There has been no material change to our market risk in the year ended December 31, 2016. See "Risk Factors — Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities."

Foreign exchange risk

          We operate internationally, predominantly in emerging and Middle Eastern markets, and are exposed to foreign exchange risk as a result. A material change in the value of any such foreign currency could adversely affect our cash flow and results of operations. We are exposed to exchange rate risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured. In managing foreign exchange risk, we aim to reduce the impact of short-term fluctuations on earnings. We have no export sales but we have customers that are either contracted using lease fees quoted in U.S. dollars or other foreign currencies but with foreign exchange indexation. Our significant exposure to currency risk relates to our loan facilities that are mainly in U.S. dollars or euro. We manage foreign exchange rate risk through our revenue contract foreign exchange resets, the use of derivative financial instruments such as currency swaps and forward contracts. We monitor the movement in the currency rates on an ongoing basis.

          During the six months ended June 30, 2017, we had $114.8 million in net foreign exchange gains. Based on foreign exchange rates existing as of June 30, 2017, a 10% appreciation of the Naira compared to the U.S. dollar would have resulted in approximately $320.4 million of net foreign exchange gains during the six months ended June 30, 2017. Conversely, a 10% depreciation of the Naira compared to the U.S. dollar would have resulted in approximately $1.2 million of net foreign exchange gains during the six months ended June 30, 2017.

          During the year ended December 31, 2016, we had a $912.0 million net foreign exchange loss. Based on foreign exchange rates existing as of December 31, 2016, a 10% appreciation of the Naira compared to the U.S. dollar would have resulted in an approximately $785.7 million net foreign exchange loss during the year ended December 31, 2016. Conversely, a 10% depreciation of the Naira compared to the U.S. dollar would have resulted in an approximately $1,015.3 million net foreign exchange loss during the year ended December 31, 2016.

Interest rate risk

          Our main interest rate risk arises from long-term borrowings with variable rates. Our borrowings at variable rate are mainly denominated in U.S. dollars. Our fixed rate borrowings and receivables are carried at amortized cost. They are therefore not subject to interest rate risk as defined by IFRS, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates.

          During the six months ended June 30, 2017, our profit for the period was $71.0 million. If interest rates increased by 1%, our profit for the period would have been approximately $69.4 million during the six months ended June 30, 2017. Conversely, a 1% decrease in interest rates would have resulted in a $1.6 million increase in profit for the period during the six months ended June 30, 2017.

          During the year December 31, 2016, our loss for the year was $940.7 million. If interest rates increased by 1%, our loss for the year would have been approximately $943.0 million during the year ended December 31, 2016. Conversely, a 1% decrease in interest rates would have resulted in a $2.2 million decrease in loss for the year during the year ended December 31, 2016.

          Further information about our financial risk management can be found in Note 4(b)(ii) to the audited consolidated financial statements included elsewhere in this prospectus.

Counterparty Credit Risk

          Counterparty credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. We utilize data and market knowledge to determine the concentration of risk by reference to independent and internal ratings of customers. Risks surrounding counterparty performance could ultimately impact the amount and timing of our cash flow and future profits. We seek to mitigate counterparty credit risk by having a diversified portfolio of counterparties.

Critical accounting policies and significant judgments and estimates

          The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

          Our accounting policies which reflect the most critical judgments, accounting estimates and assumptions include business combinations acquisition accounting, particularly around the valuation of tangible and intangible assets on acquisition, asset impairment testing, share-based payment and warrant obligation valuations and the assessment of control over a subsidiary, INT Towers, where we had an indirect minority shareholding and are discussed in further detail in Note 3 to the audited consolidated financial statements that appear elsewhere in this prospectus.

          For a summary of all of our significant accounting policies, see Note 2 to the audited consolidated financial statements and Note 2 to the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Recent accounting pronouncements

          New standards and interpretations not yet adopted are also disclosed in Note 2.1.2 to the audited consolidated financial statements included elsewhere in this prospectus, and include IFRS 15 Revenue from contracts with customers, IFRS 16 Leases and IFRS 9 Financial instruments.

INDUSTRY

          We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world. We operate in multiple markets throughout Africa and have recently signed but not yet closed an agreement to begin operations in the Middle East. We carefully select our markets based upon several key criteria including macroeconomic trends, telecommunications operators and the landscape and overall environment for wireless communications and infrastructure, which we believe are the core demand drivers for our business.

Macroeconomic Overview

          Several key macroeconomic trends influence the propensity to adopt wireless telecommunication services, and thereby drive the expected long-term demand for telecommunications infrastructure and network capacity. We seek out markets that demonstrate these trends and that we believe will provide long-term growth and appropriate risk-adjusted returns.

          Population Growth:    Our markets exhibit high population growth rates. Today, there are approximately 268 million people in our current markets, including Kuwait, and analysts estimate that number could reach approximately 302 million by 2021. The CAGR of the population in our markets has averaged 2.5% from 2010 to 2016 and the population is forecasted to grow at 2.4% from 2016 to 2021, which exceeds the global average.

          Population Age:    In our markets, including Kuwait, 53 million people are between the ages of 15 and 24. The median age across our markets is approximately 18 years old compared with the global median age of 30 years old. In addition, approximately 15% of the total population in our markets, or approximately 40 million people, is between the ages of 25 to 34. With many "high demand" users, our markets could continue to see increasing voice penetration and strong demand increases for data. This segment represents a key portion of the expanding middle-class, who tend to find wireless telecommunications services to be critical to their day-to-day lives. The increase in total users and demand for quality data services is expected to drive demand for more wireless infrastructure.

          Increasing Urbanization:    Countries with a higher degree of urbanization typically have higher mobile penetration rates, higher ARPU and more rapid deployment of next generation wireless technology and networks, which drive demand for additional telecommunications infrastructure. Many of our markets have urban populations that are approaching or exceed 50% of the total population, while certain of our other markets, such as Rwanda and Zambia, have urbanization levels that are lower, but growing rapidly. The majority of our markets are experiencing increasing urbanization levels, which are expected to contribute to positive socio-economic trends.

          GDP Growth and Wireless Telecommunications as a Core Driver:    The markets in which we operate demonstrate high GDP growth relative to more developed markets. Higher GDP growth generally translates into a larger middle class with higher disposable incomes to consume wireless telecommunications, as compared to when such markets were less developed. Mobile subscribers are expected to continue to use their handsets for increasingly integrated communications, social, entertainment and business applications. In many of our markets, the handset has generally become an increasingly important part of everyday life. More businesses are leveraging the productivity benefits of enhanced telecommunications services and individuals are demanding more and better communications services, which in turn contributes to further GDP growth. The resulting impact on GDP growth has a positive impact on broader economic development and creates steady demand for increased telecommunications infrastructure.

	Nigeria	Zambia	Rwanda	Nigeria & Southern Africa	Côte d'Ivoire	Cameroon	West & Central Africa	Kuwait	Total

2016 Population (millions)	188	16	12	216	24	25	49	4	268
Growth (CAGR '16-'21)	2.4%	2.9%	2.4%	2.5%	1.8%	2.6%	2.2%	1.4%	2.4%
Median Age	18	16	19	18	20	18	19	29	18
Percent urban	49%	41%	30%	47%	55%	55%	55%	98%	49%
2016 Nominal GDP ($ billions)	406	21	8	435	35	29	64	110	610
Growth (CAGR '16-'21)	8.5%	8.3%	6.7%	8.5%	10.4%	6.7%	8.8%	6.6%	8.2%
Credit Rating (S&P / Moody's)	B / B2	B / B3	B / B2		NR / Ba3	B / B2		AA / Aa2
Total Mobile Revenue ($ millions)	$7,085	$407	$177	$7,670	$1,560	$821	$2,381	$2,645	$12,695
Percentage of GDP	1.8%	1.9%	2.2%	1.8%	4.5%	2.8%	3.7%	2.4%	2.1%

Source: Analysys Mason, IMF, IDB, C-GID, National Institute of Statistics Rwanda, World Bank, United Nations, Credit Rating Reports

Note: Totals for Median Age, Percent urban and Mobile Revenue as Percentage of GDP are based on weighted average across markets.

Nigeria

          Nigeria is the most populous country in Africa with the majority of the population concentrated in the southern coastal regions. As of 2016, the total population of Nigeria was 188 million and it is expected to grow at a 2.4% CAGR from 2016 to 2021 to increase to 212 million. Nigeria is estimated to become the third most populous country globally by 2050.

          Nigeria is Africa's largest economy by GDP, which has grown by 1.6% per year from 2010 to 2016. With more than 180 million people, Nigeria is expected to continue to lead growth and development throughout the region and continent. Nigeria remains one of the largest crude oil exporters in Africa and the world and has significant natural gas reserves remaining. In recent years, Nigeria has made strides to diversify its economy away from the oil industry, focusing on manufacturing, agriculture and telecommunications. Total mobile service revenue currently makes up approximately 1.8% of GDP and we believe it will continue to play a key role in the economy going forward.

          Nigeria's favorable demographics are expected to support growth in the telecommunications industry. The population is one of the youngest in the world, with a median age of 18 years. Approximately 34% of the population is between the ages of 15 and 34, and this proportion of the population is expected to remain constant from 2016 to 2027 resulting in a meaningful youth population. Nigeria's rate of urbanization also makes it an attractive market. The World Bank estimates that the urban population in Nigeria increased from 39% in 2005 to 49% in 2016 with an estimated 40% of the population concentrated in 7% of the national territory. Nigeria has a sizable urban population that is concentrated.

          Although growth dipped in 2016, the economy is recovering. The drop in 2016 GDP was largely due to a challenging external environment with lower oil prices and reduced liquidity that impacted both foreign and direct investment. Foreign exchange liquidity is improving and foreign reserves have increased, while the Naira has stabilized and overall liquidity has improved.

          The growth in population, a large youth demographic and increasing levels of urbanization are all characteristics that are expected to support demand for telecommunications infrastructure.

Côte d'Ivoire

          Côte d'Ivoire is currently one of the fastest growing economies in West Africa. Robust historical economic growth has increased Côte d'Ivoire's GDP per capita at a CAGR of 4.1% from 2010 to 2016. GDP per capita is estimated to grow at a 4.5% CAGR from 2016 to 2021. GDP growth is supported by gains in private consumption, foreign investment, the government's pro-business agenda and implementation of public investment projects. We believe that a growing mining sector and growth in manufacturing could also benefit the economy in the future. Strong growth in GDP and GDP per capita could increase personal wealth, which could lead to expansion of the middle class.

          In addition to favorable economic fundamentals, Côte d'Ivoire also has compelling demographics, such as high population growth, a young population and a sizable urban population. The population is estimated to grow 9.1% from 2016 to 2021 to increase from 24 million to 26 million. Currently, close to 18 million, or 74%, of Côte d'Ivoire's population is under the age of 35 and close to 12 million, or 49% of the population, is between the ages of 10 to 34. The portion of the population in this age range is estimated to increase to almost 14 million from 2016 to 2027. In addition, the urban population is 55% of the total population, which represents approximately 13 million people. The combination of increased wealth, a young population and increasing urbanization is expected to drive an increase in demand for data and mobile services, which in turn is expected to drive demand for additional network capacity sites.

          Côte d'Ivoire's currency, the West African CFA Franc, has been pegged to the euro since 1999. The peg has created a stable economic and currency environment for many years. This stability is believed to have attracted foreign investment. Côte d'Ivoire recently returned to the Eurobond market, issuing a Eurobond at a rate of 6.75%. Inflation is forecast to stabilize at a long-term steady state of 2.0% per year.

Cameroon

          Cameroon's GDP per capita grew at an annual rate of 2.3% from 2010 to 2016. This growth is estimated to continue at an average annual rate of 2.2% from 2016 to 2021. Demographic trends in Cameroon are attractive for the telecommunications industry. Cameroon's population was 25 million in 2016 and it is estimated to grow to 28 million by 2021, which represents an average annual growth rate of 2.6%. Cameroon's population is also young with 30% of the population under the age of 10 as of 2016. Cameroon has a growing market with youthful consumers and increasing spending power. People between the ages of 10 and 34, whom are generally considered to be early adopters of new technology, currently comprise 47% of Cameroon's population. We believe a sizable youth population should be favorable to demand for and investment in the mobile communications market.

          Cameroon's stability is supported by its membership in the Economic Community of Central African States, or CEMAC. Within the group, six member states' foreign exchange reserves are pooled at the regional level at the Bank of Central African States, which is designed to provide a buffer against country-specific balance of payments movements. The Bank of Central African States' primary monetary policy objective is to ensure price stability, and secondly to support CEMAC economic policies. It is responsible for conducting monetary and exchange rate policies, managing the members' foreign exchange reserves and issuing the zone's currency. The monetary arrangement for the Central African Franc (CFA) zone mitigates the risks related to substantial exchange rate volatility and helps control inflation. Temporary price spikes in the Central African Franc (CFA) zone are mostly related to commodity price swings and weather-related shifts in agricultural production.

          Cameroon's currency, the CFA Franc, has also benefitted from its peg to the euro. The peg has led to stable inflation rates, which have averaged 2.0% annually over the past five years. Inflation is expected to remain below the CEMAC benchmark of 3.0% annually in the medium-term.

Zambia

          GDP per capita in Zambia grew at a 1.8% CAGR from 2010 to 2016. This was despite a fall in copper prices, which adversely affected the economy between 2014 and 2016. GDP per capita is expected to grow at a CAGR of 1.3% from 2016 to 2021. Annual inflation has declined to single digits and it is expected to stabilize at 6.0% beginning in 2021. Historically, copper mining has been a large part of the economy; however, the government recognizes the need to diversify the economy. Zambia's business environment has improved due to greater access to credit and the enforcement of contracts.

          Zambia's population growth and young population are attractive to the telecommunications industry. Zambia's population is estimated to expand at 2.9% from 2016 to 2021. As of 2016, Zambia had a population of 16 million, which is estimated to increase to 18 million by 2021. A large portion of Zambia's population is very young. With 7.2 million people, or 46% of the population, under the age of 14, Zambia ranks among the youngest countries in the world by median age. Over 40% of Zambia's total population, or 6.5 million people, are located in urban areas. According to Zambia's Central Statistics Office, the level of urbanization is expected to increase. Population growth and changing age demographics are likely to drive further demand for mobile services, which in turn is expected to drive demand for additional network capacity.

Rwanda

          Rwanda has a stable macroeconomic environment with healthy economic growth. Since 2010, GDP per capita has grown steadily and it has increased at a rate of 4.2% per year. Although Rwanda's GDP per capita is slightly lower than our other African markets, it is expected to expand at a more rapid pace, at 4.6% per year from 2016 to 2021. Expanding GDP per capita could result in increased disposable income. While Rwanda has experienced high inflation rates in the past, inflation is expected to stabilize at 5.0% annually.

          Rwanda has a favorable demographic profile, which is characterized by a young and growing population. The population of Rwanda was 12 million in 2016 and it is estimated to grow to 13 million by 2021. The urban population in Rwanda is comprised of close to 30% of the population in 2016. While the urbanization level is lower in Rwanda relative to our other African markets, its population density is attractive to the telecommunications sector. In 2016, the average population density was 458 inhabitants per kilometer squared up from 389 per kilometer squared in 2010. A large portion of the population is young, with 78% of the population, or approximately 9 million people, under the age of 34. Moreover, over 40% of the population of Rwanda is currently under the age of 14.

          We believe that Rwanda offers an attractive market for the telecommunications industry as younger people are typically early technology adopters, whose social interactions and jobs are more likely to be dependent on mobile devices and data.

Kuwait

          Kuwait's GDP per capita is estimated to grow by 2.3% from 2017 to 2021. While growth has slowed in recent years due to large drops in oil prices, increased private consumption continues to be a driver of current and future growth. While Kuwait's economy is largely petroleum-based, it also has a strong financial services sector. Recent initiatives to increase foreign investment are expected to drive growth in the information technology and services sectors. We believe that further investment in these sectors could drive incremental demand for telecommunications.

          Kuwait's literacy rate of approximately 96% provides a skilled labor force and contributes to low unemployment, which was reported to be 2.1% in 2016. Consumers with higher levels of disposable income are typically more able to afford the latest technological devices, demand high levels of service and consume large amounts of data. With high GDP per capita, Kuwait is an attractive market, characterized by high ARPU and a stable communications industry. Kuwait has a population of 4.1 million people, of which 98% are classified as living in urban areas. Kuwait's population between the ages of 10 and 34 comprises 46% of the total population. MNOs and telecommunications infrastructure providers typically view this age group positively as they tend to be early adopters of new technology.

Telecommunications and Towers Industry

Large and Growing Wireless Telecommunications Industry

          Wireless is the main form of telecommunications:    In our markets, wireless services and networks are the primary and preferred method of telecommunications due to a lack of fixed line infrastructure.

          Large addressable market for wireless telecommunications services:    The wireless markets in which we operate are amongst the fastest growing in the world. In aggregate, total mobile revenues in our markets, including Kuwait, were $13 billion as of 2016 with the total number of wireless subscribers estimated to increase from 229 to 339 million and 3G/4G penetration to increase from 34% to 87% from 2016 to 2027. The number of mobile subscribers is expected to increase by 39 million from 2016 to 2021, which at current utilization rates could require approximately 8,000 additional towers, in addition to the additional coverage and capacity already needed in our markets. We believe these growth trends may continue given the favorable macroeconomic and demographic factors mentioned previously.

          Multiple MNOs competing in the market:    Within our markets several MNOs compete, which tends to create healthy competition in the broader telecommunications market. Telecommunications infrastructure providers typically benefit from this dynamic. MNOs are expanding services, especially around data, that could require investment in the latest technologies, as well as more space on towers. Since a large portion of wireless subscribers in our markets are on prepaid packages and more prone to switching service providers, network quality is critical. To compete, MNOs must continually invest in their networks and service offerings. Whether they deploy advanced wireless networks or increase network densification, both should increase demand for telecommunications infrastructure.

Attractive Opportunity for Telecommunications Infrastructure Providers

          Well-established contractual framework between MNOs and telecommunications infrastructure providers:    We believe that the outsourced tower management model is mutually beneficial to MNOs, telecommunications infrastructure providers and ultimately subscribers. MNOs benefit from their agreements with telecommunications infrastructure providers in multiple ways, including reduced operating and capital expenditures. Such outsourcing typically enables MNOs to dedicate more time and resources to enhancing service quality and innovation, customer service and marketing, as well as to realize capital proceeds from their tower disposals. Outsourcing allows telecommunications infrastructure providers to use their specialized focus and relationships with MNOs and suppliers across the value chain to better manage towers.

          Consistent track record of telecommunications infrastructure outsourcing:    As a result of outsourcing benefits and increasing MNO competition, MNOs in Africa have increasingly outsourced their tower ownership to third-party operators, although we believe further outsourcing opportunities remain on the continent. The shift in tower ownership is in its infancy in the Middle East and could provide growth opportunities for tower companies. We believe that this trend is similar to the ones that have played out across Europe and the United States.

          Need for additional telecommunications infrastructure:    Many emerging and some more developed markets are underinvested in telecommunications infrastructure. High demand for new technologies and data services is increasing the utilization on existing towers and driving the demand for new towers. For example, some African wireless networks are supporting nearly two times the number of subscribers per tower site as in the United States. The higher utilization significantly impacts network quality and is unsustainable for lower frequency data networks. Without fixed line broadband alternatives, we believe that more tower capacity could be necessary.

          Favorable regulatory environment for telecommunications infrastructure:    National telecommunications regulators encourage improved capacity and expanded coverage. Growing populations and wireless usage, as well as quality of service and roll-out obligations, requires MNOs to invest in both existing and new communications equipment and tower companies are filling the need to host this equipment. Tower companies play a role in helping implement regulators' policy objectives on improving coverage and mitigating down-time and continue to support their efforts in this regard. Favorable regulation contributes to encouraging investment in new infrastructure and sharing among the MNOs. We believe that the operating model of independent passive telecommunications infrastructure providers such as ourselves is aligned with these aims.

          High barriers to entry:    Significant resources are required to build or buy regional or national tower footprints at our scale in our markets. We have had a first mover advantage in the markets in which we operate as we have completed the first tower-MNO deals in such markets. In addition to building our scale, we have also developed significant operating expertise, which includes a local presence, tower management, site selection, development and acquisition capabilities, experience navigating regulatory processes and management of energy supply contracts. We believe that a combination of all of these factors is critical to effectively compete in our markets.

          The tables below summarize some of the key metrics that demonstrate the expected growth in demand for wireless telecommunications services across our markets as well as broader markets:

	Nigeria	Zambia	Rwanda	Nigeria & Southern Africa	Côte d'Ivoire	Cameroon	West & Central Africa	Kuwait	Total

2016 Wireless Subscribers (millions)	154	12	9	175	27	19	46	8	229
2016 Mobile Penetration	82%	76%	77%	81%	115%	76%	99%	188%	88%
4G Penetration	0%	3%	3%	0%	2%	1%	2%	40%	2%
2016 Smartphone Adoption	32%	15%	13%	30%	18%	18%	18%	60%	28%
Data Usage (GB / user / month)	0.1	0.1	0.1	0.1	0.2	0.1	0.2	1.9	0.2
Voice Usage (Min / SIM / month)	83	70	97	83	71	63	68	61	79
Total towers	33,216	2,950	1,106	37,272	3,389	4,354	7,743	6,010	51,025
Subscribers per tower	4.1	4.4	7.9	4.3	9.7	4.6	7.6	1.2	4.9
IHS Towers	15,469	1,730	797	17,996	2,493	2,239	4,732	1,613	24,341
Percentage of total towers	47%	59%	72%	48%	74%	51%	61%	27%	48%
IHS Towers Position	1	1	1	1	1	1	1	1	1
Percentage of outsourced towers	69%	100%	100%	73%	100%	100%	100%	100%	78%
Market Colocation Rate	1.19x	1.44x	1.74x	1.22x	1.47x	1.21x	1.32x	1.02x	1.24x

Source: Analysys Mason, GSMA Intelligence, TeleGeography

Note: Totals based on weighted average across markets. IHS Towers count as of June 30, 2017; total tower count and Colocation Rate for 2017E.

Nigeria

History and development

          In Nigeria, MNOs have a long history of outsourcing various telecommunications infrastructure needs to independent telecommunications infrastructure providers, including the building of new towers since 2001. Managed Services have been in place since 2006. Shortly thereafter, companies began sharing passive infrastructure and independent tower companies started to provide long-term leased services. In 2011, MNOs started entering into bilateral agreements to colocate on each other's sites. For MNOs, colocation offers a much more cost-effective and faster alternative to building new towers. Independent tower infrastructure operators have met the increasingly large demands of MNOs as they have aggressively pursued new subscribers.

          Between 2014 and 2016, we acquired tower portfolios from 9mobile and MTN Nigeria and Airtel Nigeria, the third largest MNO in Nigeria, sold its towers to AMT.

Market structure and major telecommunications infrastructure providers

          The dynamics of the Nigerian tower operator industry are, for the most part, similar to those of the established U.S. tower industry. MNOs typically prefer to outsource their passive network components because it significantly reduces their capital costs and helps manage their operating costs.

          We own 47% of the total towers in Nigeria and we are the largest telecommunications infrastructure provider in the market.

Overview of the mobile telecommunications market

          The Nigerian mobile industry is the largest market in Africa with 154 million subscribers as of 2016. Mobile telecommunications is the main method of communication, which is widely utilized by Nigerians to access the internet and related wireless applications for social and business needs. The number of mobile subscribers has grown at a 10% CAGR between 2010 and 2016. The wireless industry is also adapting to the increased purchasing power of the Nigerian population, as the growing number of subscribers has contributed to increased demand for smartphones and high-speed data.

          In addition to the underlying population growth, mobile penetration is projected to increase from 82% to 92% from 2016 to 2027. The increase in population and mobile penetration are expected to lead to over 70 million new mobile subscribers by 2027. Currently, the average subscriber to tower ratio is at almost twice the level of the United States and close to three times the level of Europe. We believe MNOs could potentially have to add more than ten thousand new points of presence over the next five years in order to meet the needs of their existing and new customers.

Analysis of the major MNOs

          The mobile telecommunications market in Nigeria has consolidated to around four major MNOs, each with a significant nationwide network, sizeable market share and a long operating track record in Nigeria. The table below provides an overview of the four major MNOs in the Nigerian telecommunications market:

	MTN Nigeria	Glo	Airtel Nigeria	9mobile

Service Launch Date
2G	2001	2003	2001	2008
3G	2008	2008	2009	2011
4G	2016	2016	2017 (planned)	2016
Q3 2017 Subscribers (millions)	50	37	35	17
Q3 2017 Market Share	36%	27%	25%	12%
Geographical Coverage	56%	50%	48%	36%
Credit Rating (S&P / Moody's)(1)	BB+ / Ba1	NR	BBB– / Baa3	NR
2016 Revenue ($ millions)(2)	3,105	1,695	1,401	899

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)    Represents credit rating of parent company.

(2)    2016 Revenue converted to U.S. dollars at average 2016 foreign exchange rate.

Analysis of the tower market

          Analysys Mason estimates that the total number of towers in Nigeria is 33,216, and expected to increase by 13,605 to 46,821 towers by 2027. The current market Colocation Rate in Nigeria is 1.19x and is expected to increase to 1.40x by 2027, an increase of approximately 26,200 tenants. The overall market Colocation Rate in Nigeria is lower than our other markets mostly due to Glo. Glo is expected to continue building its own sites, which will continue to depress the market Colocation Rate. Key drivers of projected growth in towers, include expectations for increased demand from MNOs due to the need to increase coverage and improve quality of service, capacity needs driven by the shift to 3G and 4G and growth in subscribers. All four MNOs are expected to continue their expansion of geographical coverage in the near future. Demand for 3G is expected to increase rapidly until 3G traffic is overtaken by 4G. Geographical 3G coverage in 2027 is assumed to be 65%, which is as wide as the current level of 2G coverage. Rollout of 4G is expected to continue at a rapid pace through the projection period, driven both by capacity and coverage requirements. Geographic 4G coverage is assumed to be 65% by 2027. Analysys Mason expects approximately 40,700 3G and 32,800 4G lease amendments to be rolled out in the market by 2022.

          We are the market leader in Nigeria, with 15,469 or 69% of independently owned towers as of June 30, 2017. The next largest independent tower company is AMT, with 4,757 towers. Our area coverage is estimated to be 53%, while AMT's is 44%. We own 47% of total towers in Nigeria.

10,938 towers, or 33% of towers, are owned by MNOs in Nigeria. Of the major MNOs in Nigeria, Glo is the only one that still retains its own tower portfolio.

	2017E	2022E	2027E	10 Year CAGR / Change

Population (millions)	193	217	244	2.4%
Wireless Subscribers (millions)	139	185	226	5.0%
Percentage of Penetration	72%	85%	92%	20%
Towers	33,216	41,253	46,821	13,605
Tenancies	39,381	53,396	65,609	26,228
Market Colocation Rate	1.19x	1.29x	1.40x	0.22x
Subscribers per tower	4.2	4.5	4.8	0.6x

Source: Analysys Mason

Côte d'Ivoire

History and development

          The development of the African Coast to Europe fiber optic cable in 2012 increased competition in the telecommunications market. Shortly after the construction was completed, the first license for 3G mobile services was awarded. Commercial LTE services were first introduced in 2016, which led to more competition and the proliferation of smaller tower operators.

          The lack of ubiquitous fixed-broadband connection led to the rise of wireless services as the primary form of telephone service. The towers industry rose out of this need to support the quickly developing mobile network. MTN Côte d'Ivoire, a leading MNO in Côte d'Ivoire was the first to sell its tower portfolio to us in 2012. Orange Côte d'Ivoire followed in 2013 by outsourcing the management of its tower portfolio.

          The national telecommunications regulator in Côte d'Ivoire launched a new round of SIM registration in September 2017. While this will affect the number of mobile SIMs, no substantial impact is expected on total mobile revenue, mobile traffic or demand for site densification.

Market structure and major telecommunications infrastructure providers

          The telecommunications market in Côte d'Ivoire has recently consolidated. Licenses of Comium, Aircom and GreenN were revoked in May 2016, leaving only three major MNOs, Orange Côte d'Ivoire, MTN Côte d'Ivoire and Moov (owned by Maroc Telecom). A fourth national mobile operating license was granted to Libya-based Libyan Post Telecommunications & Information Technology Company in September 2016. Other players include YooMee and VipNet, which launched fixed wireless access services in 2014 and 2009, respectively.

          We are the only independent telecommunications infrastructure provider in Côte d'Ivoire and we believe we are well positioned to maintain a leading position, while benefitting from the market's expected subscriber increases and network densification needs.

Overview of the mobile telecommunications market

          Similar to other African countries, mobile services are predominant in Côte d'Ivoire's telecommunications market. The majority of all telephones lines in Côte d'Ivoire are mobile phones, and the majority of internet connections are through mobile networks. The launch of 3G and 4G combined with the falling cost of smartphones is believed to have contributed to increases in subscribers. Côte d'Ivoire has experienced several years of low double-digit annual growth in subscribers. The mobile market in Côte d'Ivoire had over 27 million subscribers in 2016 and a mobile penetration rate of 115%. Even with relatively high mobile penetration, there is potential for growth in the market. Increases in 3G, development of 4G, and other advanced services are expected to drive growth.

          The 3G and 4G share of total subscriptions is estimated to reach 89% of total SIMs by 2027. In the short-term 3G traffic is expected to continue growing, forcing MNOs to invest in their 3G network to increase capacity. In the long-term, 4G is expected to become the main mobile technology in Côte d'Ivoire. Investments in 4G infrastructure are expected to be the main drivers for site densification in the longer run. In addition, smartphone adoption, which was 18% as of 2016, is expected to continue growing, almost doubling to 33% by 2022. The increase in the number of smartphones in Côte d'Ivoire is expected to increase data traffic, contributing to increased site densification in capacity-constrained areas.

          From 2018, ARPUs are expected to grow due to favorable economic conditions and the lack of competition from small players that exited the market in 2016. Improvements in ARPUs could have a positive impact on the ability of MNOs to invest in the upgrade and expansion of their networks. Mobile services revenue as a percentage of GDP was 4.5% in 2016. This has increased substantially since 2010, and is expected to continue growing at 4.5% per year from 2016 to 2021 and then at 3.4% until 2027. Data usage in Côte d'Ivoire is higher than it is in other African countries, and is expected to continue accelerating from 69 Petabytes, or PB, per year in 2016 to 170 PB per year in 2021. By 2027, total data traffic is estimated to reach 363 PB per year.

Analysis of the MNOs

          Orange Côte d'Ivoire is the main player in the market in Côte d'Ivoire and was the first to launch 3G. Orange Côte d'Ivoire and MTN Côte d'Ivoire both launched 4G services in 2016, increasing the possibility of more advanced data services and offerings such as mobile money. A strategy that appears to be in place in the market is to drive greater use of 3G and non-voice services, which could increase ARPU. Shifting users towards more data heavy services could increase data demand and needs for faster service speeds. Higher demand is expected to drive growth and could result in expansion of infrastructure to support consumption. Moov recently started advertising its 4G network and is expected to launch an offering. All the MNOs have expanded their subscriber bases in the past couple of years. The table below provides an overview of the three major MNOs in Côte d'Ivoire's telecommunications market:

	Orange Côte d'Ivoire	MTN Côte d'Ivoire	Moov

Service Launch Date
2G	1996	1996	2006
3G	2012	2012	2012
4G	2016	2016	2017
Q3 2017 Subscribers (millions)	14	12	8
Q3 2017 Market Share	41%	35%	23%
Geographical Coverage	83%	80%	66%
Credit Rating (S&P / Moody's)(1)	BBB+ / Baa1	BB+ / Ba1	NR
2016 Revenue ($ millions)(2)	845	471	237

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)    Represents credit rating of parent company.

(2)    2016 Revenue converted to U.S. dollars at average 2016 foreign exchange rate.

Analysis of the tower market

          Analysys Mason estimates that the total number of towers in Côte d'Ivoire is 3,389, and is expected to increase by 2,031 to 5,420 by 2027. The market Colocation Rate in Côte d'Ivoire is 1.47x and is estimated to increase to 1.50x by 2027, an increase of approximately 3,100 tenants. Demand for towers is expected to be driven by increased needs for additional capacity from MNOs in order to expand coverage and support the shift to 3G and 4G technologies. Underlying this demand from MNOs is the growth in subscribers and data usage. Deployment of 3G technology tenancies is forecast to be relatively strong in Côte d'Ivoire. All three MNOs are expected to deploy 3G in capacity-constrained areas in order to increase their coverage in cities. Expansion of 4G is expected to start after 2020, when 4G catches up with 2G and 3G in the densest areas. By the end of 2027, MNOs are expected to add 5,000 more 4G points of service as they continue their efforts to boost their 4G coverage. Analysys Mason expects approximately 5,400 3G and 4,700 4G lease amendments to be rolled out in the market by 2022. In addition, the focus of the Ivorian Telecommunications Regulation Authority (Autorité de Régulation des Télécommunications de Côte d'Ivoire), or ARTCI, on improving quality of service could serve as a key driver for rollout in capacity-constrained areas.

          We own 2,493 towers as of June 30, 2017 and are the only independent tower operator in Côte d'Ivoire. We own 100% of the independently owned towers in the market and 74% of total towers in Côte d'Ivoire. Moov is still building its own sites. However, competition for colocation is currently expected to be limited.

	2017E	2022E	2027E	10 Year CAGR / Change

Population (millions)	24	27	29	1.6%
Wireless Subscribers (millions)	33	34	39	1.8%
Percentage of Penetration	134%	128%	136%	2%
Towers	3,389	4,857	5,420	2,031
Tenancies	4,968	7,034	8,150	3,182
Market Colocation Rate	1.47x	1.45x	1.50x	0.04x
Subscribers per tower	9.7	7.0	7.2	(2.5x )

Source: Analysys Mason

Cameroon

History and development

          The mobile market in Cameroon was historically dominated by MTN Cameroon and Orange Cameroon, until a third mobile license was issued to Viettel in 2012. Viettel was the first MNO to offer 3G services, setting off a wave of competition throughout the industry. MTN Cameroon and Orange Cameroon both launched LTE services in 2015, with Viettel starting LTE trials in 2017. Cameroon Telecommunications, or Camtel, has historically been the main provider of fixed-line telephone services, and is currently planning its buildout of fiber optic infrastructure. Recently, a major expansion program has been put in motion to improve fiber connections with funding from the World Bank and a consortium of private Chinese banks.

          We entered Cameroon in 2012 through the acquisition of MTN Cameroon, and we subsequently signed an MLL contract with Orange Cameroon in 2013.

Market structure and major telecommunications infrastructure providers

          Fixed-line infrastructure is currently sparse in Cameroon, suggesting that there could be potential to increase the availability of services through 3G and 4G. As 3G and 4G services become more widely available and affordable, mobile and data usage is expected to increase.

          We are the only independent telecommunications infrastructure provider in Cameroon with 2,239 towers owned or managed in Cameroon. In general, MNOs tend to benefit from relationships with providers like us as it allows them to focus on improving service quality, expanding their network and reducing costs to drive subscriber growth.

Overview of the mobile telecommunications market

          The government in Cameroon is focused on improving national connectivity in an effort to grow the digital economy. The mobile industry in Cameroon accounts for 2.8% of Cameroon's total GDP. Increased investment in communications infrastructure is expected to be a main pillar in achieving the government's "Cameroon Digital 2020" program. With leading market share, we believe we are well positioned to take part in this growth. Fixed-line penetration in Cameroon is low, which causes mobile communications to be the main source of connectivity. Only .07% of Cameroon's subscribers have access to 3G and 4G connections, which could create an opportunity for growth as the government encourages investment and MNOs try to convert subscribers to higher capacity networks. The recent launch of 3G and 4G services is expected reduce the reliance on older 2G networks. By 2021, 3G and 4G connections are expected to represent 30% and 27% of total connections, respectively. We believe that Cameroon's telecommunications industry stands to benefit from favorable trends such as higher disposable incomes, dynamic mobile markets and progressive regulatory regimes. Cameroon's mobile market had 19 million subscribers in 2016, representing a mobile penetration rate of approximately 80%. The number of subscribers is estimated to grow at an average annual rate of 5.7% to reach 25 million subscribers by 2021.

Analysis of the major MNOs

          Cameroon provides an opportunity for growth as MNOs look to expand coverage. As fixed-line infrastructure is limited, we believe that an increased reliance on improving mobile networks through adoption of 4G could benefit tower companies. 4G connections as a percentage of total connections are estimated to increase from 1.0% in 2016 to 27% in 2021. This should require network densification and communications infrastructure investment.

          Cameroon's telecommunications market has three main MNOs, MTN Cameroon, Orange Cameroon and Nexttel, which is backed by Viettel, Vietnam's largest MNO. Nexttel's entrance to the market in 2014 increased competitive dynamics. A new MNO, YooMee Mobile, also launched in 2014. YooMee Mobile provides mobiles services through state-owned MNO, Camtel.

          Introduced in September 2017, mobile number portability will enable customers to switch providers more easily. This, together with the launch of YooMee Mobile, may contribute to a more competitive market. Increased competition is expected to drive growth in mobile subscriptions, possibly through more competitively priced plans and better service. Orange Cameroon and MTN Cameroon have launched 4G services, and Viettel is expected to launch 4G shortly. In general, MNOs are looking to mobile data services as a way of increasing ARPU, which has historically been declining. The table below provides an overview of the three major MNOs in Cameroon telecommunications market:

	MTN Cameroon	Orange Cameroon	Viettel

Service Launch Date
2G	2000	2000	2014
3G	2015	2015	2014
4G	2015	2015	2017
Q3 2017 Subscribers (millions)	9	7	4
Q3 2017 Market Share	47%	34%	19%
Geographical Coverage	34%	32%	45%
Credit Rating (S&P / Moody's)(1)	BB+ / Ba1	BBB+ / Baa1	NR
2016 Revenue ($ millions)(2)	388	308	123

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)    Represents credit rating of parent company.

(2)    2016 Revenue converted to U.S. dollars at average 2016 foreign exchange rate.

Analysis of the tower market

          Analysys Mason estimates that the total number of towers in Cameroon is 4,354, and is expected to grow by 1,666 to 6,020 towers by 2027. The market Colocation Rate in Cameroon is 1.21x and is estimated to grow to 1.34x by 2027, an increase of approximately 2,800 tenants. Key drivers of increased tower demand include MNOs' need to expand capacity to increase coverage and rollout 3G and 4G in particular. Growth in subscribers and smartphone users are expected to increase data usage, which is likely to contribute to demand for faster and higher quality service. MNOs have already deployed 3G on most of their tenancies with us and 4G is already present across 19% of IHS Cameroon's towers. Analysys Mason expected approximately 5,300 3G and 4,700 4G lease amendments to be rolled out in the market by 2022. The focus of the local regulator on enhancing quality of service in Cameroon could further incentivize the MNOs to densify their mobile networks in capacity-constrained areas.

          We are the only independent tower operator in Cameroon and own 2,239 towers as of June 30, 2017. We own 100% of the independently owned towers in the market and 51% of total towers in Cameroon. Both Orange Cameroon and MTN Cameroon divested their towers to us. Nexttel's towers do not seem open to co-location and are not likely to compete with us for site demand from Orange Cameroon and MTN Cameroon. Nexttel is understood to be deploying towers primarily to support its own mobile operations. Although Nexttel is still building its own sites, competition for colocation is currently expected to be limited. Camtel also owns a limited number of physical sites. We are the only independent tower company with sites spread across Cameroon.

	2017E	2022E	2027E	10 Year CAGR / Change

Population (millions)	25	29	32	2.5%
Wireless Subscribers (millions)	20	26	32	4.7%
Percentage of Penetration	80%	90%	98%	19%
Towers	4,354	5,313	6,020	1,666
Tenancies	5,261	6,742	8,069	2,808
Market Colocation Rate	1.21x	1.27x	1.34x	0.13x
Subscribers per tower	4.6	4.9	5.3	0.7x

Source: Analysys Mason

Zambia

History and development

          International fiber connections established in 2010 helped to develop the first 3G mobile broadband services in 2011 in Zambia. MNOs have since developed reliable 3G networks and continue to invest in LTE-based services. Given that less than 2.0% of households have access to fixed-line telephones, Zambia relies on mobile phone services for basic telephone services and internet access. IHS Zambia was incorporated in 2013 and acquired towers from MTN Zambia. We have since acquired towers from Airtel Zambia.

          In 2012, the regulator, the Zambia Information and Communication Technology Authority, or ZICTA, introduced Mandatory SIM registration. As a result, 2.4 million unregistered SIMs were disconnected from 2012 to 2014, causing a deceleration in the number of SIMs. By 2015, nearly all SIMs had been registered, resulting in more normalized growth rates.

Market structure and major telecommunications infrastructure providers

          We are the only independent telecommunications infrastructure provider in Zambia with a nationwide portfolio of 1,730 owned and managed towers as of June 30, 2017. The government in Zambia is increasing infrastructure spending in an effort to diversify away from its reliance on the copper mining industry. The government has invested in bridging the digital gap between rural and urban areas by erecting towers in economically active rural areas and recently signed a contract with Huawei to build 808 towers in Zambia in an effort to increase voice coverage. We do not believe these towers will pose a significant competitive threat.

          As Zambia's large urban population continues to grow and incomes increase, the buildout of high quality communications infrastructure is expected to be crucial for economic development. Given our market share in Zambia and barriers to entry in the tower infrastructure industry, we believe that we are well-placed to capture a high proportion of future opportunities.

Overview of the mobile telecommunications market

          The Zambian mobile industry had 12 million subscribers as of 2016. With only 31,000, or less than 1.0%, of the Zambian population having access to fixed broadband, mobile communications are the main mode of communication. In addition, 96% of total broadband connections are wireless broadband. Zambia has one of the highest levels of broadband penetration in sub-Saharan Africa due to the high uptake of mobile broadband. The number of mobile subscribers has grown at a CAGR of 14% for the period from 2010 to 2016, increasing from 5.4 to 12 million. This number is predicted to grow at a CAGR of 6.3% to exceed 16 million by 2021.

          Mobile penetration in Zambia is currently 76% and is anticipated to continue growing and reach approximately 100% by 2027.

          Zambia has experienced increasing smartphone adoption. Smartphone penetration is still relatively low, at around 14%, though this is steadily increasing as lower cost devices become readily available. As mobile penetration and smartphone adoption in Zambia increase, MNOs could require ongoing network investment to manage increased data traffic. The improving economic environment, network expansion and smartphone proliferation are likely to continue contributing to demand for telecommunications infrastructure.

          As MNOs' efforts to promote 4G services increase, and to support uptake of 4G, the Zambian government is currently deploying mobile towers to enhance coverage of 4G services. Mobile market revenue has risen significantly: the value in 2016 was almost three times that for 2010 and is estimated to increase close to 6.0% per year from 2016 to 2027.

          Data traffic is estimated to increase rapidly between 2016 and 2027, driven by higher speeds and 4G coverage. Data traffic per SIM is estimated to increase from 83 MB per month in 2016 to 744 MB per month in 2027, representing a compounded annual growth rate of close to 22%.

Analysis of the major MNOs

          The mobile telecommunications market in Zambia has three major MNOs, each with sizeable market share and a growing subscriber base. MTN Zambia and Airtel Zambia are the two leaders in Zambia. Zamtel, the third player in terms of market share, is owned and operated by the Zambian government. Zamtel is positioned as a budget MNO, and its strategy is driven by cheaper plans and data packages. The government has an RFP to assign service and network licenses enabling the entry of a fourth MNO. We believe this could provide an upside to tower colocation opportunities and could positively impact demand for new sites. Airtel Zambia provides the most extensive 2G and 3G coverage, but it has not rolled out 4G. MTN Zambia has rolled out 4G coverage in several major towns and cities. The table below provides an overview of the three major MNOs in the Zambian telecommunications market:

	MTN Zambia	Airtel Zambia	Zamtel

Service Launch Date
3G	2011	2012	2012
4G	2014	2017 (planned)	2014
Q3 2017 Subscribers (millions)	6	5	2
Q3 2017 Market Share	45%	41%	17%
Geographical Coverage	44%	43%	27%
Credit Rating (S&P / Moody's)(1)	BB+ / Ba1	BBB– / Baa3	NR
2016 Revenue ($ millions)(2)	170	202	36

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)    Represents credit rating of parent company.

(2)    2016 Revenue converted to U.S. dollars at average 2016 foreign exchange rate.

Analysis of the tower market

          Analysys Mason estimates that the total number of towers in Zambia is 2,950, and is expected to grow by 1,936 to 4,886. The market Colocation Rate in Zambia is 1.44x and is expected to decrease to 1.41x by 2027, representing an increase of approximately 2,600 tenants. Growth in towers is driven by increased capacity needs from MNOs to meet the demands from growth in subscribers and smartphones. More subscribers and smartphones are expected to drive data demand, thereby increasing needs for additional tower capacity and faster service from 3G and 4G technologies. All three MNOs are expected to continue expanding in urban areas. 4G rollout is expected to be the main driver behind deployment in capacity constrained areas. 4G rollout in capacity-constrained areas could be driven by the need for a denser 4G coverage layer in order to improve the quality of service. Analysys Mason expects approximately 3,800 3G and 3,100 4G lease amendments to be rolled out in the market by 2022. A more extensive rollout in rural areas is expected in the long term, supported by the construction of new towers in rural areas by ZICTA in 2017 through 2020. ZICTA has partnered with Huawei for the construction of the towers.

          We own 1,730 towers as of June 30, 2017 and are the only independent tower operator in Zambia. We own 100% of the independently owned towers in the market and 59% of total towers in Zambia. We own the majority of physical sites in Zambia. Both MTN Zambia and Airtel Zambia divested their tower portfolio to us. Zamtel retains ownership of its sites and is deploying 808 new towers on behalf of ZICTA. ZICTA's towers are understood to be designed to colocate multiple tenants, whereas Zamtel's sites are most likely not open to colocation. The majority of Zamtel's sites are understood to be light-weight structures that would likely not be ideal to support additional tenancies.

	2017E	2022E	2027E	10 Year CAGR / Change

Population (millions)	16	19	22	2.9%
Wireless Subscribers (millions)	13	17	21	5.1%
Percentage of Penetration	80%	91%	98%	19%
Towers	2,950	4,497	4,886	1,936
Tenancies	4,254	6,325	6,901	2,647
Market Colocation Rate	1.44x	1.41x	1.41x	(0.03x)
Subscribers per tower	4.4	3.8	4.3	(0.0x)

Source: Analysys Mason

Rwanda

History and development

          Rwanda liberalized its mobile sector in 2006 when it granted Tigo Rwanda a license, followed by Airtel Rwanda. Liquid Telecom and MTN Rwanda have both invested in building out fiber networks, which brought an end to Rwanda's total dependence on satellites. 3G mobile services have been rolled out to a large portion of the population, providing MNOs an opportunity to improve ARPU by converting customers to post-paid plans.

          IHS Rwanda was launched in 2013 and acquired towers from MTN Rwanda. We later acquired towers from Airtel Rwanda, added new sites and have created a portfolio of 797 towers in Rwanda.

Market structure and major telecommunications infrastructure providers

          Seeking to move away from its historical dependence on agriculture, the Rwandan government is working to build recognition in industries like information technology services. Rwanda's fixed-broadband penetration rate is low due to limited levels of investment and fixed infrastructure. In order to combat the lack of coverage, the government has been investing in fiber and 4G networks. In 2013, the government created a single wholesale 4G network, which is managed by a public-private partnership called Korea Telecom Rwanda Networks, or KTRN. KTRN was awarded all available 4G spectrum, and other MNOs have access to the 4G network. As of 2016, LTE service is available to 62% of the population. The partnership between KTRN and the government aims to provide LTE network access to 95% of the population by the end of 2017.

          The tower market in Rwanda is well positioned for growth, supported by the government's initiatives to improve connectivity and transform the economy. We are the only independent telecommunications infrastructure provider in Rwanda.

Overview of the mobile telecommunications market

          Government investment is contributing to the expansion of Rwanda's network coverage. Like other lower income countries, most subscribers are on pre-paid plans. As lower device costs contribute to smartphone adoption in Rwanda and the government seeks to expand coverage, MNOs could require ongoing network investment to manage increased data traffic. We are well positioned to take part in this growth.

          Rwanda's mobile industry is anticipated to maintain positive growth, supported by GDP growth and a young, growing population. Due to limited fixed infrastructure, the majority of customers rely on mobile broadband to access internet services and the majority of telephone connections are on mobile networks. Wireless subscriptions as a percentage of total broadband subscriptions are 95% in Rwanda.

          Although subscribers and penetration rates have been weighed down some by challenges in expanding network coverage to Rwanda's large rural population, the number of subscribers has grown and mobile and smartphone penetration is expected to rise in the future. Mobile subscribers more than doubled from 2010 to 2016, increasing from 3.5 to 8.9 million. As of 2016, Rwanda's 8.9 million mobile subscribers represented 77% of the population. Mobile subscribers are expected to reach almost 11 million in 2021, growing at a compounded annual growth rate of 3.7% from 2016 to 2021.

          Smartphone adoption was 13% as of 2016. While this is low relative to other African countries, it is expected to reach 33% in 2022, which is in line with the current level of adoption in Nigeria. Increasing use of smartphones is typically associated with the migration of SIMs from 2G to more advanced technologies such as 3G and 4G and higher consumption of data. The forecast increase in the number of smartphones in Rwanda is, therefore, expected to drive an increase of data traffic and, as a result, greater demand for site densification in capacity-constrained areas.

          Increased demand, competitive dynamics between MNOs, and government investment is expected to drive growth. 4G was commercially launched by all MNOs and uptake is anticipated to increase, and eventually become the leading technology. 3G and 4G adoption is estimated to grow, from 38% of the mobile market in 2016 to over 61% in 2021. Availability of lower cost smartphones is expected to contribute to increases in 3G and 4G.

          Mobile service revenue has increased significantly over the past several years and is expected to continue increasing into the future. Mobile service revenue grew 7.0% from 2010 to 2016 and it is expected to grow at approximately 5.0% per year from 2016 to 2027. Growing 3G traffic could increase MNO's needs for site densification. Data traffic has increased ten-fold from 0.2 PB per year in 2010 to 11 PB per year in 2016. Data traffic is estimated to further accelerate from 2016 to 2027, rising at a rate of 21% to 90 PB per year.

Analysis of the major MNOs

          Rwanda has three major regional MNOs, MTN Rwanda, Tigo Rwanda and Airtel Rwanda, resulting in robust competition. The competitive dynamic, combined with government commitment to support increased coverage to rural populations, is expected to lead MNOs to expand to rural areas, where a large proportion of the population resides. MTN Rwanda and Tigo Rwanda both provide near-ubiquitous coverage of basic mobile services. All MNOs have invested in the expansion of both their 2G and 3G networks, which suggests that coverage could continue increasing.

          Because of Rwanda's single wholesale 4G network, all MNOs have the same 4G coverage. The table below provides an overview of the three major MNOs in the Rwandan telecommunications market:

	MTN Rwanda	Tigo Rwanda	Airtel Rwanda

Service Launch Date
2G	1998	2009	2012
3G	2009	2009	2012
4G	2014	2015	2014
Q3 2017 Subscribers (millions)	4	3	2
Q3 2017 Market Share	42%	39%	19%
Geographical Coverage	99%	91%	52%
Credit Rating (S&P / Moody's)(1)	BB+ / Ba1	NR / Ba1	BBB– / Baa3
2016 Revenue ($ millions)(2)	93	61	23

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.
(2)
2016 Revenue converted to U.S. dollars at average 2016 foreign exchange rate.

Analysis of the tower market

          Analysys Mason estimates that the total number of towers in Rwanda is 1,106, and is expected to grow by 397 to 1,503 towers by 2027. The market Colocation Rate in Rwanda is 1.74x and is expected to expand to 1.77x by 2027, an increase of approximately 750 tenants. The key drivers for tower demand in Rwanda are expansion of coverage by MNOs, the rollout of 3G, and demand from growth in mobile subscribers and smartphones, which are expected to drive increased data usage. Tower operators in Rwanda cannot add 4G to their tenancies given KTRN's exclusivity, but they are expected to invest in 3G expansion. Tower operators are likely to continue deploying 3G in rural areas, which may involve colocation on all 2G sites. By 2027, 46% of points of presence in non-capacity constrained areas are estimated to have 3G. Analysys Mason expects approximately 1,200 3G and 4G lease amendments to be rolled out in the market by 202.

          We own 797 towers as of June 30, 2017 and are the only independent tower operator in Rwanda. We own 100% of the independently owned towers in the market and 72% of total towers in Rwanda. The Rwandan Broadcasting Agency owns a limited number of masts used to broadcast digital terrestrial television signals. We acquired MTN Rwanda's and Airtel Rwanda's tower portfolios in 2014 and 2015, respectively. Tigo Rwanda maintains its own tower portfolio but the number of towers has not increased since January 2014. Tigo Rwanda's towers are not expected to be a significant competitive threat as they are understood to be insufficient to accommodate additional tenants and non-sharable rooftop sites account for a large portion of the portfolio. Vanu, a creator of cellular base stations, is deploying small single-tenancy sites in rural areas. Given the single-tenancy nature of the sites, they are not expected to be a significant competitive threat to us.

	2017E	2022E	2027E	10 Year CAGR / Change

Population (millions)	12	13	15	2.3%
Wireless Subscribers (millions)	9	11	14	4.6%
Percentage of Penetration	74%	85%	92%	18%
Towers	1,106	1,437	1,503	397
Tenancies	1,919	2,531	2,666	747
Market Colocation Rate	1.74	1.76x	1.77x	0.04x
Subscribers per tower	7.9	7.8	9.1	1.2x

  Source: Analysys Mason

Kuwait

History and development

          Kuwait's abundance of natural resources has created a wealthy nation with established, reliable communications infrastructure. Competition has been strong in the mobile communications market since the late 1990s. Zain Kuwait and Ooredoo have a long history of operating in Kuwait, while VIVA entered the market in 2008. The Kuwait Projects Company has been an important investor in the communications market, with a controlling interest in MNO, Ooredoo.

          Given this strong competitive environment with high penetration rates, MNOs are focused on improving network quality and enhancing their subscribers' experience. Specifically, MNOs have shifted focus towards the mobile data market, upgrading networks to support faster download speeds and mobile applications. All MNOs in Kuwait currently offer 4G services.

Market structure and major telecommunications infrastructure providers

          The telecommunications industry in Kuwait closely reflects that of other developed countries like the United States. MNOs have started to replicate the strategy taken by their western counterparts by relinquishing their tower portfolios. We recently signed an agreement to acquire the tower portfolio of Zain Kuwait, Kuwait's largest MNO.

          Growth in the Kuwaiti telecommunications infrastructure market is expected to be driven by acquisitions and network densification, as mobile penetration rates have already reached 188% in 2016. In Kuwait, the majority of towers are owned by MNOs, providing a potential opportunity to acquire and consolidate multiple tower portfolios. Upon completion of the Kuwait Acquisition, our independent tower portfolio in Kuwait will include approximately 1,613 owned and a further 126 managed towers across Kuwait through a controlling investment. With approximately 1,613 towers in Kuwait, we will be the first tower company to enter Kuwait once the acquisition is fully completed. As with our other countries, we may seek to acquire multiple portfolios in Kuwait.

Overview of the mobile telecommunications market

          In Kuwait, close to 40% of the current mobile connections are 4G connections. The percentage is expected to increase to 83% by 2021. The number of mobile subscribers grew at an average annual growth rate of 9.5% for the period from 2010 to 2016. Smartphone adoption is among the highest in the Middle East, at around 60%, reflecting the general trend that consumers from countries with higher GDP per capita are more able to afford smartphones and spend on data. MNOs tend to have high relative ARPU, as customers tend to be early adopters of new technology and are more likely to pay for plans that offer large amounts of data. We believe that as new technology becomes available and carriers are able to increase data speeds, data usage will continue increasing. Total data traffic is expected to grow at a 21% average annual growth rate from 2016 to 2021. This increase in data traffic is expected to be dominated by 4G, with approximately 95% of total data traffic occurring on 4G networks by 2021. We believe that network densification is likely to be important as consumers increase data consumption and select MNOs test potential 5G build out.

Analysis of the major MNOs

          The mobile telecommunications market in Kuwait has three major MNOs, each with sizeable market share and a growing subscriber base. Zain Kuwait has the greatest market share, but competition remains strong with VIVA and Ooredoo close behind. The table below provides an overview of the three major MNOs in the Kuwaiti telecommunications market:

	Zain Kuwait	VIVA	Ooredoo

Service Launch Date
2G	1994	2008	1999
3G	2006	2009	2006
4G	2012	2013	2013
Q2 2017 Subscribers (millions)	3	2	2
Q2 2017 Market Share	37%	31%	32%
Credit Rating (S&P / Moody's)(1)	NR	NR	A– / A2
2016 Revenue ($ millions)(2)	1,075	930	659

  Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.
(2)
2016 Revenue converted to U.S. dollars at average 2016 foreign exchange rate.

Analysis of the tower market

          Analysys Mason estimates that the total number of towers in Kuwait is 6,010, and is expected to increase by 2,234 to 8,244 towers by 2027. The market Colocation Rate in Kuwait is 1.02x and is expected to expand to 1.14x by 2027, an increase of approximately 3,200 tenants. Tower demand in Kuwait is driven by MNOs' continued rollout of 4G technology. The demand for capacity and 4G technology to support faster speed and higher quality service is likely driven by the high level of mobile and smartphone penetration in Kuwait. MNOs in Kuwait are expected to continue rolling out new sites, mostly in capacity constrained areas driven by the need for densification as Kuwait is largely urban. Moving forward, 4G technology is expected to be installed on all non-capacity constrained sites as well, growing from 85% of sites in 2017 to 100% of sites by 2027. Analysys Mason expects approximately 7,800 3G and 7,800 4G lease amendments to be rolled out in the market by 2022.

          On October 10, 2017, we announced that we had entered into an agreement with Zain Kuwait for the sale and leaseback of its tower portfolio. The transaction will, upon completion, result in us acquiring approximately 1,613 of Zain Kuwait's towers and managing 126 towers through a controlling investment. Upon completion, we will be the only independent tower company in Kuwait. We will own 100% of the independently owned towers in the market and 27% of total towers in Kuwait, upon completion. MNOs Ooredoo and Viva maintain ownership of their tower portfolios, and both have been reticent to colocate. Given that MNOs in Kuwait have tended to own their own tower portfolios, colocation has been limited in the past. However, we believe our entrance into the market could present MNOs with an attractive opportunity to engage with and benefit from an independent tower company.

	2017E	2022E	2027E	10 Year CAGR / Change

Population (millions)	4	4	5	1.3%
Wireless Subscribers (millions)	7	7	7	(0.1)%
Percentage of Penetration	170%	161%	148%	(21)%
Towers	6,010	7,378	8,244	2,234
Tenancies	6,158	8,026	9,382	3,224
Market Colocation Rate	1.02x	1.09x	1.14x	0.11x
Subscribers per tower	1.2	1.0	0.9	(0.3x )

  Source: Analysys Mason

BUSINESS

          We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world. We provide critical telecommunications infrastructure to our customers and facilitate mobile communications coverage for over 260 million people, currently across five countries. We are the largest independent tower operator in Africa and EMEA and the third largest independent multinational tower operator globally, in each case by tower count. As of June 30, 2017, we operated 22,728 telecommunication towers across five countries in Africa. We are the largest tower operator in each of our markets and the only tower operator in four of our markets. More recently, we have signed but not yet closed an agreement to acquire approximately 1,613 towers in Kuwait through a controlling investment, which supports our strategy of expanding to geographies that meet our investment criteria.

Largest Independent Tower Companies by Tower Count

Africa Tower Companies	EMEA Tower Companies	Global, Multinational Tower Companies

Source: Company information and TowerXchange

Note: Data as of September 30, 2017.

(1)
Pro forma for acquisition in Kuwait, which we have signed but not yet closed. See "Prospectus Summary — Recent Developments."
(2)
Pro forma for acquisitions in India, Mexico and the United States.
(3)
Pro forma for acquisitions.

          For the year ended December 31, 2016, we generated revenue of $906 million, loss for the year of $941 million and Adjusted EBITDA of $383 million. In 2016, we had a loss margin of 104% and our Adjusted EBITDA Margin was 42%. See "Selected Consolidated Financial and Operating Data" for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure.

          For the year ended December 31, 2016 compared to the year ended December 31, 2015, we realized YoY growth of 25% for revenue, 87% for loss and 38% for Adjusted EBITDA. As of June 30, 2017, our owned and operated tower portfolio supported 34,742 tenants with a combined Colocation Rate of 1.53x.

Revenue ($ millions)	Profit/(Loss) ($ millions) and Profit/(Loss) Margin (%)	Adjusted EBITDA ($ millions) and Adjusted EBITDA Margin (%)

          Our core business is providing shared telecommunications infrastructure services to MNOs and other communications service providers, who in turn provide wireless voice and data services to their end users. We also provide our customers with opportunities to install active equipment on existing towers alongside current tenants, known as colocation, and we provide opportunities for customers to commission the construction of new sites to their specifications. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for towers owned by third parties.

          To support the telecommunications infrastructure needs of our customers, we enter into long-term contracts that provide the framework for our services. MLAs are typically 5 to 15 years in tenor and have historically yielded strong renewal rates. The average remaining length of our existing contracts with our Key Customers, who represented 87% of our tenants as of June 30, 2017, is 9.0 years. Additionally, our Key Customers represented 94% of our revenue for the six months ended June 30, 2017, with aggregate Contracted Tenant Lease Revenue of $9.2 billion as of June 30, 2017.

          Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the six months ended June 30, 2017, the year ended December 31, 2016 and the year ended December 31, 2015, 69%, 69% and 70%, respectively, of our revenues were linked to the U.S. dollar or euro. Foreign currency-linked elements of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d'Ivoire and Cameroon, the MLAs are in local currencies that are "pegged" to the euro.

          Our primary customers are the leading MNOs and other communications service providers in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 14 transactions, building a footprint that currently covers Nigeria, Côte d'Ivoire, Cameroon, Rwanda and Zambia. We are the largest tower operator in each of the countries in which we operate, and are the only independent tower provider in four of our existing markets.

 IHS Towers Overview by Country

				Market Share

Country	Population (millions)	Subscriber Base (millions)	# of IHS Towers	Outsourced Towers	Total Towers	IHS Towers Market Position

Africa
Nigeria	188	154	15,469	69%	47%	#1
Côte d'Ivoire	24	27	2,493	100%	74%	#1
Cameroon	25	19	2,239	100%	51%	#1
Zambia	16	12	1,730	100%	59%	#1
Rwanda	12	9	797	100%	72%	#1

Africa Total	264	221	22,728	77%	50%	#1
Middle East
Kuwait	4	8	1,613	100%	27%	#1

Middle East Total	4	8	1,613	100%	27%	#1
IHS Towers Total	268	229	24,341	78%	48%	#1

  Note: Tower counts as of June 30, 2017. We have signed but not yet closed an agreement to acquire towers in Kuwait. See "Prospectus Summary — Recent Developments."

  Source: Analysys Mason, IDB, C-GID, National Institute of Statistics Rwanda and Company information

          We have historically increased the number of our owned and operated towers through a combination of constructing new sites as well as through acquisitions of tower portfolios from MNOs and an independent tower company. Subsequent to entering new markets, we commence the construction of new sites shortly thereafter. Since our inception, we have completed 14 transactions for more than 19,000 towers and built over 4,000 new sites.

          We offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strength of our market positions in each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:

  •
  a large and scalable platform that provides critical infrastructure to help drive telecommunications activity and broader economic progress;

  •
  long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;

  •
  well-defined expansion strategy designed to enter carefully selected markets with compelling underlying fundamentals; and

  •
  comprehensive commitment towards contributing to the well-being of our communities and environments where we operate.

          Our successful performance is the result of many years of building, acquiring, operating, managing, and owning telecommunications infrastructure. As pioneers of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, a deep bench of operational talent, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted through the following milestones:

  •
  2001: IHS Towers was founded as a builder of telecommunication towers for MNOs in Nigeria; our founders continue to lead the business today.

  •
  2006: Launched our Managed Services operations for MNO-owned towers with services including maintenance, security and power supply.

  •
  2009: Began owning towers and leasing space to MNOs in Nigeria and launched our colocation service operations through which we lease space to MNOs.

  •
  2013: Acquired MTN Côte d'Ivoire's tower portfolio of 911 towers and MTN Cameroon's 818 towers. Additionally completed MLL agreements for Orange Côte d'Ivoire's tower portfolio of 1,191 towers and Orange Cameroon's 819 towers.

  •
  2014: Successfully completed a $2.0 billion equity raise, which was drawn down in 2014 and 2015.

  •
  2014: Entered Zambia and Rwanda through the acquisitions of MTN's tower portfolios of 719 towers in Zambia and 550 towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.

  •
  2014: Executed landmark transactions in Nigeria to acquire a total of 10,966 towers. We acquired 4,154 of these towers from MTN Nigeria in 2014, 2,116 of these towers from 9mobile and completed the acquisition of the balance of 4,696 towers from MTN Nigeria the following year.

  •
  2015: Expanded through the acquisitions of Airtel Zambia's 949 towers and Airtel Rwanda's 200 towers and further expanded in Nigeria through the acquisition of an additional 555 towers from 9mobile.

  •
  2016: Acquired HTN Towers which owned 1,211 towers, the first tower company-to-tower company consolidation transaction in Africa, which further reinforced our leadership in Africa's largest market.

  •
  2016: Issued $800 million of the Notes, the largest African corporate high yield bond single issue offering at the time.

  •
  2017: Announced our intent to further expand our footprint to the Middle East through a controlling investment in Zain Kuwait's approximately 1,613 towers and managing a further 126 towers.

          We believe that the underlying trends in telecommunications will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued colocation, lease amendments, new site construction and acquisition activity. With an average age of our tower portfolio of 3.5 years, based on the date of integration of sites, and a Colocation Rate of 1.53x tenants per tower, we believe that we have a young portfolio with ample capacity to continue growing organically as well as to realize further gains on operating margins from operational efficiencies.

Our Competitive Strengths

          We believe the following strengths have positioned us to generate strong financial returns and growth:

We are a distinct leader in our markets supported by high quality assets.

          Significant Market Scale.    We are the number one tower operator in all of our markets. We have a 69% market share of independently owned or operated sites in Nigeria, which is the largest telecommunications market in Africa, and we are the only independent tower operator in all of our other markets. In the Middle East, we will be the first significant tower company to enter the region and will begin by acquiring approximately 1,613 towers in Kuwait through a controlling investment, upon the closing of the Kuwait Acquisition. As a leader in each of our markets, we benefit from operational efficiencies that help drive financial performance.

          As a leader in each of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each market and have selectively consolidated tenants and towers to reduce costs. We own approximately 50% of all towers (77% of independent towers) in our combined current markets and therefore benefit when MNOs invest in additional coverage and capacity — and have a unique opportunity to increase our revenue per tower as the MNOs upgrade their networks from 2G and 3G to 4G and beyond.

          Substantial and Defensible Market Share.    We believe that in Nigeria we have provided approximately 70% of estimated demand for new site deployments in the market over the two-year period ending June 30, 2017, while we are the only independent tower operator in our other markets. Our market position is backed by long-term contracts that we have a history of successfully maintaining. We continue to provide quality service and take a partnership approach to radio frequency planning. In certain instances, we also benefit from government regulations that restrict towers and masts from being built within a certain radius of each other. These factors underpin the sustainability of our market leadership.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

          Proven business model coupled with recurring revenues and long-term contracts.    Infrastructure and tower sharing allows MNOs to focus on their core business. We offer reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high switching costs and we historically have had a track record of successfully renegotiating and extending our contracts.

          The majority of our revenue comes from MNOs that are subsidiaries of blue chip, multi-country MNOs, which include MTN Group, Orange Group and Bharti Airtel. Many of our customers enjoy the support of their broader organizations and our multi-country partnerships help facilitate strong relationships throughout our markets.

          Structurally favorable unit economics enable us to achieve returns.    The absence of competing infrastructure in the vicinity of our towers helps ensure a strong demand from existing customers and serves as the preferred location for potential new demand. Time to market advantages, cost to build considerations and in some cases regulatory restrictions create natural and high barriers to entry into our markets. Each additional tenant and lease amendment allows us to improve our margins and helps accelerate our payback period on our initial capital investment. We believe that we use reasonable amounts of leverage to further enhance our return on capital invested. When we add additional tenants, we generally incur limited incremental costs and do not provide second tenant discounts.

          We also have the ability to reduce certain of our costs, which are mostly fixed, with the exception of power costs, which are variable. For example, we have achieved, on average, an approximately 50% reduction in diesel consumption per tenant in Nigeria on the more than 8,200 sites where we have deployed hybrid power solutions. With a Colocation Rate of 1.53x across our portfolio, our sites have the capacity to add additional tenants before reaching a similar Colocation Rate as our older tower vintages, which are at 2.0x to 3.0x offering ample room to support future growth.

          We have contractual protections against macroeconomic volatility.    For the six months ended June 30, 2017 and year ended December 31, 2016, 69% and 69%, respectively, of our revenues were linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.

          A large proportion of our MLAs feature inflation protection clauses, ensuring contractual increases to revenue, while the majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. With the exception of the cost of diesel, which is paid in local currency, but linked to the U.S. dollar through the international price of oil, substantially all of our direct and indirect operating expenses are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.

We have an established history of delivering high quality service to our customers.

          Long-Term Relationships with Leading MNOs.    We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, we had uptimes on average of 99.8% and average time to repair below two hours over the six months ended June 30, 2017. Our innovative power availability solutions provide critical support for our customers, particularly in our markets, which lack a robust power grid.

          Our sites are, for most of our clients, the only or the primary tower infrastructure that supports their operations, making us a key long-term partner of our clients. Through these partnerships, we have developed deep ties with our customers' key decision makers.

We have one of the most modern and efficient operational management platforms globally.

          We have differentiated ourselves over time through our advanced network operations centers, bespoke remote monitoring at 55% of sites (with remote monitoring at more sites when including those with third-party network operations centers), site acquisition and maintenance teams, as well as a network of partners in the field of security, power management equipment, site deployment / construction and diesel supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio.

We have a track record of growth through acquiring, executing, consolidating and integrating tower portfolios.

          Since our inception, we have completed 14 transactions for more than 19,000 towers across five countries. These acquisitions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business.

          A key component of our inorganic growth lies in our strategy to develop each of the markets that we enter, in which we successfully execute follow-on, in-market transactions upon entering a new geography in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our clients through our extensive platform.

We have a founder-led, experienced management team with a differentiated operational skillset and track record, supported by committed, seasoned investors.

          Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.    Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have added to our leadership team over the years and together, we have deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions. In addition to a strong executive management team, we have developed a second tier of in-country managers that help run the day-to-day operations, manage local relationships and expand seamlessly into new markets. Our future leaders are already having a meaningful impact in our success.

          We have benefited from the consistent commitment of experienced, long-term investors that actively support our management.    From our inception, we established an investor-friendly framework, focused on corporate governance and have provided a platform that combines the strong fundamentals of the towers business with attractive growth potential. Our global shareholder base has included strategic and financial investors, such as Goldman Sachs, Singapore's GIC, Korea Investment Corporation, Wendel, Emerging Capital Partners, Investec, FMO, AIIM, UBC, MTN Group and the IFC, among others.

          Our governance and control frameworks underpin our dedication to operational best practices.    We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. Since 2011, we have complied with the IFC's Performance Standards. We have also developed an ethical compliance framework aligned with converging best practice methodologies, including by reference to ISO 19600.

Our Strategy

          Since our inception in 2001, we have established a reputation as a leader in the emerging markets telecommunication infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical infrastructure, which also benefits the broader communities in our markets. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:

Increase revenue and improve margins and free cash flows by maximizing the use of our existing network infrastructure and driving organic growth through colocation, lease amendments and new sites

          Our primary strategy is to expand our revenue-generating asset base, and improve utilization on new and existing towers. We have multiple organic and inorganic paths to increase revenue. We aim to drive organic revenue through colocation, lease amendments, contractual lease fee escalations and new site construction. In addition, we believe strong operating leverage and initiatives, such as decommissioning, will help us drive margins and increase free cash flows.

Seek attractive rates of return through disciplined investment

          We intend to continue investing capital at attractive rates of return. We pursue investments in existing markets and have a strong track record of value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. When assessing acquisition opportunities of either tower portfolios or other existing tower companies, in both existing and new markets, we review these opportunities against (i) country attractiveness framework, (ii) strategic importance and (iii) investment appraisal methodologies.

          Within existing markets, we focus on growing our scale advantages by acquiring portfolios, which offer opportunity for operational improvements and potentially decommissioning opportunities, leading to higher returns than comparable investments in organic growth.

          In new markets, we seek either an attractive macroeconomic environment or contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for telecommunications infrastructure services. In part, markets are considered attractive if we believe we can achieve significant scale and even more so if we can leverage relationships with multi-national MNOs with whom we have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to acquisitions to gain first mover advantage where possible, establish a path to leadership and diversify our portfolio by market and by customer. In contrast, we seek to avoid markets which do not offer near-term chances for meaningful scale or that we do not believe have the right fundamental drivers to fuel our growth strategy.

          In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we see the potential for new and related services that will help enhance our value proposition to our customers, reduce their operating costs and help improve their quality of service. We expect to continue to generate cash flows from newly developed service propositions, such as fiber infrastructure services, where we see significant potential in our markets. We will continually consider opportunities to expand our offering beyond the current infrastructure services, which support MNOs in their intention to build 4G and 5G enabled networks of the future, notably with small cells in urban areas and distributed antenna systems. We believe that there are opportunities to expand the types of infrastructure partnerships that we could form with our clients, such as investments in fiber networks, which would fall within our investment criteria, our infrastructure focus and our business model.

Leverage our people and new technology to maintain and enhance our leadership positions while improving our impact on the environment and our communities

          We plan to continue to deliver high levels of performance to our clients in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly leveraging new technology to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions helps reduce our operating costs and is more environmentally friendly. We intend to continue supporting local schools, health clinics and other programs as part of our corporate, sustainability and responsibility program that is focused on helping to improve the communities in which we operate and further contribute to the growth and development of our markets.

Our Tower Portfolio

Size of portfolio

	As of December 31,				As of June 30,

	2013	2014	2015	2016	2017

Towers
Total (Owned & Operated)	5,947	14,640	21,132	22,425	22,728
Acquired in year	4,372	7,424	5,845	925	—
Built in year	673	1,264	796	743	420
Tenants
Total	7,657	18,870	28,772	34,052	34,742
Net colocation additions	609	1,509	2,374	2,494	298

          As of June 30, 2017, we have a portfolio of 20,815 owned towers and 1,913 towers that we operate under MLL agreements totaling 22,728 towers owned and operated. With 34,742 tenants as of June 30, 2017, we had a Colocation Rate of 1.53x. We have historically increased the number of our owned sites through a combination of building new sites, along with the acquisition of site portfolios from MNOs and an independent tower company.

          We provide our customers with opportunities to install active equipment, and receive related services on existing towers alongside current tenants, known as colocation. The Colocation Rate is the average number of tenants per tower that we own or operate across our portfolio at a point in time. The Colocation Rate is an important metric for assessing utilization and capacity on existing towers.

          Our Colocation Rate is an important metric for assessing utilization and capacity on existing towers, as well as potential for future growth. Our Colocation Rate is a key driver of our gross margins and operating margins, as the addition of further tenants to existing towers increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is attractive to our customers as it provides them with shorter deployment times for their equipment compared to new site construction arrangements.

          We review and analyze the performance of our Colocation Rate trends for towers built or acquired in different periods. Our oldest towers have an average Colocation Rate of more than 2.9x, while our more recent portfolios range from 1.01x to 1.39x. Recent acquisitions and consistent new site programs reduce the overall Colocation Rate and make total portfolio comparisons less relevant. However, we believe the relatively low Colocation Rate provides strong growth potential going forward. The table below shows our Colocation Rate, as of June 30, 2017, for towers acquired or built during different periods:

Period	Number of Sites Acquired / Built	Colocation Rate As of June 30,
2009 - 2010	160	2.96x
2011 - 2012	681	1.96x
2013 - 2014	12,597	1.56x
2015	7,174	1.39x
2016	1,067	1.10x
2017	129	1.01x

Total(1)	21,808	1.50x

(1)
Excludes 920 ITNG towers, with a blended Colocation Rate of 2.25x, which were owned and operated by an independent tower company prior to our acquisition of such company in 2016 in the HTN Towers Acquisition.

          The Colocation Rate of our towers is a key indicator of portfolio maturity and operational efficiency. In addition to colocation, we also continue to benefit from lease amendments as our existing tenants roll out new technologies on their existing sites, which includes the deployment of 3G and 4G/LTE technologies. As of June 30, 2017, our customers had deployed over 10,000 lease amendments to towers across our footprint.

Tower Specifications

          Our tower portfolio consists principally of ground-based towers. As of June 30, 2017, 41% of our towers were between 40 and 60 meters in height, 36% of our towers were smaller than 40 meters, with only 7% rooftop sites. We build larger towers when circumstances require, including when towers will be located in valleys or require a greater range of transmission. As of June 30, 2017, 13% of our towers are between 61 and 75 meters, and 3% are taller than 75 meters.

          The following diagram illustrates the standard facilities located on a typical ground-based tower site:

          The antennas, microwave dish and the active equipment inside or outside of the shelter are owned and maintained by the customers, while we own and maintain the passive infrastructure, including the telecommunications mast, the shelter, where relevant, the power system and the site monitoring system. The site land is generally leased from a land owner or purchased by us. See "— Real Property Leases."

          The number of antennae that a tower can accommodate varies depending on the type of tower (self-supporting monopole, guyed or self-supporting lattice), the height of the tower, the nature of the services provided by such antenna and the antenna size and weight. The substantial majority of our towers are self-supporting towers that can support a large number of antennae and therefore enables us to market tower space to a diverse group of MNOs providers and other customers. Ground-based towers can typically accommodate three or more tenants. The key criteria in determining how many tenants the tower can hold is the wind loading capacity of the tower. The capacity of a single tower can be increased by tower strengthening and height extensions and by adding further antenna mounting poles. The structure of the tower can be reinforced and the foundation strengthened to accommodate colocation.

Operations

          Our core business is providing shared telecommunications infrastructure services to MNOs, who in turn provide wireless voice and data services to their end users. We lease space to customers on existing towers alongside current tenants, known as colocation, as well as lease additional space to existing tenants on towers for the installation of additional equipment through lease amendments. We commission new sites for construction to the MNOs' specifications and lease space on those newly built towers. We also provide customers with the required power for their equipment.

Colocation

          Driving colocation is at the core of our business model as additional colocation for existing towers allows us to grow revenues while improving operating margins. We believe that our current tower portfolio and our experience of operating large portfolios of towers, coupled with our strong customer relationships, will help us to capitalize on expected market growth and colocation opportunities.

          A typical colocation process usually involves the following steps:

  •
  New customers typically sign an MLA, which governs our relationship with the customer.

  •
  We work closely with our customers, sharing our updated tower portfolio location details throughout the year, and particularly during the planning phase, to maximize the number of colocation opportunities. We also have radio frequency planning teams that work with customers with regards to the planning and optimization of their networks.

  •
  Upon determining to lease tower space for colocation, the customer delivers a work order requesting us to reserve specific space on a specific tower. Once the work order has been processed and the tower space is ready for integration (typically approximately 30 days), we issue a notification to the customer, who confirms acceptance of the site.

  •
  Under certain of our MLAs, an SLA is then signed for the commissioning of the colocation of each specific tower, incorporating the provisions of the MLA.

  •
  The accrual of lease fees depends on the MLA, and is usually approximately 30 days after notification that the site is ready for integration, or when the tenant installs or activates its equipment.

  •
  Subsequent invoicing depends upon the particular MLA, and in most cases occurs quarterly in advance.

Lease amendments

          In addition to colocation, we drive our revenue and operating margins by leasing additional space or equipment or providing additional power or ancillary services to existing tenants on sites through lease amendments. For example, an existing tenant may choose to deploy an additional technology, such as 3G or 4G/LTE technology at the same site the tenant is leasing, or an existing tenant may seek to connect fiber to the tower, which requires the provision of additional power for that connection.

          Our towers host a variety of customers that utilize different technologies, though active GSM technologies comprise the most prevalent type of technology on our towers to date. Data demands continue to be a key factor in our markets and certain large MNOs have recently announced plans to launch, or have already begun deploying 4G/LTE networks. These technologies require increased density for towers and equipment, increasing the need for additional points of service and amplifying the need for colocation.

          As subscriber density increases, tower operators deploy additional infill sites to deliver further capacity to areas of demand. This densification of the network is driven further by the deployment of 3G and 4G services, which are typically carried over higher frequency spectrum bands. The cell-sizes for these higher frequency bands are much smaller than, for example, a GSM 900 MHz cell, but the capacity that is delivered over a similar area is much higher and can therefore support high subscriber density and deliver higher voice and data traffic. The recent deployment of 3G/4G in lower frequency bands does not negate the need for densification. Rather it allows 3G and 4G coverage to be extended into more rural areas similar to 2G coverage.

New site construction

          We believe that the timely construction and deployment of new sites, including our expertise in site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing new site orders. We have extensive experience, having constructed 4,359 new sites for MNOs since inception. The current construction cost of a new site is on average between $100,000 and $150,000 depending on the market of operation.

          New sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop and wall-mounted towers and cells-on-wheels. These new sites always begin operations with at least a single tenant, with colocation and lease amendments expected at future dates. We seek to construct new sites with optimal additional colocation capacity, and therefore aim to build sites for customers in locations that have the potential to attract other customers. We strive to realize the operating leverage inherent in the tower business by leasing up the new sites with colocation. We aim to construct new sites with the most appropriate power system for that location, which may include hybrid batteries and solar systems. See "— Power and Power Management."

          The entire process from receipt of work order to completion of new site construction typically takes approximately 90 to 120 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.

          A typical new site process, including additional value-added services, involves the following steps:

  •
  A new customer will sign an MLA, or have an existing MLA with the relevant optionality to roll-out new sites, and issue a work order informing our marketing team that it requires a new site in a certain location (usually a location within a 200 meter radius of a precise coordinate, referred to as a search ring).

  •
  Mapping specialists select the most suitable sites based on a number of factors, including (i) the proximity to central coordinates provided by the customer, (ii) appropriate terrain most suited to broadcasting of uninterrupted signals, (iii) in conjunction with our site acquisition teams, which sites provide the most attractive property lease or purchase terms, with a preference for purchasing the land, (iv) which sites have the highest potential to be approved for aviation and environmental permits in the shortest time frame and (v) which sites may be the most viable location for colocation. Final sites selected are submitted to the customer or to our site acquisition department pursuant to the customer's request.

  •
  Once a location is accepted by the customer, we negotiate and enter into either (i) a long-term ground lease pursuant to which we acquire a leasehold interest in the property, (ii) a contract of sale pursuant to which we acquire title to the property, (iii) an easement agreement pursuant to which we acquire an easement over the property, or (iv) an option to purchase or lease the property in the future. Concurrent with the negotiation of appropriate property rights, we obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site (if relevant). The resultant plan is then submitted to the relevant regulatory authority for approval. We also obtain land use permits necessary to commence construction on the site or install equipment on the site.

  •
  Upon the customer's acceptance of the completion of the tower construction, under certain MLAs, a separate SLA is then signed for the commissioning of the individual site, which incorporates the provisions of the MLA.

          The accrual of the lease and maintenance fees generally starts at the time of the customer's acceptance of the completion of the tower construction. Subsequent invoicing depends on the particular MLA but generally commences within 30 days of the customer's acceptance or delivery of the site.

Decommissioning sites

          Historically, we have grown our portfolio through building new sites, along with the acquisition of site portfolios from an independent tower company and MNOs. In connection with the acquisition of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable to do so, we migrate tenants from one tower onto a nearby tower as additional colocation and then decommission the empty site. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption. We aim to continue working with our customers to determine if we can improve our service offerings through further decommissioning.

Site management and maintenance

          We manage and maintain our towers and in certain cases, such as our managed services arrangements, provide maintenance and operations services for towers owned by a third party, through a combination of in-house personnel and third-party contractors. In-house personnel are responsible for oversight and supervision of all aspects of site management and preventative and corrective maintenance, including managing operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of third-party contractors. We engage third-party contractors to provide various services in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel, to certain of our sites. As of June 30, 2017, we had entered outsourcing arrangements for certain services in respect of 59% of our sites.

          For example, we have outsourced power management, refurbishment, operations and maintenance and security functions at some of our sites to third-party contractors. These power management functions include the supply of diesel to certain sites and deployment of alternative power technologies that we configure and design, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Third-party contractors providing material operational services are subject to strict contractual execution targets for both financial and operational performance. By entering into these agreements, we are able to ensure the proper functioning of our sites and fix our costs by setting maximum costs per site (subject to typical inflation escalation) with the third-party contractor providing the services. In addition to supporting our customers' service level agreements, outsourcing to third-party contractors also allows us to budget more effectively.

          Site maintenance and management activities include:

Site monitoring and control

          Our network operations centers are 24-hour fully operational management centers by which our personnel monitor and control the sites from a central location. Remote monitoring systems are deployed to 55% of our sites (with remote monitoring at more sites when including those with third-party network operations centers) and allow us to better monitor, regulate and control site conditions including, among other things, site alternating current, or AC, and direct current, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We further monitor our sites through third-party network operations centers.

          The activities conducted in our network operations centers are designed to ensure that we provide our customers with quality service and uptimes. We have an uptime on average of 99.8% across our tower portfolio for the six months ended June 30, 2017, with an average mean time to repair of below two hours.

Security

          The protection of our sites is key to ensuring the sustainability of our business. We ensure that, where required, our sites are guarded by fencing, security lights, cameras and/or outsourced security guards. We apply rigorous access control policies at the sites and in most cases require pre-approval for site visits. The remote monitoring systems also allow us to track access to restricted areas on the sites.

Power and Power Management

          The reliability of main grid electricity varies considerably across our footprint, which along with the requirements of any one site, determines the most appropriate power system for that site. In countries and areas where there is a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of June 30, 2017, 39% of our sites were powered with solar systems with diesel generators, 35% with only generators, 21% with grid connectivity and back-up generators, with the remaining 5% powered through grid connectivity only or solar power systems only. We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries.

          We continuously evaluate innovative power management technologies and solutions, including more efficient generators, hybrid battery systems and solar systems. In 2016, we began to introduce hybrid power systems, which involve alternating between power storage and power sources, such as solar panels, valve-regulated lead-acid and lithium ion batteries and diesel generators. On certain sites, we have also switched from using 3-phase AC generators to DC generators or single phase generators, which consume less diesel. The power management services provided by our contractors include deploying energy efficient alternative power management solutions. These systems use batteries and solar power systems where relevant, along with traditional generators, to reduce fuel costs and create a more consistent energy supply to increase network uptime for our customers. In Nigeria, for the six months ended June 30, 2017, the deployment of these power management solutions has resulted in, on average, an approximately 50% reduction in diesel consumption per tenant at that site.

Tower Lease Agreements

          We lease space on towers to our customers pursuant to a combination of MLAs, which provide the commercial terms governing the lease of tower space, MLL agreements, through which we operate sites owned by MNOs and lease space to other MNOs, and individual SLAs, where relevant, which act as an appendix to the relevant MLA, and include site-specific terms for each relevant tower.

Master Lease Agreements (not including MLL agreements)

          The MLA is the principal agreement between the customer and us. It governs the ongoing and long-term customer relationship and provides the commercial terms governing the lease of tower space. An MLA typically has an initial term of 5 to 15 years and it will stay in effect until the parties renew or sign a new MLA. When we acquire portfolios of towers, we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if not cancelled upon the stated expiration date. As of June 30, 2017, the average remaining life of our MLAs was 9.0 years. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations, and in certain cases provisions to mitigate foreign exchange risk.

          The table below outlines collectively the typical key contract terms of our MLAs with our key MNO customers in each country in which we operate as of June 30, 2017:

Country	Duration of MLA	Remaining Duration of Initial Term	Extension Option
Nigeria	5 - 15 years	9.5 years	5 years extendable terms
Côte d'Ivoire	10 - 15 years	8.2 years	5 years extendable terms
Cameroon	10 - 15 years	8.4 years	5 years extendable terms
Zambia	10 years	7.4 years	3 - 5 years extendable terms
Rwanda	10 years	7.3 years	3 - 5 years extendable terms

          For the six months ended June 30, 2017, 52% of our revenues were linked to the U.S. dollar and 16% of our revenues were linked to the euro. However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar-linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of three months, six months or a maximum of 12 months. Of our 52% of revenues linked to the U.S. dollar, 25% reset on a quarterly basis, 13% reset on a semi-annual basis and 14% reset on an annual basis. Certain of our other contracts, such as in Côte d'Ivoire and Cameroon, are linked to foreign currencies such as the euro because they are based on local currencies that are "pegged" to such foreign currencies. See also "Risk Factors — Risks Relating to Our Business — We and our customers face foreign exchange risks, which may be material."

          We also benefit from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices. These provisions help us mitigate exposure to volatility in diesel prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. For the six months ended June 30, 2017, 5% of revenue was linked to the cost of diesel through power indexation clauses.

          Except for certain material events of default, our MLAs may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of June 30, 2017, the average remaining life of our MLAs was 9.0 years and only 9% of our site tenancies are due to expire by the end of 2022.

          We expect that our MLAs will generally enjoy a high renewal rate because (i) the locations of many of the towers are critical to the efficient and cost effective operation of the tenants' telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there is often a lack of alternative sites within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of new sites and the relocation of antenna equipment.

MLL Agreements

          In addition to the other types of MLA described above, we operate sites owned by an MNO through MLL agreements. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for us. The site owner reduces its operating costs, eliminates capital expenditures and frees up management time.

          Our MLL agreements typically have a term of 15 years with a five-year renewal period. Each of our current MLL Agreements also grant the tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other tenant on each site. The average remaining duration of our two MLL agreements is 11 years and the total number of tenants on sites operated under MLL agreements is approximately 3,250.

SLAs

          In addition to the MLA, where a customer requests new space for additional colocation or new sites, pursuant to some of our MLAs, we sometimes also enter into one or more SLAs with that customer, which include certain site-specific arrangements. The tenure of an SLA varies depending on the length of the underlying MLA. The material commercial terms will be agreed in the relevant MLA, with the SLA including site-specific terms such as equipment loading.

          Renewals of SLAs are generally linked to the extension of the term of the related MLA.

Lease Fees

          Lease fees for the services we provide are normally invoiced to tenants in advance on a quarterly basis. The average lease fee received from a new tenant is generally fixed for the initial term of the MLA, which generally include an annual inflation-linked escalation, and cover:

  •
  power requirements;

  •
  amount of ground and tower space that the tenants' equipment and specifications require, including the size of the tenant's antenna equipment located on the tower and the ground space necessary for the tenant's electronic and other equipment related to the antenna; and

  •
  site location.

          For certain customers, we also charge lease fees on the basis of the type of technology employed by the customer, which includes a defined amount of space and power as necessary for such technology. In most cases, additional fees may be invoiced if such customers require additional space and/or power in excess of these specifications, subject to the terms of the relevant MLA. In some situations, we also charge lease fees based on the height at which the customer's equipment is located on our tower.

Managed Services

          For sites that we do not own but operate on behalf of another party, such as an MNO, we provide Managed Services. Managed Services include providing all aspects of preventative and corrective maintenance and site management. We provide our customers with Managed Services through a combination of in-house personnel and third-party contractors.

Real Property Leases

          Most of our sites are located on real property that has been leased to us by individual landowners under ground lease agreements. As of June 30, 2017, 90% of our owned sites were on leased property. See "— Properties." Most of our property leases have durations of 3 to 15 years. The table below shows the number of sites we lease and the average lease duration, by country, as of June 30, 2017.

	Number of leases	Average remaining duration

Nigeria	14,089	5.0 years
Côte d'Ivoire	2,471	5.8 years
Cameroon	1,604	5.8 years
Zambia	1,515	7.6 years
Rwanda	668	7.6 years

Total	20,347	5.4 years

          As is typical in the markets in which we operate, ground lease fees are generally paid in advance for a one or five year portion of the overall duration of the lease, with typically pre-agreed lease fees increases of between 15% and 40% for each five or ten year period. Since advance payments for ground lease fees typically represent a substantial rental yield for the landlord, in our experience, ground leases are, in most cases, not difficult to obtain or renew. Since the beginning of 2015, we have had approximately 20 leases that have been terminated by the landlord. If terminated by the landlord, the unearned portion of the rent is typically reimbursed. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of June 30, 2017, we own the land for 8% of our sites.

          Our ground leases are typically renewed between three to six months prior to the expiration date, and we typically begin the renewal process for ground leases approximately three to nine months prior to expiration.

Sales and Marketing

          We aim to generate additional colocation through actively promoting tower sharing in our markets. We offer the largest portfolios in the countries in which we operate and use our experience and expertise to enable our customers to broaden their range of network leasing options. Our sales and marketing team is in regular discussions with customers to identify whether the existing towers can fulfill new tenancy demand, or if the customers may require a new site. In many cases, customers prefer a colocation option due to a faster time-to-market advantage. However, our expertise in site acquisition, construction, and structural and electrical engineering, as well as regulatory compliance, has been a critical component in obtaining and completing new site orders on time and within budget.

          The sales and marketing department is tasked with the following responsibilities:

  (i)
  new business development, focusing on maximizing colocation, lease amendments and new site opportunities based on the customer's roll out plans;

  (ii)
  maintaining business relationships with existing tenants;

  (iii)
  collecting feedback regarding the quality of the service and providing immediate assistance in order to maintain the customer's satisfaction;

  (iv)
  negotiating commercial contracts, including lease fees, with customers on competitive terms and ensuring accurate billing and timely collection; and

  (v)
  processing customers' acceptance of sites and examining the creditworthiness of new customers.

Our Customers

          Our main customers in each country of operations are leading MNOs in that country. In addition, and to a much smaller extent, we lease space on our towers to customers providing wireless broadband and data services, broadcasting companies that use tower infrastructure in the broadcast of television signals, transmission companies that provide transmission connectivity services, and corporates for the provision of enterprise connectivity. See "Risk Factors — Risks Relating to Our Business — A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could adversely affect our business, prospects, financial condition and/or results of operations."

          The following table sets forth our number of tenants per country, as of June 30, 2017.

	As of June 30, 2017

	Number of GSM Tenants	Number of Total Tenants	GSM Percentage of Total

Nigeria	20,532	22,410	92%
Côte d'Ivoire	4,029	4,106	98%
Cameroon	3,307	3,505	94%
Zambia	2,296	3,127	73%
Rwanda	1,277	1,594	80%

Total	31,441	34,742	90%

          As of June 30, 2017, GSM tenants accounted for 90% of our tenant base, with non-GSM tenants accounting for the other 10%. However, given the lower lease fees paid by these non-GSM tenants, for the six months ended June 30, 2017, non-GSM tenants accounted for only 5% of our revenue.

          GSM tenants include our Key Customers, as well as Natcom in Nigeria, Viettel in Cameroon and Moov in Côte d'Ivoire.

Churn

          Churn refers to the loss of tenancies when services provided by us are terminated, a tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a tenant may churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or the customer is acquired or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this tower site is not included in churn. Since the beginning of 2015, we have experienced Churn of approximately 830 tenancies, made up of 1% of opening tenants in 2015, 1% in 2016 and

1% for the six months ended June 30, 2017. The total includes the churn of 308 Visafone tenants in January 2017 for which we received a termination fee in January 2016. Of the 830 tenants that have churned since the beginning of 2015, 345 were GSM tenants.

Competition

          We believe that competition in the tower infrastructure industry in the markets in which we operate and may operate is based, among other things, on tower location, relationships with telecommunications operators, tower quality and height, pricing, ability to offer additional services to tenants and operational performance, as well as the size of a company's site portfolio. We compete, both for new business and for the acquisition of assets, with other global tower companies.

          For example, since 2014, MTN Nigeria, 9mobile and Airtel Nigeria have concluded sale and lease back transactions of their owned site portfolios in Nigeria with us and certain of our competitors. These transactions have led to the emergence of other tower companies, such as AMT in Nigeria, as competitors within our markets. We may also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for colocation. In addition, there may be increased competition in the future from:

  •
  other independent tower companies which operate large site portfolios, such as AMT;

  •
  telecommunications operators which own and lease their own tower portfolios;

  •
  in certain circumstances, owners of alternative site structures, such as building rooftops, outdoor and indoor distributed antenna system networks, billboards and electric transmission towers; and

  •
  OEMs who may increasingly build sites for MNOs in our countries of operation.

          In relation to building new sites, we are typically the only company that is building for our major customers. For further information regarding the competitive landscape of the telecommunications infrastructure industry and related risks, please refer to "Risk Factors — Risks Relating to Our Business — Increased competition in the tower infrastructure industry may adversely affect our business."

Permits and Regulation

Overview

          We are subject to regulatory requirements relating to licensing and registration in the countries in which we operate. The regulations and procedures guiding the operation, location and leasing of telecommunications towers are generally drawn from national, state and local legislation, regulations and administrative consents from the relevant government or governmental authorities in each jurisdiction in which we operate.

          In each relevant jurisdiction, specific consents and/or permits are required to erect and own masts and towers. These consents generally relate to building or construction permits, property or land use permits, environmental permits and aviation clearance permits. Non-compliance with applicable consents and permits may lead to decommissioning orders relating to the sites and/or monetary fines.

          All jurisdictions in which we currently operate have a license or authorization regime to operate a passive telecommunication infrastructure business, which are issued by the relevant national regulator in country.

License to operate

          Each of our entities operates under either a license or authorization issued by the relevant national regulator which regulates our operations:

  •
  Cameroon.  Following recent introduction of a specific licensing regime in 2017, IHS Cameroon has applied for a five-year renewable license from the Telecommunications Regulations Board (Agence de Régulation des Télécommunications).

  •
  Côte d'Ivoire.  While the licensing regime for the passive infrastructure sector is currently in the process of being finalized by the government, IHS Côte d'Ivoire operates under a General Authorization (Autorisation Générale) issued for two years by ARTCI.

  •
  Nigeria.  The Nigerian Communications Commission has issued Infrastructure Sharing and Colocation Services Licenses to each of our operational entities. Each license is granted for a period of 10 years and is renewable at its expiration for a subsequent period of 10 years. The license for IHS Nigeria is due for renewal in June 2018 and we have commenced steps for its renewal.

  •
  Rwanda.  The Rwanda Utilities Regulatory Authority, or RURA, has issued a license to each of our operational entities in Rwanda. These licenses are valid for an initial period of 15 years and each license can be renewed for a subsequent period of five years after the expiration of its initial term.

  •
  Zambia.  ZICTA has issued a Network (National) License to IHS Zambia, which is valid for an initial period of 15 years and can be renewed for subsequent periods of five years after the expiration of its initial term.

Land Use

          In most of the countries in which we operate, a building permit from the relevant public authority, such as the municipality or local district, is sufficient for building a telecommunications tower. In Nigeria, the number of permits, payments and consents relating to land usage tends to be higher in Nigeria, largely due to Nigeria's administrative structure. In Rwanda, RURA operates as the single provider of all relevant permits and grants any relevant building permit relating to sites.

          Consequences for failure to obtain building or construction permits may include a requirement to dismantle a tower which, in some areas, such as Lagos state in Nigeria, may be at the expense of the owner of the tower.

          In addition to the permits and authorizations referred to above, an agreement relating to the right of land usage for each site on which a tower is located is signed. This can take the form of a lease agreement, a concession agreement or title documentation for those sites where we have acquired the underlying land. In some countries, such as Cameroon, Côte d'Ivoire and Nigeria, a lease agreement needs to be registered in certain instances yearly with the relevant authorities. See "— Real Property Leases."

Civil Aviation

          Aviation regulations may apply to the building and operation of towers. While in the majority of cases, aviation regulations provide for a one-off clearance by the respective civil aviation authority prior to the construction of a site located in the vicinity of an airport, the Nigerian Civil Aviation Authority has a broader remit and requires a yearly approval certificate in addition to prior consent before the construction of towers and masts installed within 15 kilometers of any airport, or within the proximity of helicopter pads and their approaches, as well as for those towers and masts above 30 meters in height. The Civil Aviation regulation in our countries of operation typically encompasses an obligation to provide security lighting on towers and/or to paint them a certain color.

Others

          In most of the countries where we operate, zoning restrictions and certain other restrictions may apply to tower construction. Any applicable radius requirements will largely depend on whether the construction is in an urban or rural area, and sometimes on the height of the structure. For example, in Nigeria, towers in excess of 55 meters in height may not be built within a one kilometer radius of where another tower is already located; in Cameroon, the minimum distance required between sites is generally 750 meters in residential areas and two kilometers in non-residential areas; and in Rwanda, the minimum distance required between sites is generally 500 meters in urban areas and one kilometer in rural areas.

          In addition to the main licenses, permits and consents listed above, additional regulations may also apply to certain operations. For example, depending on the location of a site, an Urban Furniture Regulatory Unit consent may be required in Nigeria, which may require a tower to be painted a certain color or to be disguised.

Environmental Regulation

          Our operations are subject to various national, state and local environmental laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes and the siting of our towers. We may be required to obtain permits, pay additional property taxes, comply with regulatory requirements and make certain informational filings related to hazardous substances or devices used to provide power such as batteries, generators and diesel at our sites. See "Risk Factors — We are subject to environmental laws, the compliance with which can be onerous and require material expenditures."

          While no specific environmental authorizations are required to build or operate towers in Cameroon and Côte d'Ivoire, specific regulations and authorizations apply in our other markets. In Rwanda and Zambia, a one-off prior approval from the Environmental and Local Government Authorities (granted by RURA, which is a one-stop authority for the regulatory approval for our activities in Rwanda) and the Zambia Environmental Management Agency, respectively, is required prior to the construction of a site. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site.

Employees

          As of December 31, 2014, 2015, 2016, we had 1,138, 1,719 and 2,136 employees, respectively. As of June 30, 2017, we had 2,020 employees.

          The table below sets out the number of employees, by geography, as of June 30, 2017:

Geography	As of June 30, 2017

Nigeria	1,392
Côte d'Ivoire	171
Cameroon	205
Zambia	106
Rwanda	71
Other	75

Total	2,020

          The table below sets out the number of employees, by category, as of June 30, 2017:

Department	As of June 30, 2017

Finance	164
Technology	1,224
Commercial	33
Legal	64
Human resources	64
Executive	15
Other(1)	456

Total	2,020

(1)
This category represents approximately 150 employees in departments, including communications, reception/administrative staff and corporate sustainability and responsibility as well as community relations. The remaining balance reflects temporary, contracting and consulting staff.

          As of June 30, 2017, we had engaged third-party contractors from over 100 vendors, who performed various functions including in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel, for certain of our sites.

          In Cameroon, we have 34 unionized employees, representing approximately 17% of our staff, while in Côte d'Ivoire, we have 23 unionized employees, who represent approximately 13% of employees. In both countries we are subject to a National Collective Agreement of Trade, however this is issued at a country level and is not specific to us as a company.

Insurance

          We have insurance policies for (i) property damage, business interruption and erection/construction, (ii) political violence, (iii) third-party liability and (iv) directors and officers' liability.

          We maintain an all risks policy for property damage, business interruption and erection/construction. This policy covers against losses that might arise from damage or loss to the tower infrastructure, including earthquakes, wind storms and floods. A political violence policy was also purchased to cover material damage and business interruption caused by terrorist or sabotage acts. We also carry a general third-party liability policy, covering third-party property damage and third-party personal injury where we are found to be legally liable.

          Each of our insurance policies is subject to contractual terms and conditions, limits of indemnity, deductibles and exclusions and therefore we may be prevented from recovering in full for losses or damages that we may suffer.

Properties

          As of June 30, 2017:

  •
  we lease a total of 3,264 meters of office space for our offices across Nigeria, and we own our Lagos office, at Plots 934 and 935 Idejo Street, Victoria Island, Lagos Nigeria;

  •
  we lease a total of 1,850 meters of office space for our offices across Côte d'Ivoire;

  •
  we lease a total of 2,733 meters of office space for our offices across Cameroon;

  •
  we own our main office at Stand 12/1494 Corner Makishi and Mwalule Roads, Northmead Lusaka, Zambia;

  •
  we lease 627 meters of office space for our main office in Kigali, Rwanda; and

  •
  we lease a total of 150 meters of office space for our offices in the United Kingdom.

Legal Proceedings

          We are not currently involved in any material litigation or regulatory actions, the outcome of which would, in our management's judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us.

MANAGEMENT

Executive Officers and Directors

          The following table presents information about each of our executive officers and directors, including their ages as of the date of this prospectus. Unless otherwise stated, the business address for our executive officers and directors is c/o 25 Sackville Street, London W1S 3AX, United Kingdom.

Name	Age	Position
Issam Darwish	46	Chief Executive Officer and Director
Adam Walker	50	Chief Financial Officer

          The following is a brief summary of the business experience of each of our executive officers and directors:

          Issam Darwish is one of our co-founders and he has served as Chief Executive Officer of IHS Towers since our inception in 2001, and as a Director of IHS Towers. Mr. Darwish has over 20 years' experience in the telecommunications industry. Before founding the Company, he served as the Deputy Managing Director of CELIA Motophone Ltd, Nigeria's first GSM operator. Previously, Mr. Darwish was Vice Chairman and Director of projects at Lintel, an international GSM operator, responsible for global project implementation in West Africa and the Middle East. Mr. Darwish also served as Network Manager for Libancell SAL, a Lebanese GSM operator, which is currently known as Touch.

          Adam Walker has served as Chief Financial Officer of IHS Towers since November 2017. Prior to joining the Company, Mr. Walker served as Group Finance Director of GKN plc from February 2014 to November 2017, and held the role of Chief Executive of GKN Land Systems from September 2015 to December 2016. Before then, Mr. Walker served as Group Finance Director of Informa plc from 2008 to 2013 and Group Finance Director of National Express Group plc from 2003 to 2008. Mr. Walker began his career at Deloitte and qualified as a Chartered Accountant in 1988. Mr. Walker has served as a non-executive director of Kier Group plc since January 2016.

Board Composition after This Offering

          Upon consummation of this offering, we will have           directors,            of whom will be independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our issued and outstanding ordinary shares by notice in writing to us. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our issued and outstanding ordinary shares by notice in writing to us. See "Description of Share Capital." Each of our directors holds office until he resigns or is removed from office as discussed above.

Foreign Private Issuer Status

          As a foreign private issuer whose shares will be listed on               , we will have the option to follow certain "home country" corporate governance practices rather than those of             , except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We

intend to rely on this "foreign private issuer exemption" with respect to the following               requirements:

  •
               requires that listed companies have a majority of independent directors unless the company is a "controlled company." We do not intend to have a majority of independent directors for so long as we are a foreign private issuer, even if we cease to be a "controlled company."

  •
  The             requirement that a remuneration committee be comprised solely of independent directors; and

  •
  The             requirement that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors.

          Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on             . We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other                  listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on               , may provide less protection than is accorded to investors under listing requirements applicable to domestic issuers. For more information, see "Risk Factors — Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares — As we are a "foreign private issuer" and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all             corporate governance requirements."

Board Committee Composition

          The Board has established, or will establish prior to the consummation of this offering, an audit committee; a remuneration committee; a nominations committee; and an ethics and compliance committee.

Audit Committee

          The audit committee, which is expected to consist of         ,          and         , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and is considered an "audit committee financial expert" as defined by the SEC. Our board has determined that         ,          and         each satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with         rules.

          Upon the completion of this offering, the audit committee will be responsible for:

  •
  recommending the appointment of the independent auditor to the general meeting of shareholders;

  •
  the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

  •
  pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

  •
  evaluating the independent auditor's qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

  •
  reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

  •
  reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

  •
  approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

          The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Remuneration Committee

          The remuneration committee, which is expected to consist of         ,          and         , will assist the board in determining executive officer remuneration.         will serve as Chairman of the committee. The committee will recommend to the board for determination the remuneration of each of our executive officers. Under SEC and         rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any remuneration from us other than standard director fees. All of our expected remuneration committee members will meet this heightened standard.

          Upon the completion of this offering, the remuneration committee will be responsible for:

  •
  identifying, reviewing and approving corporate goals and objectives relevant to executive officer remuneration;

  •
  analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

  •
  evaluating each executive officer's performance in light of such goals and objectives and determining each executive officer's remuneration based on such evaluation;

  •
  determining any long-term incentive component of each executive officer's remuneration in line with the remuneration policy and reviewing our executive officer remuneration and benefits policies generally; and

  •
  reviewing and assessing risks arising from our remuneration policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominations Committee

          The nominations committee, which is expected to consist of         ,          and         , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. will serve as Chairman of the committee.

          Upon the completion of this offering, the nominations committee will be responsible for:

  •
  drawing up selection criteria and appointment procedures for directors;

  •
  reviewing and evaluating the composition, function and duties of our board;

  •
  reviewing our management succession planning;

  •
  recommending nominees for selection to our board and its corresponding committees;

  •
  making recommendations to the board as to determinations of director independence; and

  •
  leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively.

Ethics and Compliance Committee

          The ethics and compliance committee, which is expected to consist of         ,          and         , will assist our board in monitoring ethical and compliance procedures and processes.         will serve as Chairman of the committee.

          Upon the completion of this offering, the ethics and compliance committee will be responsible for:

  •
  developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board;

  •
  reviewing activities from executive and specialist groups managing ethical and compliance matters;

  •
  approving implementation of ethical and compliance programs;

  •
  reviewing internal communications and training in relation to ethical and compliance policies and procedures;

  •
  reviewing external communication and reporting in respect of ethical and compliance programs; and

  •
  reviewing external developments in relation to ethical and compliance matters.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Duties of Directors and Conflicts of Interest

          Under Cayman Islands law, our directors have a duty to act in good faith and in what they consider to be in our best interests. Our directors are required to exhibit in the performance of their duties both the degree of skill that may reasonably be expected from a subjective perspective determined by reference to each such director's knowledge and experience, and the skill and care objectively to be expected from a person occupying office as a director. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

          Pursuant to our amended and restated articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.

Compensation

          We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for our last full fiscal year, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Director Compensation

          The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for our last full fiscal year was $              million. We do not currently maintain any deferred compensation, bonus or profit-sharing plan for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers and members of our board with respect to our last full fiscal year was $             .

Employment Agreements

          Prior to the consummation of this offering, we intend to enter into new management services agreements with our executive officers. Although the terms of these service agreements have not been finalized, we expect that these agreements will describe the executive officer's position, duties and responsibilities, set forth the executive officer's current compensation and benefits, and provide for severance and post-employment restrictive covenants.

Share Incentive Plans

Long Term Incentive Plan

          We currently maintain a Long Term Incentive Plan, or LTIP, pursuant to which we have granted options to purchase ordinary shares of IHS Holding Limited, to our executive officers and other employees. The LTIP is administered by our board of directors or a committee of our board of directors. The plan administrator selects the individuals who will receive awards under the plan, as well as the award to be granted to each individual, in each case consistent with the terms of the LTIP. Generally, options granted under the LTIP are subject to a vesting schedule set forth in an individual award agreement. We currently expect that, in connection with this offering, all options outstanding under the LTIP will be exercised in connection with this offering and that the LTIP will then terminate. LTIP awards with respect to an aggregate of 25,091,561,328 share options will convert into             ordinary shares upon completion of this offering.

          The following table summarizes the outstanding options granted under the LTIP to our executive officers and members of the board.

Name	Options Awarded over Ordinary Shares	Exercise Price ($/Share)	Date of Grant	Date of Expiration

New Share Incentive Plan

          In connection with this offering, we intend to adopt a new share incentive plan providing for incentive awards with respect to ordinary shares. The terms of this new share incentive plan have not been finalized.

Insurance and Indemnification

          Executive officers and directors have the benefit of indemnification provisions in our amended and restated articles of association. These provisions give executive officers and directors the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties.

          Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

          The following table sets forth information relating to the beneficial ownership of our ordinary shares as of                    , 2017 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering, in each case giving effect to the Reorganization Transactions, for:

  •
  each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

  •
  each of our executive officers and each member of our board of directors; and

  •
  each of our executive officers and our board of directors as a group.

          For further information regarding material transactions between us and principal shareholders, see "Related Party Transactions."

          The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                  , 2017 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

          The percentage of shares beneficially owned before the offering is computed on the basis of                  of our ordinary shares as of         , 2017. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the         of our ordinary shares that the Selling Shareholders are selling in this offering, and assumes no exercise of the option to purchase additional ordinary shares from the underwriters. Ordinary shares that a person has the right to acquire within 60 days of         , 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of             , 2017,                    ordinary shares, representing             % of our outstanding ordinary shares, were held by           U.S. record holders

at such date. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Towers Limited, 25 Sackville Street, London W1S 3AX, United Kingdom.

Shares beneficially owned after the offering

	Shares beneficially owned before the offering			Shares being offered	No exercise of option to purchase additional shares			Full exercise of option to purchase additional shares

Name of beneficial owner	Number	Number		Number	Number	Percent		Number	Percent
5% Shareholders:
Entities affiliated with Wendel(2)			%				%			%
Mobile Telephone Networks (Netherlands) B.V.(2)			%				%			%
Entities affiliated with ECP(3)			%				%			%
Korea Investment Corporation(4)			%				%			%
Warrington Investment PTE Ltd(5)			%				%			%
Executive Officers and Directors:
Issam Darwish			%				%			%
Adam Walker			%				%			%
All executive officers and directors as a group (2 persons)			%				%			%

*
Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.

(1)
Includes (a) shares held by Oranje Nassau Developpement S.A. and (b)          shares held by Africa Telecom Towers S.C.S. The address for each of Oranje Nassau Developpement S.A. and Africa Telecom Towers S.C.S is 5, rue Pierre d'Aspelt L-1142 Luxembourg, Grand Duchy of Luxembourg.

(2)
The address for Mobile Telephone Networks (Netherlands) B.V. is Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.

(3)
Includes (a)          shares held by ECP IHS (Mauritius) Limited. and (b)          shares held by ECPIV-IHS Limited. The address for each of ECP IHS (Mauritius) Limited and ECPIV-IHS Limited is IFS Court Twenty-Eight, Cybercity, Ebene, Mauritius, C/O International Financial Services Limited.

(4)
The address for Korea Investment Corporation is 17F State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul 100-052, Korea.

(5)
Warrington Investment PTE Ltd represents the shareholding of the Government of Singapore Investment Corporation. The address for Warrington Investment PTE Ltd is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

 RELATED PARTY TRANSACTIONS

          The following is a description of related party transactions we have entered into since January 1, 2015 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Relationship with MTN Group

          One of our shareholders, MTN Group is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2019, 2024 and 2029 in Nigeria, March 2023 in Cameroon, April 2023 in Côte d'Ivoire, March 2024 in Zambia and April 2024 in Rwanda. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 47%, 5%, 5%, 2% and 1% of our revenue for the six months ended June 30, 2017, 46%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2016 and 45%, 6%, 5%, 2% and 2% of our revenue for the year ended December 31, 2015 in Nigeria, Cameroon, Côte d'Ivoire, Zambia and Rwanda, respectively.

          As part of the MTN Acquisition, on December 23, 2014, INT Towers received a $90 million loan from MTN Nigeria Towers SPV B.V. on which interest accrues at a rate of 10% per annum. This loan was increased by $85 million on July 1, 2015 with interest accruing also at a rate of 10% per annum. Interest is accrued but not paid on both loan tranches for the first eight years. The interest accruing in the last two years is payable as accrued. Interest accruing over the first eight years is payable with the principal in full in 2024 and 2025 for the first and second tranches, respectively. The carrying value of $282 million and $245 million for the years ended December 31, 2016 and 2015, respectively, represents the value of the loan at amortized cost.

          In July 2015, we completed the second tranche of the MTN Acquisition, comprising the purchase of 4,696 towers for total consideration of $512.3 million, representing our 49% ownership in INT Towers at the time.

          In February 2017, MTN Group exchanged its 51% equity interest in INT Towers for additional shares in us. As a result, MTN Group's economic interest in us increased from 15% in non-voting shares, to an economic interest of approximately 29%, comprising 20% in voting shares and 9% in non-voting shares.

Transactions with Other Related Parties

Registration Rights Agreement

          We intend to enter into a registration rights agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders who combined will hold         % of our ordinary shares after giving effect to this offering, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. The registration rights agreement will also provide for piggyback registration rights.

Intercellular

          Our Chief Executive Officer is a shareholder in Intercellular Nigeria Limited, or INP. IHS Nigeria and INT Towers Limited entered into an infrastructure sharing agreement dated May 4, 2016 with INP pursuant to which INP leases space on IHS Nigeria's sites. The infrastructure sharing agreement was negotiated on an arm's length basis and INP is currently colocating on 128 sites.

INP accounted for 0.05% and 0% of our revenue for the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively.

Agreements with executive officers and directors

          For a description of our agreements with our directors and executive officers, please see "Management — Employment Agreements."

Indemnification agreements

          We intend to enter into indemnification agreements with our executive officers and directors. Our amended and restated articles of association provide for us to indemnify our directors and officers from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's dishonesty, willful default or fraud. See "Management — Insurance and Indemnification" for a description of these indemnification agreements.

Related party transaction policy

          Our board of directors intends to adopt a written related person transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL

          The following is a description of the material terms of our amended and restated memorandum and articles of association as they will be in effect upon the completion of the Reorganization Transactions and this offering. Unless otherwise indicated, all information in this section assumes that the Reorganization Transactions have been completed immediately prior to the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our amended and restated memorandum and articles of association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

          We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law.

          Our register of shareholders will be maintained by Walkers Corporate Services, Walker House, 87 Mary Street, George Town, Grand Cayman, KY 1-9001, Cayman Islands.

          Upon completion of the Reorganization Transactions, our authorized share capital will consist of ordinary shares, par value $0.001 per share. Upon completion of the Reorganization Transactions and this offering, there will be                      ordinary shares issued and outstanding.

Ordinary Shares

General

          All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing our issued and outstanding ordinary shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Holders of our ordinary shares have no preemptive, subscription, redemption or conversion rights.

          Our board of directors may provide for other classes of shares, including series of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares. See "— Variation of rights."

Dividends

          The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our amended and restated memorandum and articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.

Voting rights

          Voting at any shareholders' meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present or voting by proxy. On a show of hands every shareholder present in person or by proxy shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote.

          A quorum required for a meeting of shareholders consists of (a) with respect to any meeting convened to consider or adopt a special resolution, holders with at least two-thirds of the votes eligible to be cast at any such general meeting of the Company and (b) with respect to any meeting to consider or adopt any other resolution or take any other action, holders with at least a majority of the votes eligible to be cast at any such general meeting of the Company. A special resolution will be required for matters such as a certain merger or consolidation transactions, change of name or making changes to our amended and restated memorandum and articles of association, or the voluntary winding up of the Company.

          An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting.

Variation of rights

          The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class cast in a meeting of the holders of the shares of that class, or by the written consent of the holders of not less than two-thirds of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of ordinary shares

          Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors, subject to the applicable restrictions of our amended and restated memorandum and articles of association which will become effective upon the completion of this offering, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

Liquidation

          On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

          The management of our Company is vested in a board of directors. Our amended and restated memorandum and articles of association, which will become effective upon completion of this offering, provide that our board of directors, which must be composed of at least one member, can be appointed and removed and/or replaced by an ordinary resolution of the shareholders or by written notice delivered to the Company from time to time by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting.

          The quorum necessary for any meeting of our board of directors shall consist of at least a majority of the members of our board of directors.

Indemnity of directors and officers

          Our amended and restated memorandum and articles of association provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's dishonesty, willful default or fraud.

Differences in Corporate Law

          Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and similar arrangements

          The Companies Law allows for the merger of two or more companies into either one consolidated company or one or more company(ies) merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see "— Ordinary Shares — Voting Rights" above, and such other authorization, if any, as may be specified in such companies' articles of association. In relation to any merger or consolidation under the Companies Law, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting shareholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the shares. Appraisal rights are ordinarily available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.

          The Companies Law also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by shareholders or creditors who represent a majority in number and 75% in value of each such class of shareholders or creditors who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the scheme, must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the classes properly delineated;

  •
  the arrangement is such that a businessman would reasonably approve; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

          If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a Delaware corporation.

          When a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the shares subject to such offer, the offeror may, within a two-month period following the expiration of the initial four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

Shareholders' suits

          We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);

  •
  the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Fiduciary duties of directors

          Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

          As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act in good faith and in what he considers to be in the best interests of the Company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of his duties both the degree of skill than may reasonably be expected from a subjective perspective determined by reference to his knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the Company.

          Under our amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director's duties remain as described above.

Written consent of shareholders

          Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation.

          Cayman Islands law and our amended and restated memorandum and articles of association provide that shareholders may approve the appointment or removal of directors by way of written resolution signed by or on behalf of shareholders holding a majority of the voting power of our issued and outstanding ordinary shares.

          Cayman Islands law and our amended and restated memorandum and articles of association also provide that shareholders may approve certain other corporate matters that are not the appointment or removal of directors but would require an ordinary resolution or a special resolution by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

          Under Delaware corporate law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

          Under the laws of the Cayman Islands, a shareholder can only put a proposal before the shareholders at any general meeting in respect of any matter requiring a special resolution if it is set out in the notice calling the meeting. There is no right to introduce new business in respect of any matter requiring a special resolution at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings. Under our amended and restated memorandum and articles of association general meetings shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of the company and to exercise at least a majority of the voting power permitted to be exercised at any such meeting, deposited at the office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by such shareholders, and if the directors do not convene such meeting for a date not later than 45 days after the date of such deposit, such shareholders themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the directors, and all reasonable expenses incurred by such shareholders as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

          Under Delaware corporate law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company's articles to have any quorum. See "— Ordinary Shares — Voting Rights."

Cumulative voting

          Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder's voting power with respect to electing such director.

          There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or fewer rights on this issue than shareholders of a Delaware corporation.

Election and removal of directors

          Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.

          Similarly, as permitted by the Companies Law and pursuant to our amended and restated memorandum and articles of association, directors can be appointed and removed and/or replaced by a vote of, or written notice delivered to the Company from time to time by, shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting.

Written consent of directors

          Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. The position under our amended and restated memorandum and articles of association is the same in this regard.

Indemnification of directors and executive officers and limitation of liability

          Cayman Islands law does not limit the extent to which a company's amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors' or officers' dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under Delaware corporate law.

Enforcement of civil liabilities

          The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

  •
  is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

  •
  is final and conclusive;

  •
  is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and

  •
  was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

          As a result of recent English case law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. This area of law is still developing and remains untested in the Cayman Islands.

Anti-money laundering — Cayman Islands

          In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

          We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

          We also reserve the right to refuse to make any distribution payment to a shareholder if our directors or officers suspect or are advised that the payment of such distribution to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

          If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2017 (Law 10 of 2017) if the disclosure relates to criminal conduct or (ii) to a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2017 Revision) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Variation of rights of shares

          Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

          Under Cayman Islands law and our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with either the written consent of the holders of two-thirds of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Sale of assets

          Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company.

          The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Transactions with interested shareholders

          The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years.

          This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

          Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Rights of non-resident or foreign shareholders

          There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware corporate law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Dissolution and winding up

          Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Law of the Cayman Islands and our amended and restated memorandum and articles of association, our company may be voluntarily dissolved, liquidated or wound up only by a special resolution of our shareholders, in which regard see "— Ordinary Shares — Voting Rights" above. In addition, a company may be wound up by the Grand Court of the Cayman Islands if the company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company is wound up.

Inspection of books and records

          Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

          Our shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our memorandum and restated articles of association.

Amendment of governing documents

          Under Delaware corporate law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended with the sanction of a special resolution of shareholders.

Listing

          We intend to apply to list the ordinary shares on                      under the symbol "         ."

Transfer Agent and Registrar

          The U.S. transfer agent and registrar for the ordinary shares is             .

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

          Upon completion of this offering, we will have                  ordinary shares outstanding, or ordinary shares outstanding if the underwriters exercise their option in full to purchase additional ordinary shares. Of these shares,         ordinary shares, or         ordinary shares if the underwriters exercise their option in full to purchase additional ordinary shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

          In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of our ordinary shares then outstanding, which will equal approximately         ordinary shares immediately after this offering, assuming no exercise of the underwriters' option to purchase additional ordinary shares; or

  •
  the average weekly trading volume of our ordinary shares on                  during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

          The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

          Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights

          We intend to enter into a registration rights agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Related Party Transactions — Registration Rights Agreement."

Lock-up agreements

          We, our executive officers, directors and existing holders of substantially all of the company's existing ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Underwriting."

 MATERIAL TAX CONSIDERATIONS

          The following summary contains a description of certain Cayman Islands, United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder, the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Cayman Islands Tax Considerations

          The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. The Company has received an undertaking from the Financial Secretary of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

          No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or an instrument of transfer in respect of an ordinary share.

Material United Kingdom Tax Considerations

          The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. They are based on current UK tax law and on the current published practice of Her Majesty's Revenue and Customs, or HMRC (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain United Kingdom tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of ordinary shares and any dividends paid on them and who hold ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of the IHS Towers group for tax purposes, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been officers or employees of the Company or a company forming part of the IHS Towers group for tax purposes. The statements do not apply to any holders of ordinary shares who either directly or indirectly hold or control 10% or more of the Company's share capital (or class thereof), voting power or profits.

          The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, ordinary shares. Accordingly, prospective subscribers for, or purchasers of, ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company

          It is the intention of the directors to conduct the affairs of the Company so that the central management and control of the Company is exercised in the UK. As a result, the Company is expected to be treated as resident in the UK for UK tax purposes. Accordingly we expect to be subject to UK taxation on our income and gains, except where an exemption applies.

          We may be treated as a dual resident company for UK tax purposes. As a result, our right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim UK tax reliefs.

Taxation of Dividends — General

          The Company will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a Shareholder.

Taxation of Dividends — Income Tax

          An individual holder of ordinary shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to UK income tax. An individual holder of ordinary shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

          All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder's total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £5,000 dividend allowance, the first £5,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5 per cent. to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent. to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent. to the extent that the excess amount falls within the additional rate tax band. At the Spring Budget on 8 March 2017, the UK Government announced that the annual dividend allowance will be reduced from £5,000 to £2,000 from 6 April 2018.

Taxation of Dividends — Corporation Tax

          Corporate holders of ordinary shares which are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of ordinary shares who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which their ordinary shares are used, held, or acquired.

          A holder of ordinary shares who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains — UK Resident Shareholders

          A disposal or deemed disposal of ordinary shares by an individual or corporate holder of such ordinary shares who is tax resident in the United Kingdom may, depending on that holder's circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

          Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to that holder of acquiring such ordinary shares.

          The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

          For corporate holders of ordinary shares within the charge to UK corporation tax, indexation allowance on the acquisition cost may be available to reduce the amount of chargeable gain realized on a disposal of ordinary shares but will not create or increase an allowable loss.

Taxation of Capital Gains — Non-UK Shareholders

          Holders of ordinary shares who are not resident in the United Kingdom and, in the case of an individual holder of ordinary shares, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of ordinary shares, through a permanent establishment. Holders of ordinary shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

          Generally, an individual holder of ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty and UK Stamp Duty Reserve Tax

          No UK Stamp Duty, or Stamp Duty, or UK Stamp Duty Reserve Tax, or SDRT, will be payable on the issue of ordinary shares, subject to the comments below.

          Stamp Duty will in principle be payable on any instrument of transfer of ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from Stamp Duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of ordinary shares should be aware that, even where an instrument of transfer is in principle subject to Stamp Duty, Stamp Duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

          Provided that ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the United Kingdom.

          If ordinary shares were to be registered in a register maintained in the United Kingdom by or on behalf of us or paired with any shares issued by a UK incorporated company then, where ordinary shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable for (or, in certain circumstances, the value of) the ordinary shares. This liability for SDRT will be payable by the clearance service or depositary receipt operator or its nominee, as the case may be, but in practice participants in the clearance service or depositary receipt scheme will generally be required to reimburse them for such cost.

          Following litigation, H.M. Revenue and Customs has confirmed that it will no longer seek to apply the above 1.5% SDRT charge (or a corresponding Stamp Duty charge) on the issue of shares into a clearance service or depositary receipt system established in a European Member State on the basis that the charge is not compatible with EU law. However, their view is that the 1.5% charge will still apply to the transfer of shares into such a clearance service or depositary receipts system where the transfer is not an integral part of the issue of share capital. There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the UK Finance Act 1986 which has been approved by HMRC. Accordingly, holders of ordinary shares should consult their own independent professional advisers before incurring or reimbursing the costs of such a 1.5% SDRT charge.

Material United States Federal Income Taxation Considerations

          The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), and solely to the extent described below under "— U.S. Foreign Account Tax Compliance Act (FATCA)," to non-U.S. persons, of an investment in ordinary shares. This summary applies only to U.S. Holders that acquire ordinary shares in exchange for cash in this offering, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

          This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences, the Medicare tax on net investment income or any other tax consequences other than U.S. federal income tax consequences.

          The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

  •
  banks and certain other financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  insurance companies;

  •
  broker-dealers;

  •
  traders that elect to mark to market;

  •
  tax-exempt entities;

  •
  persons liable for alternative minimum tax;

  •
  U.S. expatriates;

  •
  persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of the Company's voting stock;

  •
  persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

  •
  persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

  •
  persons holding ordinary shares through partnerships or other pass-through entities.

          PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

          As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares generally will depend on such partner's status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Dividends and Other Distributions on Ordinary Shares

          Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by the Company with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder's gross income in the year received, to the extent such distributions are paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles and does not expect to do so in the future, a

U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Holder may be treated as "qualified dividend income" eligible for the lower capital gains tax rate with respect to non-corporate U.S. Holders. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

          The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency so received is converted into U.S. dollars at the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of such distribution. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of such foreign currency will be treated as U.S. source ordinary income or loss.

          Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder's federal income tax liability. For foreign tax credit purposes, dividends distributed by the Company with respect to ordinary shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

Sale or Other Taxable Disposition of Ordinary Shares

          Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

          The Company will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of its gross income is "passive income" for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

          Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder made a "deemed sale" election under the PFIC rules.

          Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe that it currently is or has been a PFIC, and the Company does not expect to be a PFIC in the future. This is a factual determination, however, that can only be made annually after the close of each taxable year. In addition, the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretation. Therefore we cannot assure you that the Company will not be classified as a PFIC for the current taxable year. Furthermore, even if the Company is not a PFIC for the current year, the Company may become a PFIC in a future year depending on, for example, the operations of the Company and its subsidiaries.

          If the Company is considered a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter. In addition, if the Company is a PFIC and any of its subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or "excess distribution" realized or deemed realized in respect of such subsidiary PFIC. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares if the Company is considered a PFIC.

          If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.

Information Reporting and Backup Withholding

          Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

          Certain U.S. Holders who are individuals (and certain entities) that hold an interest in "specified foreign financial assets" (which may include the ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ordinary shares.

Transfer reporting requirements

          A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS reporting the payment of the offering price if (i) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (ii) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12-month period, exceeds $100,000. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event a U.S. Holder does not file IRS Form 926, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

U.S. Foreign Account Tax Compliance Act

          Certain provisions of the Code and Treasury regulations, commonly collectively referred to as FATCA, generally impose 30 percent withholding on certain "withholdable payments" and, in the future, may impose such withholding on "foreign passthru payments" made by a "foreign financial institution" (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution's U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Cayman Islands, or Cayman IGA, which modifies the FATCA withholding regime described above. If the Company were treated as a "foreign financial institution" under the Cayman IGA, it would be subject to these diligence, withholding and reporting obligations under FATCA. It is not yet clear how foreign passthru payments will be addressed under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Cayman IGA and any non-U.S. legislation implementing FATCA on the investment in the ordinary shares.

          THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

UNDERWRITING

          The company, the Selling Shareholders and the underwriters named below expect to enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Total

          The address of the representatives are as follows: Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282; Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013; and Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036.

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional             shares from the company and additional             shares from the Selling Shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Total underwriting discounts and commissions to be paid to the underwriters represent         % of the total amount of the offering.

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          The company and its executive officers, directors and holders of substantially all of the company's ordinary shares, including the Selling Shareholders, have agreed with the underwriters,

subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the Selling Shareholders and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          The ordinary shares will be                      under the symbol "             ."

          In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the consummation of the offering.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                      , in the over-the-counter market or otherwise.

          The company and the Selling Shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             . We agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount up to $             .

          The underwriters have agreed to reimburse the company for certain expenses.

          The company and the Selling Shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

          In relation to each Member State of the European Economic Area, an offer of ordinary shares to the public may not be made in that Member State, except that an offer of ordinary shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Member State:

  •
  To any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) and includes any relevant implementing measure in each relevant Member State.

          In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of ordinary shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

          In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

France

          Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

          Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

          The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Canada

          The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

          The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

          Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

          No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act, in relation to the ordinary shares has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the ordinary shares for resale in Australia within 12 months of that ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

EXPENSES OF THE OFFERING

          We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total		*

*
To be filed by amendment.

          All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

 LEGAL MATTERS

          The validity of our ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY 1-9001, Cayman Islands, Cayman Islands. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of U.S. federal law will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

EXPERTS

          The financial statements as of and for the years ended December 31, 2016 and December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

          In connection with the appointment of an independent registered public accounting firm for purposes of IHS Towers Limited's preparation of this Registration Statement on Form F-1, PricewaterhouseCoopers LLP, or PwC, completed an independence assessment to evaluate the services and relationships with IHS Towers Limited and its affiliates that may bear on PwC's independence under the SEC and the PCAOB independence rules for an audit period commencing January 1, 2016. Services identified that are inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X include: (i) project management services provided with respect to IHS Holding Limited's implementation of its accounting and financial management software in a newly acquired entity and (ii) the provision of legal services with respect to the deregistration process for a dormant subsidiary of IHS Holding Limited.

          For each of the services identified, PwC provided to the Audit Committee an overview of the facts and circumstances, including the entities affected, the nature of and period over which the services were provided, the fees billed and the factors considered by PwC in assessing the significance of the matters identified, both individually and in the aggregate. Based on the totality of the information available, the Audit Committee concluded that PwC continue to be objective and impartial, and that no reasonable reader of the consolidated financial statements of the Company would believe that PwC lacked the objectivity and impartiality to render the requested audit opinions on the Company's consolidated financial statements and that PwC is able to act as the independent registered public accounting firm to the Company for the year ended December 31, 2016.

          Effective October 11, 2017, the audit committee of the board of directors approved PricewaterhouseCoopers LLP, or PwC UK, which is based in the UK, to serve as IHS Holding Limited's independent registered public accounting firm for the purposes of undertaking the audit in compliance with PCAOB standards. At the same time, PricewaterhouseCoopers Mauritius Ltd, or PwC Mauritius, resigned for PCAOB purposes.

          The reports of PwC Mauritius on our historical consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

          During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through October 11, 2017, there were no disagreements with PwC Mauritius on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC Mauritius, would have caused PwC Mauritius to make reference thereto in their reports on the financial statements for such years.

          During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through October 11, 2017, there were no "reportable events" (as defined in Item 16F(a)(1)(v) of Form 20-F).

          During the fiscal years ended December 31, 2015 and 2016 and the subsequent interim period through October 11, 2017, we did not consult with PwC UK regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements, and neither a written report nor oral advice was provided to us that PwC UK concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a "reportable event," as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

          PwC UK has performed audits of our historical consolidated financial statements as of December 31, 2015 and 2016, and for each of the two years in the period ended December 31, 2016, which are included at the end of the prospectus that forms a part of this Registration Statement, in accordance with the standards of the PCAOB.

          We have requested that PwC Mauritius furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit to our registration statement of which this prospectus is a part.

 ENFORCEMENT OF CIVIL LIABILITIES

          We are registered under the laws of the Cayman Islands as an exempted company with limited liability. A substantial portion of our assets are located outside of the United States. In addition, many of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

          We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

          We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

 WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

          Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Although we are not required to prepare and issue quarterly reports as a foreign private issuer, we currently intend to file quarterly reports on Form 6-K with the SEC. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

          As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

          We will send our transfer agent a copy of all notices of shareholders' meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IHS Holding Limited:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of IHS Holding Limited and its subsidiaries (the "Company") as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2.1.1 and 34 to the consolidated financial statements, the Company has restated its 2016 and 2015 financial statements to correct errors.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

December 21, 2017

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Note	Year ended December 31, 2015 $'000 Restated	Year ended December 31, 2016 $'000 Restated

Revenue	6	726,743	905,605
Cost of sales	7	(570,578)	(685,920)
Administrative expenses	8	(253,270)	(267,259)
Other income	9	4,407	55,217

Operating (loss)/profit		(92,698)	7,643
Finance income	10	40,286	78,048
Finance costs	10	(410,210)	(1,202,718)

Loss before income tax		(462,622)	(1,117,027)
Income tax (expense)/benefit	12	(41,454)	176,278

Loss for the year		(504,076)	(940,749)

Loss attributable to:
Owners of the Group		(435,648)	(826,392)
Non-controlling interests	26	(68,428)	(114,357)

Loss for the year		(504,076)	(940,749)

Earnings per share — basic	13	(0.00398)	(0.00690)
Earnings per share — diluted	13	(0.00398)	(0.00690)
Other comprehensive income/(loss)
Fair value gain on available for sale investment		6	21
Exchange differences on translation of foreign operations (net of tax of $0)		(121,688)	(257,313)

Other comprehensive loss for the year, net of taxes		(121,682)	(257,292)

Total comprehensive loss for the year		(625,758)	(1,198,041)

Comprehensive loss attributable to:
Owners of the Group		(532,357)	(1,051,753)
Non-controlling interests		(93,401)	(146,288)

Total comprehensive loss for the year		(625,758)	(1,198,041)

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

STATEMENT OF FINANCIAL POSITION

	Note	December 31 2015 $'000 Restated	December 31 2016 $'000 Restated

Non-current assets
Property, plant and equipment	14	1,824,501	1,708,629
Goodwill	15	757,846	610,971
Other intangible assets	15	669,909	597,377
Available for sale financial assets		10	8
Deferred income tax assets	16	56,147	22,393
Trade and other receivables	19	461,895	301,384

		3,770,308	3,240,762
Current assets
Inventories	17	29,279	32,151
Income tax receivables	12	609	188
Derivative financial instrument assets	18	690	27,691
Trade and other receivables	19	204,678	275,545
Cash and cash equivalents	20	619,326	476,078
		854,582	811,653

TOTAL ASSETS		4,624,890	4,052,415

Current liabilities
Trade and other payables	21	244,560	268,445
Derivative financial instrument liabilities	18	—	313
Income tax payable	12	7,000	5,470
Borrowings	22	124,828	98,995

		376,388	373,223
Non-current liabilities
Borrowings	22	1,357,470	1,904,792
Provisions for other liabilities and charges	23	37,362	50,849
Share-based payment obligations	27	101,200	189,370
Warrant obligations	28	3,820	5,025
Deferred income tax liabilities	16	253,650	32,014

		1,753,502	2,182,050

TOTAL LIABILITIES		2,129,890	2,555,273

Stated capital	24	3,289,592	3,487,965
Retained losses		(705,243)	(1,531,686)
Other reserves	25	(310,402)	(535,713)
Equity attributable to owners of the Group		2,273,947	1,420,566
Non-controlling interests	26	221,053	76,576

Total equity		2,495,000	1,497,142

TOTAL EQUITY AND LIABILITIES		4,624,890	4,052,415

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the Group				Non- controlling interest	Total equity

	Note	Stated capital $'000	Other reserves $'000	Retained losses $'000	Total $'000	$'000	$'000

Balance at January 1, 2015 as previously reported		2,602,389	(62,934)	(268,399)	2,271,056	121,281	2,392,337
Prior period adjustment (note 2.1.1)		(4,436)	140	(1,196)	(5,492)	(18,384)	(23,876)

Balance at January 1, 2015, as restated		2,597,953	(62,794)	(269,595)	2,265,564	102,897	2,368,461
Issue of shares net of transaction costs	24	585,561	—	—	585,561	—	585,561
Acquisition of NCI without a change in control	26	106,078	(150,899)	—	(44,821)	44,821	—
Addition to NCI on acquisition of INT Towers Limited	26	—	—	—	—	166,736	166,736
Total transactions with owners of the Group		691,639	(150,899)	—	540,740	211,557	752,297
Loss for the year (restated)		—	—	(435,648)	(435,648)	(68,428)	(504,076)
Other comprehensive loss (restated)		—	(96,709)	—	(96,709)	(24,973)	(121,682)
Total comprehensive loss		—	(96,709)	(435,648)	(532,357)	(93,401)	(625,758)

Balance at December 31, 2015, as restated		3,289,592	(310,402)	(705,243)	2,273,947	221,053	2,495,000

Balance at January 1, 2016, as previously reported		3,294,028	(268,619)	(691,526)	2,333,883	161,278	2,495,161
Prior period adjustment (note 2.1.1)		(4,436)	(41,783)	(13,717)	(59,936)	59,775	(161)

Balance at January 1, 2016, as restated		3,289,592	(310,402)	(705,243)	2,273,947	221,053	2,495,000
Issue of shares net of transaction costs	24	198,373	—	—	198,373	—	198,373
Fair value adjustment on loan to INT Towers Limited	26	—	—	—	—	1,810	1,810
Transfer to retained losses	25	—	50	(51)	(1)	1	—
Total transactions with owners of the Company		198,373	50	(51)	198,372	1,811	200,183
Loss for the year (restated)		—	—	(826,392)	(826,392)	(114,357)	(940,749)
Other comprehensive loss (restated)		—	(225,361)	—	(225,361)	(31,931)	(257,292)
Total comprehensive loss		—	(225,361)	(826,392)	(1,051,753)	(146,288)	(1,198,041)

Balance at December 31, 2016, as restated		3,487,965	(535,713)	(1,531,686)	1,420,566	76,576	1,497,142

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

STATEMENT OF CASH FLOWS

	Note	Year ended December 31 2015 $'000 Restated	Year ended December 31 2016 $'000 Restated

Cash flows from operating activities
Cash from operations (as restated — see note 2.1.1)	29	338,101	466,733
Share-based payment cash settled	27	(1,054)	(194)
Income taxes paid	12	(1,997)	(9,485)
Payment for site rent		(85,540)	(41,464)
Payment for tower and tower equipment decommissioning	23	—	(77)

Net cash from operating activities		249,510	415,513
Cash flows from investing activities
Purchase of property, plant and equipment — capital work in progress	14 (iii)	(3,343)	(214,820)
Purchase of property, plant and equipment — others	14 (iii)	(299,865)	(43,150)
Payment in advance for property, plant and equipment		(365,661)	(334,456)
Purchase of software and licenses	15	(835)	(5,292)
Net consideration paid on business combinations (as restated — see note 2.1.1)	30	(796,428)	(219,657)
Proceeds from sale of property, plant and equipment		2,347	2,829
Insurance claim received		342	2,055
Interest income received	10.1	10,166	6,609

Net cash used in investing activities		(1,453,277)	(805,882)
Cash flows from financing activities
Proceeds from shares issued	24	600,000	200,095
Proceeds from shares issued — non-controlling interest		42,422	—
Transaction costs relating to shares issued	24	(15,165)	(1,722)
Proceeds from cash refund from share buy-back	26	726	—
Loan received from non-controlling interest		84,866	—
Bank loans and bond proceeds received		457,407	1,094,051
Bank loans repaid		(172,757)	(810,202)
Transaction costs on bank loans and bonds		(4,381)	(22,280)
Interest paid		(87,005)	(101,085)
Finance lease repayment		(903)	(453)
Initial margin deposited on non-deliverable forwards		—	(8,980)
Margin received on settled non-deliverable forwards		—	103
Purchase of interest rate hedges		(1,575)	—

Net cash from financing activities		903,635	349,527
Net decrease in cash and cash equivalents		(300,132)	(40,842)
Cash and cash equivalents at beginning of year		967,042	619,326
Effect of movements in exchange rates on cash		(47,584)	(102,406)

Cash and cash equivalents at end of year	20	619,326	476,078

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

1. General information

          These consolidated financial statements are the financial statements of IHS Holding Limited (IHS) (Company) and its subsidiaries (together hereafter referred to as the Group or IHS). IHS Holding Limited was incorporated in the Republic of Mauritius under the Mauritian Companies Act 2001 as a private limited liability company. The Company is domiciled in the Republic of Mauritius and the address of its registered office is: 1st Floor, Félix House, 24 Dr. Joseph Rivière Street, Port Louis, Republic of Mauritius.

          IHS is principally involved in providing infrastructure for the telecommunications industry. The consolidated financial statements are presented in US Dollars (US$) and all values are rounded to the nearest thousand, except where otherwise indicated.

          These consolidated financial statements have been authorized for issue on December 21, 2017 by the Board of Directors.

2. Summary of significant accounting policies

          The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1    Basis of preparation

          The consolidated financial statements of IHS have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and related interpretations. The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through the statements of income and comprehensive income.

2.1.1 Restatement of previously reported financial statements

          The consolidated financial statements of IHS as previously reported have been restated for the years ended December 31, 2015 and 2016. Within business combinations, adjustments have been made to correct purchase price allocation adjustments which were initially and subsequently recorded in US dollars but should have been recorded in Naira and translated to US dollars, to reflect non-recoverable taxes as transaction costs instead of consideration, and to include the fair value adjustment on a loan as part of consideration for the related acquisition. The Group also adjusted for decommissioning provisions which did not take into account stated contractual restoration obligations, warrants which had previously been presented within equity but should have been classified as a liability, and made additional adjustments to correct cut-off errors in revenue and expenses, correct items presented gross in the statement of financial position that should have been presented net and to reclassify amounts between certain line items. The statement of cash flows was adjusted in 2015 to correct for errors in the classification of foreign exchange gains and losses between line items.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

          Refer to Note 34 for an overall summary of the impact of the errors on the consolidated statement of comprehensive income and consolidated statement of financial position.

2.1.2   Changes in accounting policies and disclosures

a)
New standards, amendments and interpretations adopted by the Group

          The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2016:

  •
  Clarification of acceptable methods of depreciation and amortization — Amendments to IAS 16 and IAS 38;

  •
  Annual improvements to IFRS Standards 2012 - 2015 cycle; and

  •
  Disclosure initiative — amendments to IAS 1.

          The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

b)
New standards, amendments and interpretations not yet adopted by the Group

          Certain new accounting standards and interpretations have been published that are not effective for December 31, 2016 reporting period and have not been early adopted by the Group. The Group's assessment of the impact of these new standards and interpretations is set out below.

  •
  IFRS 15 "Revenue from contracts with customers" requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the transfer of promised goods or services to customers. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue and IAS 11 Construction Contract and will become effective for the Group on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method, and the Group has established a plan to apply the cumulative effect transition method at the date of initial application. The revenue to which the Group must apply this standard is generally limited to services revenue, certain power and fuel charges that are not leases and other fees charged to customers. Revenue from leases is not included in the scope of IFRS 15. As of December 31, 2016, this revenue was approximately 57% of total revenue. The Group is still assessing the impact of this standard on its financial statements. This impact assessment will take into account the following key factors:

  •
  That revenue from services will typically be recognized evenly over the period the services are provided as the services are a series of distinct services recognized over time. This is consistent with the current accounting policy.

  •
  Where payments for services include variable consideration (such as service level credits and other similar variable pricing terms that depend on events in future service

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

      periods) the group has concluded that they should be allocated to each future service period and recognized when the variability is resolved. As such, changes to the transaction price arising from service credits and similar items will not be anticipated, but recognized as a reduction in revenue in the relevant future service period. This is consistent with the current accounting policy.

    •
    Where multiple goods and services are provided to customers, the allocation of the transaction price will not be significantly different to the current allocation to components based on fair value and will not significantly affect the timing of revenues as the components (performance obligations) are typically performed and recognized over the same service period.

  •
  IFRS 9, "Financial instruments," addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. The Group has yet to undertake a detailed assessment of its debt instruments currently classified as available-for-sale financial assets. There will be no impact on the Group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The Group does not currently apply any hedge accounting so does not expect the new hedging rules to affect the group. The Group has not yet assessed how its impairment provisions would be affected by the new rules. The standard is effective for accounting periods beginning on or after January 1, 2018. The Group does not expect to be impacted by IFRS 9 renegotiation guidance, as the Group has not historically renegotiated borrowings.

  •
  IFRS 16 "Leases" was issued in January 2016 and is effective from January 1, 2019. It specifies the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The Group is assessing the impact of IFRS 16. Although the Group already carries some assets on the consolidated statement of financial position in relation to land rental paid several years in advance, the Group expects the guidance to have a material impact on its consolidated statement of financial position due to the recording of the right of use assets and lease liabilities for leases in which it is a lessee and which it currently treats as operating leases. The Group also expects a material impact on its consolidated statement of income due to reallocation of operating expenses, and may have an impact on its consolidated statement of cash flow. The Group continues to evaluate the impact of the new guidance. Under the new guidance, lessor accounting is largely unchanged.

          There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Group's financial statements.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

2.2    Consolidation

(a)    Subsidiaries

          The consolidated financial statements include the financial information and results of the Company and those entities in which it has a controlling interest. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date the control ceases. Investments in entities that the Company does not control are accounted for using the equity or cost method, depending upon the Company's ability to exercise significant influence over operating and financial policies. All intercompany balances and transactions have been eliminated.

(b)    Business combinations

          For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. Any excess of the purchase price paid by the Group over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill and any acquisition-related costs are expensed as incurred. The Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

          The consideration transferred for the acquisition comprises the fair value of the assets transferred, liabilities incurred, equity interests issued by the Group and any contingent consideration. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

          If the Group gains control in a business combination achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in the statement of income and comprehensive income.

          The Group has considered whether any of its business combinations represent a sale and leaseback transaction from a lessor perspective and determined that since towers are able to be leased to multiple tenants without restriction, that no such arrangement exists.

(c)    Transactions with non-controlling interests

          The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of IHS Holding Limited.

2.3    Segment reporting

          Operating segments are components of IHS' business activities about which separate financial information is available and reported internally to the chief operating decision maker. The Group's Executive Committee, excluding the Director of Audit and Risk, has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments. Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified two: Nigeria & Southern Africa and West & Central Africa.

          The Group's Executive Committee (excluding the Director of Audit and Risk) consists of the Chief Executive Officer ("CEO"), the Chief Operating Officer ("COO"), the Chief Financial Officer ("CFO"), the General Counsel, the Deputy CFO, the IHS Nigeria CEO, the M&A, Investments and Strategy Director, the Global Head of Human Resources and the Director of Audit and Risk.

2.4    Foreign currency translation

(a)    Functional and presentation currency

          Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US Dollars.

(b)    Transactions and balances

          Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income and comprehensive income. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within "finance income" or "finance cost." Foreign exchange gains and losses that relate to other monetary items are presented in the statement of comprehensive income within "cost of sales," "administrative expense" and "other income."

          Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in the statement of income and comprehensive income

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(c)    Group companies

          The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  •
  assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

  •
  income and expenses for each statement of income and comprehensive income are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

  •
  all resulting exchange differences are recognized in other comprehensive income.

          On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income and comprehensive income as part of the gain or loss on sale.

          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.5    Revenue recognition

          Our revenue is derived from fees paid by our customers for services from our colocation business and its ancillary managed services.

          The colocation business involves the lease of space on IHS owned and leased towers, which are shared by various operators and data service providers. Revenue is generated on towers either from anchor tenants (original tenants on towers) or colocation tenants (subsequent tenants) when they install equipment on towers. A portion of colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IAS 17 Leasing. (See 2.7 Leasing). A portion of colocation arrangements for the provision of services and energy charges is within the scope of IAS 18 Revenue as a provision of service.

          Certain revenue contracts in Nigeria and Zambia include fees that are priced in US$ but are invoiced and settled in Naira and Kwacha respectively. The contractual rates are reset at regular intervals in arrears. Management has determined that the reset dates represent an appropriate rate

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

for the periods of the reset. Management has also determined that while this is an embedded derivative the US$ is a commonly used currency in Nigeria and Zambia and therefore the embedded derivatives are closely related and are not separated.

(a)    Colocation services revenue for which the Group is a lessor

          The portion of colocation revenues, for which IHS is the lessor, are treated as operating leases. Revenue from leasing arrangements, including fixed escalation clauses present in non-cancellable lease agreements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. The duration of these lease arrangements is typically between 5 and 10 years. Escalation clauses tied to the Consumer Price Index ("CPI") or other inflation-based indices, are excluded from the straight-line calculation, however, any fixed increases are included.

          Revenue is recognized in the accounting period in which the rental income is earned and services are rendered. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue until the criteria for recognition have been met.

(b)    Colocation services revenue and other managed services revenue

          Revenue from the sale of goods and services is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of qualifying discounts, rebates and sales related taxes and income from the provision of technical services and agreements. Revenue is recognized when the amount of revenue can be reliably measured and it is probable that future economic benefits will flow to the entity.

          The Group offers ancillary services to manage tenant operations of existing customers on a limited basis. Revenue is recognized in the accounting period in which the services are rendered by reference to the stage of completion based on the terms of each contract. Services revenues are derived under contracts or arrangements with customers that provide for billings either on a fixed price basis or a variable price basis, which includes factors such as time and expenses. Revenues are recognized as services are performed, and include estimates for percentage completed. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue in the accompanying statement of financial position until the criteria for recognition have been met.

2.6    Embedded derivatives

          Certain revenue contracts in Nigeria and Zambia include fees that are priced in US$ but are invoiced and settled in Naira and Kwacha respectively using foreign exchange rates calculated in accordance with the contractual terms. The contractual foreign exchange rates are reset at regular intervals in arrear. Management evaluated and determined at the date of inception of the contracts that the reset features were closely related to the host contracts, considering that the US$ is a commonly used currency in Nigeria and Zambia, and that the reset interval was sufficiently frequent to approximate the US$/Naira or Kwacha spot exchange rate given economic conditions at that time.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

2.7    Leases

Operating leases for which the Group is the lessee

          Leases in which a significant portion of the risks and rewards of ownership are retained by another party, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the statement of income and comprehensive income on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place. The Group has various leasehold land under operating lease agreements with lease terms ranging from 5 to 15 years.

Finance leases for which the Group is the lessee

          The Group leases certain motor vehicles. Leases of motor vehicles where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

          Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to statement of income and comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

2.8    Cost of sales

          Cost of sales is mainly comprised of power generation costs, depreciation, tower repairs and maintenance costs and site rental costs.

2.9    Administrative expenses

          Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets, loss from sale of assets, allowance for trade and other receivables and other sundry costs.

          Administrative expenses also includes other corporate overhead expenses related to the Group's acquisition efforts and costs associated with new business initiatives.

2.10  Other income

          Other income includes one-off termination fees received from customers, gains from the sale of assets, and proceeds from insurance claims.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

2.11  Interest income

          Interest income is recognized in the statement of income and comprehensive income and is calculated using the effective interest method as set out in IAS 39.

2.12  Property, plant and equipment

          These are mainly leasehold land, base stations, office complexes, office equipment and other equipment that are used directly by the Group in the provision of services to customers, or for administrative purposes. The assets are carried at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets.

          Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

          Freehold land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Base station towers (including civil costs and overheads)	20 years
Base station equipment (other equipment)	15 years
Base station equipment (alarm and battery)	5 years
Base station equipment (generator)	3 years
Office complex	40 years
Furniture and fittings and office equipment	3 years
Motor vehicles	4 years

          Assets residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.

          Where an indication of impairment exists, an asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

          The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of income and comprehensive income for the period.

2.13  Intangible assets and goodwill

          Goodwill arises on the acquisition of businesses and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income and comprehensive income.

          For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units ("CGUs"), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

          Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(a)    Network and customer-related intangible assets

          Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships. Network and customer-related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of network and customer-related intangible assets over their estimated useful lives of 14-16 years (2015: 14-16 years) and 5-30 years (2015: 30 years) respectively. The remaining amortization period for network and customer-related assets are between 10-13 years (2015: 11-14 years) and 4-28 years (2015: 27-29 years) respectively.

(b)    Licenses

          Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2015:15 years).

(c)    Computer software

          Costs associated with maintaining computer software programmes are recognized as expenses as incurred. Acquired computer software licenses are capitalized at the cost incurred to acquire and bring into use the software. Amortization is calculated using the straight-line method over their estimated useful lives of three to five years.

2.14  Impairment of non-financial assets

          Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.15  Long-term prepayment

          Amounts paid in respect of long-term rent are capitalized and amortized over the period of the rent. Subsequent costs in enhancing the performance of the rented complexes and building are capitalized and amortized over the period of the rent.

2.16  Inventories

          Inventories are stated at the lower of cost and estimated net realisable value. Cost comprises direct materials costs and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. If the carrying value exceeds net realisable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist. In other instances, where the net realisable value of an inventory item is not readily determinable, management assesses the age and the risk of obsolescence of such items in determining net realisable value of such items using an appropriate age/obsolescence factor model.

2.17  Financial assets

2.17.1  Classification

          The Group classifies its financial assets in the following categories: loans and receivables, fair value through profit or loss and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)
Loans and receivables

          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise "trade and other receivables" and "cash and cash equivalents" in the statement of financial position.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

(i)
Trade and other receivables

          Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

          The Group reviews trade receivables at least annually and when there is any indication that the receivables might be impaired. The Group has estimated the recoverable amount using models that require assumptions about future cash flows, cash flow dates and discount rates.

(ii)
Cash and cash equivalents

          For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are reflected within borrowings in current liabilities in the statement of financial position.

(b)
Available-for-sale financial assets

          Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of them within 12 months of the end of the reporting period.

2.17.2  Recognition and measurement

          Regular purchases and sales of financial assets are recognized on the trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

          Gains or losses arising from changes in the fair value of the "available-for-sale" category are presented in other comprehensive income in the period in which they arise. Dividend income from available for sale financial assets is recognized in the statement of income and comprehensive income as part of other income when the right to receive payments is established.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

          When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to the statement of income and comprehensive income as "gains and losses from investment securities."

2.18  Impairment of financial assets

          The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

          The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

  •
  significant financial difficulty of the issuer or obligor;

  •
  a breach of contract, such as a default or delinquency in interest or principal payments;

  •
  the Group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

  •
  it becomes probable that the customer will enter bankruptcy or other financial reorganization;

  •
  the disappearance of an active market for that financial asset because of financial difficulties; or

  •
  observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

  (i)
  adverse changes in the payment status of borrowers in the portfolio; and

  (ii)
  national or local economic conditions that correlate with defaults on the assets in the portfolio.

(a)    Assets carried at amortized cost

          For the loans and receivables category, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income and comprehensive income. If a loan or receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

          If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income and comprehensive income.

(b)    Assets classified as available-for-sale

          In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also an evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of income and comprehensive income — is removed from equity and recognized in the statement of income and comprehensive income. Impairment losses recognized in the statement of income and comprehensive income on equity instruments are not reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income and comprehensive income, the impairment loss is reversed through the statement of income and comprehensive income.

2.19  Financial liabilities

2.19.1  Classification

          The Group's financial liabilities are classified at amortized cost. Financial liabilities are recognized initially at fair value and inclusive of directly attributable transaction costs. The Group's financial liabilities are borrowings and trade and other payables.

(a)
Borrowings

          Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statement of income and comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

          A day one gain or loss on a related party loan at a non-market interest rate is included in investments.

          The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders' equity, net of income tax effects.

          Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of income and comprehensive income as other income or finance costs.

          Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in the statement of income and comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

          Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)
Trade payables

          Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

          Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.20  Offsetting financial instruments

          Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

          All financial instruments are initially measured at fair value. Financial assets and liabilities are derecognized when the rights to receive cash flows from the investments or settle obligations have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

2.21  Derivative financial instruments

          Derivatives are financial instruments that derive their value from an underlying price or index. A derivative instrument gives one party a contractual right to exchange financial assets and financial liabilities with another party under conditions that are potentially favourable or financial liabilities with another party under conditions that are potentially unfavourable. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

          Where we have an obligation to purchase non-controlling interest that will be settled for a variable number of own shares, rather than cash, another financial asset, or a fixed number of shares, our policy is to treat this as a derivative transaction and measure it at fair value in the statement of income.

2.22  Embedded derivatives

          An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates or other variable (provided in the case of a non-financial variable that the variable is not specific to a party to the contract).

          An embedded derivative is only separated and reported at fair value with gains and losses being recognized in the statement of income and comprehensive income when the following requirements are met:

  •
  where the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract.

  •
  the terms of the embedded derivative are the same as those of a stand-alone derivative; and

  •
  the combined contract is not held for trading or designated at fair value through profit or loss.

          A significant portion of the Group's contracted revenue pricing is denominated in US Dollars and the amount of local currency due is determined by reference to the US Dollar amount invoiced at the spot rate or an average rate to the respective subsidiary. This represents an embedded foreign currency derivative in a host contract.

          Management's judgement is that derivatives are not bifurcated as they are considered closely related to the host contract since they are denominated in a currency that is commonly used in the regions that the Group operates in (US Dollar being a relatively stable and liquid currency that is commonly used for pricing in local business transactions and trade).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

2.23  Current and deferred income tax

a)      Deferred income tax

          Deferred income tax is recognized in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

          Deferred income tax liabilities are not recognized if they arise from initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability, in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

          Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

          Deferred income tax assets are recognized only to the extent that it is probable that future taxation profit will be available against which the temporary differences can be utilized.

(b)    Current income tax

          Current income tax is recognized in the statement of income and comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

          The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted by the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

2.24  Employee benefits

(a)    Defined contribution scheme

          The Group operates a number of defined contribution plans which are funded by contributions from the Group and the employees based on the law ruling in each country. The amounts contributed by the Group is recognized as employee benefit expenses and are charged to the statement of income and comprehensive income in the period to which the contributions relate. The Group has no further payment obligation once the contributions have been paid. Prepaid

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payment is available.

(b)    Short-term employee benefits

          Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(c)    Other long-term employee benefits

          The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in the statement of income and comprehensive income in the period in which they arise.

2.25  Share-based payments

          The Group operates a number of cash-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

  •
  including any market performance conditions (for example, an entity's share price);

  •
  excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

  •
  including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specific period of time).

          At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of income and comprehensive income, with a corresponding adjustment to liability.

          In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

2.26  Warrants

          The Group issued warrants in 2012. Due to the warrant settlement provisions, the Group classifies the warrants as a derivative liability at fair value. The value of the derivative warrant liability

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

2. Summary of significant accounting policies (Continued)

is remeasured at each reporting period end with changes in fair value reflected in the statement of income and comprehensive income, and a corresponding adjustment to the liability. To derive an estimate of the fair value of these warrants, a Black and Scholes option-pricing model is utilized.

2.27  Decommissioning and site restoration obligation

          The Group makes provision for the future cost of decommissioning of its telecommunication towers on the leasehold land. These costs are expected to be incurred within a period of up to 20 years depending on the term of the leasehold. The Group estimates this provision using existing technology at current prices as quoted by decommissioning experts, escalated at the relevant inflation factor. The inflated decommissioning provision is subsequently discounted to present value using the Group's incremental borrowing rate for borrowings over the expected term of the leasehold. The timing of each decommissioning will depend on the term of the lease and whether or not the lessor intends to renew the rental contract.

          A corresponding amount is recognized as part of property, plant and equipment. This is subsequently depreciated as part of the tower. Other than the unwinding discount on the provision, any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment.

2.28  Exceptional items

          Exceptional items are disclosed separately in the consolidated financial statements where it is necessary to provide further understanding of the financial performance of the Group. They are items of income or expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Group's Board of Directors and assists in providing a meaningful analysis of the trading results of the Group.

3. Critical accounting estimates and judgements

          The preparation of financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported to the assets and liabilities as at the reporting date and the amounts reported for revenues and expenses during the year. The nature of the estimation means that actual outcomes could differ from those estimates. The key sources of estimation uncertainty that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are discussed below.

3.1    Acquisitions

          For those acquisitions that meet the definition of a business combination, we apply the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with our results

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

3. Critical accounting estimates and judgements (Continued)

from the dates of the respective acquisitions. Any excess of the purchase price paid over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill.

          The fair value of the assets acquired and liabilities assumed is typically determined by using either:

  1.
  Estimates of replacement costs (for tangible fixed assets such as towers) or

  2.
  Discounted cash flow valuation methods (for estimating identifiable intangibles such as site rental contracts and customer relationships and above-market and below-market leases).

          The purchase price allocation requires subjective estimates that, if incorrectly estimated, could be material to our consolidated financial statements, including the amount of depreciation, amortization, and accretion expense. The most important estimates for measurement of tangible fixed assets are (1) the cost to replace the asset with a new asset and (2) the economic useful life after giving effect to age, quality, and condition. The most important estimates for measurement of intangible assets are (1) discount rates and (2) timing and amount of cash flows including estimates regarding customer renewals and cancellations. Refer to note 30 for business combinations.

3.2    Impairment of assets

          The Group assesses its property, plant and equipment for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period. Such indicators include changes in the Group's business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence.

          If there are rapid changes in technology of the existing telecommunication infrastructure, the Group may need to recognize significant impairment charges. The assessment for impairment entails comparing the carrying value of the cash-generating unit with its recoverable amount, that is, the higher of the value in use and fair value less costs to sell. Value in use is determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future prices of telecommunication towers equipment, the effects of inflation on operating expenses, discount rates, etc.

          The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

          The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.13. The assumptions adopted in the computation of the value in use are considered reasonable to the circumstance of each CGU.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

3. Critical accounting estimates and judgements (Continued)

          Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Refer to note 15 for Goodwill and intangible assets impairment considerations.

3.3    Control of subsidiary with indirect and minority shareholding

          The Group controls INT Towers Limited although it does not hold the majority of the shares (see also note 26). The Group is exposed to variable returns from its involvement with INT Towers Limited and has the ability to affect those returns through its power over the relevant activities. All the relevant activities of INT Towers Limited, which are operational in nature, has been delegated to the Group, while the NCI, MTN (Netherlands) B.V., has retained certain rights but these are protective in nature. The Group can also nominate the CEO, has the right to vary the business plan after one year, implement the business plan and recruit all necessary managers and staff.

3.4    Share-based payment and warrant obligation valuation

          The Group initially measures the cost of share-based payment transactions with employees and warrants issued to investors using an option pricing model to determine the fair value of the liability incurred. Estimating fair value for share-based payment transactions and warrants requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option/warrant, volatility and weighted average share price of each option/warrant and making assumptions about them.

          The share-based payment liability and warrant liability are remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in the statement of income and comprehensive income. This requires a reassessment of the estimates used at the end of each reporting period. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 27 and warrants in note 28.

4. Introduction and overview of Group's risk management

          The Group's activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Group has established the Executive Risk Management Committee, who is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Board of Directors on its activities.

          The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

limits. Risk management policies and systems are reviewed regularly by the executive management to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

          The Board oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Board is supported by various management functions that check and undertake both regular and ad hoc reviews of compliance with established controls and procedures.

(a)    Derivative instruments

          Derivatives are only used for economic hedging purposes and not as speculative investments. Derivatives do not meet the criteria for hedge accounting and are therefore classified as 'held for trading' for accounting purposes.

  •
  Non-deliverable forwards (NDFs) — The calculation of the NDF fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate at the relevant period. The rate applied to represent the anticipated spot exchange rate requires judgement given the limited market liquidity in Nigeria. For 2016, the Group has determined that the spot NIFEX exchange rate obtained from FMDQ OTC securities exchange is the most appropriate rate. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.

  •
  Cross-currency swaps — An agreement to buy back the amount of an earlier exchanged USD in NGN at a future agreed date and at a fixed contractual rate, which may or may not equal the prevailing exchange rate at that future agreed date. The swaps are accounted for as derivatives at fair value through the statement of income and comprehensive income. The Group has determined that the spot NIFEX exchange rate obtained from FMDQ OTC securities exchange is the most appropriate rate.

  •
  Embedded options — The bond issued by IHS Netherlands Holdco B.V. in October 2016 and the bond issued by IHS Netherlands FinCo NG B.V. in July 2014 have embedded put and call options which are accounted for as derivatives at fair value through profit and loss. The call options allow early redemption at the option of the issuer, and the put options allow early redemption at the option of the holder upon the occurrence of specified events.

          Interest rate hedge agreements — In September 2015, the Group entered into entered into contracts to cap its interest on US Dollar and Euro denominated debt at 2% and 1% respectively over the life of the debt. The commitments under the hedge agreements do not give rise to assets or liabilities immediately on the date of transaction. Instead, interest is accounted for on the underlying capital at the effective rate of interest as quoted in the agreement. The hedging

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

instrument is valued at market rates at the end of each reporting period and accounted for as derivatives at fair value through profit and loss.

b)      Market risk

          Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

          The Group manages market risks by keeping costs low through various cost optimization programmes. Moreover, market developments are monitored and discussed regularly, and mitigating actions are taken where necessary.

(i)      Foreign exchange risk

          The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures other than the US Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

          The Group is exposed to risks resulting from fluctuations in foreign currency exchange rates. A material change in the value of any such foreign currency could result in a material adverse effect on the Group's cash flow and future profits. The Group is exposed to exchange rate risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured.

          In managing foreign exchange risk, the Group aims to reduce the impact of short-term fluctuations on earnings. The Group has no export sales, but it has customers that are either contracted using fees quoted in US Dollars or other foreign currencies, but with foreign exchange indexation. The Group's significant exposure to currency risk relates to its loan facilities that are mainly in foreign currencies. The Group manages foreign exchange risk through the use of derivative financial instruments such as currency swaps and forward contracts. The Group monitors the movement in the currency rates on an ongoing basis.

          Currency exposure arising from assets and liabilities denominated in foreign currencies is managed primarily by setting limits on the percentage of net assets that may be invested in such deposits.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

Sensitivity analysis

          The table below shows the impact on the Group's loss (in US$'000) if the exchange rate between the following currencies to US Dollars had increased or decreased, with all other variables held constant. The rate of change was determined by the change during the reporting period.

	Effect on Euro $'000	Effect on Rwandan Franc $'000	Effect on Nigerian Naira $'000	Effect on Zambian Kwacha $'000

2016
Rate of change	5%	5%	30%	5%
Effect of US Dollar weakening on loss	12,053	3,585	690,790	11,273
Effect of US Dollar strengthening on loss	(12,053)	(3,585)	(690,790)	(11,273)
2015
Rate of change	5%	5%	5%	5%
Effect of US Dollar weakening on loss	11,487	3,234	93,520	11,553
Effect of US Dollar strengthening on loss	(11,487)	(3,234)	(93,520)	(11,553)

          The impact is based on external and intercompany loans.

          This analysis excludes the natural hedging arising from contracts with customers in the Nigeria, Zambia and Rwanda operations, which are either wholly or partly US Dollar based. It is, however, impracticable to incorporate the impact of this US Dollar component in the above analysis due to the complexity of the contracts and the timing of any devaluation event.

          The Group is exposed to foreign exchange exposure that arises on intercompany loans denominated in US Dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into US$, of the foreign denominated intercompany loans in the local books of the subsidiaries are:

	Nigerian Naira $'000	Rwandan Franc $'000	Zambian Kwacha $'000	US Dollar $'000

2016
US Dollar loan	1,612,479	43,330	122,708	—
Euro loan	—	—	—	129,399
2015
US Dollar loan	850,503	40,558	112,316	—
Euro loan	—	—	—	125,229

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

          The summary of quantitative data about the Group's exposure to foreign exchange risk is as follows:

	2015 $'000	2016 $'000

Trade receivables	11,560	16,855
Cash and cash equivalents	39,488	29,209
Trade payables	(13,631)	(14,970)
Borrowings	(1,050,034)	(801,250)

Net exposure	(1,012,617)	(770,156)

(ii)    Interest rate risk

          The Group's main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. The Group's borrowings at variable rate were mainly denominated in US Dollars.

          The Group's fixed rate borrowings and receivables are carried at amortized cost. They are therefore not subject to interest rate risk as defined in IFRS 7, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates. The Group manages interest rate risk through the use of derivative financial instruments such as interest rate caps or by issuing fixed rate debt.

          The table below shows the impact on the Group's post tax loss if the interest rates increased or decreased by 5% (2015: 5%).

	2015 $'000	2016 $'000

Effect of 5% increase on post tax loss	7,796	3,304
Effect of 5% decrease on post tax loss	(7,796)	(3,304)

(c)    Credit risk

          Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

          The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	2015 $'000	2016 $'000

Other receivables (note 19)	8,913	16,170
Derivative financial instrument assets (note 18)	690	27,691
Trade receivables (net) (note 19)	88,989	182,764
Cash and cash equivalents (note 20)	619,326	476,078

	717,918	702,703

          The financial assets are further broken down into:

	Other receivables $'000	Derivative financial instrument assets $'000	Trade receivables $'000	Cash and cash equivalents $'000	Total $'000

2016
Neither past due nor impaired	16,170	27,691	107,312	476,078	627,251
Past due but not impaired	—	—	75,452	—	75,452
Impaired	—	—	15,014	—	15,014

Gross	16,170	27,691	197,778	476,078	717,717
Impairment allowance	—	—	(15,014)	—	(15,014)

	16,170	27,691	182,764	476,078	702,703

2015
Neither past due nor impaired	8,913	690	73,426	619,326	702,355
Past due but not impaired	—	—	15,563	—	15,563
Impaired	—	—	5,663	—	5,663

Gross	8,913	690	94,652	619,326	723,581
Impairment allowance	—	—	(5,663)	—	(5,663)

	8,913	690	88,989	619,326	717,918

(i)      Credit quality of financial assets that are neither past due nor impaired

          For banks and financial institutions, only independently rated parties with a minimum rating of "B" are accepted. The risk control department assesses the credit quality of a customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board. The compliance with credit limits by customers is regularly monitored by line management.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

          Refer to note 18 and note 20 for the credit ratings of derivative financial instrument assets and cash and cash equivalents respectively.

          The credit ratings of trade receivables:

	2015 $'000	2016 $'000

Group 1 — First tier customers with less than or equal to 3 months credit days	68,256	81,863
Group 2 — Second tier customers with less than or equal to 3 months credit days	5,170	25,449

	73,426	107,312

          First tier customers are customers that contributed 80% in total and above of total revenue while second tier customers are customers that contributed 20% in total and below of total revenue.

          The credit ratings of the Group's other receivables at December 31, 2016 and 2015 are based on publicly reported Fitch ratings:

	2015 $'000	2016 $'000

Other receivables
B	—	8,877
Not rated	8,913	7,293

	8,913	16,170

          Other receivables not rated includes short term advances and prepaid expenses.

(ii)    Maturity analysis of financial assets that are past due but not impaired:

          As of December 31, 2016, trade receivables of US$75.45 million (2015: US$15.56 million) were past due but not impaired. This relates to a number of independent customers from whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2015 $'000	2016 $'000

3 - 6 months	10,417	43,561
6 - 12 months	3,845	22,222
Over 12 months	1,301	9,669

	15,563	75,452

          Other classes within trade and other receivables do not contain past due but impaired assets.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

(iii)   Financial assets that are impaired:

          The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures. Other classes within trade and other receivables do not contain impaired assets.

          During the year, trade receivables of US$15.01 million (2015: US$5.66 million) were impaired.

          The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015 $'000	2016 $'000

Opening balance	6,821	5,663
Impairment provision	—	9,351
Written-off during the year	(1,158)	—

	5,663	15,014

Concentration of credit risk

          The Group utilizes data analysis and market knowledge to determine the concentration of its risks by reference to independent and internal ratings of customers. The assessment of the concentration risk is consistent with the overall risk appetite as established by the Group. The Group's credit concentration is based on internal ratings from the finance department. The finance department classifies customers as first tier and second tier customers based on sales revenue from each customer during the period. First tier customers are two to five customers that contributed 80% and above of total revenue while second tier customers are customers that contributed 20% and below of total revenue. Below is the credit concentration for trade receivables at the reporting date:

	2015 $'000	2016 $'000

Trade receivables
First tier customers	85,079	158,547
Second tier customers	9,573	39,231

	94,652	197,778

(d)    Liquidity risk

          Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

          The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with some banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had US$1.8 billion (2015: US$1.3 billion) utilized of US$2.1 billion (2015: US$1.8 billion) credit facilities with its financiers.

          Typically, the credit terms with clients are more favourable compared to payment terms to its vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

          The table below analyzes the Group's financial liabilities including estimated interest payments and excluding the impact of netting agreements into relevant maturity groupings based on the remaining period from the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year $'000	2 - 3 years $'000	4 - 5 years $'000	6 - 10 years $'000

2016
Trade payables	185,564	—	—	—
Other payables	49,446	—	—	—
Bank and bond borrowings	214,658	579,649	1,415,727	245,707
Loan from non-controlling interest	—	—	—	463,902

	449,668	579,649	1,415,727	709,609

2015
Trade payables	197,630	—	—	—
Other payables	34,674	—	—	—
Bank borrowings	124,383	301,940	759,205	538,189
Finance lease liabilities	490	27	—	—
Loan from non-controlling interest	—	—	—	457,341

	357,177	301,967	759,205	995,530

          Interest on the loan from non-controlling interest is paid as accrued only during the last two years of the ten year term loan, with the remainder being paid together with the principal at maturity.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

(e)    Capital risk management

          The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

          In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

          The Group monitors capital on the basis of the leverage ratio to optimize market pricing, such that Net Debt (loan principal outstanding less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) would be within a long-term target leverage of 3.0x and 3.5x, subject to various factors such as the availability and cost of capital and the potential long-term return on our discretionary investments. We may temporarily exceed targets to facilitate acquisitions. Adjusted EBITDA is defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of fixed assets, share-based payment expense, insurance claims, exceptional income and expense items and other non-operating income and expenses.

          The Group's net leverage ratios are shown in the table below:

	2015	2016

Total borrowings (note 22)	1,482,298	2,003,787
Less: Loan from non-controlling interest	(244,809)	(281,650)
Less: Finance lease liabilities (note 22.2)	(471)	—
Less: Cash and cash equivalents (note 20)	(619,326)	(476,078)

Net debt	617,692	1,246,059

Adjusted EBITDA	276,950	382,960

Net leverage ratio	2.2x	3.3x

Fair value hierarchy

          The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  •
  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

  •
  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

  •
  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

          The following table presents the Group's financial instruments that are measured at fair value at the end of the reporting period.

	Level 1 $'000	Level 2 $'000	Level 3 $'000	Total $'000

2016
Available-for-sale financial assets	8	—	—	8
Embedded options (note 18)	—	2,650	—	2,650
Non-deliverable forwards (NDF) (note 18)	—	25,041	—	25,041
Cross-currency swaps (note 18)	—	(313)	—	(313)
Warrant obligations (note 28)	—	(5,025)	—	(5,025)
Share-based payment obligations (note 27)	—	(189,370)	—	(189,370)

	8	(167,017)	—	(167,009)

2015
Available-for-sale financial assets	10	—	—	10
Interest rate caps (note 18)	—	690	—	690
Warrant obligations (note 28)	—	(3,820)	—	(3,820)
Share-based payment obligations (note 27)	—	(101,200)	—	(101,200)

	10	(104,330)	—	(104,320)

          As at the end of the reporting period, the Group had both level 1 and level 2 financial instruments.

Financial assets in level 1

          The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities and classified as available-for-sale financial assets.

Financial assets in level 2

          The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of non-deliverable forward (NDF), cross-currency swaps, options embedded in the bond, warrants and share-based payments. Their fair values are determined based on mark-to-market values

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

provided by the counterparty financial institutions or valuation techniques using observable market data.

Fair value estimation

	2015		2016

	Carrying value $'000	Fair value $'000	Carrying value $'000	Fair value $'000

Financial liabilities
Bank and bond borrowings	1,237,489	1,295,778	1,722,137	1,745,788
Loan from non-controlling interest	244,809	284,015	281,650	275,273
Finance lease liabilities	471	448	—	—

	1,482,769	1,580,241	2,003,787	2,021,061

          The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

          The carrying values of current assets and current liabilities are not materially different from their carrying values.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

Financial instruments by category

          The Group's financial instruments are categorized as follows:

	Loans and receivables $'000	Available for sale $'000	Fair value through profit/loss $'000	Total $'000

Financial assets
2016
Trade receivables	182,764	—	—	182,764
Other receivables	16,170	—	—	16,170
Cash and cash equivalents	476,078	—	—	476,078
Available-for-sale financial assets	—	8	—	8
Derivative financial instrument assets	—	—	27,691	27,691

	675,012	8	27,691	702,711

2015
Trade receivables	88,989	—	—	88,989
Other receivables	8,913	—	—	8,913
Cash and cash equivalents	619,326	—	—	619,326
Available-for-sale financial assets	—	10	—	10
Derivative financial instrument assets	—	—	690	690

	717,228	10	690	717,928

          Available-for-sale financial assets are marketable securities in various financial institutions in Nigeria.

	Amortized cost $'000	Fair value through profit/loss $'000	Total $'000

Financial liabilities
2016
Bank and bond borrowings	1,722,137	—	1,722,137
Loan from non-controlling interest	281,650	—	281,650
Trade payables	185,564	—	185,564
Other payables	49,446	—	49,446
Cross-currency swaps	—	313	313
Warrant obligations	—	5,025	5,025
Share-based payment obligations	—	189,370	189,370

	2,238,797	194,708	2,433,505

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

4. Introduction and overview of Group's risk management (Continued)

	Amortized cost $'000	Fair value through profit/loss $'000	Total $'000

Financial liabilities
2015
Bank borrowings	1,237,018	—	1,237,018
Loan from non-controlling interest	244,809	—	244,809
Finance lease liabilities	471	—	471
Trade payables	197,630	—	197,630
Other payables	34,674	—	34,674
Warrant obligations	—	3,820	3,820
Share-based payment obligations	—	101,200	101,200

	1,714,602	105,020	1,819,622

          The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.

5. Segment reporting

          The Group's Executive Committee (excluding the Director of Audit and Risk), identified as the chief operating decision maker (CODM) evaluates the Group's performance on a geographic basis because the Group's risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria, Rwanda, Zambia, Cameroon and Côte d'Ivoire.

          The CODM has identified two reportable segments, Nigeria & Southern Africa, which comprises the operations in Nigeria, Rwanda and Zambia, and West & Central Africa, which comprises operations in Cameroon and Cote d'Ivoire.

          All operating segments are engaged in the business of leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations, marketing and leasing services, for certain towers owned by third parties within their respective geographic areas.

          However, they are grouped within the two reportable segments, which are primarily distinguished by reference to the similarity of their future prospects and long-term financial performance (i.e. margins), as well certain qualitative aspects of the regulatory environment.

          The CODM primarily uses a measure of Adjusted EBITDA (refer to note 4(e)) to assess the performance of the business. The CODM also regularly receives information about the Group's revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in 'Other' in the

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

5. Segment reporting (Continued)

reconciliation of financial information presented below. These include costs associated with centralized, Group functions including Group executive, legal, finance, tax and treasury services.

          Summarized financial information for the years ended December 31, 2016 and 2015 is shown in the following table.

	Nigeria & Southern Africa	West & Central Africa	Other	2015 $'000 Total	Nigeria & Southern Africa	West & Central Africa	Other	2016 $'000 Total

Revenues from external customers	579,929	146,814	—	726,743	735,919	169,686	—	905,605

Adjusted EBITDA	230,489	67,938	(21,478)	276,950	329,597	81,743	(28,380)	382,960
Depreciation and amortization	(155,259)	(29,224)	(185)	(184,668)	(216,129)	(55,205)	(236)	(271,570)
Net profit/(loss) on sale of assets	—	—	—	—	(4,518)	—		(4,518)
Insurance claims	332	10	—	342	1,865	190	—	2,055
Other non-operating income and expenses	962	(676)	—	286	24	—	—	24
Exceptional items expense	(17,360)	(2,797)	(71,121)	(91,278)	(29,262)	(638)	(34,002)	(63,902)
Exceptional items income	—	—	—	—	50,958	—	—	50,958
Share-based payment expense	—	—	(94,330)	(94,330)	—	—	(88,364)	(88,364)
Finance income	39,831	43	413	40,286	68,676	1,654	7,718	78,048
Finance costs	(361,581)	(16,257)	(32,372)	(410,210)	(1,162,555)	(14,750)	(25,413)	(1,202,718)

Loss before income tax	(262,586)	19,037	(219,073)	(462,622)	(961,344)	12,994	(168,677)	(1,117,027)

Purchase of property, plant and equipment and intangible assets*	1,437,221	90,230	645	1,528,096	910,134	85,152	125	995,411

Segment assets	3,652,687	689,529	282,674	4,624,889	3,235,743	699,044	117,628	4,052,415

Segment liabilities	1,778,310	270,717	80,863	2,129,890	1,364,178	263,563	927,532	2,555,273

*
The credit balance in 2015 for the West & Central Africa segment relates to the reversal of the asset retirement obligation adjustment.

          There are no revenue transactions which occur between reportable segments.

          Nigeria & Southern Africa and West & Central Africa assets and liabilities are comprised of all assets and liabilities attributable to Nigeria & Southern Africa and West & Central Africa, respectively, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria & Southern Africa and West & Central Africa segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and warrant obligations and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment's performance.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

5. Segment reporting (Continued)

Geographical information:

          The following countries contribute material revenue and have material non-current assets in country as follows:

	2015 $'000	2016 $'000

Revenue
Nigeria	519,353	651,622
Cameroon	76,592	91,130
Rest of world	130,798	162,854

	726,743	905,605

Non-current assets*
Nigeria	2,434,228	2,056,348
Rest of world	818,027	860,629

	3,252,256	2,916,977

*
Non-current assets exclude available for sale financial assets, non-current trade and other receivables and deferred tax assets.

          Revenue from three customers represent approximately 10% or more of the Group's total revenue:

	2015 $'000	2016 $'000

Customer A	59%	60%
Customer B	20%	17%
Customer C	6%	10%

6. Revenue

          The Group's revenue accrues from providing telecommunications support services. The Group provides infrastructure sharing and leasing (colocation) and to a limited extent, managed services.

          Revenue from colocation arrangements includes colocation rental revenue and colocation services.

          The Group leases out its towers under operating leases over period ranging between 5 and 15 years.

          Contingent rents recognized as income were US$57.3 million in 2016 (2015: US$18.1 million).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

6. Revenue (Continued)

          The lease component of future minimum rental receipts expected from tenants under non-cancellable colocation operating lease agreements in effect at were as follows:

	2015 $'000	2016 $'000

Not later than 1 year	480,367	553,450
Later than 1 year but no later than 5 years	1,689,738	1,827,457
Later than 5 years	2,488,006	2,488,006

Total	4,658,111	4,713,056

          Certain customer contracts allow for the cancellation of a proportion of colocation sites during the contract term without payment of termination penalties. The minimum lease payments in the table above assumes that each customer will fully utilize this churn available to them under the contract. Where rentals are denominated in US Dollars, they have been included in the above table at the exchange rate at the reporting date.

7. Cost of sales

	2015 $'000 Restated	2016 $'000 Restated

Tower repairs and maintenance	51,071	55,741
Power generation	207,194	224,286
Site rental	45,870	48,903
Other rent	2,456	2,354
Vehicle maintenance and repairs	4,020	4,536
Site regulatory permits	23,033	28,151
Security services	32,375	32,396
Insurance	1,440	1,554
Staff costs (note 8.2)	17,123	19,409
Travel costs	1,208	1,145
Professional fees	3,263	3,830
Depreciation (note 14)	160,830	232,957
Amortization (note 15)	19,568	27,364
Other	1,127	3,294

	570,578	685,920

          Foreign exchange gains and losses on cost of sales are included in other.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

8. Administrative expenses

	2015 $'000 Restated	2016 $'000 Restated

Rent and facilities	5,330	10,653
Depreciation (note 14)	3,180	9,999
Amortization (note 15)	1,090	1,250
Travel costs	7,553	11,026
Staff costs (note 8.2)	23,313	37,548
Redundancy costs	—	2,129
Key management compensation	10,342	7,525
Share based payments expense (note 27)	94,330	88,364
Professional fees	9,219	7,423
Business combination transaction costs	86,604	31,966
Allowance for bad and doubtful debts	—	8,711
Impairment of withholding tax receivables	—	21,760
Loss from sale of property, plant and equipment	—	4,518
Decommissioning provision	—	3,475
Operating taxes	550	816
Other	11,759	20,096

	253,270	267,259

          Foreign exchange gains and losses on administrative expenses are included in other.

8.1    Staff costs are analyzed as follows:

	2015 $'000 Restated	2016 $'000 Restated

Salaries and wages	34,793	50,051
Pension contribution — employer	662	773
Other benefits	4,981	6,133

	40,436	56,957

          Other benefits are comprised of employee related insurances, employee training costs, staff entertainment and redundancy costs.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

8. Administrative expenses (Continued)

8.2    Staff costs were classified as:

	2015 $'000 Restated	2016 $'000 Restated

Cost of sales	17,123	19,409
Administrative expenses	23,313	37,548

	40,436	56,957

8.3    Movements in the allowance for bad and doubtful debt account are as follows:

	2015 $'000 Restated	2016 $'000 Restated

January 1	6,821	5,663
Provided in the year	—	9,351
Write-off during the year	(1,158)	—

December 31 (note 19)	5,663	15,014

9. Other income

	2015 $'000	2016 $'000

Customer contract exit fee	—	50,958
Insurance claims	342	2,055
Other income	4,065	2,204

	4,407	55,217

          The customer contract exit fee represents the amount received from Visafone Communications Limited net of value added tax.

          On January 31, 2016, IHS Nigeria Limited received US$53.5 million from Visafone Communications Limited for the termination of the master lease agreement with IHS Nigeria Limited. Cash received from Visafone Communications Limited included US$2.5 million value added tax.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

10. Finance income and costs

10.1  Finance income

	2015 $'000	2016 $'000

Interest income — bank deposits	10,166	6,609
Net foreign exchange gain arising from financing — realized	30,120	39,846
Net foreign exchange gain on derivative instruments — unrealized	—	24,727
Fair value gain on embedded options	—	4,770
Net foreign exchange gain on derivative instruments — realized	—	2,096

	40,286	78,048

10.2  Finance costs

	2015 $'000 Restated	2016 $'000 Restated

Interest expenses — third party loans	127,115	197,043
Unwinding of discount on decommissioning liability	4,065	5,725
Net foreign exchange loss arising from financing — unrealized	273,221	978,718
Fair value loss on interest rate hedge cap	876	690
Fair value loss on warrants	451	1,204
Loan facility fees	4,482	19,338

	410,210	1,202,718

          Net foreign exchange loss arising from financing (unrealized) is primarily due to significant fluctuations in exchange rates predominantly between the Naira and the US dollar. This arises on commercial bank and related party loans denominated in US dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

11. Exceptional items

          Exceptional items are significant items in administrative expenses and other income which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance.

	2015 $'000 Restated	2016 $'000 Restated

One-off decommissioning provision	—	(3,475)
Impairment of withholding tax receivables	—	(21,760)
Business combination transaction costs	(83,782)	(20,909)
Aborted transaction costs	(883)	(1,393)
Redundancy costs	—	(3,676)
Other expenses	(6,613)	(12,689)
Visafone exit fee	—	50,958

Total exceptional items	(91,278)	(12,944)

          In 2015, Other exceptional costs included a diesel strike in Nigeria of US$1.8 million, a Nigerian delisting of US$0.5 million, one-off fees and duties of US$1.3 million, and write-downs of assets following reconciliations of acquired portfolios in the West & Central Africa segment of US$2.7 million. Impairment of withholding tax receivables represents withholding tax written off.

          In 2016, Other exceptional costs included consultancy on bond issuance of US$4.8 million, a success bonus in relation to the bond issued of US$4.1 million, US$1.8 million of costs incurred in relation to the restructuring of ITNG, and tax consultancy in relation to Pioneer tax status in Nigeria of US$1.0 million.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

12. Taxation

	2015 $'000 Restated	2016 $'000 Restated

Current taxes on income	8,812	9,641
Deferred income taxes (note 16)	32,642	(185,919)

Total taxes	41,454	(176,278)

Reconciliation of effective tax rate
Loss before income tax	(462,622)	(1,117,027)

Tax calculated at domestic tax rates applicable to profits in respective countries	(122,353)	(344,964)
Tax effects of:
Income not subject to tax	(9,505)	(57,734)
Expenses not deductible for tax purposes	44,252	37,349
Tax losses and other deductible temporary difference for which no deferred income tax asset was recognized	119,269	241,781
Recognition of deferred income tax asset not recognized in previous year	—	(56,017)
Utilization of brought forward tax losses not previously recognized	—	(3,055)
Business combination adjustments	15,138	—
Tax and other profit-related taxes	2,152	2,298
Foreign tax credit	(11,227)	—
Other	3,728	4,064

Total taxes	41,454	(176,278)

Current income tax receivables	609	188
Current income tax payable	(7,000)	(5,470)

	(6,391)	(5,282)

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

12. Taxation (Continued)

          The movement in the current income tax is as follows:

	2015 $'000	2016 $'000

At beginning of year	(185)	(6,391)
Charged to profit or loss	(8,812)	(9,641)
Paid during the year	1,997	9,485
Withholding tax netting off	609	188
Exchange difference	—	1,077

At end of year	(6,391)	(5,282)

          Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits. For those jurisdictions which have operating losses that are not expected to be utilized against future taxable profits, any deferred tax assets recognized are only to the extent of deferred tax liabilities. Refer to Note 16 for deferred income tax.

13. Earnings per share

          The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):

	2015	2016

Loss attributable to equity holders (as restated) ($'000)	(504,076)	(940,749)
Less: Allocation of loss to non-controlling interest (as restated) ($'000)	(68,428)	(114,357)
Loss attributable to IHS common shareholders (as restated) ($'000)	(435,648)	(826,392)
Basic weighted average shares outstanding ('000)	109,438,399	119,700,839
Dilutive securities ('000)	45,551,807	25,350,500
Diluted weighted average common shares outstanding ('000)	154,990,205	145,051,339
Loss per share:
Basic loss per share ($)	(0.00398)	(0.00690)
Diluted loss per share ($)	(0.00398)	(0.00690)

          Dilutive securities include warrants, share-based compensation and the MTN exchange right, but these securities are anti-dilutive and thus do not impact diluted loss per share.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

14. Property, plant and equipment

	Towers and tower equipment $'000 Restated	Land and buildings $'000	Furniture and office equipment $'000	Motor vehicles $'000	Capital work in progress $'000	Total $'000

Cost
At January 1, 2015, as previously reported	1,415,643	29,013	5,601	14,413	95,351	1,560,021
Prior period adjustments, see note 2.1.1	22,563	—	—	—	—	22,563

At January 1, 2015, as restated	1,438,206	29,013	5,601	14,413	95,351	1,582,584
Additions during the year	278,164	10,926	7,104	9,758	3,343	309,295
Additions through business combination	480,448	—	—	—	—	480,448
Reclassification	908	3,382	—	—	(4,290)	—
Disposal	(11,221)	(102)	(695)	(254)	—	(12,272)
Effects of movement in exchange rates	(224,536)	(4,730)	(646)	(2,480)	(15,680)	(248,072)

At December 31, 2015, as restated	1,961,969	38,489	11,364	21,437	78,724	2,111,983

At January 1, 2016, as previously reported	1,956,796	38,489	11,364	21,437	78,724	2,106,810
Prior period adjustments	5,173	—	—	—	—	5,173

At January 1, 2016, as restated	1,961,969	38,489	11,364	21,437	78,724	2,111,983
Additions during the year	31,301	11,303	2,326	3,170	214,820	262,920
Additions through business combination	85,314	592	272	230	1,211	87,619
Reclassification	215,778	4,638	—	—	(220,416)	—
Transfers from advance payments	327,076	4,050	—	—	—	331,126
Disposal	(21,900)	—	(168)	(1,382)	—	(23,450)
Effects of movement in exchange rates, as restated	(545,770)	(18,583)	(2,790)	(3,761)	(10,214)	(581,118)

At December 31, 2016, as restated	2,053,768	40,489	11,004	19,694	64,125	2,189,080

Accumulated depreciation
At January 1, 2015, as previously reported	129,399	412	4,167	5,069	—	139,047
Prior period adjustments	1,140	—	—	—	—	1,140

At January 1, 2015, as restated	130,539	412	4,167	5,069	—	140,187
Charge for the year	156,651	206	2,420	4,733	—	164,010
Disposal	(10,840)	—	(160)	(187)	—	(11,187)
Effects of movement in exchange rates	(3,083)	(70)	(1,587)	(788)	—	(5,528)

At December 31, 2015	273,267	548	4,840	8,827	—	287,482

At January 1, 2016, as previously reported	275,837	548	4,839	8,827	—	290,051
Prior period adjustments	(2,570)	—	1	—	—	(2,569)
At January 1, 2016, as restated	273,267	548	4,840	8,827	—	287,482
Charge for the year, as restated	235,832	363	2,599	4,162	—	242,956
Disposal, as restated	(14,888)	—	(74)	(1,097)	—	(16,059)
Effects of movement in exchange rates, as restated	(33,336)	(58)	(402)	(132)	—	(33,928)

At December 31, 2016, as restated	460,875	853	6,963	11,760	—	480,451

Net book value
At December 31, 2015, as restated	1,688,702	37,941	6,524	12,610	78,724	1,824,501

At December 31, 2016, as restated	1,592,893	39,636	4,041	7,934	64,125	1,708,629

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

14. Property, plant and equipment (Continued)

          Capital work in progress comprises mainly tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

	2015 $'000 Restated	2016 $'000 Restated

(i) Depreciation expense has been included in cost of sales and administrative expenses in the statement of comprehensive income split as below:
Cost of sales (note 7)	160,830	232,957
Administrative expense (note 8)	3,180	9,999

	164,010	242,956

(ii) Leased assets included in motor vehicles above consist of:
Cost of capitalized finance lease	2,109	1,187
Accumulated depreciation	(1,465)	(1,172)

Net book amount	644	15

(iii) Analysis of additions to property, plant and equipment
Additions through cash-construction work in progress	3,343	214,820
Additions through increase in decommissioning estimates	6,087	4,950
Additions through cash-others	299,865	43,150

	309,295	262,920

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

15. Goodwill and other intangible assets

	Goodwill $'000	Customer-related intangible assets $'000	Network-related intangible assets $'000	Licenses $'000	Software $'000	Total $'000

Cost
At January 1, 2015, as previously reported	454,959	350,550	57,014	14,604	583	877,710
Additions during the year	—	—	—	—	835	835
Additions through business combination, as restated	396,400	317,048	24,070	—	—	737,518
Effects of movement in exchange rates, as restated	(93,262)	(56,146)	(7,955)	(1,446)	(76)	(158,885)

At December 31, 2015, as restated	758,097	611,452	73,129	13,158	1,342	1,457,178

At January 1, 2016, as previously reported	761,636	636,968	75,053	13,158	1,342	1,488,157
Prior period adjustments	(3,539)	(25,516)	(1,924)	—	—	(30,979)

At January 1, 2016, as restated	758,097	611,452	73,129	13,158	1,342	1,457,178
Additions during the year	—	—	—	5	5,287	5,292
Additions through business combination	95,500	212,893	—	2	59	308,454
Effects of movement in exchange rates	(242,375)	(248,286)	(23,225)	(491)	46	(514,331)

At December 31, 2016, as restated	611,222	576,059	49,904	12,674	6,734	1,256,593

Accumulated depreciation and impairments
At January 1, 2015, as previously reported	251	6,862	1,605	1,080	295	10,093
Charge for the year, as restated	—	15,267	4,302	796	293	20,658
Effects of movement in exchange rates, as restated	—	(912)	(251)	(120)	(45)	(1,328)

At December 31, 2015, as restated	251	21,217	5,656	1,756	543	29,423

At January 1, 2016, as previously reported	251	21,304	5,669	1,756	543	29,523
Prior period adjustments	—	(87)	(13)	—	—	(100)

At January 1, 2016, as restated	251	21,217	5,656	1,756	543	29,423
Charge for the year, as restated	—	21,996	4,309	772	1,537	28,614
Effects of movement in exchange rates, as restated	—	(7,647)	(2,274)	(97)	226	(9,792)

At December 31, 2016, as restated	251	35,566	7,691	2,431	2,306	48,245

Carrying value
At December 31, 2015, as restated	757,846	590,235	67,473	11,402	799	1,427,755

At December 31, 2016, as restated	610,971	540,493	42,213	10,243	4,428	1,208,348

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

15. Goodwill and other intangible assets (Continued)

          Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.

          Amortization expense has been included in cost of sales and administrative expenses in the statement of comprehensive income as below:

	2015 $'000	2016 $'000

Cost of sales (note 7)	19,568	27,364
Administrative expense (note 8)	1,090	1,250

	20,658	28,614

15.1  Allocation of goodwill

          Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers (Nigeria) Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d'Ivoire S.A., IHS Rwanda Group and IHS Zambia Group as the main CGUs. IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Zambia Group and IHS Rwanda Group, CGUs related to the Nigeria & Southern Africa reportable segment and IHS Cameroon S.A. and IHS Côte d'Ivoire S.A CGUs related to the West & Central Africa reportable

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

15. Goodwill and other intangible assets (Continued)

segment. Goodwill is monitored by management at CGU level. The following is a summary of goodwill allocation for each CGU.

	Opening balance $'000	Additions $'000	Effects of movement in exchange rates $'000	Closing balance $'000

2016
IHS Nigeria Limited	132,310	—	(46,928)	85,382
INT Towers Limited	468,431	—	(166,147)	302,284
IHS Towers NG Limited	—	95,500	(33,872)	61,628
IHS Cameroon S.A.	42,889	—	(1,601)	41,288
IHS Côte d'Ivoire S.A.	21,270	—	(794)	20,476
IHS Zambia Group	76,914	—	8,390	85,304
IHS Rwanda Group	16,032	—	(1,423)	14,609

Total	757,846	95,500	(242,375)	610,971

2015
IHS Nigeria Limited	143,047	17,628	(28,365)	132,310
INT Towers Limited	197,828	297,819	(27,216)	468,431
IHS Cameroon S.A.	47,613	—	(4,724)	42,889
IHS Côte d'Ivoire S.A.	23,613	—	(2,343)	21,270
IHS Zambia Group	29,106	77,637	(29,829)	76,914
IHS Rwanda Group	13,501	3,316	(785)	16,032

Total	454,708	396,400	(93,262)	757,846

          The recoverable amount of the CGU was determined based on value-in-use calculations. These calculations used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. Within the five-year period, revenue growth rates are based on past experience and expected future developments in the Group's CGUs. The weighted average growth rates used are consistent with the forecasts included in industry reports. Cash flows beyond the five-year period were valued using the estimated terminal growth rates stated below. The terminal growth rates did not exceed the long-term average growth rate for the infrastructure business in which each CGU operates.

          The key assumptions to which the value-in-use calculations are most sensitive are:

  •
  revenue assumptions (taking into account tenancy rates) and the direct effect these have on gross profit margins;

  •
  discount rates; and

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

15. Goodwill and other intangible assets (Continued)

    terminal growth rates.

	Discount rate	Terminal growth rate	Tenancy ratio	Gross margins (excluding depreciation & amortization)

2016
IHS Nigeria Limited	17.1%	3.20%	1.79x - 3.00x	60.2% - 70.4%
INT Towers Limited	17.0%	3.20%	1.62x - 3.26x	44.5% - 60.7%
IHS Towers NG Limited	17.8%	3.20%	2.86x - 3.52x	56.8% - 65.7%
IHS Cameroon S.A.	12.3%	3.20%	2.67x - 4.91x	52.7% - 63.1%
IHS Côte d'Ivoire S.A.	11.0%	3.20%	1.63x - 2.91x	52.9% - 61.9%
IHS Zambia Group	17.6%	3.20%	1.77x - 2.39x	65.5% - 69.4%
IHS Rwanda Group	14.2%	3.20%	1.92x - 2.90x	49.1% - 62.5%
2015
IHS Nigeria Limited	13.0%	0%	1.36x - 1.81x	61.4% - 66.6%
INT Towers Limited	12.9%	0%	1.21x - 2.15x	40.0% - 52.7%
IHS Towers NG Limited	n.a.	n.a.	n.a.	n.a.
IHS Cameroon S.A.	12.4%	0%	1.54x - 1.95x	51.4% - 59.5%
IHS Côte d'Ivoire S.A.	12.7%	0%	1.63x - 1.92x	57.4% - 62.6%
IHS Zambia Group	14.6%	0%	1.66x - 2.21x	51.2% - 63.7%
IHS Rwanda Group	12.8%	0%	1.81x - 2.14x	51.0% - 56.8%

          In 2016, the Group applied the same terminal growth rate of 3.20% as that rate represented the most conservative minimum growth rate across the regions. In 2015, the Group applied a terminal growth rate of 0% to perform a conservative value-in-use calculation. At 3.2% and 0% in 2016 and 2015, respectively, these terminal growth rate assumptions did not indicate an impairment.

Sensitivity analysis

          Management have considered and assessed reasonably possible changes for key assumptions and have identified those individual instances that would cause the carrying amount to exceed the recoverable amount resulting in an impairment:

	IHS Nigeria	INT Towers Limited	IHS Towers NG Limited	IHS Cameroon S.A.	IHS Côte d'Ivoire S.A.	IHS Zambia Group	IHS Rwanda Group

% Rise in discount rate	Increase by 28.2 pp	Increase by 11.3 pp	Increase by 5.3pp	Increase by 13.4pp	Increase by 8.0pp	Increase by 3.5pp	Increase by 10.4pp
Decrease in tenancy ratio	Decrease by an average of 1.01x over 4 years	Decrease by an average of 0.66x over 4 years	Decrease by an average of 0.47x over 4 years	Decrease by an average of 1.40x over 4 years	Decrease by an average of 0.51x over 4 years	Decrease by an average of 0.19x over 4 years	Decrease by an average of 0.68x over 4 years
Gross margin (excluding depreciation and amortization)	Decrease by an average of 11.2 pp over 4 years	Decrease by an average of 6.3 pp over 4 years	Decrease by an average of 3.1 pp over 4 years	Decrease by an average of 8.7 pp over 4 years	Decrease by an average of 5.9 pp over 4 years	Decrease by an average of 2.0 pp over 4 years	Decrease by An average of 6.7 pp over 4 years

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

16. Deferred income tax

	2015 $'000 Restated	2016 $'000 Restated

Deferred income tax assets	56,147	22,393
Deferred income tax liabilities	(253,650)	(32,014)

Net deferred tax liabilities	(197,503)	(9,621)

          Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority and are classified on a net basis within either deferred tax assets or deferred tax liabilities. These net country amounts are aggregated according to their asset or liability position and presented as then aggregated in the statement of financial position:

	2015 $'000 Restated	2016 $'000 Restated

Deferred income tax assets
Property, plant and equipment	9,090	(64,950)
Intangible assets	(8,356)	(27,670)
Provisions	962	12,893
Loans and derivatives	49,581	—
Unutilized capital allowances	—	96,480
Unrealized exchange differences	4,870	—
Tax losses	—	5,640

Total	56,147	22,393

Deferred income tax asset
— to be recovered after 12 months	55,166	9,500
— to be recovered within 12 months	981	12,893

	56,147	22,393

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
NOTES TO THE FINANCIAL STATEMENTS

16. Deferred income tax (Continued)

	2015 $'000 Restated	2016 $'000 Restated

Deferred income tax liabilities
Property, plant and equipment	(95,026)	(125,682)
Intangible assets	(192,463)	(155,870)
Provisions	13,419	18,455
Timing differences on loans	(23,661)	32,106
Unrealized foreign exchange	44,081	102,937
Tax losses	—	81,835
Unutilized capital allowances	—	14,205

Total	(253,650)	(32,014)

Deferred income tax liabilities
— to be recovered after 12 months	(82,192)	(50,469)
— to be recovered within 12 months	(171,458)	18,455

	(253,650)	(32,014)

          The Group has recognized deferred income tax assets based on a five-year cash flow projection in which the Group is expected to make a taxable profit in the foreseeable future, based upon an analysis of the utilization of tax losses according to a five-year projection of future cash

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

16. Deferred income tax (Continued)

flows. The amount of deferred income tax assets (including tax losses) not recognized in the statement of financial position was US$172 million (2015: US$102million).

	Property, plant and equipment $'000	Provisions/ share-based payments obligation $'000	Intangible assets $'000	Loans and derivatives $'000	Unrealized exchange differences/ tax losses $'000	Total $'000

Net deferred income tax
At January 1, 2015, as previously reported	69,998	464	(91,628)	—	254	(20,912)
Prior period adjustments	(7,329)	8,410	—	8,652	—	9,733

At January 1, 2015, as restated	62,669	8,874	(91,628)	8,652	254	(11,179)
Tax (charge)/income as restated	(69,711)	5,998	(22,858)	7,199	46,730	(32,642)
Deferred income tax on business combination	(87,874)	—	(94,636)	8,996	—	(173,514)
Effects of movement in exchange rates as restated	8,980	719	8,303	1,024	806	19,832

At December 31, 2015, as restated	(85,936)	15,591	(200,819)	25,871	47,790	(197,503)

At January 1, 2016, as previously reported	(82,458)	6,244	(209,045)	43,800	48,951	(192,508)
Prior period adjustments	(3,478)	9,347	8,226	(17,929)	(1,161)	(4,995)

At January 1, 2016, as restated	(85,936)	15,591	(200,819)	25,871	47,790	(197,503)
Tax (charge)/income, as restated	(110,859)	12,694	100,749	7,564	175,771	185,919
Deferred income tax on business combination	4,899	—	(68,126)	(7,026)	70,253	—
Effects of movement in exchange rates, as restated	1,264	3,063	(15,344)	5,697	7,283	1,963

At December 31, 2016, as restated	(190,632)	31,348	(183,540)	32,106	301,097	(9,621)

17. Inventories

	2015 $'000	2016 $'000

Stock of materials	29,279	32,151

          Inventories are measured at lower of cost and net realisable value.

18. Derivative financial instruments

          The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and comprehensive income. The related net foreign exchange gain (loss) is included in finance income and costs in note 10.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

18. Derivative financial instruments (Continued)

          The underlying contractual notional amount for the derivative instruments is as follows, as of December 31, of each of the following years:

	2015 $'000	2016 $'000

Derivative instrument
Non-deliverable forwards	—	110,014
Cross-currency swaps	—	8,000
Embedded options	—	800,000
Interest rate hedge caps	960,710	1,019,276

	960,710	1,937,290

          The fair value balances are as follows:

	2015 $'000	2016 $'000

Derivative instrument
Non-deliverable forwards	—	25,041
Cross-currency swaps	—	(313)
Embedded options in bonds	—	2,650
Interest rate hedge caps	690	—

	690	27,378

          The change in fair value of the derivative instruments has been recorded in the statement of comprehensive income as follows:

	2015 $'000	2016 $'000

Derivative instrument
Non-deliverable forwards	—	25,041
Cross-currency swaps	—	(313)
Embedded options in bonds	—	4,770
Interest rate hedge caps	(876)	(690)

	(876)	28,808

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

18. Derivative financial instruments (Continued)

          The credit ratings of the Group's derivative financial instrument assets at December 31, 2016 and 2015 based on publicly reported Fitch ratings

Derivative financial instrument assets	2015 $'000	2016 $'000

B	—	25,041
Not rated	690	2,650

	690	27,691

19. Trade and other receivables

	2015 $'000 Restated	2016 $'000 Restated

Current
Trade receivables*	94,652	197,778
Less: impairment provisions	(5,663)	(15,014)
Net trade receivables	88,989	182,764
Other receivables*	8,913	16,170
Prepaid land rent	37,165	27,596
Other prepaid expense	13,070	12,450
Advance payments	14,049	3,486
Withholding tax	16,171	19,193
VAT receivables	26,321	13,886

	204,678	275,545

Non-current
Prepaid land rent	121,920	77,167
Payment in advance for property, plant and equipment	339,975	224,217

	461,895	301,384

*
The fair value is equal to their carrying amount.

          Payment in advance for property, plant and equipment relates to future supply of tower and tower equipment.

          All non-current receivables are due within ten years (2015: nine years) from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period.

          The Group does not secure any collateral for its trade receivables. Refer to note 4 (c) for further information on trade and other receivables.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

20. Cash and cash equivalents

	2015 $'000	2016 $'000

Cash at bank	614,644	476,078
Restricted cash	4,682	—

Cash and cash equivalents	619,326	476,078

          Restricted cash includes cash and cash equivalents held by the Group, which were set aside for the payment of bank loan principal and interest when due.

          The credit ratings of the Group's principal banking partners at December 31, 2016 and 2015, based on publicly reported Fitch ratings. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2016 and 2015 as a result of bank failures.

	2015 $'000	2016 $'000

Cash and cash equivalents
AAA	67,967	23,523
A+	324,337	136,890
A	30,178	84,184
B+	2,436	6,154
B	193,196	215,552
BBB–	826	9,479
Not rated	386	296

	619,326	476,078

21. Trade and other payables

	2015 $'000 Restated	2016 $'000 Restated

Trade payables	197,630	185,564
Deferred revenue	3,808	22,356
Withholding tax payable	3,277	2,818
Payroll and other related statutory liabilities	5,171	8,261
Other payables	34,674	49,446

	244,560	268,445

          Other payables includes an amount payable to Nigeria Tower Interco B.V. from IHS Netherlands Cöoperatief U.A. of US$28.6 million (2015: US$28.6 million).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

22. Borrowings

	2015 $'000 Restated	2016 $'000 Restated

Non-current
External debt (22.1)	1,112,635	1,623,142
Senior Notes, as restated (note 2.1.1)	—	790,972
Bank borrowings	1,112,635	832,170
Finance lease liabilities (note 22.2)	26	—
Loan from non-controlling interest (note 31.3)	244,809	281,650

	1,357,470	1,904,792

Current
External debt (22.1)	124,383	98,995
Senior Notes	—	14,024
Bank borrowings	124,383	84,971
Finance lease liabilities (note 22.2)	445	—
	124,828	98,995

Total borrowings	1,482,298	2,003,787

22.1  External debt

          External debt is made up of the following:

	Currency	Maturity date	Interest rate	2016 $'000

Senior notes
IHS Netherlands Holdco B.V.	US Dollar	2021	9.5%	792,198
IHS Towers Netherlands FinCo B.V. as restated (note 2.1.1)	US Dollar	2019	8.375%	12,798
Bank borrowings
IHS Nigeria Limited	Nigerian Naira	2021	2.5% + NIBOR	87,676
INT Towers Limited	Nigerian Naira	2022	1.75% + NIBOR	90,897
INT Towers Limited	US Dollar	2022	5.25% + LIBOR	391,094
IHS Cameroon S.A.	CFA Franc	2020	6.5%	67,050
IHS Cameroon S.A.	Euro	2020	3.75%	44,807
IHS Côte d' Ivoire S.A.	CFA Franc	2020	6%	65,991
IHS Côte d' Ivoire S.A.	Euro	2020	3.75%	30,089
IHS Zambia Limited	US Dollar	2021	6.5% + LIBOR	102,353
IHS Rwanda Limited	Rwandan Franc	2021	16%	8,816
IHS Rwanda Limited	US Dollar	2022	6.5% + LIBOR	28,368

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

22. Borrowings (Continued)

	Currency	Maturity date	Interest rate	2015 $'000

Bank borrowings
IHS Nigeria Limited	Nigerian Naira	2021	14.97% + NIBOR	78,495
IHS Nigeria Limited	US Dollar	2022	7.7% + LIBOR	472,104
INT Towers Limited	Nigerian Naira	2022	1.75% + NIBOR	79,656
INT Towers Limited	US Dollar	2022	5.25% + LIBOR	238,267
IHS Cameroon S.A.	CFA Franc	2020	6.5%	69,204
IHS Cameroon S.A.	Euro	2020	3.75%	46,552
IHS Côte d' Ivoire S.A.	CFA Franc	2020	6%	68,148
IHS Côte d' Ivoire S.A.	Euro	2020	3.75%	31,295
IHS Zambia Limited	US Dollar	2021	6.5% + LIBOR	118,656
IHS Rwanda Limited	Rwandan Franc	2021	16%	10,517
IHS Rwanda Limited	US Dollar	2022	6.5% + LIBOR	24,125

i.       Senior Notes

IHS Netherlands Holdco B.V

          IHS Netherlands Holdco B.V. issued US$800 million 9.5% Senior Notes due 2021 under a Senior Notes Indenture dated as of October 27, 2016 between the Issuer (IHS Netherlands Holdco B.V.), the Guarantors (each of IHS Netherlands NG1 B.V., IHS Nigeria Limited, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Tower Infrastructure Company Limited and IHS Netherlands FinCo NG B.V.), the Trustee (Citibank N.A., London branch), the Principal Paying Agent and Transfer Agent (Citibank N.A., London branch) and the Registrar (Citibank N.A., London branch).

          The Notes have a tenor of five years from the date of issue, interest is payable biannually and the principal is repayable in full on maturity. Negative covenants of the Notes, among other things, restrict the ability of IHS Netherlands Holdco B.V. and its subsidiaries to:

  •
  incur or guarantee additional indebtedness and issue certain preferred stock;

  •
  make certain restricted payments and investments, including dividends or other distributions;

  •
  create or incur certain liens;

  •
  enter into agreements that restrict the ability of restricted subsidiaries to pay dividends;

  •
  transfer or sell certain assets;

  •
  merge or consolidate with other entities; and

  •
  enter into certain transactions with affiliates.

          In addition, the IHS Netherlands Holdco B.V. must provide to the Trustee, and to holders of the Notes, certain annual and quarterly reports.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

22. Borrowings (Continued)

          The proceeds from the issued notes were used to repay the US$500 million fully drawn down syndicated loan facility in IHS Nigeria, the related interests and fees; and US$236.9 million of the US$250 million 8.375% Senior Guaranteed Notes due 2019 issued by IHS Towers Netherlands FinCo B.V. (formerly Helios Towers Finance Netherlands B.V.), the related interests and fees.

          The US$800 million Bond Notes are the senior obligations of the Issuer and rank equal in right of payment with all of the Issuer's existing and future senior indebtedness (including the Issuer's guarantee of the US$120 million Revolving Credit Facility of IHS Holding Limited (the "IHS Holding RCF"). The Notes are fully and unconditionally guaranteed jointly and severally on a senior basis by the subsidiaries of the Issuer (the "Guarantors"). The Guarantees rank equal in right of payment with all of each Guarantor's existing and future senior indebtedness (including each Guarantor's guarantee of the IHS Holding RCF).

IHS Towers Netherlands FinCo B.V

          At June 10, 2016, IHS Netherlands FinCo B.V. (then Helios Towers Finance Netherlands B.V.) had in issue a US$250 million 8.375% Senior Guaranteed Notes which was fully subscribed. The bond has a tenor of 5 years from the issue date and its principal is repayable in full on the maturity date (July 15, 2019). Interest is payable semi-annually at an annual interest rate of 8.375%.

          On October 27, 2016, IHS Netherlands FinCo B.V. redeemed US$236.9 million of the existing US$250 million 8.375% Senior Guaranteed Notes.

          The remaining US$13.1 million portion of the US$250 million 8.375% Senior Guaranteed Notes issued by IHS Netherlands FinCo B.V. ("FinCo Notes") constitutes senior unsecured obligations of the FinCo and rank pari passu in right of payment with all of the FinCo's existing and future indebtedness that is not subordinated in right of payment to the FinCo Notes (including the FinCo guarantee of the US$120 million IHS Holding RCF entered into on August 25, 2016, as amended. The Holdco Notes are unconditionally guaranteed jointly and severally by the IHS Towers Nigeria Limited and Tower Infrastructure Company Limited (the "Guarantors"). The guarantees rank pari passu in right of payment with all existing and future Indebtedness of each Guarantor that is not subordinated in right of payment to such guarantee (including each Guarantor's guarantee of the IHS Holding RCF).

ii.      Bank borrowings

IHS Nigeria Limited

          On October 27, 2016, IHS Nigeria Limited fully drew down (2015: Nil) its 26.5 billion (2015: Nil) syndicated loan facility due to First City Monument Bank PLC, United Bank for Africa (UBA) and Ecobank Nigeria Limited (lead arranger).

          On October 27, 2016, IHS Nigeria Limited repaid its 16.501 billion and US$500 million fully drawn down syndicated loan facility due to International Finance Corporation (IFC), Industrial & Commercial Bank of China (ICBC), Standard Bank of South Africa Limited, Stanbic IBTC Bank Nigeria Plc., Standard Chartered Bank, London, Standard Chartered Bank, Nigeria, Ecobank Nigeria

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

22. Borrowings (Continued)

Limited, Investec Asset Management (PTY) Limited, United Bank for Africa (UBA), First Securities Discount House (FSDH) Merchant Bank, and Ecobank Nigeria Limited (lead arranger).

INT Towers Limited

          INT Towers Limited had a US$800 million (2015: US$800 million) loan facility as at December 31, 2016. The facility was split into US$560 million and 38.27 billion. As at December 31, 2016, US$399 million (2015: US$231 million) and 27.27 billion (2015: 15.78 billion) was drawn down. The US$800 million facility was provided by ABSA Bank Limited, Citibank London, FirstRand Bank Limited, Standard Bank of South Africa Limited, Stanbic IBTC Bank Plc, Standard Chartered Bank (SCB), United Bank for Africa Plc (UBA) and Ecobank Nigeria Limited. Interest on these loans is paid on a quarterly basis. See Note 31 for further information on the Group's relationship with INT Towers Limited.

IHS Cameroon S.A.

          IHS Cameroon S.A. restructured its loan in 2015. The loan was restructured from FCFA52 billion in 2014 to FCFA42 billion and €43 million in 2015. The facility was fully drawn down in 2015. The FCFA facility was from Ecobank Cameroon, Ecobank Congo, Ecobank Gabon, Société Générale Cameroon, Société Générale Congo, Société Générale Congo and Société Générale en Guinée Equatoriale while the Euro facility was provided to IHS Cameroon S.A. by Citibank NA London branch and Standard Chartered Bank.

IHS Côte d'Ivoire S.A.

          IHS Côte d'Ivoire restructured its loan in 2015. The loan was restructured from FCFA50 billion in 2014 to FCFA35.1 billion and €29 million in 2015. The facility was fully drawn down in 2015. The facility was from Citibank Côte d'Ivoire, Ecobank Côte d'Ivoire, Société Générale de Banques en Côte d'Ivoire, Standard Bank of South Africa Limited and Standard Chartered Bank.

          After the year-end (August 11, 2017), IHS Côte d'Ivoire S.A. refinanced the Euro loan facility to €120 million.

IHS Zambia Limited

          IHS Zambia Limited had a fully drawn down US$120 million loan facility as at December 31, 2016 (2015: US$120 million). As at December 31, 2016, the outstanding principal balance was US$102.86 million (2015: US$120 million). The facility was from SCB SYN UW, Standard Chartered Bank, BMCE Bank International Plc, Federated Project and Trade Finance, IAL Credit Opps 7A UPF Z, Investec Africa Credit Opportunitie, Investec Credit Opportunities Fund, CDC Group Plc (2015: same).

          After the year-end (July 31, 2017), IHS Zambia Limited refinanced the loan facility to US$140 million.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

22. Borrowings (Continued)

IHS Rwanda Limited

          As at December 31, 2016, IHS Rwanda Limited had drawn down US$28.39 million and RWF8.7 billion (2015: US$24.9 million and RWF8.7 billion) from a US$45 million and RWF13.8 billion (2015: same) loan facilities. The US Dollar loan facility was from International Finance Corporation (IFC) and Nederlandadse Financiering's Maatschappij Voor Ontwikkellings Landen N.V (FMO) and RWF loan facility from Kenya Commercial Bank (KCB), I&M Bank, Access Rwanda Limited (Access) and Eco bank Rwanda Limited (lead arranger).

          Except for facilities in IHS Nigeria Limited, the Group has pledged all assets as collateral for the bank borrowings in each relevant jurisdiction.

22.2  Finance lease liabilities

          Lease liabilities are effectively secured as the right to the leased assets revert to the lessor in the event of default.

	2015 $'000	2016 $'000

Gross finance lease liabilities — minimum lease payments
Not later than one year	490	—
Later than one year and no later than five years	27	—
Later than five years	—	—

	517	—
Future finance charges on finance lease liabilities	(46)	—

	471	—

The carrying value of finance lease is as follows:
Not later than one year	445	—
Later than one year and no later than five years	26	—

	471	—

          All finance leases were settled in 2016.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

23. Provisions for other liabilities and charges

	2015 $'000 Restated	2016 $'000 Restated

At January 1, as previously reported	4,120	10,202
Prior period adjustments	24,626	27,160

At January 1, as restated	28,746	37,362
Additional provisions	6,087	4,950
Additions through business combinations	—	411
One-off decommissioning provision (through profit or loss)	—	3,475
Payments for tower and tower equipment decommissioning	—	(77)
Unwinding of discount	4,065	5,725
Effects of movement in exchange rates	(1,536)	(997)

At December 31	37,362	50,849

Analysis of total decommissioning and site restoration provisions:
Non-current	37,362	50,849
Current	—	—

	37,362	50,849

          One-off decommissioning provision relates to the one-off cost on the acquisition of Helios Towers Nigeria Limited in relation to dormant towers with no active tenants acquired as part of the tower portfolio.

(a)    Decommissioning and site restoration obligation

          This relates to the probable obligation that the Group may incur on the leased land in which its towers are sited. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

          The provisions have been created based on the decommissioning experts' estimates and management's experience of the specific situations. Assumptions have been made based on the current economic environment current construction requirements, technology, price levels and expected plans for remediation. Management believes that these assumptions are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual decommissioning costs will however, ultimately depend upon future market prices for the necessary decommissioning works required that will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the lease term is terminated without renewal. This, in turn, will depend

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

23. Provisions for other liabilities and charges (Continued)

upon technological changes in the local and international telecommunication industries which are inherently uncertain.

          The discount rate applied was in line with the weighted average borrowing rate for the respective operating entities in the periods the assets were constructed/acquired. Below is the discount rate applied by each operating entity.

	Nigerian entities %	IHS Cameroon %	IHS Côte d'Ivoire %	IHS Zambia Group %	IHS Rwanda Group %

Discount rates
2016	17.0	5.5	9.0	6.7	16.0
2015	17.0	5.5	9.0	6.7	16.0

          Based on the simulation performed, the impact on post tax loss of a 5% (2015: 5%) shift in discount rate is given below:

	Increase/ (decrease) in equity

	2015 $'000	2016 $'000

Effect of 5% increase on post tax loss	(120)	(335)
Effect of 5% decrease on post tax loss	145	550

24. Stated capital

	Class A shares (US$0.037489 each)		Class B shares (US$0.037489 each)

	Number of shares '000	Stated capital $'000	Number of shares '000	Stated capital $'000

At January 1, 2015	84,291,284	2,104,988	15,337,847	492,965
Issued	13,390,595	502,000	2,614,100	98,000
Issued in exchange for IHS Nigeria Limited outstanding shares (note 26)	2,848,946	106,804	—	—
Issue costs	—	(13,062)	—	(2,103)

At December 31, 2015	100,530,825	2,700,730	17,951,947	588,862

Issued	3,586,908	154,640	1,054,327	45,455
Issue costs	—	(1,331)	—	(391)

At December 31, 2016	104,117,733	2,854,039	19,006,274	633,926

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

24. Stated capital (Continued)

          There is no limit over the number of equity shares that can be authorized.

          During the reporting period, IHS Holding Limited issued 3.59 billion Class A (2015: 13.39 billion) and 1.05 billion (2015: 2.61 billion) Class B shares to the existing shareholders at US$0.0431124 (2015: US$0.037489) each. The cash received was used to fund the IHS Towers NG Limited business combination (2015: INT Towers Limited, IHS Nigeria Limited and IHS Zambia Limited business combinations) and capital projects during the period.

          In addition to Class A and B shares, the Company has Class C shares, which shall only be issued pursuant to an approved employee stock plan. Summarized below are the terms of the shares.

  •
  Class A and B shares are at no par value.

  •
  Class A and B shares rank pari passu in all respects except that Class B shares shall accrue no voting rights.

  •
  Class C shares shall accrue no rights to vote.

          All Class A and B shares issued were fully paid up as at December 31, 2016 (2015: same).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

25. Other reserves

	Available- for-sale reserve $'000	Restructuring reserve $'000	Loss on transactions between owners $'000	Foreign exchange translation reserve $'000	Other reserves $'000	Total $'000

At January 1, 2015	(42)	4,019	(38,777)	(28,083)	(51)	(62,934)
Prior period adjustments	—	—	—	140	—	140

At January 1, 2015, as restated	(42)	4,019	(38,777)	(27,943)	(51)	(62,794)
Other comprehensive income	6	—	—	(96,715)	—	(96,709)
Acquisition of NCI without a change in control	—	—	(150,899)	—	—	(150,899)

At December 31, 2015	(36)	4,019	(189,676)	(124,658)	(51)	(310,402)

At January 1, 2016, as previously reported	(37)	4,019	(189,676)	(82,874)	(51)	(268,619)
Prior period adjustments	1	—	—	(41,784)	—	(41,783)

At January 1, 2016, as restated	(36)	4,019	(189,676)	(124,658)	(51)	(310,402)
Other comprehensive income	21	—	—	(225,382)	—	(225,361)
Transfer to retained losses	(1)	—	—	—	51	50

At December 31, 2016	(16)	4,019	(189,676)	(350,040)	—	(535,713)

Available-for-sale reserve

          This reserve is the accumulated gains and losses on the fair valuation of available-for-sale equity investments. It is a non-distributable reserve.

Restructuring reserve

          This reserve is the excess of consideration over net assets acquired business combinations under common control arising from Group restructuring. This is a non-distributable reserve.

Loss on transactions between owners

          This reserve is the accumulated loss arising from transactions between parent and non-controlling interest shareholders. It is a non-distributable reserve.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

25. Other reserves (Continued)

Foreign exchange translation reserve

          This reserve is the accumulated exchange gains and losses arising from the translation of foreign operations from those operations' functional currencies to the Group's reporting currency. It is a non-distributable reserve.

Other reserves

          The movement in Other reserves in the year ended December 31, 2016 represents the actuarial gain or loss on a gratuity scheme which has been realized and thus reclassified to retained losses. The Group no longer has any gratuity schemes or defined benefit obligations.

26. Non-controlling interests

	2015 $'000 Restated	2016 $'000 Restated

At January 1, as previously reported	121,281	161,278
Prior period adjustments	(18,384)	59,775

At January 1, as restated	102,897	221,053
Loss for the year	(68,428)	(114,357)
Other comprehensive income for the year	(24,973)	(31,931)
Acquisition of NCI without a change in control	44,821	—
Addition to NCI on acquisition of INT Towers Limited	166,736	—
Transfer to retained earnings	—	1
Fair value gain on loan to INT Towers Limited	—	1,810

At December 31	221,053	76,576

Acquisition of NCI without a change in control

          In 2012, the Group undertook a restructuring scheme to transfer ownership of IHS Nigeria Limited (then Plc.), the previous parent company of the Group, to IHS Holding Limited. The scheme was implemented in three stages, with the final stage taking place in the financial year 2015. The Group initially obtained control over IHS Nigeria Limited in 2012 and has retained control since that time.

	Preference shares '000	Ordinary shares '000	Total '000

At January 1, 2015
Shares of IHS Nigeria Limited owned by IHS Holding Limited	7,566,991	1,576,900	9,143,891
Total number of shares in issue by IHS Nigeria Limited	7,566,991	4,400,000	11,966,991
Percentage ownership of IHS Holding Limited	100%	36%	76%

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

26. Non-controlling interests (Continued)

          In June 2015, IHS Holding Limited issued one share in exchange for each of the 2,848,949,275 ordinary shares that was not yet owned by IHS Holding. Consequently, the scheme of arrangement was completed, and IHS Nigeria became a limited liability company. In December 2015, all the 7.991 billion preference shares of IHS Nigeria Limited were converted to ordinary share capital.

	Preference shares '000	Ordinary shares '000	Total '000

At December 31, 2015
Shares of IHS Nigeria Limited owned by IHS Holding Limited	7,991,410	4,400,000	12,391,410
Total number of shares in issue by IHS Nigeria Limited	7,991,410	4,400,000	12,391,410
Percentage ownership of IHS Holding Limited	100%	100%	100%

          As a result of IHS Holdings Limited now wholly owning IHS Nigeria Limited, the deficit amount relating to the residual non-controlling interest of US$44.80 million related to IHS Nigeria Limited was adjusted (Note 25).

          Consideration of US$106.80 million was paid in the form of shares issued in IHS Holdings Limited and was determined based on the fair value of the shares issued by IHS Holding Limited.

2015 $'000

Consideration for 2,848,949,275 outstanding shares (note 24)	106,804
Cash refunded by shareholder for 25,845,825 ordinary shares	(726)
Net consideration	106,078
Net (liabilities) acquired by IHS Holding Limited	(44,821)
Other capital reserves	150,899

27. Share-based payment obligation

          As of December 31, 2016, IHS maintained two share-based payment plans for employees:

          The long-term incentive plan 1 (the "LTIP1") and long-term incentive plan 2 (the "LTIP2") are granted in three tranches, each with a different exercise price, and provide for the grant of stock options exercisable for Class A or B ordinary shares. The exercise price represents the higher of two fixed per share amounts, one of which increases by a fixed percentage per number of years that have passed since the grant date. The options either vest in 25% portions, starting on the grant date (i.e. immediately) and every grant anniversary date thereafter until it fully vested (i.e. every year until the end of the third year) or in 33% portions, starting on the first grant anniversary date and every grant anniversary date thereafter until fully vested (i.e. every year until the end of the third year). Once vested, the options are not exercisable until the occurrence of a liquidity event (i.e. sale or listing). However, terminated employees with vested options may be cash-settled as applicable. The options are valid for seven or twelve years, after which they expire.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

27. Share-based payment obligation (Continued)

          Upon the occurrence of a liquidity event, all unvested options immediately vest and becoming exercisable. No share options expired during the year. No share options are exercisable at the end of the period.

(i)      Key elements of the IHS Share option plan are detailed below:

          The Company's LTIP1 and LTIP 2 plans may be cash or equity settled, as applicable. However, the Company has a present obligation to settle in cash and thus the options are accounted for as cash-settled instruments pursuant to IFRS 2. For cash-settled share-based payments, a liability equal to the portion of the services received is recognized at its current fair value determined at statement of financial position date:

	2015 $'000	2016 $'000

At January 1	7,924	101,200
Charged to profit or loss	94,330	88,364
Paid during the year	(1,054)	(194)

At December 31	101,200	189,370

          Movements in the number of share options outstanding are as follows:

	2015		2016

	Incentive plan 2	Incentive plan 1	Incentive plan 2	Incentive plan 1

Authorized	14,079,163	6,825,000	14,079,163	6,825,000
Issued
At January 1	—	6,107,750	13,797,580	6,249,300
Issued	13,867,976	413,950	—	—
Forfeited	(70,396)	(272,400)	—	(83,720)

At December 31	13,797,580	6,249,300	13,797,580	6,165,580

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

27. Share-based payment obligation (Continued)

          The weighted average exercise price is as follows:

	2015		2016

	Incentive plan 2 $	Incentive plan 1 $	Incentive plan 2 $	Incentive plan 1 $

Issued
At January 1	—	0.036110	0.042606	0.036861
Issued	0.042606	0.047452	—	—
Forfeited	0.042606	0.036110	—	0.043113

At December 31	0.042606	0.036861	0.042606	0.036776

(ii)    The assumptions used to carry out the valuation of the scheme are summarized in the table below.

          Each of the share option plans have been valued using a Black and Scholes model, an approach that is commonly used for similar IFRS 2 valuations. Since IHS Holding Limited is an unlisted company, the volatility assumption was based on an analysis of comparable listed companies. The significant inputs into the model were weighted average share price of each option at the grant date, exercise price shown above, volatility, expected life and an annual risk-free interest rate depending on the term to liquidity event and consequent exercise date. A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans, respectively.

	2015	2016

Weighted average fair value (US$)	0.008433	0.010544
Weighted average of key assumptions:
Share price (US$)	0.037489	0.043112
Expected term, in years	2.15	1.50
Risk-free interest rates	0.96% - 1.25%	0.74% - 1.40%
Expected volatility	31.9% - 33.5%	30.6% - 34.4%
Dividend yield	—	—

          No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

27. Share-based payment obligation (Continued)

          The tables below show the different exercise prices and the weighted-average remaining contractual life of the share options as at the grant date:

	2015		2016

	Incentive plan 2	Incentive plan 1	Incentive plan 2	Incentive plan 1

Description
Grant date — June 2014
Weighted-average remaining contractual life (years)	—	5.42	—	5.42
Expiry date	—	June 2021	—	June 2021
Exercise/strike price (US$) — Tranche 1	—	0.026079	—	0.026079
Exercise/strike price (US$) — Tranche 2	—	0.036110	—	0.036110
Exercise/strike price (US$) — Tranche 3	—	0.046140	—	0.046140
Grant date — February 2015
Weighted-average remaining contractual life (years)	11.08	11.08	10.09	10.09
Expiry date	January 2027	January 2027	January 2027	January 2027
Exercise/strike price (US$) — Tranche 1	0.037738	0.037738	0.037738	0.037738
Exercise/strike price (US$) — Tranche 2	0.040500	0.040500	0.040500	0.040500
Exercise/strike price (US$) — Tranche 3	0.049579	0.049579	0.049579	0.049579
Grant date — September 2015
Weighted-average remaining contractual life (years)	11.67	6.67	10.67	5.67
Expiry date	August 2027	August 2022	August 2027	August 2022
Exercise/strike price (US$) — Tranche 1	0.037738	0.043398	0.037738	0.043398
Exercise/strike price (US$) — Tranche 2	0.040500	0.046573	0.040500	0.046573
Exercise/strike price (US$) — Tranche 3	0.049579	0.057016	0.049579	0.057016

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

27. Share-based payment obligation (Continued)

          The weighted-average remaining contractual life shown in the table above is simply the period of time from the valuation date to the expiry date of each of the options.

	2015		2016

	Incentive plan 2	Incentive plan 1	Incentive plan 2	Incentive plan 1

Share price at valuation date	0.037489	0.0374890	0.043112	0.043112
Grant date — June 2014
Options in force — Tranche 1	—	1,937,533,333	—	1,924,793,333
Options in force — Tranche 2	—	1,937,533,333	—	1,924,793,333
Options in force — Tranche 3	—	1,937,533,333	—	1,924,793,333
Grant date — February 2015
Options in force — Tranche 1	3,167,811,768	33,333,333	3,167,811,768	33,333,333
Options in force — Tranche 2	3,167,811,768	33,333,333	3,167,811,768	33,333,333
Options in force — Tranche 3	3,167,811,768	33,333,333	3,167,811,768	33,333,333
Grant date — September 2015
Options in force — Tranche 1	1,431,381,614	104,650,000	1,431,381,614	89,483,333
Options in force — Tranche 2	1,431,381,614	104,650,000	1,431,381,614	89,483,333
Options in force — Tranche 3	1,431,381,614	104,650,000	1,431,381,614	89,483,333
Probability of liquidity event occurring (over the entire option period)	100.00%	100.00%	100.00%	100.00%
Risk-free rate	US Dollar Swap Curve	US Dollar Swap Curve	US Constant Maturity Curve	US Constant Maturity Curve
Forfeiture rate (per annum)	10.00%	5.00%	5.00%	10.00%

          The table below shows the total expense that was recognized for the financial years presented for the Group.

	2015			2016

	Incentive plan 2 $'000	Incentive plan 1 $'000	Total $'000	Incentive plan 2 $'000	Incentive plan 1 $'000	Total $'000

Grant date — June 2014
Options in force — Tranche 1	—	13,425	13,425	—	10,585	10,585
Options in force — Tranche 2	—	7,999	7,999	—	4,833	4,833
Options in force — Tranche 3	—	3,938	3,938	—	1,103	1,103
Grant date — February 2015
Options in force — Tranche 1	14,369	142	14,511	11,935	130	12,065
Options in force — Tranche 2	12,078	119	12,197	9,440	104	9,544
Options in force — Tranche 3	26,703	66	26,769	20,008	44	20,052
Grant date — September 2015
Options in force — Tranche 1	4,035	94	4,129	7,872	313	8,185
Options in force — Tranche 2	3,443	78	3,521	6,574	253	6,827
Options in force — Tranche 3	7,798	43	7,841	15,045	125	15,170
	68,426	25,904	94,330	70,874	17,490	88,364

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

27. Share-based payment obligation (Continued)

          The movement shown in the table above relates to the movement for the year ended December 31, 2016 and December 31, 2015. It does not account for any future expenses that should be recognized.

Sensitivity analysis

          The table below shows the impact on the Group's loss for the period ended December 31, 2016 if the share price at valuation date had decreased or increased by 10%, with all other variables held constant.

	Effect of 10% decrease in share price			Effect of 10% increase in share price

	Incentive plan 2 $'000	Incentive plan 1 $'000	Total $'000	Incentive plan 2 $'000	Incentive plan 1 $'000	Total $'000

Grant date — June 2014
Options in force — Tranche 1		6,806	6,806		(7,141)	(7,141)
Options in force — Tranche 2		4,734	4,734		(5,466)	(5,466)
Options in force — Tranche 3		2,287	2,287		(3,063)	(3,063)
Grant date — February 2015
Options in force — Tranche 1	8,044	83	8,127	(9,174)	(95)	(9,269)
Options in force — Tranche 2	7,023	73	7,096	(8,273)	(85)	(8,358)
Options in force — Tranche 3	15,854	42	15,896	(18,321)	(55)	(18,376)
Grant date — September 2015
Options in force — Tranche 1	3,577	135	3,712	(4,059)	(162)	(4,221)
Options in force — Tranche 2	3,181	115	3,296	(3,715)	(142)	(3,857)
Options in force — Tranche 3	7,283	65	7,348	(8,251)	(87)	(8,338)
	44,962	14,340	59,302	(51,793)	(16,296)	(68,089)

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

27. Share-based payment obligation (Continued)

          The table below shows the total vested liability of the IHS share option plan and intrinsic value of vested options as at the valuation date of December 31, 2016.

	2015			2016

	Incentive plan 2 $'000	Incentive plan 1 $'000	Total $'000	Incentive plan 2 $'000	Incentive plan 1 $'000	Total $'000

Grant date — June 2014
Options in force — Tranche 1	—	17,931	17,931	—	28,451	28,451
Options in force — Tranche 2	—	9,825	9,825	—	14,593	14,593
Options in force — Tranche 3	—	4,476	4,476	—	5,515	5,515
Grant date — February 2015
Options in force — Tranche 1	14,369	142	14,511	26,304	272	26,576
Options in force — Tranche 2	12,078	119	12,197	21,518	223	21,741
Options in force — Tranche 3	26,703	66	26,769	46,711	110	46,821
Grant date — September 2015
Options in force — Tranche 1	4,035	94	4,129	11,907	407	12,314
Options in force — Tranche 2	3,443	78	3,521	10,017	331	10,348
Options in force — Tranche 3	7,798	43	7,841	22,843	168	23,011
	68,426	32,774	101,200	139,300	50,070	189,370

28. Warrants

(i)      Key elements

          The Group awarded warrants to some institutional investors which are valid for seven years, after which they expire. These warrants were issued in four different tranches, each of which has a different exercise price based on a multiple of the share price at the issue date.

          All the awarded warrants vest immediately on the grant date and are immediately exercisable over the lifetime of the warrant. Prior to the occurrence of a liquidity event, any warrant exercises would be gross settled by IHS. Following a liquidity event, warrant holders may choose for the warrants to be gross or net settled by IHS.

          The number of warrants and the share price at issue by warrant holder is given below:

	Share price at issue date ($)	Warrants (thousands)

ECP	0.020061	314,829
FMO	0.020061	83,954
Wendel	0.020061	259,859

          The warrants issued above were equally split between each of the four tranches on the issue date.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

28. Warrants (Continued)

          The exercise price by tranche is as follows:

Exercise price ($)

Tranche 1	0.030092
Tranche 2	0.040122
Tranche 3	0.050153
Tranche 4	0.060183

(ii)    Valuation methodology for the warrants

          The warrants have been valued using a Black and Scholes option pricing model. No dividends were assumed in performing the valuation as no dividend payments were expected as at the valuation dates.

          The main assumptions used to carry out the valuation of the warranty are summarized in the table below.

		2015		2016

Share price at issue date	US$	0.020061	US$	0.020061
Share price at valuation date	US$	0.0374890	US$	0.0431124
Exercise/strike price for different tranches		See above		See above
Options in force for Tranche 1		164,660,599		164,660,599
Options in force for Tranche 2		164,660,599		164,660,599
Options in force for Tranche 3		164,660,599		164,660,599
Options in force for Tranche 4		164,660,599		164,660,599
Expected life		2.15		1.50
IHS volatility		32.5%		33.0%
Risk-free rate		1.07%		1.01%

          Since IHS is an unlisted company, the volatility assumption of 33% (2015: 32.5%) was based on historical volatility of comparable listed companies. It was derived as the median of the comparable companies' volatility estimates.

          The table below shows the total fair value per tranche as at December 31, 2016 and December 31, 2015.

	2015 $'000	2016 $'000

Tranche 1	1,831	2,452
Tranche 2	1,051	1,395
Tranche 3	596	759
Tranche 4	342	419
	3,820	5,025

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

29. Cash from operations

	2015 $'000 Restated	2016 $'000 Restated

Reconciliation:
Loss before taxation	(462,622)	(1,117,027)

Adjustments:
Depreciation of property, plant and equipment (note 14)	164,010	242,956
Amortization of intangible assets (note 15)	20,658	28,614
Allowance for bad and doubtful debts (note 8)	—	8,711
Impairment of withholding tax receivable (note 8)	—	21,760
Amortization of site rent	45,870	48,903
Loss/(gain) on disposal of plant, property and equipment	(1,263)	4,518
Insurance income (note 9)	(342)	(2,055)
Interest expense (note 10.2)	127,115	197,043
Interest income (note 10.1)	(10,166)	(6,609)
Net foreign exchange gain on derivative instruments — unrealized (note 10.1)	—	(24,727)
Fair value loss on interest rate hedge cap (note 10.2)	876	690
Fair value loss on warrants revaluation	451	1,204
Fair value gain on embedded options (note 10.1)	—	(4,770)
Foreign exchange loss	273,221	978,718
Share-based payment expense (note 8)	94,330	88,364
One-off decommissioning provision	—	3,475
Decommissioning liability unwinding of interest (note 10.2)	4,065	5,725

Operating profit before working capital changes	256,203	475,493

Changes in working capital
Decrease/(increase) in inventory	(1,322)	(11,433)
Decrease/(increase) in trade and other receivables	25,889	(84,030)
Increase in trade and other payables	57,331	86,703

Net movement in working capital	81,898	(8,760)

Cash from operations	338,101	466,733

          Other working capital adjustments relates to withholding tax netting off and accrued consideration for acquisitions in 2015.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations

          For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions:

Acquisition	Timing

Helios Towers Nigeria Limited	June 2016
Airtel Networks Zambia Plc	September 2015
Emerging Markets Telecommunication Services Limited	August 2015
MTN Nigeria Communications Limited	July 2015
Airtel Rwanda Limited	February 2015

30.1  Helios Towers Nigeria Limited

          IHS Holding Limited acquired 100% of share capital of Helios Towers Nigeria Limited, a telecommunications services provider, with related passive infrastructure, inventory and ground leases on June 10, 2016. As part of the share purchase agreement, IHS acquired 1,211 towers as well as a managed services agreement on 369 towers owned by SWAP Technologies and Telecomms Plc. The acquisition is consistent with the Group's strategy to expand in selected geographic areas.

          The goodwill of US$95.5 million arising from the acquisition is attributable to the anticipated synergy effects of assets working together with existing assets and value in related intangible assets beyond their contractual life. None of the goodwill recognized is expected to be deductible for income tax purpose.

          The following table summarizes the considerations paid and the fair value of assets and liabilities acquired at the acquisition date; and the amounts of revenue and profit or loss of the

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

acquiree since the acquisition date included in the consolidated statement of income and comprehensive income.

2016 $'000

Cash consideration	235,938
Less: cash in business at the date of acquisition	(16,281)

Net cash consideration	219,657

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	85,314
Land and buildings	592
Furniture and office equipment	272
Motor vehicles	230
Capital work in progress	1,211
Customer-related assets	212,893
Other intangible assets	61
Prepaid rent	6,221
Trade and other receivables	62,405
Inventories	1,287
Trade and other payables	(10,400)
Income tax payable	(1,164)
Borrowings	(234,354)
Provisions for other liabilities and charges	(411)
Deferred income tax liabilities	—

Total identifiable net assets	124,157

Goodwill	95,500

Revenue — post-acquisition	40,497
Loss — post-acquisition	(160,946)

          No contingent consideration was recognized on acquisition.

          Had the business been acquired on January 1, 2016, the amount of revenue and loss of Helios Towers Nigeria Limited would have been US$78 million and (US$166 million), respectively.

30.2  Airtel Networks Zambia Plc

          In December, 2014, IHS Zambia Limited entered into a share sale agreement with Airtel Networks Zambia Plc, a telecommunications services provider, for the purchase of all the shares issued by Zambia Towers Limited for a consideration of US$151 million plus working capital and net debt adjustments. The transaction was concluded on September 1, 2015. The acquisition is consistent with the Group's strategy to expand in selected geographic areas.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

          The goodwill of US$84 million arising from the acquisition is attributable to the anticipated synergy effects of assets working together with existing assets and value in related intangible assets beyond their contractual life. None of the goodwill recognized is expected to be deductible for income tax purpose.

          The following table summarizes the considerations paid for the towers and the fair value of assets acquired at the acquisition date; and the amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of income and comprehensive income.

2015 $'000 Restated

Gross consideration (as restated)*	155,617
Net debt settled on acquisition	(82,314)
Less: cash in business at the date of acquisition	(1,795)

Net consideration (as restated)	71,508

Identifiable assets acquired and liabilities assumed:
Other net current liabilities	(1,467)
Property, plant and equipment — towers and tower equipment	66,904
Customer-related assets	38,632
Borrowings	(82,314)
Deferred income tax liabilities	(27,884)

Total identifiable net assets	(6,129)

Goodwill, as restated*	77,637

Revenue — post-acquisition	30,418
(Loss) — post-acquisition	(62,514)
Gross consideration is split into:
Cash outflow	143,832
Accrued consideration	11,785
155,617

*
Consideration is restated to remove irrecoverable property taxes, to instead treat as a transaction cost, thus amending goodwill recognized.

          No contingent consideration was recognized on acquisition.

          Had the business been acquired on January 1, 2015, the amount of revenue and loss for the year ended December 31, 2015 of Airtel Networks Zambia Plc would have been US$32 million and (US$44 million), respectively.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

30.3  Emerging Markets Telecommunication Services Limited

          On November 10, 2014, IHS Nigeria Limited entered into an agreement for the purchase of 2,671 tower assets of Emerging Markets Telecommunication Services (EMTS) Limited, a telecommunications services provider. This transaction was split in two tranches. The acquisition is consistent with the Group's strategy to expand in selected geographic areas.

          Tranche 1 of the transaction which involved the transfer of ownership of 2,116 towers was concluded in November 2014, while tranche 2 of the transaction which involved the transfer of ownership of 555 towers was concluded on August 5, 2015.

          The goodwill of US$17.6 million arising from the acquisition attributable to the anticipated synergy effects of assets working together with existing assets and value in related intangible assets beyond their contractual life. None of the goodwill recognized is expected to be deductible for income tax purpose.

          The following table summarizes the considerations paid for the towers and the fair value of assets acquired at the acquisition dates; and the amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of income and comprehensive income.

2015 $'000 Restated

Cash consideration, as restated*	126,018
Identifiable assets acquired and liabilities assumed:
Property, plant and equipment — towers	55,993
Property, plant and equipment — ancillary equipment	1,919
Customer-related assets	31,167
Network-related assets	9,057
Deferred income tax assets	10,255
Total identifiable net assets	108,391
Goodwill, as restated*	17,627
Revenue — post-acquisition	2,493
Profit — post-acquisition	1,241

*
Consideration is restated to remove irrecoverable value added taxes, to instead treat as a transaction cost, thus amending goodwill recognized.

          No contingent consideration was recognized on acquisition.

          Due to the nature of the business acquired, a tower business, which before the acquisition, was an integral part the seller's business and were not regarded as separate businesses therein, it is impracticable to disclose information on the revenue and profit or loss of this acquisition for the

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

current reporting period (and prior period) as though the acquisition had occurred as of the beginning of the reporting period.

30.4  INT Towers Limited

          The acquisition of IHS' 49% interest in INT Towers Limited (INT) was completed in two steps.

          On December 4, 2014, the Group acquired a 49% equity stake in Nigeria Tower Interco B.V. (Interco), a then wholly owned subsidiary of MTN Group (MTN). MTN is a multinational mobile telecommunications company. Interco was incorporated as a special purpose entity by MTN Group to hold 100% of the shares in another newly incorporated entity, INT Towers Limited (INT). Prior to IHS' acquisition of the 49% interest in Interco, INT acquired 4,154 communication tower sites from MTN Group. Upon acquisition, IHS thus held an indirect interest of 49% in INT, with MTN owning the remaining 51%. (See Note 31 for further information on transactions and balance with other related parties.)

          As part of this transaction, MTN acquired an exchange right which was viewed as a derivative in accordance with the Group's derivate financial instruments policy. This derivative was determined not to be material and therefore was not ascribed any value.

          IHS, through its 49% equity stake is exposed to variable returns of Interco. Interco's only asset is its investment in INT, which is eliminated upon consolidation of the Group.

          IHS is exposed to variable returns from its involvement with INT through its indirect shareholding and that it has the ability, via a shareholders' agreement at IHS Holding Limited level, to affect those returns through its power over the relevant activities of INT. The shareholders' agreement gives IHS control over the operational decisions, budgeting, and strategy of INT, including the power to appoint executive management and approve future business plans. MTN does not possess any protective rights which could prevent IHS from exercising these rights. On that basis, INT has been reported as a consolidated subsidiary of IHS with a 51% non-controlling interest attributable to MTN.

          On July 2, 2015, a further 4,696 communication towers were transferred to INT by MTN. Management has considered this to be a separate business combination since the first transaction did not automatically convey control rights to IHS for the business acquired in the second transaction. The acquisition is consistent with the Group's strategy to expand in selected geographic areas.

          Total consideration of US$512.3 million was transferred as a part of the acquisition, a portion of which was raised through a loan of US$84.8m, provided by MTN on July 1 2015 at 10% per annum repayable in full in 2025. This loan was issued at an above-market rate of interest, and management has considered the loan to be closely related to the acquisition of INT. A day-one fair value adjustment of US$35.7m on the loan had been recorded as of the acquisition date and the loan amount has been included within the table below as part of total consideration. No contingent consideration was recognized on acquisition.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

          The goodwill of US$297.8 million arising from the second transaction attributable to the anticipated synergy effects of assets working together with existing assets and value in related intangible assets beyond their contractual life. None of the goodwill recognized is expected to be deductible for income tax purpose.

          The following table summarizes the consideration paid for the towers and the fair value of assets acquired at the acquisition date; and the amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of income and comprehensive income.

2015 $'000 Restated

Consideration funded by IHS Holding Limited	347,219
Consideration funded by INT Towers Limited (IHS portion), as restated*	165,112

Total consideration	512,331

Identifiable assets acquired and liabilities assumed:
Property, plant and equipment — towers	270,300
Property, plant and equipment — ancillary equipment	73,000
Customer-related assets	240,800
Network-related assets	15,000
Deferred income tax liabilities	(161,320)

Total identifiable net assets	437,780

Total identifiable net assets attributable to parent	214,512

Goodwill	297,819

Revenue — post-acquisition	18,842
(Loss) — post-acquisition	(43,301)

*
Amount comprises of a loan of US$84.9 million, including a fair value adjustment of US$35.7 million and cash of US$44.5 million.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

          The consideration transferred is comprised of the following:

2015 $'000

Gross consideration comprises:
Cash outflow	512,037
Escrow amount	88,186
Accrued consideration	11,063
Loan from NCI	35,720
Consideration funded by INT Towers Limited (NCI portion)	(134,675)

512,331

          The escrow amount relates to Citibank Plc., the escrow agent. This amount was used to settle in part the obligation resulting from the second tranche.

          No contingent consideration was recognized on acquisition.

          Due to the nature of some of the businesses acquired, tower businesses, which prior to the acquisition by IHS were an integral part of other companies (e.g. passive infrastructure), and were not regarded as separate businesses or revenue generating activities therein, it is impracticable to disclose information on the revenue and profit or loss of the combined Group for the current and prior reporting periods as if the acquisition date for all business combinations that occurred during the year (and prior year) had been as of the beginning of the reporting period.

30.5  Airtel Rwanda Limited

          In December 2014, IHS Rwanda Limited entered into a share sale agreement with Airtel Rwanda Limited, a telecommunications services provider, for the purchase of all the shares issued by Rwanda Towers Limited for a consideration of US$17 million, plus working capital and net debt adjustments. This transaction was concluded on February 5, 2015. The acquisition is consistent with the Group's strategy to expand in selected geographic areas.

          The goodwill of US$3.6 million arising from the acquisition is attributable to the anticipated synergy effects of assets working together with existing assets and value in related intangible assets beyond their contractual life. None of the goodwill recognized is expected to be deductible for income tax purposes.

          The following table summarizes the consideration paid for the towers and the fair value of assets acquired at the acquisition date; and the amounts of revenue and profit or loss of the

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

30. Business combinations (Continued)

acquiree since the acquisition date included in the consolidated statement of income and comprehensive income.

2015 $'000

Gross consideration	18,762
Net debt settled on acquisition	(12,985)
Less: cash in business at the date of acquisition	(946)

Net consideration	4,831

Identifiable assets acquired and liabilities assumed
Other net current liabilities	(735)
Property, plant and equipment — towers and tower equipment	12,333
Customer-related assets	6,464
Borrowings	(12,985)
Deferred income tax liabilities	(3,561)

Total identifiable net assets	1,516

Goodwill	3,315

Revenue — post-acquisition	5,648
Profit — post-acquisition	262

2015 $'000

Gross consideration comprises:
Cash outflow	17,282

Accrued consideration	1,480

18,762

          No contingent consideration was recognized on acquisition.

          Had the business been acquired on January 1, 2015, the amount of revenue and loss for the year ended December 31, 2015 of Airtel Rwanda Limited would have been US$6 million and (US$1 million), respectively.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

31. Related parties

31.1  Subsidiaries

          The Group is comprised of the following:

Entity name	Principal activity	Country of incorporation	Ownership interests held by the Group 2016	Ownership interests held by non-controlling interest 2016	Ownership interests held by the Group 2015	Ownership interests held by non-controlling interests 2015

IHS Holding Limited (ultimate parent)	Holding company	Mauritius	—	—		—
IHS Mauritius Cameroon Limited	Holding company	Mauritius	100%	—	100%	—
IHS Mauritius Côte d'Ivoire S.A.	Holding company	Mauritius	100%	—	100%	—
IHS Mauritius Netherlands Limited	Holding company	Mauritius	100%	—	100%	—
IHS Mauritius Zambia Limited	Holding company	Mauritius	100%	—	100%	—
IHS Mauritius Rwanda Limited	Holding company	Mauritius	100%	—	100%	—
IHS Africa (UK) Limited	Provision of management services	United Kingdom	100%	—	100%	—
IHS Netherlands Cöoperatief U.A.	Holding company	Netherlands	100%	—	100%	—
IHS Netherlands Holdco B.V.	Provision of finance	Netherlands	100%	—	0%	—
IHS Netherland NG1 B.V.	Holding company	Netherlands	100%	—	0%	—
IHS Netherland NG2 B.V.	Holding company	Netherlands	100%	—	0%	—
IHS Towers Netherlands FinCo NG B.V.	Provision of finance	Netherlands	100%	—	0%	—
IHS Nigeria Limited	Operating*	Nigeria	100%	—	100%	—
INT Towers Limited	Operating*	Nigeria	49%	51%	49%	51%
IHS Towers NG Limited	Operating*	Nigeria	100%	—	0%	—
Tower infrastructure Company Limited	Operating*	Nigeria	100%	—	0%	—
IHS Côte d'Ivoire S.A.	Operating*	Côte d'Ivoire	100%	—	100%	—
IHS Cameroon S.A.	Operating*	Cameroon	100%	—	100%	—
IHS Zambia Limited	Operating*	Zambia	100%	—	100%	—
Zambian Towers Limited	Operating*	Zambia	100%	—	100%	—
IHS Rwanda Limited	Operating*	Rwanda	100%	—	100%	—
Rwanda Towers Limited	Operating*	Rwanda	100%	—	100%	—

*
All operating subsidiaries provide telecommunication support services as their principal activity.

          The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

31. Related parties (Continued)

31.2  Key management personnel

          The compensation paid or payable to key management for employee services is shown below:

	2015 $'000	2016 $'000

Key management compensation
Short-term employee benefits	10,342	7,525
Post-employment benefits	—	—
Other long-term benefits	—	—
Termination benefits	—	—

Share-based payments	90,201	81,513

          Key management includes nine members of the Executive team (Issam Darwish, William Saad, Ted Manvitz, Mustafa Tharoo, David Ordman, Mohamad Darwish, Ayotade Oyinlola, Steve Howden and James Goodwin) and the Chairman of the Board.

          There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

31.3  Transactions and balances with other related parties

          The MTN Group Limited is a shareholder in IHS Holding Limited and during the two years ended December 31, 2016 held an option exercisable during the period to swap its interest in INT for A class shares in the company. Its subsidiary, MTN Nigeria Towers SPV B.V. provided a loan (see below) to INT Towers Limited and the MTN Group is a major customer of the IHS Group.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

31. Related parties (Continued)

          IHS had the following transactions and balances with the MTN Group:

	2015 $'000	2016 $'000

Sale and purchases of goods and services:
Revenue for services rendered	431,389	542,564
Purchases of goods and services*	(95,373)	(49,216)
Bad debt provision	—	(2,323)
Finance costs:
Interest on NCI loan (effective IFRS Interest)	(12,665)	(17,321)
Balances outstanding at year ends:
Trade receivables	36,972	77,630
Trade and other payables	(8,042)	(12,999)
Loan balance**	(244,809)	(281,650)

*
Purchases are primarily re-charges of diesel, rent and maintenance for sites which were in the process of being migrated following acquisition.

**
On December 23, 2014, INT Towers received a US$90 million loan from MTN Nigeria Towers SPV B.V. on which interest accrues at 10% per annum. This was increased by US$85 million on July 1, 2015 with interest accruing also at 10% per annum. Interest is accrued, but not paid on both loan tranches for the first eight years. The interest accruing in the last two years is payable as accrued. Interest accruing over the first eight years is payable with the principal in full in 2024 and 2025 for the first and second tranche, respectively. The carrying value of US$282 million (2015: US$245 million) represents the value of the loan at amortized cost. As this loan was deemed to be at an above-market rate, the Group recognized the issuance of the first tranche of the loan in 2014 at fair value in the statement of changes in equity, through non-controlling interest, and the issuance of the second tranche of the loan in 2015 at fair value, as part of the consideration on the business combination (refer to note 30.4).

31.4  Other related party transactions

Intercellular

          Our Chief Executive Officer is a shareholder in Intercellular Nigeria Limited ("INP"). IHS Nigeria Limited and INT Towers Limited entered into an infrastructure sharing agreement dated May 4, 2016 with INP, pursuant to which INP leases space on IHS Nigeria's sites. The infrastructure sharing agreement was negotiated on an arm's length basis, and INP is currently colocating on 128 sites. INP accounted for 0.00% and 0.05% of our total revenue for the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively.

32. Capital commitments and contingent liabilities

32.1  Capital commitments

          The Group was committed to the supply of property, plant and equipment of about US$95.4 million as at December 31, 2016 (2015: US$77.2 million).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

32. Capital commitments and contingent liabilities (Continued)

32.2  Operating lease commitments

          The Group leases various premises under non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2015 $'000	2016 $'000

Not later than 1 year	19,150	17,138
Later than 1 year but no later than 5 years	83,166	72,328
Later than 5 years	63,400	49,572

Total	165,716	139,038

32.3. Contingent liabilities

          The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

          The Group's contingent liabilities in respect of litigations and claims amounted to US$4 million at the end of the reporting period (2015: Nil).

          Based on legal advice received, the Group's liability is not likely to crystallize, thus no provisions have been made in these financial statements.

33. Events after the reporting period

MTN Exchange right exercised

          In February 2017, MTN Group exchanged its 51% interest in Nigeria Tower Interco B.V., the parent company of INT Towers Limited ("INT"), for an additional shareholding in IHS Holding Limited.

          As a result of the transaction, MTN's economic interest in IHS Holding Limited will increase from 15% of overall shareholding held through nil class A voting shares (0% of overall shareholding) and 100% of class B non-voting shares (15% of overall shareholding) to an economic interest of approximately 29% of overall shareholding held through 20% of class A voting shares (18% of overall shareholding) and 100% class B non-voting shares (11% of overall shareholding).

          Neither the current nor the interest obtained subsequent to the transaction will allow MTN to appoint a Board member. The transaction was the result of a pre-determined formula agreed at the time of the original sale agreement in 2014.

          From completion, IHS Holding Limited owns INT Towers Limited in full (2016: 49%).

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

33. Events after the reporting period (Continued)

Facilities refinancing

          IHS Zambia Limited and IHS Côte d'Ivoire S.A. refinanced the existing loans on July, 31 2017 and August, 11 2017 respectively. Refer to note 21 for further information.

Tower acquisition agreement

          On October, 12 2017 IHS entered into an agreement to acquire over 1,600 towers from Mobile Telecommunications Company K.S.C.P ("Zain Kuwait"), Kuwait's biggest telecom operator by number of subscribers. The transaction amounted to US$165.0 million.

34. Restatement

Business combinations

          In previous reporting periods, purchase price allocation (PPA) adjustments on the acquisition of INT Towers Limited (INT) and Helios Towers Nigeria Limited (HTN) were initially and subsequently recorded in US dollars, but should have been recorded in Naira and translated to US dollars at prevailing rates on consolidation at each reporting date. Given the devaluation of the Naira in 2015 and 2016, this resulted in a reduced carrying value for intangible assets, an increased carrying value for property, plant and equipment and borrowings due to the reduction of a deficit balance. The net loss for the years ended December 31, 2015 and 2016 has decreased by US$2.2 million and US$8.0 million, respectively, due to higher depreciation, lower amortization charges and the related deferred tax. IHS Group net assets were previously overstated by US$56.0 million at December 31, 2015 and US$368.0 million at December 31, 2016.

          At the time of the acquisition of INT in 2015 a loan was obtained from the seller at an above market rate of interest. This resulted in a difference between the fair value of the loan and the amount lent of US$35.7 million that was previously treated separately from the acquisition and recorded as part of non-controlling interest. This amount should have been included as part of the consideration for the acquisition. As a result, goodwill relating to the acquisition of INT has increased by US$35.7 million with a corresponding increase to non-controlling interest in equity.

          The price paid to the respective sellers on the acquisitions of Emerging Markets Telecommunication Services Limited (note 30.3) and Airtel Networks Zambia Plc in 2015 included non-recoverable amounts for value added tax of US$6.3 million and property tax of US$5.7 million, respectively, and were treated as part of the consideration. Those taxes should have been reflected as transaction costs and as a result, goodwill on those acquisitions has been reduced with the corresponding transaction cost charged to the income statement as an exceptional expense within administrative expenses.

Asset retirement (decommissioning) obligation

          In Cameroon, Côte d'Ivoire and Zambia, the decommissioning provision did not take into account stated contractual restoration obligations within site leasehold agreements and only estimated provisions on the basis of expected decommissioning in the normal course of business.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

34. Restatement (Continued)

Consequently, the estimated decommissioning provision as of the end of each period presented has been adjusted to account for such contractual obligations. These increases to the decommissioning obligation reduce equity and increase net loss for the respective periods with adjustments to cost of sales (2016: US$3.1 million; 2015: US$0.6 million) and finance cost (for the unwinding of the discount) (2016: US$2.6 million; 2015: US$2.8 million). An associated deferred tax credit of (2016: US$2.0 million in 2016 and US$1.2 million 2015) was raised.

Warrants

          Warrants have previously been presented within equity based on a valuation at issuance of US$4.4 million. Due to the settlement provisions (namely the issuance of a variable number of shares upon a liquidity event), these warrants should have been classified as a liability and remeasured at fair value as of each reporting period with changes in fair value reflected in the income statement. An amount of US$5.0 million has been recorded within liabilities as warrant obligations, and the periodic change in fair value is charged to the consolidated statement of income within finance costs (2016: US$1.2 million; 2015: US$0.5 million).

Other

          Other comprises of:

Cut-off errors in revenue and expenses

          Revenues of US$3.6 million in 2015 and US$0.9 million in 2016 relating to services delivered that had been invoiced to the customer remained recorded as deferred revenues. This non-cash adjustment reduced liabilities and increased revenue.

          An additional bad debt provision was identified in relation to a customer receivable due in 2016. The non-cash adjustment reduces receivables and increases administrative expenses by US$0.6 million.

          Over accruals of expenses totalling US$1.8 million were corrected in 2016 with a reduction to trade payables, reduction to cost of sales of US$0.8 million and to administrative expenses by US$1.0 million.

Items presented gross in the statement of financial position that should have been presented net

          Certain advanced payments and accruals for diesel were presented as gross receivables and payables amounts; however, these should be presented net of each other. The adjustment (2016: US$46.0 million) reduces both trade receivables and trade payables but has no impact on the income statement.

Reclassification between certain line items

          Management has reclassified certain balances in the consolidated statement of income, the consolidated cash flow statement and in certain notes to the financial statements to better reflect the Group's results and operations, which has resulted in the reclassification of certain balances. These reclassifications are non-cash in nature and do not impact reported losses for the respective years presented.

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

34. Restatement (Continued)

          In 2016, US$1.8 million was reclassified between cost of sales and administrative expenses, US$21.7 million was reclassified between deferred tax liabilities and deferred tax assets and US$0.6 million was reclassified between trade payables and trade receivables.

          In 2015, US$2.8 million was reclassified between administrative expenses and cost of sales, US$113 million was reclassified between deferred tax assets and deferred tax liabilities and $11.9 million was reclassified between trade and other receivables and trade and other payables.

Foreign exchange gains and losses in the Consolidated statement of cash flows

          The statement of cash flows and related notes for the year ended 31 December 2015 have been restated to correct errors in the classification of foreign exchange gains and losses between line items resulting in an increase in net cash from operating activities of US$61.2 million, an increase in cash used in investing activities of US$67.9 million and an increase in cash from financing activities of US$6.7 million.

          The overall impact of the above errors on the consolidated statement of income is as follows:

	Year ended December 31, 2015 as previously reported $'000	Business combinations $'000	Asset retirement obligation $'000	Warrants $'000	Other $'000	Year ended December 31, 2015 Restated $'000

Revenue	723,114	—	—	—	3,629	726,743

Cost of sales	(570,705)	3,463	(569)	—	(2,767)	(570,578)
Administrative expenses	(243,351)	(12,686)	—	—	2,767	(253,270)
Other income	4,407	—	—	—	—	4,407

Operating (loss)/profit	(86,535)	(9,223)	(569)	—	3,629	(92,698)

Finance income	40,286	—	—	—	—	40,286
Finance costs	(406,225)	(693)	(2,842)	(451)	1	(410,210)

(Loss)/profit before income tax	(452,474)	(9,916)	(3,411)	(451)	3,630	(462,622)

Income tax (expense)/benefit	(39,462)	(2,023)	1,192	—	(1,161)	(41,454)

(Loss)/profit for the year	(491,936)	(11,939)	(2,219)	(451)	2,469	(504,076)

(Loss)/profit attributable to:		—	—	—	—
Owners of the Group	(423,127)	(12,320)	(2,219)	(451)	2,469	(435,648)
Non-controlling interests	(68,809)	381	—	—	—	(68,428)

(Loss)/profit for the year	(491,936)	(11,939)	(2,219)	(451)	2,469	(504,076)

					—	—
Earnings per share — basic	(0.00387)	(0.00011)	(0.00002)	(0.00000)	0.00002	(0.00398)
Earnings per share — diluted	(0.00387)	(0.00011)	(0.00002)	(0.00000)	0.00002	(0.00398)

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

34. Restatement (Continued)

	Year ended December 31, 2016 as previously reported $'000	Business combinations $'000	Asset retirement obligation $'000	Warrants $'000	Other $'000	Year ended December 31, 2016 Restated $'000

Revenue	904,739	—	—	—	866	905,605

Cost of sales	(688,597)	3,149	(3,100)	—	2,628	(685,920)
Administrative expenses	(265,865)	—	—	—	(1,394)	(267,259)
Other income	55,217	—	—	—	—	55,217

Operating profit/(loss)	5,494	3,149	(3,100)	—	2,100	7,643

Finance income	78,048	—	—	—	—	78,048
Finance costs	(1,206,254)	7,332	(2,592)	(1,204)	—	(1,202,718)

(Loss)/profit before income tax	(1,122,712)	10,481	(5,692)	(1,204)	2,100	(1,117,027)

Income tax (expense)/benefit	173,884	(933)	1,972	—	1,355	176,278

(Loss)/profit for the year	(948,828)	9,548	(3,720)	(1,204)	3,455	(940,749)

(Loss)/profit attributable to:	—	—	—	—	—	—
Owners of the Group	(834,101)	8,968	(3,720)	(1,204)	3,665	(826,392)
Non-controlling interests	(114,727)	580	—	—	(210)	(114,357)

Loss for the year	(948,828)	9,548	(3,720)	(1,204)	3,455	(940,749)

Earnings per share — basic	(0.00697)	0.00007	(0.00003)	(0.00001)	0.00003	(0.00690)
Earnings per share — diluted	(0.00697)	0.00007	(0.00003)	(0.00001)	0.00003	(0.00690)

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

34. Restatement (Continued)

          The overall impact of the above errors on the consolidated statement of financial position is as follows:

	December 31, 2015 as previously reported $'000	Business combinations $'000	Asset retirement obligation $'000	Warrants $'000	Other $'000	December 31, 2015 Restated $'000

Non-current assets
Property, plant and equipment	1,816,759	(13,743)	21,485	—	—	1,824,501
Goodwill	761,385	(3,539)	—	—	—	757,846
Other intangible assets	697,249	(27,340)	—	—	—	669,909
Available for sale financial assets	10	—	—	—	—	10
Deferred income tax assets	186,834	(17,929)	282	—	(113,040)	56,147
Trade and other receivables	450,047	—	—	—	11,848	461,895

	3,912,284	(62,551)	21,767	—	(101,192)	3,770,308

Current assets					—	—
Inventories	29,279	—	—	—	—	29,279
Income tax receivables	609	—	—	—	—	609
Derivative financial instrument assets	690	—	—	—	—	690
Trade and other receivables	218,454	—	—	—	(13,776)	204,678
Cash and cash equivalents	619,326	—	—	—	—	619,326

	868,358	—	—	—	(13,776)	854,582

TOTAL ASSETS	4,780,642	(62,551)	21,767	—	(114,968)	4,624,890

Current liabilities	—	—	—	—	—	—
Trade and other payables	250,117	—	—	—	(5,557)	244,560
Derivative financial instrument liabilities	—	—	—	—	—	—
Income tax payable	7,000	—	—	—	—	7,000
Borrowings	124,828	—	—	—	—	124,828

	381,945	—	—	—	(5,557)	376,388

Non-current liabilities					—	—
Borrowings	1,412,792	(55,322)	—	—	—	1,357,470
Provisions for other liabilities and charges	10,202	—	27,160	—	—	37,362
Share-based payment obligations	101,200	—	—	—	—	101,200
Warrant obligations	—	—	—	3,820	—	3,820
Deferred income tax liabilities	379,342	(12,147)	(1,666)	—	(111,879)	253,650

	1,903,536	(67,469)	25,494	3,820	(111,879)	1,753,502

TOTAL LIABILITIES	2,285,481	(67,469)	25,494	3,820	(117,436)	2,129,890

					—	—
Stated capital	3,294,028	—	—	(4,436)	—	3,289,592
Retained earnings	(691,526)	(12,320)	(4,481)	616	2,468	(705,243)
Other reserves	(268,619)	(42,537)	754	—	—	(310,402)
Equity attributable to owners of the Group	2,333,883	(54,857)	(3,727)	(3,820)	2,468	2,273,947
Non-controlling interests	161,278	59,775	—	—	—	221,053

Total equity	2,495,161	4,918	(3,727)	(3,820)	2,468	2,495,000

TOTAL EQUITY AND LIABILITIES	4,780,642	(62,551)	21,767	—	(114,968)	4,624,890

IHS HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTES TO THE FINANCIAL STATEMENTS

34. Restatement (Continued)

	December 31, 2016 as previously reported $'000	Business combinations $'000	Asset retirement obligation $'000	Warrants $'000	Other $'000	December 31, 2016 Restated $'000

Non-current assets
Property, plant and equipment	1,718,847	(35,702)	25,484	—	—	1,708,629
Goodwill	812,921	(201,950)	—	—	—	610,971
Other intangible assets	753,848	(156,471)	—	—	—	597,377
Available for sale financial assets	8	—	—	—	—	8
Deferred income tax assets	21,479	(21,920)	915	—	21,919	22,393
Trade and other receivables	304,951	—	—	—	(3,567)	301,384

	3,612,054	(416,043)	26,399	—	18,352	3,240,762

Current assets					—	—
Inventories	32,151	—	—	—	—	32,151
Income tax receivables	188	—	—	—	—	188
Derivative financial instrument assets	27,691	—	—	—	—	27,691
Trade and other receivables	323,899	—	—	—	(48,354)	275,545
Cash and cash equivalents	476,078	—	—	—	—	476,078

	860,007	—	—	—	(48,354)	811,653

TOTAL ASSETS	4,472,061	(416,043)	26,399	—	(30,002)	4,052,415

Current liabilities	—	—	—	—	—	—
Trade and other payables	326,096	—	—	—	(57,651)	268,445
Derivative financial instrument liabilities	313	—	—	—	—	313
Income tax payable	5,470	—	—	—	—	5,470
Borrowings	98,995	—	—	—	—	98,995

	430,874	—	—	—	(57,651)	373,223

Non-current liabilities	—	—	—	—	—	—
Borrowings	1,904,458	334	—	—	—	1,904,792
Provisions for other liabilities and charges	13,630	—	37,219	—	—	50,849
Share-based payment obligations	189,370	—	—	—	—	189,370
Warrant obligations	—	—	—	5,025	—	5,025
Deferred income tax liabilities	71,072	(57,646)	(3,137)	—	21,725	32,014

	2,178,530	(57,312)	34,082	5,025	21,725	2,182,050

TOTAL LIABILITIES	2,609,404	(57,312)	34,082	5,025	(35,926)	2,555,273

					—	—
Stated capital	3,492,401	—	—	(4,436)	—	3,487,965
Retained earnings	(1,525,678)	(3,352)	(8,201)	(589)	6,134	(1,531,686)
Other reserves	(190,155)	(346,076)	518	—	—	(535,713)
Equity attributable to owners of the Group	1,776,568	(349,428)	(7,683)	(5,025)	6,134	1,420,566
Non-controlling interests	86,089	(9,303)	—	—	(210)	76,576

Total equity	1,862,657	(358,731)	(7,683)	(5,025)	5,924	1,497,142

TOTAL EQUITY AND LIABILITIES	4,472,061	(416,043)	26,399	—	(30,002)	4,052,415

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

	Note	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Revenue		474,516	541,450
Cost of sales	6	(350,111)	(384,356)
Administrative expenses	7	(153,547)	(75,083)
Other income	8	54,205	1,594

Operating profit		25,063	83,605
Finance income	9	30,700	116,250
Finance costs	10	(909,702)	(114,658)

(Loss)/profit before income tax		(853,939)	85,197
Income tax benefit/(expense)	12	268,357	(14,218)

(Loss)/profit for the period		(585,582)	70,979

(Loss)/profit attributable to:
Owners of the Group		(477,528)	67,069
Non-controlling interests		(108,054)	3,910

(Loss)/profit for the period		(585,582)	70,979
Earnings per share — basic	13	(0.00403)	0.00048
Earnings per share — diluted	13	(0.00403)	0.00047

Other comprehensive (loss)/income:
Fair value gain on available for sale investment (net of taxes of $0)		19	4
Exchange differences on translation of foreign operations (net of taxes of $0)		(225,050)	15,712
Other comprehensive (loss)/income for the period, net of taxes		(225,031)	15,716

Total comprehensive (loss)/income for the period		(810,613)	86,695

Comprehensive (loss)/income attributable to:
Owners of the Group		(679,886)	82,857
Non-controlling interests		(130,727)	3,838

Total comprehensive (loss)/income for the period		(810,613)	86,695

The notes on pages F-103 to F-126 form part of the condensed consolidated interim financial information

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Note	December 31, 2016 Restated $'000	June 30, 2017 $'000

ASSETS
Non-current assets
Property, plant and equipment	14	1,708,629	1,692,976
Goodwill	15	610,971	620,803
Other intangible assets	15	597,377	591,957
Available for sale financial assets		8	12
Deferred income tax assets		22,393	21,567
Trade and other receivables		301,384	323,880

		3,240,762	3,251,195

Current assets
Inventories		32,151	30,864
Income tax receivable		188	46
Derivative financial instrument assets	16	27,691	106,715
Trade and other receivables	17	275,545	365,486
Cash and cash equivalents		476,078	538,101

		811,653	1,041,212

Total assets		4,052,415	4,292,407

LIABILITIES
Current liabilities
Trade and other payables	18	268,445	251,092
Derivative financial instrument liabilities	16	313	—
Income tax payable		5,470	6,969
Borrowings	19	98,995	283,412

		373,223	541,473

Non-current liabilities
Borrowings	19	1,904,792	1,835,423
Provision for other liabilities and charges	20	50,849	56,591
Share-based payment obligations	24	189,370	201,838
Warrant obligations		5,025	5,556
Deferred income tax liabilities		32,014	39,381

		2,182,050	2,138,789

Total liabilities		2,555,273	2,680,262

EQUITY
Stated capital	21	3,487,965	4,518,502
Retained losses		(1,531,686)	(1,464,617)
Other reserves	22	(535,713)	(1,441,740)

Equity attributable to owners of the Group		1,420,566	1,612,145
Non-controlling interests	23	76,576	—

Total equity		1,497,142	1,612,145

Total liabilities and equity		4,052,415	4,292,407

The notes on pages F-103 to F-126 form part of the condensed consolidated interim financial information

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Note	Stated capital $'000	Other reserves $'000	Retained losses $'000	Total $'000	Non-controlling interest $'000	Total $'000

Balance at January 1, 2016 as previously reported		3,294,028	(268,619)	(691,526)	2,333,883	161,278	2,495,161
Prior period adjustment		(4,436)	(41,783)	(13,717)	(59,936)	59,775	(161)

Balance at January 1, 2016, as Restated		3,289,592	(310,402)	(705,243)	2,273,947	221,053	2,495,000
Loss for the period		—	—	(477,528)	(477,528)	(108,054)	(585,582)
Other comprehensive loss		—	(202,358)	—	(202,358)	(22,673)	(225,031)

Total comprehensive loss		—	(202,358)	(477,528)	(679,886)	(130,727)	(810,613)
Balance at June 30, 2016		3,289,592	(512,760)	(1,182,771)	1,594,061	90,326	1,684,387

Balance at January 1, 2017		3,487,965	(535,713)	(1,531,686)	1,420,566	76,576	1,497,142

Profit for the period		—	—	67,069	67,069	3,910	70,979
Other comprehensive income		—	15,788	—	15,788	(72)	15,716

Total comprehensive income		—	15,788	67,069	82,857	3,838	86,695
Transaction between owners of the Group	26	1,030,537	(921,815)	—	108,722	(80,414)	28,308

Balance at June 30, 2017		4,518,502	(1,441,740)	(1,464,617)	1,612,145	—	1,612,145

The notes on pages F-103 to F-126 form part of the condensed consolidated interim financial information

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Note	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Cash flows from operating activities
Cash generated from operations	25	318,769	222,825
Retirement benefits		(773)	(76)
Share-based payment		(194)	—
Income taxes paid		(5,396)	(4,565)
Payment for long-term rent		(10,253)	(6,855)
Payment for tower and tower equipment decommissioning		(5)	(41)

Net cash generated from operating activities		302,148	211,288

Cash flow from investing activities
Purchase of property, plant and equipment — capital work in progress		(110,093)	(53,346)
Purchase of property, plant and equipment — others		(139,367)	(8,873)
Payment in advance for property, plant and equipment		(15,029)	(74,731)
Purchase of software and licenses		(509)	(635)
Consideration paid on business combination		(219,657)	—
Proceeds from sale of property, plant & equipment		1,589	858
Cash acquired through consolidation	26	—	54
Insurance claim received		1,336	805
Interest income received		3,292	1,425

Net cash used in investing activities		(478,438)	(134,443)

Cash flows from financing activities
Bank loans received		63,019	94,647
Bank loans repaid		(6,441)	(12,550)
Transaction costs on bank loans		—	(5,769)
Interest paid		(53,140)	(80,172)
Finance lease repayment		(359)	—
Realized gains received on matured derivative instruments (non-deliverable forwards)		—	8,692
Net margins paid on matured derivative instruments (non-deliverable forwards)		—	(20,430)

Net cash (used in)/generated from financing		3,079	(15,582)

Net increase/(decrease) in cash and cash equivalents		(173,211)	61,263
Cash and cash equivalents at beginning of year		619,326	476,078
Effect of movements in exchange rates on cash		(88,500)	760

Cash and cash equivalents at end of period		357,615	538,101

The notes on pages F-103 to F-126 form part of the condensed consolidated interim financial information

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General Information

          IHS Holding Limited (IHS) and its subsidiaries (together hereafter referred to as the Group), is a limited company incorporated and domiciled in the Republic of Mauritius. The address of its registered office is Félix House, 24 Dr Joseph Rivière Street, Port Louis, Republic of Mauritius. The consolidated interim financial information (hereafter financial information) comprises the results of the Group.

          The financial period represents the six months ended June 30, 2017, with the prior period representing the six months ended June 30, 2016. The financial information is presented in US Dollars (US$) and all values are rounded to the nearest thousand, except where otherwise indicated.

2. Significant accounting policies

2.1    Basis of preparation

          The financial information for the six months ended June 30, 2017, has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB).

          The financial information does not amount to full financial statements and does not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Company for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

2.2    Restatement of previously reported financial statements

          The consolidated financial statements of IHS as previously reported have been restated for the year ended December 31, 2016. Restatements have been made for the recognition of foreign exchange gains and losses on goodwill, other intangible assets and other fair value adjustments relating to the INT and ITNG acquisition in 2016, the recognition of liabilities in respect of warrants, the recognition of fair value adjustments on shareholder loans acquired as part of the original business combination accounting and asset retirement obligations.

2.3    Changes in accounting policies and disclosures

          The accounting policies applied by the Group for the year ended December 31, 2016 have been consistently applied for the six months ended June 30, 2017. Additionally, in valuing the exchange right derivative (refer to note 26), the value of the newly issued ordinary shares were valued on a multiple of EBITDA whereas the non-controlling interest in IHS was valued based on a share of net assets which includes intangible assets held at fair value as at the date of acquisition.

          No changes to accounting standards have come into force that have an impact on the Group.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

2. Significant accounting policies (Continued)

2.4    Income tax

          Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

3. Critical accounting estimates and assumptions

          The preparation of interim financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported to the assets and liabilities as at the reporting date and the amounts reported for revenues and expenses during the year. The nature of the estimation means that actual outcomes could differ from those estimates.

          In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016.

4. Capital risk management

          The Group's activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk.

          The financial information does not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2016.

          There have been no changes in any risk management policies since December 31, 2016.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4. Capital risk management (Continued)

Fair value hierarchy

          The following table presents the Group's financial assets and financial liabilities that are measured at fair value at June 30, 2017.

	Level 1 $'000	Level 2 $'000	Level 3 $'000	Total $'000

At December 31, 2016
Available-for-sale financial assets	8	—	—	8
Embedded options	—	2,650	—	2,650
Non-deliverable forwards (NDF)	—	25,041	—	25,041
Warrant obligations	—	(5,025)	—	(5,025)
Share-based payment obligation	—	(189,370)	—	(189,370)
Cross-currency swaps	—	(313)	—	(313)

	8	(167,017)	—	(167,009)

At June 30, 2017
Available-for-sale financial assets	12	—	—	12
Embedded options	—	2,130	—	2,130
Non-deliverable forwards (NDF)	—	104,585	—	104,585
Warrant obligations	—	(5,556)	—	(5,556)
Share-based payment obligation	—	(201,838)	—	(201,838)

	12	(100,679)	—	(100,667)

          As at June 30, 2017 the Group had both level 1 and level 2 financial instruments.

Financial assets in level 1

          The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities and classified as available-for-sale financial assets.

Financial assets in level 2

          The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of non-deliverable forward (NDF), cross-currency swaps, options embedded in the bond, warrants

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

4. Capital risk management (Continued)

and share-based payments. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Fair value estimation

          With the exception of long term borrowings, the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables and short-term borrowings approximate their fair values.

	As at December 31, 2016 Restated		As at June 30, 2017

	Carrying Value $'000	Fair Value $'000	Carrying Value $'000	Fair Value $'000

Financial liabilities
Bank and bond borrowings	1,722,137	1,745,788	1,829,093	1,827,817
Loans from related parties	281,650	275,273	289,742	284,217

          The fair values are based on cash flows discounted using a current borrowing rate. Bank and bond borrowings are within level 2 of the fair value hierarchy.

5. Segment reporting

          The Group's Executive Committee (excluding the Director of Audit and Risk), identified as the chief operating decision maker (CODM) evaluates the Group's performance on a geographic basis because the Group's risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria, Rwanda, Zambia, Cameroon and Côte d'Ivoire.

          The CODM has identified two reportable segments, Nigeria & Southern Africa, which comprises the operations in Nigeria, Rwanda and Zambia, and West & Central Africa, which comprises operations in Cameroon and Cote d'Ivoire.

          All operating segments are engaged in the business of leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations, marketing and leasing services, for certain towers owned by third parties within their respective geographic areas.

          However, they are grouped within the two reportable segments, which are primarily distinguished by reference to the similarity of their future prospects and long-term financial performance (i.e. margins), as well certain qualitative aspects of the regulatory environment.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. Segment reporting (Continued)

          The CODM primarily uses a measure of adjusted earnings before interest, tax, depreciation and amortization ('Adjusted EBITDA') to assess the performance of the business. We define Adjusted EBITDA as profit (loss) for the period before income tax expense/benefit, finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment expense, insurance claims, exceptional income and expense items and other non-operating income and expenses. The CODM also regularly receives information about the Group's revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in 'Other' in the reconciliation of financial information presented below. These include costs associated with centralized, Group functions including Group executive, legal, finance, tax and treasury services.

          Summarized financial information for the Group's reportable segments for the six months ended June 30, 2017 and June 30, 2016 is shown in the following tables.

          Six months ended June 30, 2016:

	Nigeria & Southern Africa $'000	West & Central Africa $'000	Other $'000	Total $'000

Revenues from external customers	391,722	82,794	—	474,516

Adjusted EBITDA	176,652	40,551	(12,793)	204,410

Depreciation and amortization	(108,711)	(25,545)	(115)	(134,371)
Net (loss)/profit on sale of assets	(141)	25	—	(116)
Insurance claims	1,248	87	—	1,335
Other non-operating income and expenses	—	—	75	75
Exceptional items income	50,958	—	—	50,958
Exceptional items expense	(4,335)	(55)	(2,214)	(6,604)
Finance income	29,247	790	663	30,700
Finance costs	(898,028)	(7,404)	(3,667)	(909,099)
Fair value through profit and loss	—	—	(603)	(603)
Share-based payment expense	—	—	(90,624)	(90,624)

(Loss)/profit before income tax	(753,110)	8,449	(109,278)	(853,939)
Purchase of property, plant and equipment and intangible assets	601,329	31,075	104	632,508
Segment assets (As at December 31, 2016, as restated)	3,235,743	699,044	117,628	4,052,415
Segment liabilities (As at December 31, 2016, as restated)	1,364,178	263,563	927,532	2,555,273

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. Segment reporting (Continued)

          Six months ended June 30, 2017:

	Nigeria & Southern Africa $'000	West & Central Africa $'000	Other $'000	Total $'000

Revenues from external customers	452,631	88,819	—	541,450

Adjusted EBITDA	251,929	42,697	(16,209)	278,417

Depreciation and amortization	(112,420)	(30,701)	(148)	(143,269)
Impairment of property, plant and equipment and prepaid land rent	(30,582)	—	—	(30,582)
Net profit/(loss) on sale of assets	143	(7)	—	136
Insurance claims	805	—	—	805
Other non-operating income and expenses	—	—	2	2
Exceptional items expense	(334)	(1,139)	(7,964)	(9,437)
Finance income	94,594	756	20,900	116,250
Finance costs	(65,923)	(7,223)	(41,512)	(114,658)
Share-based payment expense	—	—	(12,467)	(12,467)

Profit/(loss) before income tax	138,212	4,383	(57,398)	85,197

Purchase of property, plant and equipment and intangible assets	89,420	22,726	75	112,221
Segment assets (As of June 30, 2017)	3,533,628	750,841	7,938	4,292,407
Segment liabilities (As of June 30, 2017)	2,245,045	277,519	157,698	2,680,262

Geographical information:

          The following individual foreign countries are considered material to the Group. The revenue and non-current assets of the countries are as follows:

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Revenue
Nigeria	349,299	405,071
Other	125,217	136,379

	474,516	541,450

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

5. Segment reporting (Continued)

	As of 31 December 2016 Restated $'000	As of 30 June 2017 $'000

Non-current assets*
Nigeria	2,056,348	2,002,730
Cameroon	270,488	289,601
Other	590,141	613,405

	2,916,977	2,905,736

*
Non-current assets exclude available for sale financial assets, non-current trade and other receivables and deferred tax assets.

          Revenue from three customers represents approximately 10% or more of the Group's total revenue:

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Customer A	61%	61%
Customer B	17%	15%
Customer C	9%	13%

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6. Cost of sales

          Cost of sales is analyzed as follows:

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Tower repairs and maintenance	29,891	35,991
Power generation	114,319	100,655
Site rental	27,008	23,280
Other rent	918	762
Site regulatory permits	15,890	23,053
Vehicle maintenance and repairs	2,529	1,000
Security services	17,616	17,534
Insurance	810	928
Staff costs	9,897	10,088
Travel costs	584	452
Professional fees	1,809	1,589
Depreciation	117,056	122,277
Amortization	8,373	13,723
Impairment	—	30,582
Other	3,411	2,442

	350,111	384,356

          Foreign exchange gains and losses on cost of sales are included in other.

7. Administrative expenses

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Staff costs	23,966	22,685
Rent and facilities	1,765	1,589
Repairs and maintenance	3,257	5,336
Travel costs	4,062	5,962
Professional fees	4,785	3,939
Depreciation and amortization	8,942	7,269
Shared-based payments expense	90,624	12,467
Allowance for bad and doubtful debts	606	4,334
Loss from disposal of property, plant and equipment	1,005	645
Other	14,535	10,857

	153,547	75,083

          Foreign exchange gains and losses on administrative expenses are included in other.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

8. Other Income

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Gain from disposal of property, plant and equipment	888	781
Insurance claims	1,336	805
Customer contract exit fee	50,958	—
Other income	1,023	8

	54,205	1,594

          Other income is comprised of realized foreign exchange gains on working capital and one-off recharges of costs incurred on consolidated sites.

9. Finance Income

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Interest income — bank deposits	3,292	1,433
Net foreign exchange gain arising from financing — unrealized	157	23,178
Net foreign exchange gain arising from financing — realized	27,251	—
Net foreign exchange gain on derivative instruments — unrealized	—	84,573
Net foreign exchange gain on derivative instruments — realized	—	7,066

	30,700	116,250

10. Finance Costs

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Interest expenses — third party loans	69,356	97,417
Unwinding of discount on decommissioning liability	2,313	1,621
Net foreign exchange loss arising from financing — unrealized	830,781	—
Net foreign exchange loss arising from financing — realized	—	10,226
Fair value loss on warrants	1,639	531
Fair value loss on interest rate hedge cap and embedded options	603	523
Loan facility fees	5,010	4,340

	909,702	114,658

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

11. Exceptional items

          Exceptional items are significant items in administrative expenses and other income which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group's underlying financial performance.

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Business combination transaction costs*	(1,173)	(393)
Aborted transaction costs	(1,041)	—
Redundancy costs	(2,129)	(176)
Other expenses	(2,261)	(8,868)
Visafone exit fee	50,958	—

	44,354	(9,437)

*
For the six months ended June 30, 2017, these costs are incurred in respect of proposed acquisitions as described in note 29 (ii).

          For the six months ended June 30, 2017, Other expenses includes $7.4 million in relation to site safety, structural integrity and compliance review and the remainder is consultancy costs.

          For the six months ended June 30, 2016, Other expenses relates to restructuring costs, primarily in relation to the Helios Towers acquisition.

12. Taxation

          Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate for the period by jurisdiction. The Group's consolidated effective tax rate for the six months ended June 30, 2017 was 17% (six months ended June 30, 2016: 31%).

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Current taxes on income	(6,568)	(6,244)
Deferred income taxes	274,925	(7,974)

	268,357	(14,218)

          The deferred income tax credit in the six months ended June 30, 2016 arose primarily on the recognition of deferred tax assets on unrealized foreign exchange losses, primarily in Nigeria on US Dollar denominated debt.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

13. Earnings per share

          The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):

	Six months ended June 30, 2016	Six months ended June 30, 2017

(Loss)/profit attributable to equity holders ($'000)	(585,582)	70,979
Less: Allocation of (loss)/profit to non-controlling interest ($'000)	(108,054)	3,910
(Loss)/profit attributable to IHS common shareholders ($'000)	(477,528)	67,069
Basic weighted average shares outstanding ('000)	118,482,772	139,800,842
Potentially dilutive securities ('000)*	42,062,777	2,047,083
Potentially dilutive weighted average common shares outstanding ('000)*	160,545,549	141,847,925

Basic (loss)/gain per share ($)	(0.00403)	0.00048

Diluted (loss)/gain per share ($)	(0.00403)	0.00047

*
Potentially dilutive securities include warrants and share-based compensation. For the six months ended June 30, 2016, potentially dilutive securities also include the exchange right. All potentially dilutive securities are anti-dilutive and thus do not impact diluted loss per share for the six months ended June 30, 2016. Refer to note 26 for more information on this exchange.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

14. Property, plant and equipment

	Tower and equipment $'000	Land and Building $'000	Furniture and office equipment $'000	Motor Vehicle $'000	Capital work-in-progress $'000	Total $'000

Cost
At January 1, 2016, as previously reported	1,956,796	38,489	11,364	21,437	78,724	2,106,810
Prior period adjustments	5,173	—	—	—	—	5,173

At January 1, 2016, as restated	1,961,969	38,489	11,364	21,437	78,724	2,111,983
Additions during the period	31,301	11,303	2,326	3,170	214,820	262,920
Additions through business combination	85,314	592	272	230	1,211	87,619
Disposals	(21,900)	—	(168)	(1,382)	—	(23,450)
Reclassification	215,778	4,638	—	—	(220,416)	—
Transfers from advance payment	327,076	4,050	—	—	—	331,126
Exchange difference on translation	(545,770)	(18,583)	(2,790)	(3,761)	(10,214)	(581,118)

At December 31, 2016, as restated	2,053,768	40,489	11,004	19,694	64,125	2,189,080

At January 1, 2017	2,053,768	40,489	11,004	19,694	64,125	2,189,080
Additions	14,244	544	465	108	37,090	52,451
Disposals	(6,005)	—	(291)	(261)	—	(6,557)
Reclassification	37,699	1,524	—	—	(39,223)	—
Transfers from advance payment	51,684	292	—	—	7,159	59,135
Exchange difference on translation	43,654	4	178	637	1,681	46,154

At June 30, 2017	2,195,044	42,853	11,356	20,178	70,832	2,340,263

Accumulated depreciation
At January 1, 2016, as previously reported	275,837	548	4,839	8,827	—	290,051
Prior period adjustments	(2,570)	—	1	—	—	(2,569)

At January 1, 2016, as restated	273,267	548	4,840	8,827	—	287,482
Charge for the period	235,832	363	2,599	4,162	—	242,956
Disposal	(14,888)	—	(74)	(1,097)	—	(16,059)
Exchange difference on translation	(33,336)	(58)	(402)	(132)	—	(33,928)

At December 31, 2016, as restated	460,875	853	6,963	11,760	—	480,451

At January 1, 2017	460,875	853	6,963	11,760	—	480,451
Charge for the period	125,174	87	1,539	1,962	—	128,762
Disposal	(3,632)	—	(208)	(221)	—	(4,061)
Impairment	29,382	85	—	—	—	29,467
Exchange difference on translation	12,046	1	131	490	—	12,668

At June 30, 2017	623,845	1,026	8,425	13,991	—	647,287

Net book value
At December 31, 2016, as restated	1,592,893	39,636	4,041	7,934	64,125	1,708,629
At June 30, 2017	1,571,199	41,827	2,931	6,187	70,832	1,692,976

          The impairment in the period ended June 30, 2017 relates to towers on certain sites which were made dormant following the consolidation of customer equipment between sites. As a result the towers are no longer in use and have no installed customer equipment. It was determined that the recoverable amount was nil and therefore the carrying amount was written down to the recoverable amount. The impairment loss has been recognized in cost of sales in the consolidated statement of income.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

15. Goodwill and other intangible assets

	Goodwill $'000	Licences $'000	Software $'000	Customer-related intangible assets $'000	Network related intangible assets $'000	Total $'000

Cost
At January 1, 2016, as previously reported	761,636	13,158	1,342	636,968	75,053	1,488,157
Prior period adjustments	(3,539)	—	—	(25,516)	(1,924)	(30,979)

At January 1, 2016, as restated	758,097	13,158	1,342	611,452	73,129	1,457,178
Additions during the period	—	5	5,287	—	—	5,292
Additions through business combination	95,500	2	59	212,893	—	308,454
Exchange difference on translation	(242,375)	(491)	46	(248,286)	(23,225)	(514,331)

At December 31, 2016, as restated	611,222	12,674	6,734	576,059	49,904	1,256,593

At January 1, 2017	611,222	12,674	6,734	576,059	49,904	1,256,593
Additions	—	1	634	—	—	635
Exchange difference on translation	9,832	1,067	—	8,290	576	19,765

At June 30, 2017	621,054	13,742	7,368	584,349	50,480	1,276,993

Accumulated amortization
At January 1, 2016, as previously reported	251	1,756	543	21,304	5,669	29,523
Prior period adjustments	—	—	—	(87)	(13)	(100)

At January 1, 2016, as restated	251	1,756	543	21,217	5,656	29,423
Charge for the period	—	772	1,537	21,996	4,309	28,614
Exchange difference on translation	—	(97)	226	(7,647)	(2,274)	(9,792)

At December 31, 2016, as restated	251	2,431	2,306	35,566	7,691	48,245

At January 1, 2017	251	2,431	2,306	35,566	7,691	48,245
Charge for the period	—	378	1,106	11,263	1,760	14,507
Disposal	—	—	—	—	—	—
Exchange difference on translation	—	225	1	1,071	184	1,481

At June 30, 2017	251	3,034	3,413	47,900	9,635	64,233

Net book value
At December 31, 2016, as restated	610,971	10,243	4,428	540,493	42,213	1,208,348
At June 30, 2017	620,803	10,708	3,955	536,449	40,845	1,212,760

16. Derivative financial instruments

          The underlying contractual notional amount for the derivative instruments is as follows:

	December 31, 2016 $'000	June 30, 2017 $'000

Non-deliverable forward	110,014	356,364
Cross-currency swaps	8,000	—
Embedded options	800,000	800,000
Interest rate cap hedge arrangements	1,019,276	1,265,676

	1,937,290	2,422,040

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16. Derivative financial instruments (Continued)

          The derivative instruments have been recorded at fair value and classified as an asset or liability as follows:

	December 31, 2016 $'000	June 30, 2017 $'000

Non-deliverable forward	25,041	104,585
Cross-currency swaps	(313)	—
Embedded options	2,650	2,130

	27,378	106,715

          The related net foreign exchange gain is included in finance income and finance costs in notes 9 and 10. The change in fair value of the derivative instruments has been recorded in the statement of income as follows:

	Year ended December 31, 2016 $'000	Six months ended June 30, 2017 $'000

Non-deliverable forward	25,041	84,573
Cross-currency swaps	(313)	—
Embedded options	4,770	520
Interest rate cap hedge arrangements	(690)	606

	28,808	85,699

17. Trade and other receivables

	December 31, 2016 Restated $'000	June 30, 2017 $'000

Current
Trade receivables	197,778	239,806
Less: impairment provisions	(15,014)	(19,102)

Net trade receivables	182,764	220,704
Other receivables	16,170	43,208
Prepaid land rent	27,596	27,820
Other prepaid expense	12,450	20,081
Advance payments	3,486	15,369
Withholding tax	19,193	34,424
VAT receivables	13,886	3,880

	275,545	365,486

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17. Trade and other receivables (Continued)

	December 31, 2016 Restated $'000	June 30, 2017 $'000

Non-current
Prepaid land rent	77,167	82,183
Payment in advance for property, plant and equipment	224,217	241,697

	301,384	323,880

18. Trade and other payables

	December 31, 2016 Restated $'000	June 30, 2017 $'000

Trade payables	185,564	204,887
Deferred revenue	22,356	19,425
Withholding tax payable	2,818	2,588
Payroll and other related statutory liabilities	8,261	6,976
Other payables	49,446	17,216

	268,445	251,092

19. Borrowings

	December 31, 2016 Restated $'000	June 30, 2017 $'000

Non-current
External debt	1,623,142	1,545,681
Senior Notes	790,972	792,144
Bank borrowings	832,170	753,537
Loan from NCI	281,650	289,742

	1,904,792	1,835,423

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

19. Borrowings (Continued)

	December 31, 2016 Restated $'000	June 30, 2017 $'000

Current
External debt	98,995	283,412
Senior Notes	14,024	14,188
Bank borrowings	84,971	269,294

	98,995	283,412

          The increase in current borrowings is due to an increase in principal payments becoming due in the next 12 months.

Bank borrowings

(i)
IHS Nigeria Limited

          On February 8, 2017, IHS Nigeria Limited drew down a further 6.4 billion against its syndicated loan facility due to First City Monument Bank PLC, United Bank for Africa (UBA) and Ecobank Nigeria Limited (lead arranger).

(ii)
INT Towers Limited

          On April 18, 2017, INT Towers Limited drew down a further 4.1 billion and US$60.2 million against its syndicated the US$800 million facility (split into US$560 million and 38.27 billion), provided by ABSA Bank Limited, Citibank London, FirstRand Bank Limited, Standard Bank of South Africa Limited, Stanbic IBTC Bank Plc, Standard Chartered Bank (SCB), United Bank for Africa Plc (UBA) and Ecobank Nigeria Limited.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

20. Provisions for other liabilities and charges

	December 31, 2016 Restated $'000	June 30, 2017 $'000

At January 1	37,362	49,414
Additional provisions	4,950	10,677
Addition through business combinations	411	—
One-off decommissioning provision (through profit or loss)	3,475	—
Payment for tower and tower equipment decommissioning	(77)	(43)
Unwinding of discount	5,724	1,620
Effects of movement in exchange rates	(996)	(5,077)

At December 31	50,849	56,591
Analysis of total decommissioning and site restoration provisions:
Non-current	50,849	56,591
Current	—	—

	50,849	56,591

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

21. Stated capital

	Class A shares (US$0.037489 each)		Class B shares (US$0.037489 each)

	Number of shares '000	Stated capital $'000	Number of shares '000	Stated capital $'000

At January 1, 2016	100,530,825	2,700,730	17,951,947	588,862
At June 30, 2016	100,530,825	2,700,730	17,951,947	588,862
At January 1, 2017	104,117,733	2,854,039	19,006,274	633,926
Issued*	23,582,086	1,030,685	—	—
Converted Class B shares to Class A Shares**	2,447,347	334,913	(2,447,347)	(334,913)
Issue costs*	—	(148)	—	—

At June 30, 2017	130,147,166	4,219,488	16,558,927	299,014

*
On February 23, 2017, MTN Group (MTN) exercised its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited. As a result of the transaction Class A shares were issued to MTN. Refer to note 26 Exchange rights for more information of this exchange.

**
At the same time as the exercise of its exchange rights, MTN converted some of its existing class B non-voting shares to class A voting shares.

22. Other reserves

	Available for sale reserve $'000	Restructuring reserve $'000	Loss on transaction between owners $'000	Foreign exchange translation reserve $'000	Other reserves $'000	Total $'000

At January 1, 2016, as previously reported	(37)	4,019	(189,676)	(82,874)	(51)	(268,619)
Prior period adjustments	1	—	—	(41,784)	—	(41,783)

Balance at January 1, 2016, as restated	(36)	4,019	(189,676)	(124,658)	(51)	(310,402)
Other comprehensive income	19	—	—	(202,377)	—	(202,358)

Balance at June 30, 2016	(17)	4,019	(189,676)	(327,035)	(51)	(512,760)

Balance at January 1, 2017	(16)	4,019	(189,676)	(350,040)	—	(535,713)
Other comprehensive income	4	—	—	15,784	—	15,788
Transaction between owners	—	—	(921,815)	—	—	(921,815)

Balance at June 30, 2017	(12)	4,019	(1,111,491)	(334,256)	—	(1,441,740)

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

22. Other reserves (Continued)

          The transaction between owners relates to MTN exercising its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited. Refer to note 26 Exchange rights for more information of this exchange.

23. Non-controlling interest

	June 30, 2016 $'000	June 30, 2017 $'000

Balance at January 1	221,053	76,576
(Loss)/profit for the period	(108,054)	3,910
Other comprehensive income	(22,673)	(72)
Transaction between owners	—	(80,414)

Balance at June 30	(90,326)	—

          The balance at June 30, 2017 is nil due to MTN exercising its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited. Refer to note 26 for more information on this exchange.

24. Share-based payment obligation

          In April 2017, 475 million and 219 million options were issued to employees in terms of the existing long-term incentive plan 1 (LTIP 1) and long-term incentive plan 2 (LTIP 2) respectively. They were issued on the same terms as the other options granted in the LTIP 1 and LTIP 2 plans and vest in 33% portions.

          In December 2016, IHS approved additional long-term incentive plans (the "LTIP 2B plan" and "LTIP 3 plan"). On June 15 2017, the Group granted three tranches of each plan to executives. Similar to the existing long-term incentive plans, each tranche has a different exercise price. LTIP 2B and LTIP 3 vest in 25% portions, starting on the grant date (i.e. immediately) and every grant anniversary date thereafter until fully vested (i.e. every year until the end of the third year). Similar to the LTIP 1 and LTIP 2 plans, options granted under the LTIP 2B and LTIP 3 plans are exercisable upon the occurrence of a liquidity event, with the exception of LTIP 2B plan grants which are only exercisable upon the occurrence of a liquidity event in excess of $8.5 billion.

          The LTIP 2B plans and LTIP 3 plans may be cash or equity settled, as applicable, however, the Company has a present obligation to settle in cash and thus the options are accounted for as cash-settled instruments pursuant to IFRS 2. For cash-settled share-based payments, a liability equal to the portion of the services received is recognized at its current fair value determined at each statement of financial position date.

          The number of options authorized for LTIP 2B and LTIP 3 was 4,166 million and 376 million respectively. The number of options issued for LTIP 2B and LTIP 3 was 2,500 million and 226 million respectively.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

24. Share-based payment obligation (Continued)

(i)      The assumptions used to carry out the valuation of the schemes are summarized in the table below.

	As at December 31, 2016 $'000	As at June 30, 2017 $'000

Weighted average fair value ($)	0.010544	0.099803
Share price ($)	0.043112	0.043700
Expected term, in years	1.50	1.68
Risk-free interest rates	0.74% - 1.40%	1.19% - 1.50%
Expected volatility	30.6% - 34.40%	31.20% - 34.20%

          No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is a minimal likelihood that dividends will be paid in the near future.

          The table below shows the different exercise prices and the weighted average remaining contractual life of the options issued in April 2017 in terms of the existing LTIP 1 and LTIP 2 plans and the new LTIP 2B and LTIP 3 plans as at the grant date:

	LTIP 2	LTIP 1

Grant date — April 2017
Weighted average-remaining contractual life (years)	6.76	6.76
Expiry date	March 2024	March 2024
Exercise/strike price (US$) — Tranche 1	0.043398	0.049908
Exercise/strike price (US$) — Tranche 2	0.046572	0.053558
Exercise/strike price (US$) — Tranche 3	0.057016	0.065568
Exercise/strike price (US$) — Tranche 1	0.049908	—
Exercise/strike price (US$) — Tranche 2	0.053558	—
Exercise/strike price (US$) — Tranche 3	0.065568	—
          LTIP 2 was granted at different exercise prices for different locations/divisions

	LTIP 2B	LTIP 3

Grant date — June 2017
Weighted average-remaining contractual life (years)	11.96	11.98
Expiry date	June 2029	June 2029
Exercise/strike price (US$) — Tranche 1	0.037738	0.0499080
Exercise/strike price (US$) — Tranche 2	0.040500	0.0535584
Exercise/strike price (US$) — Tranche 3	0.049579	0.0655686

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

24. Share-based payment obligation (Continued)

          The total expense that was recognized for the periods for the Group:

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

LTIP 1	22,757	(3,873)
LTIP 2	67,867	9,559
LTIP 2B	—	6,360
LTIP 3	—	421

	90,624	12,467

25. Cash generated from operations

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Reconciliation
(Loss)/profit before taxation	(853,939)	85,197
Add back:
Depreciation of property, plant and equipment (Note 14)	122,079	128,762
Amortization of intangible assets (Note 15)	12,292	14,507
Amortization of prepaid land rent	21,151	18,629
Impairment of property, plant and equipment (Note 14)	—	29,467
Impairment of prepaid land rent	—	1,116
Impairment of accounts receivable	606	4,495
Impairment of inventory	(811)	811
Loss on sale of property, plant and equipment	116	—
Interest expense (Note 10)	909,099	114,135
Fair value loss through profit or loss (Note 10)	603	523
Share-based payments expense (Note 24)	90,624	12,467
Long-term employee benefits	30	76
Less:
Finance income	(30,700)	(116,250)
Insurance claim	(1,335)	(805)
Net gain on sale of property, plant and equipment	—	(136)

Operating profit before working capital changes	269,815	292,994
Changes in working capital
Decrease/(increase) in inventories	(13,636)	1,849
Increase in trade and other receivables (excluding prepaid rent)	(93,121)	(165,310)
Increase in trade and other payables	155,711	93,292

Cash generated from operations	318,769	222,825

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

26. Exchange rights

          On February 23, 2017, MTN Group (MTN) exercised its right to exchange its 51% shareholding in Nigeria Tower Interco B.V, (Interco) the holding company of INT Towers Limited (INT), for shares in IHS Holding Limited (IHS).

          As a result of the transaction, MTN obtained 23,582,086,230 additional shares in IHS, increasing its economic interest from 15.8%, held previously through class B non-voting shares, to 29.0% held through 20.0% of the issued class A voting shares (representing a 17.7% economic interest) and 100% of the issued class B non-voting shares (representing an 11.3% economic interest). The fair value of the shares granted to MTN was determined to be $1,030,685,040 using a discounted cash flow approach which, net of transaction costs of $148,472, represents the entire value of the increase in stated capital in the period. Refer to note 21 Stated capital.

          Following the transaction, IHS now owns directly 100% of the issued share capital of Interco and thereby 100% of the issued share capital of INT (MTN has no remaining interest). The transaction did not result in a change in control of INT because IHS already exercised operational control over INT and therefore was accounted for as a transaction with NCI. IHS previously did not consolidate Interco as IHS only held a 49% stake, and 51% was held by MTN. Interco is not a business and therefore its consolidation was not recognized as a business combination, but rather as part of the wider transaction with NCI.

          IHS consolidated the financial position of Interco into the accounts at the carrying value on February 23, 2017. The following adjustments were processed on consolidation:

$'000

Fair value of shares issued	1,030,685
Elimination of non-controlling interest in INT	(80,413)
Loan payable in the IHS Group to Interco that is now eliminated on consolidation	(28,603)
Cash held by Interco at the time of the exchange	(54)
Trade and other payables in the books of Interco	200

Total loss from transactions with owners (note 22)	921,815

          As part of this exchange, the exchange right acquired by MTN as part of the initial business combination and which was viewed as a derivative in accordance with the Group's derivate financial instruments policy, was extinguished. The value of this derivative was determined not to be material, as described below, and therefore was not ascribed any value; thus, the value of the 51% share of INT we gained was equivalent to the value of the shares which we issued.

          A fair valuation of the derivative instrument was performed using a Monte Carlo simulation model which sufficiently factors in the multiple outcomes of the exchange right formula written within the terms of the exchange agreement. Based on a discounted cash flow valuation of the exchanged shares of the two companies, measured by the probability of exercise at the forecast exercise dates this resulted in a fair value that was assessed not to be material.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

27. Related party transactions

          MTN Group Limited (MTN) is a shareholder in IHS Holding Limited and held an option, exercisable during the period, to swap its interest in INT for Class A shares in the Company, which was exercised on February 23, 2017 (see note 26). MTN's subsidiary, MTN Nigeria Towers SPV B.V. provided a loan (see below) to INT Towers Limited and the MTN Group is a major customer of the IHS Group.

          IHS had the following transactions and balances with the MTN Group:

	Six months ended June 30, 2016 $'000	Six months ended June 30, 2017 $'000

Sale and purchases of goods and services:
Revenue for services rendered	290,331	327,684
Purchases of goods and services*	(46,340)	(416)
Bad debt provision	—	—
Finance costs:
Interest on NCI loan (effective IFRS Interest)	(8,613)	(9,129)
Balances outstanding at year ends:
Trade receivables	78,537	27,626
Trade and other payables	(19,092)	(12,096)
Loan balance**	(271,906)	(289,742)

*
Purchases are primarily re-charges of diesel, rent and maintenance for sites which were in the process of being migrated following acquisition.

**
On December 23, 2014, INT Towers received a US$90 million loan from MTN Nigeria Towers SPV B.V. on which interest accrues at 10% per annum. This was increased by US$85 million on July 1, 2015 with interest also accruing at 10% per annum; such interest is payable only on maturity. The total US$175 million loan is repayable in full in 2025 including accrued interest. The carrying value of US$282 million (2015: US$245 million) represents the value of the loan at amortized cost. As this loan was deemed to be at an above-market rate, the Group recognized the issuance of the first tranche of loan in 2014 at fair value in the statement of changes in equity, through non-controlling interest, and the issuance of the second tranche of the loan in 2015 at fair value as part of the consideration on the business combination.

28. Capital commitments and contingent liabilities

          As of June 30, 2017, the Group had capital commitments amounting to $158.8 million (December 31, 2016: $95.4 million) and contingent liabilities amounting to $7.5 million (December 31, 2016: $4 million). The main reason for the increase in capital commitments relates to property, plant and equipment commitments, and the main reason for the increase in contingent liabilities relates to an ongoing litigation case in Zambia.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

29. Events after the reporting period

(i)      Loan refinancing

          IHS Zambia Limited and IHS Côte d'Ivoire S.A. refinanced existing loans on July 31, 2017 and August 11, 2017, respectively. This was treated as an extinguishment of debt and the losses arising from the unamortized finance costs of $1.0 million and $1.2 million respectively were recognized in the statement of income.

(ii)    Proposed acquisition

          In October 2017, IHS entered into an agreement, subject to certain terms and conditions, to acquire over 1,600 towers from Mobile Telecommunications Company K.S.C.P ("Zain Kuwait"), Kuwait's biggest telecom operator by number of subscribers. The initial consideration estimated as payable by the Group is $165 million.

             Shares

IHS Towers Limited

Ordinary Shares

PROSPECTUS

Goldman Sachs & Co. LLC

Citigroup

Morgan Stanley

          Through and including                       , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required In Prospectus

Item 6.    Indemnification of directors and officers

          Cayman Islands law does not limit the extent to which a company's amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors' or officers' dishonesty, willful default or fraud.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

          Our amended and restated memorandum and articles of association will provide:

  "Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Person") shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

139.
No Indemnified Person shall be liable:

(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person's part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, willful default or fraud as determined by a court of competent jurisdiction."

          Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers and directors.

          We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

          In any underwriting agreement we enter into in connection with the sale of the ordinary shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended against certain liabilities.

Item 7.    Recent sales of unregistered securities

          Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also, included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

          In 2015, we issued 16,004,694,710 shares to International Finance Corporation, ECP IHS (Mauritius) Limited, Korea Investment Corporation, ELQ Investors II Ltd, IFC Global Infrastructure Fund LP, AIIF2 Towers Mauritius, Warrington Investment PTE Ltd, Africa Telecom Towers S.C.S. and Mobile Telephone Networks (Netherlands) B.V. for an aggregate consideration of $600 million. In 2016 we issued 4,641,235,607 shares to International Finance Corporation, ECP IHS (Mauritius) Limited, Oranje-Nassau Developpement S.A, SICAR, IFC Global Infrastructure Fund LP, AIIF2 Towers Mauritius, Warrington Investment PTE Ltd, Africa Telecom Towers S.C.S., ECPIV — IHS Limited, Investec Africa Private Equity Fund 2 LP and Mobile Telephone Networks (Netherlands) B.V. for an aggregate consideration of approximately $200 million. These shares were issued without registration in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder or Regulation S under the Securities Act of 1933, as amended, regarding sales by an issuer in offshore transactions.

          In 2015, we granted 14,281,925,963 share options to employees at a base price per share between $0.032599 and $0.037489, and in 2017, we granted 5,214,851,183 share options to employees at a base price per share between $0.032599 and $0.043112. The aggregate of 25,091,561,328 share options will convert into                          ordinary shares upon completion of this offering. These options were issued under the Securities Act and pursuant to Rule 701 under the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

          On October 27, 2016, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $800 million of 9.5% Senior Notes due 2021. The proceeds from the notes were used to refinance existing debt and pay fees and expenses related to the offering, including discounts and commissions to Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Goldman Sachs International and Standard Chartered Bank, the initial purchasers of the senior notes. The issuance and sale of the senior notes was exempt from the registration requirements of the Securities Act because the senior notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(a)(2) thereof and the senior notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

Item 8.    Exhibits

  (a)
  The following documents are filed as part of this registration statement:

1.1	*	Form of Underwriting Agreement.
3.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1	*	Specimen Ordinary Share Certificate of the Registrant.
4.2	*	Form of Registration Rights Agreement.
5.1	*	Opinion of Walkers as to the validity of the securities being offered.
16.1	*	Letter from PricewaterhouseCoopers Republic of Mauritius, regarding change in the registrant's certifying accountant.
21.1	*	List of subsidiaries.
23.1	*	Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Walkers (included in Exhibit 5.1).
24.1	*	Powers of attorney (included on signature page to the registration statement).

*
To be filed by amendment.
  (b)
  Financial Statement Schedules

          None.

Item 9.    Undertakings

          The undersigned hereby undertakes:

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on                          , 2017.

IHS Towers Limited
By:
	Name:	Issam Darwish
	Title:	Chief Executive Officer and Director
By:
	Name:	Adam Walker
	Title:	Chief Financial Officer

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Issam Darwish and Adam Walker and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                          , 2017 in the capacities indicated:

Name	Title

Issam Darwish	Chief Executive Officer and Director (principal executive officer)
Adam Walker	Chief Financial Officer (principal financial officer and principal accounting officer)

Signature of Authorized U.S. Representative of Registrant

          Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of IHS Towers Limited has signed this registration statement on                          , 2017.

By:
Name:
Title: